      As filed with the Securities and Exchange Commission on November 20, 2008



                                           REGISTRATION STATEMENT NO. 333-152222
                                                                       811-03927

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]


PRE-EFFECTIVE AMENDMENT NO. 1


AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940


AMENDMENT NO. 102                                                            [X]


                MetLife of CT Fund UL for Variable Life Insurance
                           (Exact name of Registrant)


                    MetLife Insurance Company of Connecticut
                               (Name of Depositor)
                              1300 Hall Boulevard
                       Bloomfield, Connecticut 06002-2910
              (Address of Depositor's Principal Executive Offices)


        Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       Metropolitan Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02116
                     (Name and Address of Agent for Service)


                  Approximate Date of Proposed Public Offering:
   As soon as possible after the effective date of this registration statement


The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being registered: Flexible Premium Variable Life Insurance Policies

================================================================================

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE

                              METLIFE VARIABLE LIFE
                      METLIFE VARIABLE SURVIVORSHIP LIFE II
                  METLIFE VARIABLE LIFE ACCUMULATOR (SERIES 3)

                       SUPPLEMENT DATED NOVEMBER 24, 2008
                                     TO THE
                        PROSPECTUSES DATED APRIL 28, 2008


COMBINATION OF SEPARATE ACCOUNTS


Effective November 24, 2008, MetLife Insurance Company of Connecticut combined MetLife of CT Fund UL II for Variable Life Insurance (the "Former Separate Account") with and into MetLife of CT Fund UL for Variable Life Insurance (the "Separate Account"). The Separate Account was established on November 10, 1983 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.


In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Policy as a result of the Combination.
     - Your Cash Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Investment Options available under your Policy have not changed as a result of the Combination.
     - Your Cash Value is allocated to the same Investment Options (with the same Accumulation Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Investment Option and illustrate unit values as a range.

If you have any questions, or if you would like to receive a revised prospectus, please contact us at 1-800-334-4298.

POLICY DESCRIPTION -- OWNERSHIP/POLICY RIGHTS


The Prospectus describes all material features and benefits of the Policy. The language in the Prospectus determines your rights under the federal securities laws.


THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
              METLIFE OF CT FUND UL II FOR VARIABLE LIFE INSURANCE
           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT TWO METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT THREE


                              METLIFE VARIABLE LIFE
                       METLIFE VARIABLE SURVIVORSHIP LIFE
                      METLIFE VARIABLE SURVIVORSHIP LIFE II
                        METLIFE VARIABLE LIFE ACCUMULATOR
                  METLIFE VARIABLE LIFE ACCUMULATOR (SERIES 2)
                  METLIFE VARIABLE LIFE ACCUMULATOR (SERIES 3)
                                     INVEST
                                  MARKETLIFE(R)
                                   VINTAGELIFE
                            PORTFOLIO ARCHITECT LIFE

                   SUPPLEMENT DATED SEPTEMBER 11, 2008 TO THE
       PROSPECTUSES DATED APRIL 28, 2008 AND MAY 2, 2005, AS SUPPLEMENTED

Effective September 22, 2008, the Company's Home Office will be relocated to 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. Accordingly, all references in your prospectus to the Company's Home Office shall refer to this address. Please note, however, that the address for making premium payments will continue to be MetLife Insurance Company of Connecticut, P.O Box 371888, Pittsburgh, PA 15250-7888.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                              METLIFE VARIABLE LIFE


                          NOVEMBER 24, 2008 PROSPECTUS


                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                            ISSUED TO INDIVIDUALS BY:
                    METLIFE INSURANCE COMPANY OF CONNECTICUT


                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
         (FORMERLY METLIFE OF CT FUND UL II FOR VARIABLE LIFE INSURANCE)





This prospectus describes MetLife Variable Life (the "Policy"), a flexible premium variable life insurance policy issued by MetLife Insurance Company of Connecticut (the "Company"). Please be aware that this is a prospectus, which highlights many Policy provisions and communicates the Policy's primary features. The language of the Policy itself determines your rights and obligations under the Policy. Please keep this prospectus for future reference. The Company no longer offers the Policy to new purchasers. It does continue to accept additional premium payments from existing Policy owners.



Effective November 24, 2008, the Company combined MetLife of CT Fund UL II for Variable Life Insurance, with and into MetLife of CT Fund UL for Variable Life Insurance (the "Separate Account"). (See "The Separate Account and The Investment Options")


You can build Cash Value by investing in a variety of INVESTMENT OPTIONS, which, in turn, invest in professionally managed Mutual Funds (the "FUNDS" listed below). A fixed rate option (the "FIXED ACCOUNT") is also available. Except for amounts in the Fixed Account, the value of your Policy will vary based on the performance of the Funds you select. The following Funds are available for Policies purchased on or after April 28, 2008:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Pioneer Fund Portfolio -- Class A
  American Funds Global Growth Fund                Pioneer Strategic Income Portfolio -- Class
  American Funds Growth Fund                          A
  American Funds Growth-Income Fund                Third Avenue Small Cap Value
FIDELITY(R) VARIABLE INSURANCE PRODUCTS               Portfolio -- Class B
  Contrafund(R) Portfolio -- Service Class       METROPOLITAN SERIES FUND, INC.
  Mid Cap Portfolio -- Service Class 2             BlackRock Aggressive Growth
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class D
  TRUST -- CLASS 2                                 BlackRock Money Market Portfolio -- Class A
  Templeton Foreign Securities Fund                Davis Venture Value Portfolio -- Class A
GOLDMAN SACHS VARIABLE INSURANCE                   FI Large Cap Portfolio -- Class A
  TRUST -- INSTITUTIONAL SHARES                    FI Value Leaders Portfolio -- Class D
  Goldman Sachs Capital Growth Fund                MetLife Conservative Allocation
JANUS ASPEN SERIES -- SERVICE SHARES                  Portfolio -- Class B
  Mid Cap Growth Portfolio                         MetLife Conservative to Moderate Allocation
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          MetLife Moderate Allocation
     Growth Portfolio -- Class I                      Portfolio -- Class B
  Legg Mason Partners Variable Capital and         MetLife Moderate to Aggressive Allocation
     Income Portfolio -- Class II                     Portfolio -- Class B
  Legg Mason Partners Variable Capital             MetLife Aggressive Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Equity Index        MFS(R) Total Return Portfolio -- Class F
     Portfolio -- Class I                          MFS(R) Value Portfolio -- Class A
  Legg Mason Partners Variable Fundamental         Russell 2000(R) Index Portfolio -- Class A
     Value Portfolio -- Class I                    T. Rowe Price Large Cap Growth
  Legg Mason Partners Variable Large Cap              Portfolio -- Class B
     Growth Portfolio -- Class I                   T. Rowe Price Small Cap Growth
LEGG MASON PARTNERS VARIABLE INCOME TRUST             Portfolio -- Class B
  Legg Mason Partners Variable High Income         Western Asset Management U.S. Government
     Portfolio                                        Portfolio -- Class A
MET INVESTORS SERIES TRUST                       PIMCO VARIABLE INSURANCE
  Clarion Global Real Estate                       TRUST -- ADMINISTRATIVE CLASS
     Portfolio -- Class A                          Total Return Portfolio
  Janus Forty Portfolio -- Class A               PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
  Legg Mason Partners Managed Assets               Pioneer Mid Cap Value VCT Portfolio
     Portfolio -- Class A                        THE MERGER FUND VL
  Lord Abbett Bond Debenture                       The Merger Fund VL
     Portfolio -- Class A                        VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
  Lord Abbett Growth and Income                    Comstock Portfolio
     Portfolio -- Class B                        VANGUARD(R) VARIABLE INSURANCE FUND
  Met/AIM Capital Appreciation                     Mid-Cap Index Portfolio
     Portfolio -- Class A                          Total Stock Market Index Portfolio
  Met/AIM Small Cap Growth Portfolio -- Class
     A
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B
  PIMCO Inflation Protected Bond
     Portfolio -- Class A


     Certain Funds have been subject to a merger, substitution or other change. Please see Appendix B "Additional Information Regarding Funds" for more information.


To learn more about the Policy you can request a copy of the Statement of Additional Information ("SAI") dated November 24, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at 1300 Hall Boulevard, Bloomfield, CT 06002-2910, call 1-800-334-4298 or access the SEC's website (http://www.sec.gov).


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE LIFE INSURANCE POLICIES ARE NOT DEPOSITS OF ANY BANK AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENT AGENCY. REPLACING ANY EXISTING LIFE INSURANCE POLICY WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE.

                                TABLE OF CONTENTS


                                                                          PAGE
                                                                          ----
SUMMARY OF PRINCIPAL POLICY BENEFITS AND RISKS..........................     3
Policy Summary..........................................................     3
Principal Policy Benefits...............................................     3
Principal Policy Risks..................................................     5
Fund Company Risks......................................................     6
FEE TABLES..............................................................     7
Transaction Fees........................................................     7
Periodic Charges Other Than Fund Operating Expenses.....................     8
Charges for Optional Riders.............................................    10
Fund Charges and Expenses...............................................    12
DESCRIPTION OF THE COMPANY, SEPARATE ACCOUNT AND FUNDS..................    16
The Insurance Company...................................................    16
The Separate Account and The Investment Options.........................    16
The Funds...............................................................    17
Voting Rights...........................................................    23
Conflicts of Interest...................................................    23
The Fixed Account.......................................................    23
POLICY CHARGES AND DEDUCTIONS...........................................    24
Charges Against Premium.................................................    24
Charges Against Cash Value..............................................    25
Charges Against the Separate Account....................................    26
Fund Charges............................................................    26
Modification, Reserved Rights and Other Charges.........................    26
POLICY DESCRIPTION......................................................    27
Similar Policy Availability.............................................    27
Applying for a Policy...................................................    27
When Coverage Begins....................................................    28
Right to Cancel (free look period)......................................    28
Tax Free 'Section 1035' Exchanges.......................................    28
Ownership/Policy Rights.................................................    29
PREMIUMS................................................................    30
Amount, Frequency and Duration of Premium Payments......................    30
Allocation of Premium Payments..........................................    31
VALUES UNDER YOUR POLICY................................................    31
Cash Value..............................................................    31
Investment Option Valuation.............................................    31
Fixed Account Valuation.................................................    32
Loan Account Valuation..................................................    33
TRANSFERS...............................................................    33
Transfers of Cash Value.................................................    33
Transfer of Cash Value from the Fixed Account to the Investment
  Options...............................................................    35
Transfer of Cash Value from the Investment Options to the Fixed
  Account...............................................................    35
Telephone Transfers.....................................................    35
Dollar Cost Averaging (DCA Program).....................................    36
Portfolio Rebalancing...................................................    36
DEATH BENEFIT...........................................................    36
Death Benefit Examples..................................................    37
Changing the Death Benefit Option.......................................    38
Paying the Death Benefit and Payment Options............................    38
BENEFITS AT MATURITY....................................................    39
OTHER BENEFITS..........................................................    39
Exchange Option.........................................................    39
Riders (Supplemental Insurance Benefits)................................    40
POLICY SURRENDERS.......................................................    41
Full Surrender..........................................................    41
Partial Surrender.......................................................    41
POLICY LOANS............................................................    42
Loan Conditions.........................................................    42
Effects of Loans........................................................    43
LAPSE AND REINSTATEMENT.................................................    43
Lapse...................................................................    43
Grace Period............................................................    43
Lapse Protection Guarantee Rider (Lifetime).............................    44
Lapse Protection Guarantee Rider (20 Year)..............................    44
Reinstatement...........................................................    44
FEDERAL TAX CONSIDERATIONS..............................................    44
Potential Benefits of Life Insurance....................................    45
Tax Status of the Policy................................................    45
Tax Treatment of Policy Benefits........................................    46
OTHER TAX CONSIDERATIONS................................................    49
Insurable Interest......................................................    49
The Company's Income Taxes..............................................    49
Alternative Minimum Tax.................................................    49
DISTRIBUTION & COMPENSATION.............................................    49
Distribution............................................................    49
Compensation............................................................    50
OTHER POLICY INFORMATION................................................    52
Valuation and Payment...................................................    52
Suspension of Valuation and Postponement of Payment.....................    52
Policy Statements.......................................................    52
Limits on Right to Contest and Suicide Exclusion........................    53
Misstatement as to Sex and Age..........................................    53
Policy Changes..........................................................    53
Restrictions on Financial Transactions..................................    53
LEGAL PROCEEDINGS.......................................................    53
FINANCIAL STATEMENTS....................................................    54
ILLUSTRATION OF POLICY BENEFITS.........................................    54
APPENDIX A: GLOSSARY OF TERMS USED THROUGHOUT THIS PROSPECTUS...........   A-1
APPENDIX B: ADDITIONAL INFORMATION REGARDING FUNDS......................   B-1
APPENDIX C: SURRENDER PENALTIES PER THOUSAND OF STATED AMOUNT AND
  INCREASED IN STATED AMOUNT (FOR ALL POLICIES EXCEPT THOSE ISSUED IN
  NEW YORK).............................................................   C-1
APPENDIX D: SURRENDER PENALTIES PER THOUSAND OF STATED AMOUNT AND
  INCREASES IN STATED AMOUNT (FOR POLICIES ISSUED IN NEW YORK ONLY).....   D-1
APPENDIX E: HYPOTHETICAL ILLUSTRATIONS..................................   E-1

                 SUMMARY OF PRINCIPAL POLICY BENEFITS AND RISKS

--------------------------------------------------------------------------------

This section provides a SUMMARY of the Policy and the principal policy benefits and risks. YOU SHOULD READ THE ENTIRE PROSPECTUS BEFORE PURCHASING THE POLICY. IMPORTANT DETAILS REGARDING THE POLICY ARE CONTAINED IN OTHER SECTIONS OF THIS PROSPECTUS. SOME POLICY FEATURES MAY NOT BE AVAILABLE IN SOME STATES AND THERE MAY BE VARIATIONS IN YOUR POLICY FROM DESCRIPTIONS CONTAINED IN THIS PROSPECTUS BECAUSE OF DIFFERENCES IN STATE LAW THAT AFFECT THE POLICIES. We use certain terms throughout this prospectus, which are defined in APPENDIX A.

As a LIFE INSURANCE POLICY, the Policy is a contract between you and the Company. The Policy is designed to provide insurance protection on the life of an individual and to build Cash Value. You agree to make sufficient Premium Payments to the Company and the Company agrees to pay a Death Benefit to your Beneficiary after the death of the Named Insured ("Insured") . Premium Payments are flexible in both frequency and amount.

                                 POLICY SUMMARY

MetLife Variable Life is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with Death Benefits, Cash Values, and other features traditionally associated with life insurance. To provide these benefits to you, we deduct amounts from your Premium Payments and Policy assets to pay insurance costs, sales and Policy expenses. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured and Death Benefit may increase and decrease based on the performance of the Investment Options you select.

                            PRINCIPAL POLICY BENEFITS

     -    Death Benefit

          We will pay your Beneficiary a Death Benefit after the death of the Insured while this Policy is in effect. There are two primary amounts involved in determining the Death Benefit under this Policy. First, when you apply for your Policy you will state the amount of life insurance coverage (THE STATED AMOUNT) that you wish to purchase on the Insured. Second, for a Policy to qualify as life insurance under federal tax law, it must provide a minimum amount of insurance in relation to the Cash Value of your Policy (THE MINIMUM AMOUNT INSURED). Generally, the Cash Value of your Policy is the sum of the values in the Investment Options and the Fixed Account, plus your Loan Account Value.

          In addition to choosing the Stated Amount, you must also choose a Death Benefit option. There are two Death Benefit options available:

          - OPTION 1 -- LEVEL OPTION: the Death Benefit will be the greater of (i) the Stated Amount or (ii) the Minimum Amount Insured.

          - OPTION 2 -- VARIABLE OPTION: the Death Benefit will be the greater of (i) the Stated Amount plus the Cash Value of the Policy or (ii) the Minimum Amount Insured.

          The Death Benefit may be increased or decreased by changes in the Stated Amount, surrenders, outstanding loans and charges or by certain Riders.

     -    Policy Surrenders (Withdrawals)

          You may withdraw some or all of your money from your Policy (minus any applicable charges and fees).

     -    Policy Loans

          You may borrow against your Policy using your Policy as collateral.

     -    The Investment Options and the Corresponding Funds

          You may select from a wide variety of Investment Options. Each Investment Option invests directly in a professionally managed Fund. You may transfer Cash Value among any of the Investment Options and the Fixed Account while continuing to defer current income taxes.

     -    The Fixed Account

          You may allocate Premium Payments and transfer Cash Value to the Fixed Account. The Fixed Account is credited interest at an effective annual rate guaranteed to be at least 3%. Transfers of Cash Value into or out of the Fixed Account are permitted subject to certain restrictions.

     -    Flexible Premium Payments

          After you make the initial Premium Payment, you may choose the amount and frequency of future Premium Payments, within certain limits.

     -    Payment Options

          You or your Beneficiary can choose from a variety of fixed and variable Payment Options (e.g., lump-sum or various periodic payments) to receive the Policy Proceeds.

     -    Tax-Free Death Benefit

          Your Beneficiary may receive the Death Benefit free of income tax, and with properly structured ownership you can also avoid estate tax on the Death Benefit.

     -    Right to Cancel Period

          We urge you to examine your Policy closely. When you receive your Policy, the Right to Cancel Period begins. This period is at least ten
          (10) days, or more if required by state law. If, for any reason, you are not satisfied, you may return the Policy to us during the Right to Cancel Period for a refund.

     -    Dollar Cost Averaging

          Under this program, you invest the same amount of money at regular intervals, so you are buying more units when the market is down and fewer units when the market is high. The potential benefit is to lower your average cost per unit.

     -    Portfolio Rebalancing

          This program can help prevent a structured investment strategy from becoming diluted over time. Investment performance will likely cause the allocation percentages for the Investment Options you most recently selected to shift. Under this program, you may instruct us to automatically reallocate values in your Policy periodically to help keep your investments properly aligned with your investment strategy.

     -    Exchange Option

          During the first two Policy Years you can exchange this Policy for a form of non-variable permanent individual life insurance.

     -    Personalized Illustrations

          You may request personalized illustrations for the Policy that reflect your age, sex, underwriting classification, the specified insurance benefits and the premium requested. These hypothetical illustrations may help you to understand how the Cash Value and Death Benefit can change over time and how the investment performance of the Funds impact the Cash Value and the Death Benefit. The illustrations may also help you compare the Policy to other life insurance policies. Personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or Cash Value.

     -    Riders (Supplemental Insurance Benefits)

          You may add additional insurance to your Policy by Rider. A number of different riders are available, ranging from a Cost of Living Adjustment Rider to a Lapse Protection Guarantee Rider. Please see "Other Benefits" for descriptions of all the riders.

                             PRINCIPAL POLICY RISKS

     -    Poor Fund Performance (Investment Risk)

          The value of your Policy is tied to the investment performance of the Funds and allocation percentages you choose. If those Funds perform poorly, the value of your Policy will decrease. Since we continue to deduct charges from the Cash Value, if investment results are too low, the Cash Surrender Value of your Policy may fall to zero, even if you send us your premium payments as illustrated. In that case, the Policy will, after a grace period, terminate without value and insurance coverage will no longer be in effect.

     -    Tax Risks

          We believe, but do not guarantee, that the Policy should be considered a life insurance policy under federal tax law. If the Policy was determined not to be a life insurance policy for federal tax purposes, you may be considered to be in constructive receipt of Policy Value, with adverse tax consequences, and all or a part of the proceeds paid under the Policy may be taxable to the Beneficiary. There is also a possibility that even if your Policy is treated as life insurance for federal tax purposes, it could be treated as a modified endowment contract (MEC) under federal tax laws (usually if your Premium payments in the first seven policy years or less exceed certain limits). If your Policy is a MEC, partial surrenders, collateral assignments and Policy loans could incur taxes, and any distributions or deemed distributions could incur the additional 10% tax on early withdrawals.

     -    Policy Lapse

          There is a risk that if partial surrenders, loans, and monthly deductions reduce your Cash Surrender Value to too low an amount and/or if the investment experience of your selected Investment Options is unfavorable, then your Policy could lapse. If your Policy lapses, then the Policy and all rights and benefits under it will terminate.

     -    Policy Withdrawal Limitations

          Full and Partial surrenders may be subject to a surrender charge. The minimum partial surrender amount is $500. Surrenders will reduce the Death Benefit, the Amount Insured and the Cash Value of the Policy. Federal income taxes and a penalty tax may apply to partial surrenders.

     -    Effects of Policy Loans

          A Policy loan, whether or not repaid, will affect your Policy's Cash Value over time because we transfer the amount of the loan from the Investment Options and the Fixed Account to the Loan Account and hold it as collateral. As a result, the loan collateral does not participate in the investment results of the Investment Options or the interest credited to the Fixed Account. A Policy loan also reduces the Death Benefit proceeds and could make it more likely that a Policy will lapse.

     -    Credit Risk

          The Death Benefit guarantees, rider guarantees and the Fixed Account obligations depend on the Company's financial ability to fulfill their obligations. You should review the Company's financial statements, which are available upon request and are attached to the Statement of Additional Information.

     -    Policy is not Suited for Short-Term Investment

          We designed the Policy to meet long-term financial goals. You should not purchase this Policy to meet any short-term investment goals or if you think you will surrender all or part of your Policy in the short-term.

     -    Increase in Current Fees and Expenses

          Certain Policy fees and expenses are currently charged at less than their maximum amounts. We may increase these current fees and expenses up to the guaranteed maximum levels.

                               FUND COMPANY RISKS

     - A comprehensive discussion of the risks of each Fund may be found in each Fund Company's prospectus.

     - Each Fund has its own goal, investment objective and investment strategies that affect the risks associated with investing in that Fund.

          A Fund always carries investment risks although some types carry more risk than others. Generally, the higher the potential return, the higher the risk of loss. Before you decide which Funds to choose, you should consider whether the goals and risks of a Fund are a good fit for your investment plan.

          There is no assurance that any of the Funds will achieve their stated investment objective.

                                   FEE TABLES

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time you buy the Policy or surrender the Policy. The tables disclose the Maximum Guaranteed Charge, the Current Charge and, where the amount of a charge depends on the Insured's characteristics, such as age or rating classification, the charge for a Sample Insured.

                                TRANSACTION FEES


                            WHEN WE DEDUCT THE
         CHARGE                   CHARGE                                  AMOUNT DEDUCTED



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Front-End Sales Charge   Upon receipt of each     Current Charge:          1.50% of each Premium Payment
on Stated Amounts        Premium Payment

------------------------------------------------
                                                  GUARANTEED CHARGE:       1.50% OF EACH PREMIUM PAYMENT



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Premium Tax Charge       Upon receipt of each     Current Charge:          2.25% of each Premium Payment
                         Premium Payment

------------------------------------------------
                                                  GUARANTEED CHARGE:       2.25% OF EACH PREMIUM PAYMENT



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Federal Deferred         Upon receipt of each     Current Charge:          1.25% of each Premium Payment
Acquisition Cost Charge  Premium Payment

------------------------------------------------
                                                  GUARANTEED CHARGE:       1.25% OF EACH PREMIUM PAYMENT



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Surrender Charge(1)      When you fully or        Current Charge:          Rates per $1000 of Stated Amount for
(decreases over a 10-    partially surrender                               First Year of Coverage:
year period -- see       your Policy within the                            Minimum: $2.04(2)
Appendix C and Appendix  first ten (10) Policy                             Maximum: $25.40(3)
D)                       Years and for the first
                         ten (10) Policy Years
                         after an increase in
                         Stated Amount

------------------------------------------------
                                                  GUARANTEED CHARGE:       RATES PER $1000 OF STATED AMOUNT FOR
                                                                           FIRST YEAR OF COVERAGE:
                                                                           MINIMUM: $2.04(2)
                                                                           MAXIMUM: $25.40(3)

------------------------------------------------
                                                  Sample Charge for a 40-  Rates per $1000 of Stated Amount for
                                                  year-old male, non-      First Year of Coverage:
                                                  smoker, preferred risk   Current: $5.69
                                                  class, with death        Guaranteed: $5.69
                                                  benefit option 1 and a
                                                  $410,000 face amount:

                            WHEN WE DEDUCT THE
         CHARGE                   CHARGE                                  AMOUNT DEDUCTED



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Decrease of Stated       When a decrease in       Current Charge:          Rates per $1000 of decrease in Stated
Amount(1) (decreases     Stated Amount is                                  Amount for the First Year of
over a 10-year           requested                                         Coverage:
period -- see Appendix                                                     Minimum: $2.04(2)
C and Appendix D)                                                          Maximum: $25.40(3)

------------------------------------------------
                                                  GUARANTEED CHARGE:       RATES PER $1000 OF DECREASE IN STATED
                                                                           AMOUNT FOR FIRST YEAR OF COVERAGE:
                                                                           MINIMUM: $2.04(2)
                                                                           MAXIMUM: $25.40(3)

------------------------------------------------
                                                  Sample Charge for a 40-  Rates per $1000 of Stated Amount for
                                                  year-old male, non-      First Year of Coverage:
                                                  smoker, preferred risk   Current: $5.69
                                                  class, with death        Guaranteed: $5.69
                                                  benefit option 1 and a
                                                  $410,000 face amount:



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


---------
(1) Current and Guaranteed charges may vary in certain states but will not exceed the Guaranteed charges shown above. The rates vary depending on the age, gender, policy duration and the amount of insurance coverage. These rates may not be representative of the charge that a particular policy owner would pay. To obtain information on the charges that would apply to you, please contact your agent or registered representative.
(2) Sample charge for any insured less than a year old regardless of sex, risk class or underwriting.
(3) Sample charge for any insured age 85-years old regardless of sex, risk class or underwriting.

The next two tables describe the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund expenses.

               PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES


                            WHEN WE DEDUCT THE
         CHARGE                   CHARGE                                  AMOUNT DEDUCTED



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Cost of Insurance        Monthly on the           Current Charge:          Rates per $1000 of Net Amount At Risk
Charge (COI(1))          Deduction Date                                    for the First Year of Coverage:
                                                                           Minimum: $0.0571(2)
                                                                           Maximum: $57.8023(3)

------------------------------------------------
                                                  GUARANTEED CHARGE:       RATES PER $1000 OF NET AMOUNT AT RISK
                                                                           FOR FIRST YEAR OF COVERAGE:
                                                                           MINIMUM: $0.0571(2)
                                                                           MAXIMUM: $77.1471(3)

------------------------------------------------
                                                  Sample Charge for a 40-  Rates per $1000 of Net Amount At Risk
                                                  year-old male, non-      for First Year of Coverage:
                                                  smoker, preferred risk   Current: $0.1745
                                                  class, with death        Guaranteed: $0.2634
                                                  benefit option 1 and a
                                                  $410,000 face amount:

                            WHEN WE DEDUCT THE
         CHARGE                   CHARGE                                  AMOUNT DEDUCTED



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Policy Administrative    Monthly from Cash Value  Current Charge:          Monthly Rate per $1000 of Initial
Expense Charges (2       for the first three (3)                           Stated Amount for the first three
parts)                   Policy Years on the                               years of coverage or for the three
                         Deduction Date and for                            years following an increase in Stated
                         three (3) Policy Years                            Amount:
                         after an increase in                              Minimum: $0.08(4)
                         Stated Amount.                                    Maximum: $0.15(5)

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF INITIAL
                                                                           STATED AMOUNT FOR THE FIRST THREE
                                                                           YEARS OF COVERAGE OR FOR THE THREE
                                                                           YEARS FOLLOWING AN INCREASE IN STATED
                                                                           AMOUNT:
                                                                           MINIMUM: $0.08(4)
                                                                           MAXIMUM: $0.15(5)

------------------------------------------------
                                                  Sample Charge for a 40-  Monthly Rate per $1000 of Initial
                                                  year-old male, non-      Stated Amount for the first three
                                                  smoker, preferred risk   years of coverage or for the three
                                                  class, with death        years following an increase in Stated
                                                  benefit option 1 and a   Amount:
                                                  $410,000 face amount:    Current: $0.08
                                                                           Guaranteed: $0.08

----------------------------------------------------------------------------------------------------------------
                         Monthly from Cash Value  Current Charge:          $6.00 monthly charge until the
                         until the Maturity Date                           Maturity Date for Stated Amounts less
                                                                           than $100,000

------------------------------------------------
                                                  GUARANTEED CHARGE:       SAME AS CURRENT.



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Mortality and Expense    Daily from the unloaned  Current Charge:          0.85% on an annual basis of the
Risk (M&E) Charge(6)     portion of the Cash                               amounts in the Investment Options for
                         Value                                             the first fifteen (15) Policy Years
                                                                           and 0.20% thereafter

------------------------------------------------
                                                  GUARANTEED CHARGE:       SAME AS CURRENT.



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Policy Loan Cost         Monthly from the Loan    Current Charge:          2.00% on an annual basis on the
                         Account                                           amount loaned for Policy Years 1-15
                                                                           and 1.00% on the amount loaned for
                                                                           Policy Years 16 and later(7)

------------------------------------------------
                                                  GUARANTEED CHARGE:       SAME AS CURRENT



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


---------
(1) The current cost of insurance charges shown are for a preferred nonsmoker underwriting and risk class while the Guaranteed charges are based on the 1980 Commissioners Standard Ordinary (1980 CSO Tables). Cost of insurance rates generally increase each Policy Year. The cost of insurance rates listed do not reflect the addition of any "flat extras". Flat extras account for adverse risks that, if applied, would increase the cost-of-insurance rates shown above.
(2)   Sample charge for a 9-year-old female with death benefit option 1.
(3) Sample charge for an 85-year-old male, smoker, Table 10, with death benefit option 1.
(4) Sample charge for any insured with an issue age less than 47 years old regardless of sex, risk class or underwriting.
(5) Sample charge for any insured with issue ages between 60-85 years old (inclusive) regardless of sex, risk class or underwriting.
(6) We are waiving amounts of the Mortality and Expense Risk Charge for Investment Options investing in certain of the Funds as follows: 0.15% for the Investment Option investing in the Western Asset Management U.S. Government Portfolio (Class A) of the Metropolitan Series Fund, Inc.; an amount equal to the Fund expenses that are in excess of 0.65% for the Investment Option investing in the PIMCO Inflation Protected Bond Portfolio (Class A) of the Met Investors Series Trust; an amount equal to the Fund expenses that are in excess of 0.265% for the Investment Option investing in the MetLife Stock Index Portfolio (Class A) of the Metropolitan Series Fund, Inc.; an amount equal to the Fund expenses that are in excess of 1.10% for the Investment Option investing in the Third Avenue Small Cap Value Portfolio (Class B) of the Met Investors Series Trust; an amount equal to the Fund expenses that are in excess of 1.18% for the Investment Option investing in the MFS Research International Portfolio (Class B) of the Met Investors Series Trust; an amount equal to the Fund expenses that are in excess of 0.84% for the Investment Option investing in the T. Rowe Price Small Cap Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.; an amount equal to the Fund expenses that are in excess of 0.68% for the Investment Option investing in the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; and an amount equal to the Fund expenses that are in excess of 0.90% for the Investment Option investing in the Oppenheimer Global Equity Portfolio (Class B) of the Metropolitan Series Fund, Inc.
(7) The Policy Loan Cost reflects the difference between the loan interest rate charged and the loan interest rate credited. The amount shown assumes that loan interest has been capitalized rather than paid in cash. (See "POLICY LOANS -- Loan Conditions" for more information.)

                           CHARGES FOR OPTIONAL RIDERS


                            WHEN WE DEDUCT THE
         CHARGE                   CHARGE                                  AMOUNT DEDUCTED



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Accidental Death         Monthly from the         Current Charge:          Monthly Rate per $1000 of Term
Benefit Rider #          unloaned portion of the                           Amount:
                         Cash Value on the                                 Minimum: $0.0792(3)
                         Deduction Date                                    Maximum: $0.1540(4)

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF TERM
                                                                           AMOUNT:
                                                                           MINIMUM: $0.0792(3)
                                                                           MAXIMUM: $0.1540(4)

------------------------------------------------
                                                  Sample Charge for a 45-  Monthly Rate per $1000 of Term
                                                  year-old male, non-      Amount:
                                                  smoker, elite risk       Current: $0.1056
                                                  class, with death        Guaranteed: $0.1056
                                                  benefit option 1 and a
                                                  $150,000 face amount:



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Accelerated Death                                 Current Charge:          $150 one time processing fee
Benefit Rider

------------------------------------------------
                                                  GUARANTEED CHARGE:       SAME AS CURRENT.



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Child Term Insurance     Monthly from the         Current Charge:          Monthly Rate per $1000 of Child Term
Rider                    unloaned portion of the                           Rider Unit: Without Waiver of
                         Cash Value on the                                 Deduction Amount Coverage Rider:
                         Deduction Date                                    $0.50 With Waiver of Deduction Amount
                                                                           Coverage Rider: $0.52

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF CHILD TERM
                                                                           RIDER UNIT: WITHOUT WAIVER OF
                                                                           DEDUCTION AMOUNT COVERAGE RIDER:
                                                                           $0.50 WITH WAIVER OF DEDUCTION AMOUNT
                                                                           COVERAGE RIDER: $0.52

------------------------------------------------
                                                  Sample Charge for an     Monthly Rate per $1000 of Child Term
                                                  10-year-old male with    Rider Unit: Without Waiver of
                                                  $11,000 Child Term       Deduction Amount Coverage Rider
                                                  Rider face amount        $0.50 With Waiver of Deduction Amount
                                                                           Coverage Rider: $0.52



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Cost of Living           Monthly from the         Current Charge:          Monthly Rate per $1000 of Net Amount
Adjustment Rider*        unloaned portion of the                           At Risk for the First Year of
                         Cash Value on the                                 Coverage:
                         Deduction Date                                    Minimum: $0.0571(1)
                                                                           Maximum: $57.8023(2)

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF NET  AMOUNT
                                                                           AT RISK THE FIRST YEAR OF COVERAGE:
                                                                           MINIMUM: $0.0571(1)
                                                                           MAXIMUM: $77.1471(2)

------------------------------------------------
                                                  Sample Charge for a 55-  Monthly Rate per $1000 of Net Amount
                                                  year-old male, non-      At Risk the First Year of Coverage:
                                                  smoker, preferred risk   Current: $0.4242
                                                  class, with death        Guaranteed: $0.919
                                                  benefit option 1 and a
                                                  $400,000 face amount:



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Coverage Extension       Not applicable           Current Charge:          No Charge
Rider

------------------------------------------------
                                                  GUARANTEED CHARGE:       NO CHARGE



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Full Surrender Charge    Monthly from the         Current Charge:          $5 monthly for the first five years
Waiver Rider             unloaned portion of the
                         Cash Value on the
                         Deduction Date

------------------------------------------------
                                                  GUARANTEED CHARGE:       $5 MONTHLY FOR THE FIRST FIVE YEARS

                            WHEN WE DEDUCT THE
         CHARGE                   CHARGE                                  AMOUNT DEDUCTED



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Lapse Protection         Not applicable           Current Charge:          No Charge
Guarantee Rider
(lifetime)

------------------------------------------------
                                                  GUARANTEED CHARGE:       NO CHARGE



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Lapse Protection         Monthly from the         Current Charge:          $10 per month
Guarantee Rider (20      unloaned portion of the
year)                    Cash Value on the
                         Deduction Date until
                         the earliest of the
                         first twenty (20)
                         Policy Years or the
                         Maturity Date

------------------------------------------------
                                                  GUARANTEED CHARGE:       $10 PER MONTH



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Maturity Extension       Not applicable           Current Charge:          No Charge
Rider (available only
if Insured's Issue Age
is between 81-85)

------------------------------------------------
                                                  GUARANTEED CHARGE:       NO CHARGE



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Specified Amount         Monthly from the         Current Charge:          Monthly Rate per $1000 of Specified
Payment Rider            unloaned portion of the                           Amount:
($1 -- Guideline Annual  Cash Value on the                                 Minimum: $0.00322(6)
Premium) (not available  Deduction Date                                    Maximum: $0.01140(7)
in NY)

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF SPECIFIED
                                                                           AMOUNT:
                                                                           MINIMUM: $0.00322(6)
                                                                           MAXIMUM: $0.01140(7)

------------------------------------------------
                                                  Sample Charge for a 35-  Monthly Rate per $1000 of Specified
                                                  year-old male, non-      Amount:
                                                  smoker, preferred risk   Current: $0.00442
                                                  class, with death        Guaranteed: $0.00442
                                                  benefit option 1 and a
                                                  $2,000 specified
                                                  amount:



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Spouse Term Insurance    Monthly from the         Current Charge:          Monthly Rate per $1000 of Term Amount
Rider++                  unloaned portion of the                           for the First Year of Coverage:
                         Cash Value on the                                 Minimum: $0.0571(1)
                         Deduction Date.                                   Maximum: $57.8023(2)

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF TERM AMOUNT
                                                                           FOR THE FIRST YEAR OF COVERAGE:
                                                                           MINIMUM: $0.0571(1)
                                                                           MAXIMUM: $77.1471(2)

------------------------------------------------
                                                  Sample Charge for a 40-  Monthly Rate per $1000 of Term Amount
                                                  year-old female, non-    for the First Year of Coverage:
                                                  smoker, elite risk       Current: $0.1283
                                                  class, with death        Guaranteed: $0.2111
                                                  benefit option 1 and a
                                                  $150,000 face amount:

                            WHEN WE DEDUCT THE
         CHARGE                   CHARGE                                  AMOUNT DEDUCTED



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Return of Premium        Monthly from the         Current Charge:          Monthly Rate per $1000 of Net Amount
Rider*                   unloaned portion of the                           At Risk the First Year of Coverage:
                         Cash Value on the                                 Minimum: $0.0571(1)
                         Deduction Date                                    Maximum: $57.8023(2)

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF NET AMOUNT
                                                                           AT RISK THE FIRST YEAR OF COVERAGE:
                                                                           MINIMUM: $0.0571(1)
                                                                           MAXIMUM: $77.1471(2)

------------------------------------------------
                                                  Sample Charge for a 45-  Monthly Rate per $1000 of Net Amount
                                                  year-old male, non-      At Risk the First Year of Coverage:
                                                  smoker, preferred risk   Current: $0.2333
                                                  class, with death        Guaranteed: $0.3956
                                                  benefit option 1 and a
                                                  $400,000 face amount:



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Waiver of Deduction      Monthly from the         Current Charge:          Monthly Rate per $1000 of Monthly
Amount Rider+++*         unloaned portion of the                           Deduction Amount for the First Year
                         Cash Value on the                                 of Coverage:
                         Deduction Date                                    Minimum: $0.0000(5)
                                                                           Maximum: $0.2587(6)

------------------------------------------------
                                                  GUARANTEED CHARGE:       MONTHLY RATE PER $1000 OF MONTHLY
                                                                           DEDUCTION AMOUNT FOR THE FIRST YEAR
                                                                           OF COVERAGE:
                                                                           MINIMUM: $0.0000(5)
                                                                           MAXIMUM: $0.2587(6)

------------------------------------------------
                                                  Sample Charge for a 35-  Monthly Rate per $1000 of Monthly
                                                  year-old male, non-      Deduction Amount for the First Year
                                                  smoker, preferred risk   of Coverage:
                                                  class, with death        Current: $0.0114
                                                  benefit option 1 and a   Guaranteed: $0.0114
                                                  $250,000 face amount:



----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


---------
(1) Sample charge for a 9-year-old female preferred plus underwriting class with death benefit option 1.
(2) Sample charge for an 85-year-old male, smoker, Table 10, with death benefit option 1.
(3) Sample charge for any insured with an issue age less than 30 years old regardless of sex, risk class or underwriting.
(4) Sample charge for any insured with issue ages between 60-65 years old (inclusive) regardless of sex, risk class, or underwriting.
(5) Sample charge for any insured with an issue age less than 5 years old regardless of sex, risk class or underwriting. Please note that this Rider is never free. This Rider does not offer any benefits until age 5 so there is no charge until the Insured is age 5.
(6) Sample charge for a 59-year-old smoker regardless of sex, risk class or underwriting.
(7) Sample charge for any male smoker insured with an issue age less than 23 years old regardless of underwriting.
(8)   Sample charge for a 59-year-old female nonsmoker regardless of underwriting.
# Minimum benefit amount of $25,000. Maximum limits are $100,000 for issue ages less than 26. Otherwise the maximum limit is $300,000. Rider benefit amount cannot exceed the base stated amount minimum.
+ Minimum benefit amount of $1,000. Maximum limits subject to underwriting. Rider benefit amount is subject to a $100,000 base stated amount minimum. Generally, these rates increase each year.
++ Minimum benefit amount of $50,000. Maximum limits subject to underwriting and cannot exceed the base stated amount. Rider face is subject to a $50,000 base stated amount minimum. Generally, these rates increase each year.
+++   Generally, these rates increase each year.
* There is no charge for the Rider itself, however there is an additional COI cost resulting from the Rider's application.

                            FUND CHARGES AND EXPENSES

The next tables describe the Fund fees and expenses that you will indirectly pay periodically during the time that you own the Policy. The Investment Options purchase shares of the Funds at net asset value. The net asset value already reflects the deduction of each Fund's Total Operating Expenses. Therefore you are indirectly bearing the costs of Fund expenses.

The first table below shows the minimum and maximum fees and expenses, as a percentage of average daily net assets, charged by any of the Funds as of December 31, 2007. The second table shows each Fund's fees and expenses, as a percentage of average daily net assets, as of December 31, 2007, unless otherwise noted. This information was provided by the Funds and we have not independently verified it. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.16%      5.66%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
FUND                                  FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
----                              ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --          0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --          0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --          0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --          0.75%
  Equity-Income
     Portfolio -- Initial
     Class+......................    0.46%         --       0.09%           --          0.55%          --          0.55%
  High Income
     Portfolio -- Initial
     Class+......................    0.57%         --       0.11%           --          0.68%          --          0.68%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --          0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%         1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%         1.02%(1)
GOLDMAN SACHS VARIABLE INSURANCE
  TRUST -- INSTITUTIONAL SHARES
  Goldman Sachs Capital Growth
     Fund........................    0.75%         --       0.11%           --          0.86%          --          0.86%
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Global Technology Portfolio+...    0.64%       0.25%      0.18%         0.01%         1.08%          --          1.08%
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --          0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --          0.82%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --          1.13%
  Legg Mason Partners Variable
     Capital Portfolio...........    0.75%       0.25%      0.11%           --          1.11%          --          1.11%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class I........    0.31%         --       0.08%           --          0.39%          --          0.39%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --          0.83%(2)
  Legg Mason Partners Variable
     International All Cap
     Opportunity Portfolio+++....    0.85%         --       0.26%           --          1.11%          --          1.11%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I+..........................    0.62%         --       0.14%           --          0.76%          --          0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++......    0.75%         --       0.15%           --          0.90%          --          0.90%(3)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
FUND                                  FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
----                              ---------- ------------ -------- ------------------ --------- --------------- ---------------
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --          0.75%(2)
MET INVESTORS SERIES TRUST
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --          0.65%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --          0.70%
  Legg Mason Partners Managed
     Assets Portfolio -- Class
     A...........................    0.50%         --       0.12%           --          0.62%          --          0.62%
  Lord Abbett Bond Debenture
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --          0.54%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --          0.77%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --          0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --          0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A+.......    1.00%         --       0.25%           --          1.25%          --          1.25%(4)
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --          1.52%( 4)
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --          1.04%
  Oppenheimer Capital
     Appreciation
     Portfolio -- Class A+.......    0.58%         --       0.04%           --          0.62%          --          0.62%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --          0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --          0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --          0.69%(6)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --          1.01%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+.......    0.70%       0.25%      0.18%           --          1.13%          --          1.13%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --          0.86%
  BlackRock Diversified
     Portfolio -- Class A+.......    0.44%         --       0.06%           --          0.50%          --          0.50%
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%         0.39%(7)
  Davis Venture Value
     Portfolio -- Class A........    0.69%         --       0.04%           --          0.73%          --          0.73%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --          0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --          0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --          0.67%
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%         0.94%(8)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%         0.99%(8)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --          1.01%(8)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --          1.04%(8)
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%         1.08%(8)
  MetLife Stock Index
     Portfolio -- Class A+.......    0.25%         --       0.04%           --          0.29%        0.01%         0.28%(9)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --          0.78%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
FUND                                  FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
----                              ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%         0.70%(10)
  Oppenheimer Global Equity
     Portfolio -- Class A+.......    0.51%         --       0.10%           --          0.61%          --          0.61%(11)
  Oppenheimer Global Equity
     Portfolio -- Class B+.......    0.51%       0.25%      0.10%           --          0.86%          --          0.86%(11)
  Russell 2000(R) Index
     Portfolio -- Class A........    0.25%         --       0.07%         0.01%         0.33%        0.01%         0.32%(9)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B........    0.60%       0.25%      0.07%           --          0.92%          --          0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --          0.84%
  Western Asset Management U.S.
     Government
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --          0.54%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --          0.83%
PIONEER VARIABLE CONTRACTS
  TRUST -- CLASS II
  Pioneer Mid Cap Value VCT
     Portfolio...................    0.65%       0.25%      0.06%           --          0.96%          --          0.96%
THE MERGER FUND VL
  The Merger Fund VL.............    1.25%         --       4.41%           --          5.66%        4.26%         1.40%(12)
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio.............    0.56%       0.25%      0.03%           --          0.84%          --          0.84%
VANGUARD(R) VARIABLE INSURANCE
  FUND
  Mid-Cap Index Portfolio........    0.20%         --       0.04%           --          0.24%          --          0.24%
  Total Stock Market Index
     Portfolio...................    0.12%         --       0.04%           --          0.16%          --          0.16%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Policies. Availability depends on Policy issue date.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) On April 28, 2008, the Class 2 shares of the Templeton Developing Markets Securities Fund held by owners of Policies issued prior to May 3, 2004 were substituted for Class A shares of the MFS Emerging Markets Equity Portfolio. The Class 2 shares of the Templeton Developing Markets Securities Fund held by owners of Policies issued on or after May 3, 2004 were substituted for Class B shares of the MFS Emerging Markets Equity Portfolio.
(5) Other Expenses have been restated to reflect a change in the Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(8) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.
(10) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
(11) On April 28, 2008, the Service Class shares of the Janus Aspen Series Worldwide Growth Portfolio held by owners of Policies issued prior to May 1, 2001 were substituted for Class A shares of the Oppenheimer Global Equity Portfolio. The Service Class shares of the Janus Aspen Series Worldwide Growth Portfolio held by owners of Policies issued on or after May 1, 2001 were substituted for Class B shares of the Oppenheimer Global Equity Portfolio.
(12) The Adviser has contractually agreed to absorb expenses of the Fund and/or waive fees due to the Adviser in order to ensure that total Fund operating expenses, excluding dividends on short positions and interest expense, on an annual basis do not exceed 1.40%. This contract expires July 1, 2013.



                           DESCRIPTION OF THE COMPANY,

                           SEPARATE ACCOUNT AND FUNDS

--------------------------------------------------------------------------------


                              THE INSURANCE COMPANY


METLIFE INSURANCE COMPANY OF CONNECTICUT is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910.




The Company is subject to Connecticut law governing insurance companies and is regulated by the Connecticut Commissioner of Insurance. The Company files an annual statement in a prescribed form with the Commissioner that covers the operations of the Company for the preceding year and its financial condition as of the end of such year. The Company's books and assets are subject to review or examination by the Commissioner, and a full examination of its operations is conducted at least once every four years. In addition, the Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance Policies, as well as to various federal and state securities laws and regulations.


                 THE SEPARATE ACCOUNT AND THE INVESTMENT OPTIONS



Under Connecticut law, MetLife Insurance Company of Connecticut sponsors the Separate Account. Separate accounts are primarily designed to keep policy assets separate from other company assets. Premium payments that you invest in the Investment Options are deposited in the Separate Account. The income, gains, and losses are credited to, or charged against the Separate Account without regard to the income, gains or losses from any other Investment Option or from any other business of the Company.





Effective November 24, 2008, the Company combined MetLife of CT Fund UL II for Variable Life Insurance, (the "Former Separate Account") with and into the Separate Account. In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account.



The Combination does not affect Policy owners in any way. There are no changes in our obligations or your rights and benefits under the Policy. Your Cash Value is not affected by the Combination and no charges have been or will be imposed in connection therewith. The Investment Options available under your Policy have not changed. Your Cash Value is allocated to the same Investment Options (with the same Accumulation Unit Values) as it was before the Combination. The Combination does not result in any federal income tax consequences to you.

The Separate Account is divided into the various Investment Options to which you allocate your Premium Payments. Each Investment Option uses its assets to purchase shares of a corresponding Fund of the same name. The Separate Account purchases shares of the Funds at net asset value (i.e., without a sales charge) and receives all dividends and capital gains distributions from each Fund, and reinvests in additional shares of that Fund. Finally, the assets of the Separate Account may not be used to pay any liabilities of the insurance Company other than those arising from the Policies, and the insurance Company is obligated to pay all amounts promised to Policy Owners under the Policies. Any amount of the Death Benefit that exceeds the Policy's Cash Value is paid from the Company's General Account. Death Benefit amounts paid from the General Account are subject to the claims-paying ability of the Company.

                                    THE FUNDS

The Funds offered through this Policy are listed below. From time to time we may make new Funds available. Some Funds may not be available in certain states. Each Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Funds are not publicly traded and are offered only through variable annuity contracts, variable life insurance products, and maybe in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Fund.

We select the Funds offered through this Policy based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund's adviser or subadviser is one of our affiliates or whether the Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Funds periodically and may remove a Fund or limit its availability to new Premiums and/or transfers of Cash Value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Policy owners. In some cases, we have included Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Funds they recommend and may benefit accordingly from the allocation of Cash Value to such Funds.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE FUNDS YOU HAVE CHOSEN.

If investment in the Funds or a particular Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Policy, or for any other reason in our sole discretion, we may substitute another Fund or Funds without your consent. The substituted Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Premiums, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Funds to allocations of Premiums or Cash Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace a Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove a Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Funds advised by Legg Mason affiliates in seeking to make a substitution for a Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to us with respect to the Funds advised by Legg Mason affiliates, on the same terms provided for in administrative service agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predated the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of a Fund, or its affiliates, may make payments to the Company and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Policies and, in the Company's role as an intermediary, with respect to the Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Fund assets. Policy Owners, through their indirect investment in the Funds, bear the costs of these advisory fees (see the Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Funds attributable to the Policies and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to .50%.

Additionally, an investment adviser or subadviser of a Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Policies and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Policies.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Fund. The Company will benefit accordingly from assets allocated to the Funds to the extent they result in profits to the advisers. (See "Fee Table -- Fund Fees and Expenses" for information on the management fees paid by the Funds and the Statement of Additional Information for the Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. A Fund's 12b-1 Plan, if any, is described in more detail in the Fund's prospectus. (See "Fee Table -- Fund Fees and Expenses" and "Distribution & Compensation.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under a Fund's 12b-1 Plan decrease the Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution and Compensation.")

Each Fund has different investment objectives and risks. The Fund prospectuses contain more detailed information on each Fund's investment strategy, investment advisers and its fees. YOU MAY OBTAIN A FUND PROSPECTUS BY CALLING 1-800-334-4298 OR THROUGH YOUR INSURANCE AGENT. We do not guarantee the investment results of the Funds.

The current variable funding options are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Equity-Income                      Seeks reasonable income. The fund  Fidelity Management & Research
  Portfolio -- Initial Class+      will also consider the potential   Company
                                   for capital appreciation. The
                                   fund's goal is to achieve a yield
                                   which exceeds the composite yield
                                   on the securities comprising the
                                   Standard & Poor's(SM) Index (S&P
                                   500(R)).
High Income Portfolio -- Initial   Seeks high current income and may  Fidelity Management & Research
  Class+                           also seek capital appreciation.    Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
GOLDMAN SACHS VARIABLE INSURANCE
  TRUST -- INSTITUTIONAL SHARES
Goldman Sachs Capital Growth Fund  Seeks long-term growth of          Goldman Sachs Asset Management,
                                   capital.                           L.P.
JANUS ASPEN SERIES -- SERVICE
  SHARES
Global Technology Portfolio+       Seeks long-term capital growth.    Janus Capital Management LLC
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio                through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  I                                the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index. The       Financial Management, Inc.
                                   Portfolio will hold substantially
                                   all of the stocks in the S&P 500
                                   Index, with comparable economic
                                   sector weightings, market
                                   capitalizations and liquidity.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return on assets from  Legg Mason Partners Fund Advisor,
  International All Cap            growth of capital and income.      LLC
  Opportunity Portfolio+                                              Subadviser: Global Currents
                                                                      Investment Management, LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I+  capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
MET INVESTORS SERIES TRUST
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: Neuberger Berman
                                   securities, emphasizing both       Management, Inc.
                                   capital appreciation and current
                                   income.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Legg Mason Partners Managed        Seeks high total return.           Met Investors Advisory LLC
  Assets Portfolio -- Class A                                         Subadvisers: Batterymarch
                                                                      Financial Management, Inc.;
                                                                      Western Asset Management Company;
                                                                      ClearBridge Advisors, LLC; Legg
                                                                      Mason Global Asset Allocation,
                                                                      LLC.
Lord Abbett Bond Debenture         Seeks high current income and the  Met Investors Advisory LLC
  Portfolio -- Class A             opportunity for capital            Subadviser: Lord, Abbett & Co.
                                   appreciation to produce a high     LLC
                                   total return.
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class A+                                               Subadviser: Massachusetts
                                                                      Financial Services Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Capital Appreciation   Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class A+                                               Subadviser: OppenheimerFunds,
                                                                      Inc.
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory LLC
                                   capital growth.                    Subadviser: Pioneer Investments
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investments
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
Van Kampen Mid Cap Growth          Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class B+                                               Subadviser: Morgan Stanley
                                                                      Investment, Inc. (d/b/a Van
                                                                      Kampen)
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Diversified              Seeks high total return while      MetLife Advisers, LLC
  Portfolio -- Class A+            attempting to limit investment     Subadviser: BlackRock Advisors,
                                   risk and preserve capital.         LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class A                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Stock Index                Seeks to equal the performance of  MetLife Advisers, LLC
  Portfolio -- Class A+            the Standard & Poor's 500(R)       Subadviser: MetLife Investment
                                   Composite Stock Price Index.       Advisors Company, LLC
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class A+                                               Subadviser: OppenheimerFunds,
                                                                      Inc.
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B+                                               Subadviser: OppenheimerFunds,
                                                                      Inc.
Russell 2000(R) Index              Seeks to equal the return of the   MetLife Advisers, LLC
  Portfolio -- Class A             Russell 2000(R) Index.             Subadviser: MetLife Investment
                                                                      Advisors Company, LLC
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B             and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Western Asset Management U.S.      Seeks to maximize total return     MetLife Advisers, LLC
  Government Portfolio -- Class A  consistent with preservation of    Subadviser: Western Asset
                                   capital and maintenance of         Management Company
                                   liquidity.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
PIONEER VARIABLE CONTRACTS
  TRUST -- CLASS II
Pioneer Mid Cap Value VCT          Seeks capital appreciation by      Pioneer Investment Management,
  Portfolio                        investing in a diversified         Inc.
                                   portfolio of securities
                                   consisting primarily of common
                                   stocks.
THE MERGER FUND VL
The Merger Fund VL                 Seeks to achieve capital growth    Westchester Capital Management,
                                   by engaging in merger arbitrage.   Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
Comstock Portfolio                 Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
VANGUARD(R) VARIABLE INSURANCE
  FUND
Mid-Cap Index Portfolio            Seeks to track the performance of  Vanguard Quantitative Equity
                                   a benchmark index that measures    Group
                                   the investment return of mid-cap
                                   stocks.
Total Stock Market Index           Seeks to track the performance of  Vanguard Quantitative Equity
  Portfolio                        a benchmark index that measures    Group
                                   the investment return of the
                                   overall stock market.


---------
+ Not available under all Policies. Availability depends on Policy issue date.


Certain closed Funds have been subject to a merger, substitution or other change. Please see Appendix B "Additional Information Regarding Funds" for more information.

                                  VOTING RIGHTS

The Company is the legal owner of Fund shares. However, we believe that when a Fund solicits proxies in conjunction with a vote of shareholders, we are required to obtain instructions on how to vote Fund shares from Policy Owners who have chosen the corresponding Investment Option. Accordingly, we will send you proxy materials and voting instructions. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Policy Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Policy Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next semi-annual or annual report to Policy Owners.

                              CONFLICTS OF INTEREST

The Funds may also be available to separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to Qualified Plans. Due to differences in redemption rates, tax treatment or other considerations, the interests of various shareholders participating in a Fund could conflict. Each will be monitored for the existence of any material conflicts by its Board of Directors to determine what action, if any, should be taken. The prospectuses for the Funds have more details.

                                THE FIXED ACCOUNT
                      (MAY NOT BE AVAILABLE IN ALL STATES)

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

You may allocate some of your Net Premium Payments and transfer some of your Cash Value to the Fixed Account (subject to certain restrictions -- see "Transfers"). We credit the portion of Cash Value allocated to the Fixed Account with interest at not less than 3% per year. Any interest credited to amounts allocated to the Fixed Account in excess of 3% per year will be determined at our sole discretion and declared at the beginning of each calendar quarter and guaranteed only for that quarter. The interest rate will be included in your quarterly statements.

Under the Fixed Account, which is part of the Company's General Account, we assume the risk of investment gain or loss and guarantee a specified interest rate. The investment gain or loss of the Separate Account, the Investment Options or the Funds does not affect the Fixed Account portion of the Policy Owner's Cash Value. The Fixed Account will not share in the investment performance of our General Account.

                          POLICY CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

We deduct the charges described below. The charges are for services and benefits we provide, costs and expenses we incur, and risks we assume under the Policies. The amount of a charge may not exactly correspond to the costs associated with providing the services or benefits indicated by the designated charge. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expense charges.

The SERVICES AND BENEFITS we provide include:

     - the ability for you to make withdrawals and surrenders under the Policies

     -    the ability for you to obtain a loan under the Policies

     -    the Death Benefit paid on the death of the Insured

     - making available a variety of Investment Options and related programs (including dollar cost averaging and portfolio rebalancing)

     - administration of the various elective options available under the Policies; and

     -    the distribution of various reports to Policy Owners.

The COSTS AND EXPENSES we incur include:

     - expenses associated with underwriting applications, increases in the Stated Amount, and Riders

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Policies

     - sales and marketing expenses including commission payments to your sales agent; and

     -    other costs of doing business.

RISKS we assume include:

     - that the Insured may live for a shorter period of time than estimated resulting in the payment of greater Death Benefits than expected; and

     - that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

                             CHARGES AGAINST PREMIUM

We deduct certain charges from each Premium Payment you make before we allocate that Premium Payment (NET PREMIUM PAYMENT) among the Investment Options and the Fixed Account.

     - Front-End Sales Expense Charge: We deduct a front-end sales charge of 1.50% OF EACH PREMIUM PAYMENT. This charge helps us defray our costs for sales and marketing expenses, including commission payments to your sales agent.

     - Premium Tax Charge: We deduct a charge of 2.25% OF EACH PREMIUM PAYMENT for state premium taxes that we currently expect to pay. These taxes vary from state to state and currently range from 0.75% to 5.00%. Because there is a range of premium taxes, a Policy Owner may pay a premium charge that is higher or lower than the premium tax actually assessed or not assessed against the Company in his or her jurisdiction.

     - Federal Deferred Acquisition Cost Charge: We deduct a charge of 1.25% OF EACH PREMIUM PAYMENT to compensate the Company for expenses associated with its federal income tax liability relating to its receipt of premium.

                           CHARGES AGAINST CASH VALUE

MONTHLY DEDUCTION AMOUNT: Several charges are combined in the Monthly Deduction Amount, which we deduct pro rata from each of the Investment Option's values attributable to the Policy and the Fixed Account, (unless you select the ALLOCATED CHARGES OPTION - see below). We deduct the amount on the first day of each Policy Month (the DEDUCTION DATE). The dollar amount of the Monthly Deduction Amount will vary from month to month. The Monthly Deduction Amount consists of (1) the Cost of Insurance Charge, (2) the Policy Administrative Expense Charge and (3) charges for any Riders. These are described below.

     - COST OF INSURANCE CHARGE: The cost of insurance charge is the primary charge under your Policy for the Death Benefit we provide you. Like other policy charges, we may profit from the cost of insurance charge and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses. The amount of the cost of insurance charge depends on: (1) the Net Amount At Risk and (2) the cost of insurance rate. Generally, the cost of insurance rate increases each year.

     - There are maximum or GUARANTEED COST OF INSURANCE RATES associated with your Policy that are shown on the Policy Summary page of your Policy. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissioners Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the age, gender and risk class of the Insured.

     - The CURRENT COST OF INSURANCE RATES are based on the age, risk class and gender (unless unisex rates are required) of the Insured. The current rates are lower than the guaranteed rates and they will never exceed the guaranteed rates in the future. We will base any future changes in these rates only on our future expectations as to mortality, expenses and persistency. Nothing in the Policy will be affected by our actual mortality and expenses experienced under Policies issued. We will determine the current rates for the Initial Stated Amount and for each increase to the Stated Amount at the start of each Policy Year and will guarantee them for that Policy Year. Any change that we make in the current rates will be on a uniform basis for insureds of the same age, sex, duration and rate class.

     - POLICY ADMINISTRATIVE EXPENSE CHARGE: This per thousand charge applies for the first three (3) Policy Years and also applies to increases in the Stated Amount (excluding increases due to the Cost of Living Adjustment Rider and increases in Stated Amounts due to Death Benefit option changes). The amount varies by issue age and will be stated in the Policy. In addition, there is a $6.00 monthly charge until the Maturity Date for Stated Amounts less than $100,000.

     - CHARGES FOR RIDERS: The Company will include a supplemental benefits charge in the Monthly Deduction Amount if you have elected any Riders for which there is a charge. The amount of this charge will vary depending upon the actual Rider selected.

ALLOCATED CHARGES OPTION (ACO): You may elect in writing to have us deduct the Monthly Deduction Amount from specified Funds and the Fixed Account rather than from all Funds on a pro rata basis. You may select a maximum of five Funds (including the Fixed Account) to deduct the Monthly Deduction Amount from and you must designate the applicable amount from each specified fund in a whole percentage. In any given month if the value of any specified Fund is insufficient to support its share of the Monthly Deduction Amount, the Monthly Deduction Amount will be taken pro-rata from all Funds.

To elect ACO, you must complete our ACO election form and send it to us. We may modify, suspend or terminate ACO at anytime without prior notification.

SURRENDER CHARGES: A Policy surrendered for all or a portion of its Cash Value during the first ten (10) Policy Years and for the first ten (10) Policy Years after an increase in Stated Amount is subject to a surrender charge. However, we will not assess a surrender charge on the amount of the increase in Stated Amount on surrenders made within ten (10) Policy Years following an increase in Stated Amount pursuant to a Cost of Living Adjustment Rider or in changing the Death Benefit option. The surrender charge is a per thousand of Stated Amount charge that varies by original issue age and increases with the issue age of the Insured.

The surrender charge decreases by 10% each year over the ten (10) year period. For example, for a 45-year-old with a Stated Amount of $150,000, the charge in the first year is $7.18 for each $1,000 of Stated Amount, or $1,077. The charge decreases 10%, or approximately $0.72, each year, so in the fifth year, it is $4.31 for each $1,000 of Stated Amount, or $646.50; in the tenth year, it is $0.72 for each $1,000, or $108.

POLICY YEAR    CHARGE ($)    POLICY YEAR    CHARGE ($)
-----------    ----------    -----------    ----------
     1          $1,077.00          6          $538.50
     2             969.00          7           430.50
     3             861.00          8           322.50
     4             754.00          9           216.00
     5             646.50         10           108.00


The minimum PARTIAL SURRENDER amount is $500. If you request a partial surrender, the Death Benefit, Amount Insured and Cash Value will be reduced by the amount surrendered, including any surrender charges. The deduction from the Cash Value will be made on a pro-rata basis against the Cash Value of each Investment Option unless you request otherwise in writing. The portion of the Cash Value deducted from the Fixed Account is based on the proportion of the Fixed Account value relative to the Cash Value of the Policy as of the date we receive your request. A deduction greater than this proportionate amount is not permitted. Certain surrenders may result in taxable income and tax penalties. (For additional information please see the Policy Summary and the Fee Tables in this prospectus.)

DECREASES IN THE STATED AMOUNT OF INSURANCE. You may request a decrease in the Stated Amount after the second Policy Year. The decrease will be effective on the later of the Deduction Date or immediately following your requested effective date. There is a charge for requested Stated Amount decreases as shown in your Policy Summary and described in the Fee Tables in this prospectus. After any change, the Stated Amount in effect may not be less than the minimum Stated Amount shown on your Policy Summary. We will send you a supplemental Policy Summary reflecting any change. A decrease in the Stated Amount in a substantially funded Policy may produce a cash distribution that is included in your gross income.

                      CHARGES AGAINST THE SEPARATE ACCOUNT

     - MORTALITY AND EXPENSE RISK CHARGE: We deduct a daily charge for mortality and expense risks at an annual rate of 0.85% of the assets in the Investment Options for the first fifteen (15) Policy Years and 0.20% thereafter. The mortality risk assumed under the Polices is that the Insured may not live as long as expected. The expense risk charge assumed is that the expenses incurred in issuing and administering the Policies may be greater than expected. In addition, a portion of the mortality and expense risk charge may be used to pay sales commissions and expenses.

                                  FUND CHARGES

Fund charges are not direct charges under the Policy. When you allocate money to the Investment Options, the Separate Account purchases shares of the corresponding Funds at net asset value. The net asset value reflects investment advisory fees and other expenses already deducted from the Funds. See the "Fee Tables" section in this prospectus and the Fund company prospectuses for information on the Fund charges.

                 MODIFICATION, RESERVED RIGHTS AND OTHER CHARGES

We may offer the Policy in arrangements where an employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time. We may reduce or eliminate the mortality and expense risk charge, sales or surrender charges and administrative charges in such arrangements to reflect the reduced sales expenses, administrative costs and/or mortality and expense risks expected as a result of sales to a particular group.

We will not reduce or eliminate the withdrawal charge, mortality and expense risk charge or the administrative charge if the reduction or elimination will be unfairly discriminatory to any person.

We reserve the right to charge for transfers, Dollar Cost Averaging, illustrative reports and to charge the assets of each Investment Option for a reserve of any income taxes payable by the Company on the assets attributable to that Investment Option.

We sell the Policies through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We pay commissions to the broker-dealers for selling the Policies. You do not directly pay these commissions. We intend to recover commissions, marketing, administrative and other expenses and cost of Policy benefits through the fees and charges imposed under the Policies. See "Distribution."

                               POLICY DESCRIPTION

--------------------------------------------------------------------------------

MetLife Variable Life is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with death benefits, cash values and other features traditionally associated with life insurance. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured and Death Benefit may increase or decrease to reflect the performance of the Funds and/or the Fixed Account to which you direct your Net Premium Payments. The Policy is non-participating, which means the Company will not pay dividends on the Policy.

                           SIMILAR POLICY AVAILABILITY

We offer two similar variable life insurance policies to customers: MetLife Variable Life Accumulator -- Series 3 and this Policy, MetLife Variable Life. These two Policies were designed for two different classes of customers, with differing investment objectives. The charges and fees of the two Policies are different from each other. Generally, the charges and fees for MetLife Variable Life are less than those for MetLife Variable Life Accumulator- Series 3.

     -    MetLife Variable Life is most appropriate if:

     - Your objective is to obtain the highest death benefit that can be purchased for a specific premium amount

     - You are more concerned with paying the lowest premium for a specific death benefit need

     - Your objective is to build Cash Value without needing to access these values through loans or surrenders.

     -    MetLife Variable Life Accumulator -- Series 3 is most appropriate if:

     - Your objective is to accumulate Cash Value for the purpose of accessing these values through loans and surrenders on a tax favored basis

     - The specified amount of the Policy's death benefit is secondary to taking advantage of accumulating Cash Value on a tax-deferred basis which you can access through loans or surrenders.

Your agent can provide hypothetical illustrations of how each Policy will perform to help you decide which Policy best suits your needs. These illustrations use an assumed rate of return. Less favorable rates of return could require you to make additional Premium Payments to maintain your Policy.

                              APPLYING FOR A POLICY

To purchase a Policy, an APPLICATION on the Insured must be submitted to us with information that includes:

     -    Requested Stated Amount (minimum of $50,000 ($75,000 in NY))

     -    Death Benefit Option

     -    Beneficiary

     -    Investment Option selections and

     -    Rider selections.

Policies generally will be issued only on the life of an Insured between the ages of 0 and 85. We will then follow certain underwriting procedures designed to determine the insurability of the proposed Insured and may require medical examinations and additional information about the proposed Insured before the application is approved. A Policy will be issued only after the underwriting process is completed to our satisfaction (ISSUE DATE). The POLICY DATE is the date we use to determine all future transactions on the Policy (e.g., deduction dates, policy years). If you pay your initial premium with your application, we will deposit that premium in a non-interest bearing account during the underwriting period.

We reserve the right to reject an application for any reason subject to the requirements imposed by law in the jurisdiction where the requested insurance Policy was to be issued and delivered. If the application is declined or cancelled, the full amount paid with the application will be refunded. We may apply increased charges for the underwriting classification of a proposed Insured.

While your application for the Policy is in underwriting, we may offer you TEMPORARY LIFE INSURANCE. To obtain the temporary insurance, you must complete the Policy Application, including the Temporary Insurance Agreement sections and you must make an advance payment. Please see "Terms and Conditions" in the Temporary Insurance Agreement for details on coverage dates and amounts.

                              WHEN COVERAGE BEGINS

Except as stated in the Temporary Insurance Agreement, no insurance will take effect prior to the later of the Issue Date or the Policy Date shown on the Policy Summary. Insurance issued will take effect on the later of the Issue Date of the Policy Date shown on the Policy Summary if, on the later of the Policy Date or the Issue Date, the health and other conditions relating to insurability remain complete and true as described in the application.

You may request a Policy Date of up to six months prior to the Issue Date for the purpose of preserving a younger Age, or other reasons, subject to our administrative procedures and state laws (a "back-dated policy"). In many, but not all cases, a younger Age will result in a smaller planned premium and lower cost of insurance charges. However, we will deduct the Monthly Deduction Amount under the Policy beginning on the Policy Date even though insurance coverage will not be effective until the Issue Date of the Policy.

                       RIGHT TO CANCEL (FREE LOOK PERIOD)

The law of the state in which your Policy is issued or delivered provides you a Right to Cancel or "free-look" period. The period varies by state but is never less than ten days from the day you receive your Policy. The Right to Cancel period for your Policy will be on the cover of your Policy.

After underwriting is completed to our satisfaction and the Right to Cancel period begins, we will either apply your Net Premium to the Funds and the Fixed Account as you indicate on your application, or we will apply your Net Premium to the available money market fund, depending on the requirements of the state of issue.

To cancel a Policy during the Right to Cancel period, you must send a request in writing along with your Policy to us within the applicable timeframe as set forth in your Policy, and we will make the refund within seven (7) days after we receive your request and returned Policy. Depending on state law we will refund to you either (1) the Policy's Cash Value plus any charges and expenses which may have been deducted minus any loans or (2) any Premiums Paid minus any Outstanding Loans.

                        TAX FREE 'SECTION 1035' EXCHANGES

You can generally exchange one life insurance policy for another in a 'tax-free exchange' under Section 1035 of the Internal Revenue Code (the "IRC"). Before making an exchange of one insurance policy for another, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. There will be a new surrender charge period for this Policy and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income tax on the gain and potentially an early withdrawal or other penalty on the exchange. You should not exchange an existing life insurance policy for this one unless you determine, after knowing all the facts and after consulting with a tax advisor, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

                             OWNERSHIP/POLICY RIGHTS

The POLICY OWNER is the person who has the right to exercise all of the rights and options under the Policy, and to make changes to the Policy while the Insured is alive. Usually, the person who is buying the Policy is also the Policy Owner. However, in some instances, the Policy Owner can be an entity such as a trust or someone other than the person who is buying the Policy. In either situation, the Policy Owner may exercise certain rights that are described below. Some changes to the Policy require additional underwriting approval.

     -    Assigning the Policy

          The Policy Owner may assign the Policy as collateral for a loan or other obligation. We are not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment. Assigning the Policy may have tax consequences. See "Tax Treatment of Policy Benefits." You should consult a tax adviser before assigning the Policy.

     -    Receiving the MATURITY BENEFIT

          If the Insured is living on the Maturity Date, we will pay you the Cash Value of the Policy as of the Maturity Date, less any:

          1.   Outstanding Loan

          2.   Monthly Deduction Amount due but not paid and

          3. Amount payable to an assignee under a collateral assignment of the Policy.

          Upon maturity, insurance ends and we have no further obligation under the Policy.

     -    Changing or revoking a Beneficiary

          The BENEFICIARY is named in the Policy application and is the person who receives the Death Benefit when the Insured dies. More than one Beneficiary may be named and you may make your Beneficiary designation irrevocable. When the Insured dies, if no Beneficiary is alive, the Death Benefit will be paid to you, if you are alive, otherwise to your estate.

          Unless you irrevocably named the Beneficiary, you may name a new Beneficiary while the Insured is living and while your Policy is in force by writing us at our Home Office. Subject to our receipt of the change, any change in beneficiary will be effective on the date you sign the notice of change regardless of whether the Insured has died at the time we receive the notice; however, we will have no further responsibility if we made any payment before we receive the notice of change.

     -    Decreases in the Stated Amount of Insurance

          You may request a decrease in the Stated Amount after the second Policy Year, provided that the Stated Amount after any decrease is not less than the minimum amount of $50,000. For purposes of determining the Cost of Insurance charge, a decrease will reduce the Stated Amount in the following order:

          1.   against the most recent increase in the Stated Amount

          2. to other increases in the reverse order in which they occurred and

          3.   to the initial Stated Amount.

          A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is included in your gross income. Decreases in the Stated Amount may also result in an assessment of a proportional surrender charge. This charge is determined by dividing the amount of the decrease by the total Stated Amount and multiplying by the full surrender charge that would otherwise be applicable.

     -    Changing the Death Benefit Option

          You may change the Death Benefit Option from Option 1 (the Level Option) to Option 2 (the Variable Option). This change requires additional underwriting approval.

          You may also request a change from Option 2 to Option 1, without additional underwriting approval.

          Changing the Death Benefit Option may have tax consequences. You should consult a tax adviser before changing the Death Benefit Option. Please see "Death Benefit."

     - Increases in the Stated Amount (requires additional underwriting approval)

          You may request an increase to the Stated Amount after the first Policy Year and prior to the Policy Anniversary on which the Insured is age 86. We will not allow a requested increase to the Stated Amount for less than the Minimum Increase Amount shown on your Policy Summary page. The increase will be effective on the date shown on the supplemental Policy Summary that we will send you. There is an additional Policy Administrative Charge and a Per Thousand of Stated Amount Surrender Charge associated with a requested increase in Stated Amount. In addition, your cost of insurance will increase commensurate with the increase in the Stated Amount and in consideration of the attained age of the Insured at the time the increase is requested.

          We will require you to submit a new application and evidence of insurability for any requested increase in the Stated Amount. We require evidence of insurability because we issue an additional "insurance segment" associated with the increase. Each insurance segment will have its own issue age, risk class and in certain instances, charges. In this case, we will attribute your Cash Value to each insurance segment in the order they were added to the Policy to compute our insurance risk and to calculate the Cost of Insurance Charge.

          If you surrender all or a portion of your Policy, we will apply the corresponding per thousand surrender charge for each insurance segment and then add the surrender charges for each insurance segment together to calculate the amount of the surrender charge.


Written requests for changes should be sent to the Company's Home Office at 1300 Hall Boulevard, Bloomfield, Connecticut, 06002-2910. The Company's telephone number is 1-800-334-4298. Some of these changes may have tax consequences. You should consult a tax adviser before requesting any of these changes.


                                    PREMIUMS

--------------------------------------------------------------------------------

               AMOUNT, FREQUENCY AND DURATION OF PREMIUM PAYMENTS

The Policy allows you to choose the amount and frequency (e.g., monthly, semi-annually, annually) of your Premium Payments within certain guidelines (Planned Premium). The amount of your Premium Payment will vary based on factors including: the age, sex and rating classification of the Insured. The minimum initial premium we will accept is the amount necessary to pay the Monthly Deduction Amount due (unless you elect the Lapse Protection Guarantee Rider). If you elect the Lapse Protection Guarantee Rider at issue, there will be a minimum cumulative premium requirement in order to keep the Rider in effect. If you do not meet the minimum cumulative premium requirement on a monthly basis the Rider will lapse. (See the "Lapse and Reinstatement" section for more information on this Rider.)

Prior to the Maturity Date, you may request a change in the amount and frequency of your Planned Premium Payments and also make unscheduled Premium Payments as long as receipt of such payments or change would not disqualify the Policy as life insurance under applicable federal tax laws. We reserve the right to require evidence of insurability before we accept any additional Premium Payment that would increase insurance coverage.

You may make Premium Payments by:

     - mailing a check, payable to MetLife Insurance Company of Connecticut to: P.O. Box 371888, Pittsburgh, PA 15250-7888; or

     - by direct checking account deductions (you must complete a pre-authorization collection form); or

     -    by wire transfer.

We will not accept cash, money orders or travelers checks. If you send your Premium Payments or transaction requests to an address other than the one we have designated for receipt of such Premium Payments or requests, we may return the Premium Payments to you, or there may be a delay in applying the Premium Payment or transaction to your Policy.

If you do not make your Planned Premium Payment on schedule, your policy may lapse. In addition, even if you make your Planned Premiums on schedule, your Policy may lapse if the Cash Surrender Value of the Policy is insufficient to cover the Monthly Deduction Amount. In either of these cases, before your Policy lapses your Policy will be in default and a GRACE PERIOD will begin. Thirty days after the default happens we will send you a lapse notice stating the amount due to keep the Policy in effect and the date by which you must pay it. If the Insured dies during the Grace Period before you have paid the required premium, we will still pay the Death Benefit under the Policy although we will reduce the Death Benefit proceeds by any Monthly Deduction Amount due and the amount of any outstanding loans.

                         ALLOCATION OF PREMIUM PAYMENTS

During the underwriting period, any Premium we receive will be placed in a non-interest bearing account. After underwriting is complete and the Right to Cancel period begins, thereafter we will apply your Net Premium to the Investment Options and the Fixed Account as you indicate on your application (premium allocation instructions).

You may change your premium allocation instructions upon written request to us (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. Any future premiums will be allocated in accordance with the new allocation, unless we receive contrary written instructions.

Unless underwriting is required, we will process a Premium Payment or other transaction as of the next computed Accumulation Unit Value of an Investment Option following our receipt of the Premium Payment or other transaction request in good order.

                            VALUES UNDER YOUR POLICY

--------------------------------------------------------------------------------

                                   CASH VALUE

Each Policy has a CASH VALUE that is used as the basis for determining Policy benefits and charges. On each business day your Policy has a Cash Value which we use to determine how much money is available to you for loans, surrenders and in some cases the Death Benefit.

A Policy's Cash Value is the sum of the values held in the INVESTMENT OPTIONS, the FIXED ACCOUNT and the LOAN ACCOUNT. A Policy's Cash Value will change daily, has no guaranteed minimum value and may be more or less than the Premiums paid. We calculate the Policy's Cash Value each day the New York Stock Exchange is open for trading (a VALUATION DATE). The period between successive Valuation Dates is called a VALUATION PERIOD.

The Cash Value will increase or decrease depending on the investment performance of the Investment Options, the Premium Payments you make, the fees and charges we deduct and any Policy transactions (loans, withdrawals, surrenders) you make.

                           INVESTMENT OPTION VALUATION

The value of each Investment Option is measured in ACCUMULATION UNITS. We value each Investment Option on each Valuation Date. Every time you allocate or transfer money to or from an Investment Option we convert that dollar amount into units. The value of an Accumulation Unit for each Investment Option is initially set at $1.00 and may vary among Investment Options and from one Valuation Period to the next. We determine each Investment Option's Accumulation Unit Value (AUV) on each Valuation Date by multiplying the value on the immediately preceding Valuation Date by the corresponding NET INVESTMENT FACTOR (see below) for the Valuation Period just ended. For example, to calculate Monday's Valuation Date price, we would multiply Friday's Accumulation Unit Value by Monday's Net Investment Factor.

The Net Investment Factor is simply an index we use to measure the investment performance of an Investment Option from one Valuation Period to the next. Each Investment Option has a Net Investment Factor for each Valuation Period that may be greater or less than one. Therefore, the value of an Accumulation Unit (and the value of the Investment Option) may increase or decrease.

                                                                            a
We determine the NET INVESTMENT FACTOR for any Valuation Period using    ------    - c
  the following equation:                                                   b


A is:

     1. the net asset value per share of the Fund held in the Investment Option as of the Valuation Date plus

     2. the per-share amount of any dividend or capital gain distribution on shares of the Fund held by the Investment Option if the ex-dividend date occurs in the Valuation Period just ended plus or minus

     3. a per-share charge or credit, as we may determine on the Valuation Date for tax reserves and

B is:

     1. the net asset value per share of the Fund held in the Investment Option as of the last prior Valuation Date plus or minus

     2. the per-share or per-unit charge or credit for tax reserves as of the end of the last prior Valuation Date and

C is the applicable Investment Option deduction for the Valuation Period.

The Accumulation Unit Value may increase or decrease. The number of Accumulation Units credited to your Policy will not change as a result of the Investment Option's investment experience. The Separate Account will redeem Fund shares at their net asset value, to the extent necessary to make payments under the Policy.

Premium Payments will be credited to your Policy based on the Accumulation Unit Value of the Investment Option next determined after we receive the Premium Payment in good order.

Transfers between Investment Options will result in the addition or reduction of Accumulation Units having a total value equal to the dollar amount being transferred to or from a particular Investment Option. The number of Accumulation Units will be determined by dividing the amount transferred by the Accumulation Unit Values of the Investment Options involved. Premium payments and transfer requests received in good order at our Home Office before the close of the New York Stock Exchange (NYSE) will be processed according to the Accumulation Unit Value(s) computed following the close of business on that day. Premium payments and transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

                             FIXED ACCOUNT VALUATION

The Fixed Account value on the Policy Date is equal to the portion of the initial Net Premium allocated to the Fixed Account. The Fixed Account value on each subsequent day is equal to the Fixed Account value on the preceding day, plus:

     a. Net Premium Payments allocated to the Fixed Account since the preceding day

     b. Amounts transferred to the Fixed Account from the Investment Options and the Loan Account since the preceding day

     c.   Interest credited to the Fixed Account since the preceding day,

     minus:

     d. Amounts transferred out of the Fixed Account to the Investment Options and the Loan Account since the preceding day

     e. Amounts transferred out of the Fixed Account to pay applicable Deduction Amount charges (the portion of the Deduction Amount charged will be based upon the proportion of the Fixed Account value relative to the CASH VALUE) since the preceding day

     f. Any transfer charges that have been deducted from the Fixed Account since the preceding day

     g. Any surrender amounts, including applicable surrender charges, that have been deducted from the Fixed Account since the preceding day

     h. Any Stated Amount decrease charges that have been deducted from the Fixed Account since the preceding day.

                             LOAN ACCOUNT VALUATION

When you borrow money from us using the Policy as collateral for the loan, we transfer an amount equal to the loan from the Investment Options and the Fixed Account to the Loan Account as collateral for that loan. The value in the Loan Account is charged a fixed rate of interest declared by us that will not exceed 5.66% in Policy Years 1-15 and 4.76% in Policy Years 16 and later on an annual basis. We charge this interest in advance at the beginning of each Policy Year. In addition, the value in the Loan Account will be credited, in arrears, with a fixed rate of interest declared by us that will be at least 4% annually.

When we determine a Policy's Cash Value, the value in the Loan Account (i.e., the amount adjusted for any repayments or additional Policy loans we transferred from the Investment Options and the Fixed Account to secure the loan) and the result of any interest charged or credited on such amount, is added together with the values in the Investment Options and the Fixed Account.

                                    TRANSFERS

--------------------------------------------------------------------------------

                             TRANSFERS OF CASH VALUE

Generally, you may transfer Cash Value among the Investment Options. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

MARKET TIMING/EXCESSIVE TRADING

THE POLICY IS INTENDED FOR USE AS A LONG-TERM INVESTMENT VEHICLE AND IS NOT DESIGNED TO SERVE AS A VEHICLE FOR EXCESSIVE TRADING OR MARKET TIMING IN AN ATTEMPT TO TAKE ADVANTAGE OF SHORT-TERM FLUCTUATIONS IN THE STOCK MARKET. Frequent requests from Policy Owners to transfer Cash Value may dilute the value of a Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Fund and the reflection of that change in the Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Funds and may disrupt Fund management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Funds, which in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g. beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e. American Funds Global Growth Fund, Clarion Global Real Estate Portfolio, Franklin Templeton Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Janus Aspen Global Technology Portfolio, Legg Mason Partners Variable International All Cap Opportunity Portfolio, Legg Mason Partners Variable High Income Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income

Portfolio, T. Rowe Price Small Cap Growth Portfolio, Third Avenue Small Cap Value Portfolio, Oppenheimer Global Equity Portfolio, Russell 2000(R) Index Portfolio and Fidelity(R) VIP High Income Portfolio -- the "Monitored Funds") and we monitor transfer activity in those Monitored Funds. In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Funds within given periods of time. For example, we currently monitor transfer activity to determine if for each of the Monitored Funds, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Policy that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Funds. We may change the Monitored Funds at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Funds, we rely on the underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Policy, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Funds that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we will exercise our contractual right to revise, suspend or eliminate transfer privileges, including limiting the acceptable mode of requesting transfers, and thereafter will only accept transfer requests via regular U.S. mail and will reject transfer requests requested via facsimile, telephone or Internet. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Policy Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or

     - reject the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program, or, if applicable, any asset allocation program described in this prospectus are not treated as a transfer when we evaluate trading patterns for market timing or excessive trading.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Fund and there are no arrangements in place to permit any policy owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Funds, we have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the frequent trading policies established by the Fund.

In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance products and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus Policy Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Funds. If a Fund believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single policy owner. You should read the Fund prospectuses for more details.

     TRANSFER OF CASH VALUE FROM THE FIXED ACCOUNT TO THE INVESTMENT OPTIONS

You may only transfer amounts from the Fixed Account to any of the Investment Options twice each Policy Year. The amount of each transfer may not exceed the greater of: (a) $500 or (b) 12.5% of the Fixed Account value as of the date we receive your transfer request. We are currently not enforcing these restrictions although we reserve the right to do so in the future. The Fixed Account is not available for transfers to the Investment Options through the Dollar Cost Averaging program. In addition, the Fixed Account is excluded from all Portfolio Rebalancing programs.

     TRANSFER OF CASH VALUE FROM THE INVESTMENT OPTIONS TO THE FIXED ACCOUNT

We reserve the right to limit or deny requests for transfers from any Investment Option into the Fixed Account if, at the time we receive the request: (a) the Fixed Account value is greater than or equal to 30% of the Cash Value of your Policy or (b) the Fixed Account value would become greater than or equal to 30% of your Policy's Cash Value as a result of the requested transfer. We are currently not enforcing these restrictions although we reserve the right to do so in the future.

                               TELEPHONE TRANSFERS

The Policy Owner may make a transfer request in writing by mailing the request to the Company at its Home Office, or by telephone (if an authorization form is on file) by calling 1-800-334-4298. The Company will take reasonable steps to ensure that telephone transfer requests are genuine. These steps may include seeking proper authorization and identification prior to processing telephone requests. Additionally, the Company will confirm telephone transfers. Any failure to take such measures may result in the Company's liability for any losses due to fraudulent telephone transfer requests.

                       DOLLAR COST AVERAGING (DCA PROGRAM)

You may establish automated transfers of Cash Value on a monthly or quarterly basis from any Investment Option to any other available Investment Option by completing our DCA authorization form or through other written request acceptable to us. You must have a minimum of $5000 of Cash Value in the Investment Option from which amounts will be transferred out of to enroll in the DCA Program. The minimum automated transfer amount is $100.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the Policy. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

Before transferring any part of Cash Value, you should consider the risks involved in switching between Investment Options available under this Policy. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

The Fixed Account is not eligible for participation in the Dollar Cost Averaging program.

                              PORTFOLIO REBALANCING

This program can help prevent a structured investment strategy from becoming diluted over time. Investment performance will likely cause the allocation percentages for the Investment Options you most recently selected to shift. Under this program, you may instruct us to periodically, and automatically, reallocate values in your Policy to help keep your investments properly aligned with your investment strategy. You may participate in the Portfolio Rebalancing Program by completing our rebalancing form. The Fixed Account is excluded from all rebalancing program transactions.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

If your Policy is in effect on the date of the Insured's death, we will pay your Beneficiary a Death Benefit. WE MAY REDUCE THE DEATH BENEFIT PAYABLE AS DISCUSSED BELOW UNDER "PAYING THE DEATH BENEFIT AND PAYMENT OPTIONS." All or part of the Death Benefit may be paid in cash or applied to one or more of the PAYMENT OPTIONS described in the following pages.

You may select one of two Death Benefit Options when you purchase the Policy. The amount of the Death Benefit will depend on which Death Benefit Option you select. However, as long as the Policy remains in effect, the Company guarantees that the Death Benefit under either option will be at least the current Stated Amount of the Policy less any outstanding Policy loans and unpaid Monthly Deduction Amount.

OPTION 1 (THE LEVEL OPTION)

The Death Benefit will be equal to the Stated Amount of the Policy on the date of the Insured's death or, if greater, the Minimum Amount Insured as of the date of the Insured's death.

OPTION 2 (THE VARIABLE OPTION)

The Death Benefit will be equal to the Stated Amount of the Policy plus the Cash Value as of the date of the Insured's death or, if greater, the Minimum Amount Insured as of the date of the Insured's death.

In order to be treated as life insurance under federal tax law, the Policy's Death Benefit must meet or exceed the minimum requirements of either the Guideline Premium Test or the Cash Value Accumulation Test (the MINIMUM AMOUNT INSURED). These tests generally impact the Death Benefit when a Policy Owner has a relatively large Cash Value in relation to the Stated Amount. This Policy uses the GUIDELINE PREMIUM TEST.

Under the Guideline Premium Test, a Policy's Death Benefit will not be less than the Policy's Cash Value times the corridor factor under the Code. The corridor factors, which require that the Death Benefit be greater than the Policy's

Cash Value by a percentage that decreases over time, are shown in your Policy. The following is a summary of the percentages. For attained ages not shown, the percentages decline pro rata each year.

 ATTAINED AGE
OF THE INSURED    CORRIDOR FACTORS
--------------    ----------------
     0-40               250%
      45                215%
      50                185%
      55                150%
      60                130%
      65                120%
      70                115%
      75                105%
      95+               100%


The investment performance of the Funds, expenses and deduction of charges all impact Cash Value. In some circumstances, the Death Benefit may vary with the amount of the Cash Value. Under Death Benefit Option 1, the Death Benefit will vary with the Cash Value whenever the Cash Value multiplied by the applicable Minimum Amount Insured percentage set forth in Section 7702 of the Code is greater than the Stated Amount. Under Death Benefit Option 2, the Death Benefit will always vary with the Cash Value because the Death Benefit is equal to the Stated Amount of the Policy plus the Cash Value as of the date of the Insured's death (or if greater, the Minimum Amount Insured as of the date of the Insured's death). Finally, if the investment performance of the Funds is too low and the Cash Value of your Policy falls below the amount necessary to pay the Monthly Deduction Amount due and you do not send us sufficient Premium, your Policy may lapse and no coverage will be in effect.

                             DEATH BENEFIT EXAMPLES

The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under each Death Benefit Option. The examples assume an Insured of age 40, a Minimum Amount Insured of 250% of Cash Value (assuming the preceding table is controlling as to Minimum Amount Insured), and no outstanding Policy Loan.

                         OPTION 1 -- LEVEL DEATH BENEFIT

In the following examples of an Option 1 Level Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $50,000. Since the Policy is designed to qualify as a life insurance Policy, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). Since the Death Benefit of the Policy is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($25,000), the Death Benefit would be $50,000.

EXAMPLE TWO. If the Cash Value of the Policy equals $40,000, the Minimum Amount Insured would be $100,000 ($40,000 x 250%). The resulting Death Benefit would be $100,000 since the Death Benefit is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($100,000).

                       OPTION 2 -- VARIABLE DEATH BENEFIT

In the following examples of an Option 2 Variable Death Benefit, the Death Benefit varies with the investment experience of the applicable Investment Options and will generally be equal to the Stated Amount plus the Cash Value of the Policy (determined on the date of the Insured's death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($60,000) would be equal to the Stated Amount ($50,000) plus the Cash Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.

EXAMPLE TWO. If the Cash Value of the Policy equals $60,000, then the Minimum Amount Insured would be $150,000 ($60,000 x 250%). The resulting Death Benefit would be $150,000 because the Minimum Amount Insured ($150,000) is greater than the Stated Amount plus the Cash Value ($50,000 + $60,000 = $110,000).

                        CHANGING THE DEATH BENEFIT OPTION

You may change the Death Benefit Option by sending a written request to the Company. With some changes from Option 2 (Variable Benefit) to Option 1 (Level Benefit), involving substantially funded Policies, there may be a cash distribution, which is included in gross income. A change from Option 1 to Option 2 will not be permitted if the change results in a Stated Amount of less than $50,000. A change from Option 1 to Option 2 is also subject to underwriting. Changing the Death Benefit Option may have tax consequences. You should consult a tax adviser before making any change.

                  PAYING THE DEATH BENEFIT AND PAYMENT OPTIONS

Death Benefits are payable within seven days after we receive satisfactory proof of the Insured's death. The amount of Death Benefit paid may be adjusted to reflect any unpaid Monthly Deduction Amount, any Policy loan, any material misstatements in the Policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy. If no Beneficiary is alive when the Insured has died, the Death Benefit will be paid to the Policy Owner, if alive, otherwise, the Death Benefit will be paid to the Policy Owner's estate. In addition, we may defer payment of proceeds that exceed the Cash Value for up to six months from the date of the request for the payment.

If the Insured commits suicide within two years following the Issue Date, limits on the amount of Death Benefit paid will apply (see "Limits on Right to Contest and Suicide Exclusion"). In addition, if the Insured dies during the 31-day period after the Company gives notice to the Policy Owner that the Cash Surrender Value of the Policy is insufficient to meet the Monthly Deduction Amount due, then the Death Benefit actually paid to the Policy Owner's Beneficiary will be reduced by the amount of the Monthly Deduction Amount that is due and unpaid.

We will pay policy proceeds in a lump sum, unless you or the Beneficiary selects another of the Company's PAYMENT OPTIONS. We may defer payment of proceeds, which exceed the Cash Value for up to six months from the date of the request for payment. A combination of options may be used. The minimum amount that may be placed under a Payment Option is $5,000 unless we consent to a lesser amount. Proceeds applied under a Payment Option will no longer be affected by the investment experience of the Investment Options.

The following Payment Options are available under the Policy:

     OPTION 1 -- Payments of a fixed amount

     OPTION 2 -- Payments for a fixed period

     OPTION 3 -- Amounts Held at Interest

     OPTION 4 -- Monthly Life Income

     OPTION 5 -- Joint and Survivor Level Amount Monthly Life Income

     OPTION 6 -- Joint and Survivor Monthly Life Income -- Two-Thirds to
                 Survivor

     OPTION 7 -- Joint and Last Survivor Monthly Life Income -- Monthly Payment
                 Reduces on Death of First Person Named

     OPTION 8 -- Other Options

Refer to your Policy for details regarding the Payment Options.

We will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $100, we may make payments less often. If we have declared a higher rate under an option on the date the first payment under an option is due, we will base the payments on the higher rate.

                              BENEFITS AT MATURITY

--------------------------------------------------------------------------------

If your Policy is in effect on the Maturity Date, we will pay the Policy's Cash Value less any Outstanding Loan, any unpaid Monthly Deduction Amount and any amounts payable to an assignee under a collateral assignment of the Policy. We will then have no further obligations under the Policy.

We offer two riders, the Maturity Extension Rider and the Coverage Extension Rider that may extend your coverage beyond the Policy's Maturity Date. However, the tax consequences of continuing the Policy beyond the Maturity Date are unclear. You should consult your tax adviser before electing the rider to assess any potential tax liability. Details about these riders are in the "Other Benefits -- Riders" section below.

                                 OTHER BENEFITS

--------------------------------------------------------------------------------

                                 EXCHANGE OPTION

Once the Policy is in effect, you may exchange it during the first two (2) Policy Years for a form of non-variable life insurance issued by the Company (or an affiliated company, if allowed by state law) on the life of the Insured . Benefits under the new life insurance policy will be as described in that policy. No evidence of insurability will be required. The Stated Amount will be the same for each Policy. Cost of insurance rates will be based on the same risk classification as those of the former Policy. Any outstanding Policy Loan must be repaid before we will make an exchange. In addition, there may be an equitable adjustment in payments and Cash Values to reflect variance, if any, in the payments (and charges) and Cash Values under this policy and the new policy. If you make an exchange, the current Cash Value of this Policy will be increased by the cost of insurance charges assessed under the Policy since the Policy Date. This amount is then used to purchase the non-variable permanent life insurance (new policy). We will then adjust the new policy for insurance charges that would have been paid had you originally purchased the new policy (with the same Stated Amount as the old Policy) on the Policy Date of this Policy. If these adjustments result in the Policy not qualifying as life insurance under applicable federal tax laws, we may make a cash distribution to you, which may be taxable.

                    RIDERS (SUPPLEMENTAL INSURANCE BENEFITS)

You may elect to have one or more of the following Riders added to your Policy. There may be costs associated with these Riders. Certain Riders may not be available in all states. The descriptions below are intended to be general; the terms of the Riders providing the additional benefits may vary from state to state, and you should consult the Policy and Rider.

ACCIDENTAL DEATH BENEFIT RIDER     Additional death benefit if Insured's death results from
                                   bodily injury before age 70.
ACCELERATED DEATH BENEFIT RIDER    Access a portion of death benefit in the event of
                                   terminal illness or permanent confinement to a nursing
                                   care facility.
CHILD TERM INSURANCE RIDER         Provides level term insurance for Insured's children,
                                   stepchildren or legally adopted children.
COST OF LIVING ADJUSTMENT RIDER    Allows automatic increases in the face amount based on
                                   increases in the Consumer Price Index.
COVERAGE EXTENSION RIDER           The Coverage Extension Rider allows the policy to
  (AVAILABLE ONLY IF THE           continue in force beyond the Maturity Date. The policy
  INSURED'S ISSUE AGE IS 80 OR     will be continued until the earlier of the Insured's
  LESS)                            Death or the receipt of a request for full surrender. The
                                   Death Benefit after the Maturity Date will be equal to
                                   the Amount Insured as of the date of Death, minus any
                                   loan amount due and any amounts payable under a
                                   collateral assignment of the policy. After the Maturity
                                   Date, interest on loans will continue to accrue and will
                                   be added to the total Loan Account value, and loan
                                   repayments will be accepted. New loans, partial
                                   surrenders and transfers among the Investment Options
                                   (funds) will continue to be permitted after the Maturity
                                   Date. There is no charge for this rider.
FULL SURRENDER CHARGE WAIVER       For policies with a minimum initial premium of
  RIDER                            $50,000, -- allows the surrender charges to be waived if
                                   the policy is fully surrendered during the first five
                                   policy years. There is a charge for this rider.
LAPSE PROTECTION GUARANTEE RIDER   This Rider is only available with Death Benefit Option 1.
  (LIFETIME)                       The Rider provides that if, during the lifetime of the
                                   Insured, the total premiums paid, less any outstanding
                                   loans or partial surrenders equals or exceeds the
                                   cumulative Monthly Lapse Protection Premium shown in the
                                   Policy, a Lapse Protection Guarantee will apply. With
                                   this Rider, the Policy will not lapse on a Monthly
                                   Deduction Day even if the Cash Surrender Value is not
                                   enough to cover the Monthly Deduction Amount due.  The
                                   Monthly Lapse Protection Premium will change to reflect
                                   any changes you make to the Stated Amount or Riders under
                                   the Policy. If you make a change, we will send you an
                                   updated Policy Summary page showing you the new Monthly
                                   Lapse Protection Premium that must be met. This Rider may
                                   be cancelled if you switch to Death Benefit Option 2. The
                                   Monthly Lapse Protection Premium requirement increases
                                   after the 10th Policy Year.
LAPSE PROTECTION GUARANTEE RIDER   This Rider is only available with Death Benefit Option 1.
  (20 YEAR)                        The Rider provides that if, during the first 20 Policy
                                   Years, the total premiums paid, less any outstanding
                                   loans or partial surrenders equals or exceeds the
                                   cumulative Monthly Lapse Protection Premium shown in the
                                   Policy, a Lapse Protection Guarantee will apply. With
                                   this Rider, the Policy will not lapse on a Monthly
                                   Deduction Day even if the Cash Surrender Value is not
                                   enough to cover the Monthly Deduction Amount due. The
                                   Monthly Lapse Protection Premium will change to reflect
                                   any changes you make to the Stated Amount or Riders under
                                   the Policy. If you make a change, we will send you an
                                   updated Policy Summary page showing you the new Monthly
                                   Lapse Protection Premium that must be met. This Rider may
                                   be cancelled if you switch to Death Benefit Option 2.
                                   There is a charge for this Rider.

MATURITY EXTENSION RIDER           The Maturity Extension Rider allows the policy to
  (AVAILABLE ONLY IF THE           continue in force beyond the Maturity Date. The policy
  INSURED'S ISSUE AGE IS BETWEEN   will be continued until the earlier of the Insured's
  81-85)                           Death or the receipt of a request for full surrender. The
                                   Death Benefit after the Maturity Date will be equal to
                                   the Cash Value as of the date of Death, minus any Loan
                                   Account value and any amounts payable under a collateral
                                   assignment of the policy. After the Maturity Date,
                                   interest on loans will continue to accrue and will be
                                   added to the total Loan Account value, and loan
                                   repayments will be accepted. New loans, partial
                                   surrenders and transfers among the Investment Options
                                   (funds) will continue to be permitted after the Maturity
                                   Date. There is no charge for this rider.
RETURN OF PREMIUM RIDER            Provides annual increases to the Stated Amount of the
                                   Policy on each Policy Anniversary.  No evidence of
                                   insurability is required.  The amount of each annual
                                   increase will be equal to the sum of the total amount of
                                   increases that have been provided under this Rider as of
                                   the preceding Policy Anniversary, multiplied by the
                                   Return of Premium Rate shown in the Rider; plus the total
                                   premiums received by us and applied to the Policy during
                                   the preceding Policy Year, multiplied by 100% plus the
                                   Return of Premium Rate. There is a maximum sum of
                                   increases provided under this Rider and once the maximum
                                   is reached, no further increases will be allowed.  There
                                   is no charge for this Rider (charges for the increases in
                                   Stated Amount will apply).
SPECIFIED AMOUNT PAYMENT RIDER     Credits specified amount to the Cash Value in the event
                                   of total disability.
SPOUSE TERM INSURANCE RIDER        Provides additional death benefit coverage for the
                                   Insured's spouse.
WAIVER OF DEDUCTION AMOUNT RIDER   Waives Monthly Deduction Amount in the event of
                                   disability.


                                POLICY SURRENDERS

--------------------------------------------------------------------------------

You may withdraw all or a portion of the Cash Surrender Value from the Policy on any day that the Company is open for business. Withdrawing all or a portion of the Cash Surrender Value may have tax consequences. (See "Tax Treatment of Policy Benefits.")

                                 FULL SURRENDER

You may surrender the Policy and receive its Cash Surrender Value. (You may request a surrender without the Beneficiary's consent provided the Beneficiary has not been designated as irrevocable. If so, you will need the Beneficiary's consent.) The Cash Surrender Value will be determined as of the date we receive the written request at our Home Office. The Cash Surrender Value is the Cash Value, minus any outstanding Policy loans and benefits received under the Accelerated Death Benefit Rider, and any surrender charge. We will pay you within seven (7) days after we receive your request in good order. The Policy will terminate on the date we receive your request.

                                PARTIAL SURRENDER

You may request a partial surrender of the Policy. You should contact your registered representative or the Company's Home Office for information on partial surrender procedures. The minimum partial surrender amount is $500. The amount paid to you will be the net amount requested. We will deduct the net amount surrendered plus any applicable surrender charge pro rata from all your selected Investment Options and the Fixed Account, unless you give us other written instructions. When you request a partial surrender, the portion of the Cash Value deducted from the Fixed Account is based on the proportion of the Fixed Account value relative to the Cash Value of the Policy as of the date we receive your request. A deduction greater than this proportionate amount is not permitted. We will pay you within 7 days after we receive your request.

In addition to reducing the Policy's Cash Value and Amount Insured, partial surrenders will reduce the Death Benefit payable under the Policy. Under Option 1 (the Level Option), the Policy's Stated Amount will be reduced by the surrender amount. Under Option 2 (the Variable Option), the Policy's Cash Value, which is part of the Death Benefit, will be reduced by the surrender amount. We may require you to return the Policy to record this reduction.

                                  POLICY LOANS

--------------------------------------------------------------------------------

While the Policy is in force, you may borrow money using the Policy as the only security (collateral) for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences. (See "Federal Tax Considerations.")

Please contact your registered representative or the Company's Home Office for information on procedures for requesting loans.

                                 LOAN CONDITIONS

     - You may borrow up to 100% of the Policy's Cash Value, minus surrender charges. We determine Cash Value on the day we receive the loan request in accordance with our procedures. We will charge you interest on the amount of the loan.

     - The loan request must be at least $500, except where state law requires a different minimum.

     - To secure the loan, we transfer an amount equal to the loan from the Investment Options and the Fixed Account to the Loan Account. We make the transfer from the Investment Options on a pro rata basis, unless you give us different allocation instructions. The portion of the loan transferred from the Fixed Account is based on the proportion of the Fixed Account value relative to the Cash Value of the Policy as of the date we receive your request. A loan from the Fixed Account in an amount greater than this proportionate amount is not permitted.

     - Amounts in the Loan Account earn interest at a rate of 4% per year in arrears.

     - We normally pay the amount of the loan within seven (7) days of our receipt of the written loan request. We may postpone the payment of the loans under certain conditions.

     - We charge interest on the outstanding amount of your loan(s), and you must pay this interest in advance, at the beginning of each Policy Year, at the rate shown below. (The rate may be different in some states, but the difference between the interest rate we charge and the interest rate we credit will never be greater than 2.00%, please see your Policy.) Interest not paid when due will be added to the amount of the loan, and will bear interest at the same rate (resulting in an effective annual loan interest rate of 6.00% in the first 15 Policy Years, and 5% thereafter, on the loan amount outstanding at the beginning of the Policy Year). When you take a loan, we will calculate an interest charge from the date of the loan until the beginning of the next Policy Year, at the rate shown below, and we will add that interest to the amount of your loan. You may choose to pay interest in order to avoid any additional interest charge thereon. We will transfer the amount of the unpaid interest from the Investment Options on a pro rata basis to the Loan Account. The portion of the unpaid loan interest transferred from the Fixed Account is based on the proportion of the Fixed Account value relative to the Cash Value of the Policy as of the date the unpaid loan interest is added to the Outstanding Loan. If you have an Outstanding Loan and request a second loan, we will add the amount of Outstanding Loan to the loan request. The table below shows the interest rates we will charge.

POLICY YEARS    RATE CHARGED
------------    ------------
   1 -- 15          5.66%
16 and later        4.76%


     - You may repay all or a part of your Outstanding Loans at any time while the Insured is alive by sending the repayment to our Home Office.

     - Unless you request otherwise, we will apply any payment that we receive while there is a loan on the Policy as follows: first, towards repayment of any loan interest due; next, towards repayment of the loan principal; and last, as a premium payment to the Policy.

     - As you repay the loan, we deduct the amount of the repayment from the Loan Account and credit the payment to the Investment Options based on your current premium allocations.

     - We will deduct any unpaid loan amount, including interest you owe, from your Cash Value when you surrender the Policy and from the Death Benefit proceeds payable.

     - If any unpaid loan amount, including any interest you owe, causes the Cash Surrender Value of your Policy to become zero, then your Policy will enter a 31-day grace period. (See "Lapse and Reinstatement.")

                                EFFECTS OF LOANS

A loan affects the Policy, because we reduce the Death Benefit proceeds and Cash Surrender Value under the Policy by any Outstanding Loan amount. Repaying the loan causes the Death Benefit proceeds and Cash Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan amount in the Loan Account. The amount is not affected by the performance of the Investment Options and may not be credited with the same interest rates currently accruing on amounts allocated to the Fixed Account. Amounts transferred from an Investment Option to the Loan Account will affect the value in that Investment Option because we credit such amounts with an interest rate we declare, rather than with a rate of return reflecting the investment results of that Investment Option.

There are risks involved in taking a loan, a few of which include an increased potential for the Policy to lapse if projected earnings, taking into account Outstanding Loans, are not achieved. A loan may have tax consequences. (See "Tax Treatment of Policy Benefits.") In addition, the tax consequences of a loan after the fifteenth Policy Year are uncertain.

You should consult a tax adviser before taking out a loan.

We will notify you (and any assignee of record) if the sum of your loans plus interest you owe on the loans is more than the Cash Surrender Value. If you do not submit a sufficient payment within 31 days from the date of the notice, your Policy may lapse.

                             LAPSE AND REINSTATEMENT

--------------------------------------------------------------------------------

                                      LAPSE

Generally, if on any Deduction Date, the Cash Surrender Value of your Policy is too low to cover the Monthly Deduction Amount, your Policy will be in default and a grace period will begin. Thirty days after the default happens, we will send you a lapse notice to your last known address that the Policy may terminate. The notice will state the amount due to keep the Policy in effect and the date by which you must pay the amount due.

                                  GRACE PERIOD

After the lapse notice is sent, if you do not pay the required amount within 31 days (subject to state law) the Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits.

As long as there is an Outstanding Loan, we will treat that portion of any sufficient payment received during the grace period that is less than or equal to the amount of the Outstanding Loan as a repayment of the Outstanding Loan and not as an additional Premium Payment unless you request otherwise. Accordingly, we will transfer the assumed loan repayment amount from the Cash Value held in our Loan Account to the Investment Options and/or Fixed Account, thereby increasing the Cash Surrender Value and potentially preventing a lapse.

If the Insured dies during the Grace Period before you have paid the required premium, the Death Benefit will still be payable to the Beneficiary, although we will reduce the amount of the Death Benefit proceeds by the Monthly Deduction Amount due plus the amount of any Outstanding Loan.

                   LAPSE PROTECTION GUARANTEE RIDER (LIFETIME)

This rider is available only with Death Benefit Option 1 (the Level Option). The Rider provides that if, during the lifetime of the Insured, the total premiums paid, less any outstanding loans or partial surrenders, equals or exceeds the cumulative Monthly Lapse Protection Premium shown in the Policy, a Lapse Protection Guarantee will apply. The Monthly Lapse Protection Premium is primarily based on the sex, underwriting classifications, Age of the Insured and the Stated Amount of the Policy. With this Rider, the Policy will not lapse on a monthly deduction day even if the Cash Surrender Value is not enough to cover the Monthly Deduction Amount due.

The Monthly Lapse Protection Premium will change to reflect any increases you make to the Stated Amount or changes to Riders under the Policy. If you make a change, we will send you an updated Policy Summary page showing the new Monthly Lapse Protection Premium that must be met. The Rider will be cancelled if you switch to Death Benefit Option 2 (the Variable Option).

State law may affect the availability and some of the terms of this Rider.

                   LAPSE PROTECTION GUARANTEE RIDER (20 YEAR)

This 20 Year rider is available only with Death Benefit Option 1 (the Level Option). The 20 Year Rider provides that if, during the first 20 Policy Years, the total premiums paid, less any outstanding loans or partial surrenders, equals or exceeds the cumulative Monthly Lapse Protection Premium shown in the Policy, a Lapse Protection Guarantee will apply. The Monthly Lapse Protection Premium is primarily based on the sex, underwriting classifications, Age of the Insured and the Stated Amount of the Policy. With this Rider, the Policy will not lapse on a monthly deduction day even if the Cash Surrender Value is not enough to cover the Monthly Deduction Amount due.

The Monthly Lapse Protection Premium will change to reflect any increases you make to the Stated Amount or changes to the Riders under the Policy. If you make a change, we will send you an updated Policy Summary page showing the new Monthly Lapse Protection Premium that must be met. The 20 Year Rider will be cancelled if you switch to Death Benefit Option 2 (the Variable Option).

State law may affect the availability and some of the terms of this Rider.

                                  REINSTATEMENT

You may reinstate the Policy within three (3) years from the date on which the Monthly Deduction Amount was last paid if:

     (1)  the Policy was not surrendered for cash

     (2)  you furnish us with acceptable evidence of insurability

     (3)  you pay all past due Monthly Deduction Amounts

     (4) you pay Premium Payments equaling the next three Monthly Deduction Amounts (subject to state law); and

     (5)  you pay the amount of any Outstanding Loan.

Upon reinstatement, the Policy's Cash Value will be the amount provided by the Premium Payments you made, plus any Cash Value as of the date of lapse.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The effect of federal income taxes on the economic benefits provided under the Policy depends on a variety of factors, including but not limited to, the tax status of the Policy Owner and the tax treatment of the Policy (whether it is a Modified Endowment Contract). This tax treatment is highly complex. The following SUMMARY PROVIDES A GENERAL DESCRIPTION OF THE MATERIAL FEDERAL TAX CONSEQUENCES to the Policy owner and Beneficiary of buying, holding and exchanging rights under the Policy. This discussion is only a brief general summary and does not purport to be complete or cover all situations and is not intended as tax or legal advice. This discussion is based upon the

Company's understanding of the federal income tax laws as currently interpreted by the U.S. Treasury ("Treasury") and the Internal Revenue Service (IRS). The Company cannot guarantee that those laws or interpretations will remain unchanged.

IT SHOULD BE UNDERSTOOD THAT THIS IS NOT AN EXHAUSTIVE DISCUSSION OF ALL TAX QUESTIONS THAT MIGHT ARISE UNDER THE POLICIES. NO ATTEMPT HAS BEEN MADE TO ADDRESS ANY FEDERAL ESTATE TAX OR STATE AND LOCAL TAX CONSIDERATIONS THAT MAY ARISE IN CONNECTION WITH A POLICY. FOR COMPLETE INFORMATION, A QUALIFIED TAX OR LEGAL ADVISER SHOULD BE CONSULTED.

IRS Circular 230 Notice: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. You should seek tax advice based on your particular circumstances from an independent tax adviser.

                      POTENTIAL BENEFITS OF LIFE INSURANCE

A life insurance contract, including the Policy, is a unique financial instrument that along with providing protection for premature death, also provides a number of potential tax advantages including:

     - INCOME TAX-FREE DEATH BENEFITS (e.g., the Death Benefit under the Policy, including the portion attributable to the increase in value based on the Investment Options, may pass to your Beneficiary free of income taxes if the requirements of IRC Section 101 are satisfied.)

     - INCOME TAX-FREE GROWTH OF POLICY CASH VALUES (e.g., within the Policy, any increase in value based on the Investment Options may be tax-deferred until withdrawn -- including tax-free transfers among the Investment Options, and as mentioned above, will not be subject to federal income taxes if paid as a Death Benefit.)

     - INCOME TAX-FREE ACCESS TO CASH VALUE THROUGH LOANS AND/OR WITHDRAWALS (e.g., under certain circumstances, such as where you adhere to certain premium limits, a Policy Owner may access cash from the Policy through a withdrawal, up to the tax basis, or a loan without facing tax consequences.)

Whether and how these benefits may be utilized is largely governed by IRC Sections 7702, 7702A, 817 and 101. These federal tax laws were passed to ensure that the tax advantages of life insurance are not abused.

In sum, these federal tax laws, among numerous other things, establish the following:

     -    A definition of a life insurance contract

     -    Diversification requirements for separate account assets

     - Limitations on policy owner's control over the assets in a separate account

     - Guidelines to determine the maximum amount of premium that may be paid into a policy

     -    Limitations on withdrawals from a policy

     - Qualification testing for all life insurance policies that have cash value features.

                            TAX STATUS OF THE POLICY

DEFINITION OF LIFE INSURANCE

In order for this Policy to offer some or all of the tax advantages described above, it must meet the definition of a life insurance contract under SECTION 7702 OF THE IRC. Complying with either the cash value accumulation test or the guideline premium test set forth in IRC Section 7702 will satisfy this definition. This Policy uses the guideline premium test. Guidance as to how IRC
Section 7702 and the guideline premium test are to be applied, however, is limited. If a Policy were determined not to be a life insurance contract for purposes of IRC Section 7702, such Policy would not provide the tax advantages normally described above.

The Company believes that it is reasonable to conclude that the Policy meets the IRC Section 7702 definition of a life insurance contract. The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes. The death benefit under a

Policy will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

DIVERSIFICATION

In addition to meeting the definition of a life insurance contract in IRC
Section 7702 of the IRC, to qualify as life insurance for federal income tax purposes, separate account investments (or the investments of a Fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must also be "adequately diversified" pursuant to SECTION 817(H) of the IRC. If fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status, or to non-qualified plans, the separate accounts investing in the Portfolio may fail the diversification requirements of section 817(h) of the Internal Revenue Code, which could have adverse tax consequences for variable policy and contract owners, including losing the benefit of tax deferral.

The Separate Account, through the funds, intends to comply with these requirements. Although the Company does not control the funds, the Company intends to monitor the investments of the mutual funds to ensure compliance with these diversification requirements.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their policy or contract rather than the insurance company. In those circumstances, a proportionate share of the income and gains from the separate account assets would be includable in the variable contract owner's gross income each year.

The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets IF THE CONTRACT OWNER POSSESSES INCIDENTS OF OWNERSHIP IN THOSE SEPARATE ACCOUNT ASSETS, such as the ability to exercise investment control over the assets. While we believe that the Policy does not give the Policy Owner investment control over the separate account assets, we reserve the right to modify the Policy as necessary to prevent a Policy Owner from being treated as the owner of the separate account assets supporting the Policy.

                        TAX TREATMENT OF POLICY BENEFITS

The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

IN GENERAL

The Company believes that the DEATH BENEFIT UNDER THE POLICY WILL BE EXCLUDABLE FROM THE GROSS INCOME OF THE BENEFICIARY under IRC Section 101(a)(1); unless the Policy has been transferred for value and no exception to the transfer for value rules set forth in the IRC Section 101 (a) (2) applies.

In the case of employer-owned life insurance as defined in IRC Section 101(j), the amount excludable from gross income is limited to premiums paid unless the policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the policy. These rules apply to policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the Death Benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of Death Benefits, it is advisable to consult tax counsel.

In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Cash Value, including increments thereof, until there is a distribution. (See discussion of "Modified Endowment Contracts" below.) Depending on the circumstances, the exchange of one life insurance policy for another, a change in the policy's face amount, a change in the policy's death benefit option, a payment of an increased level of premiums, a policy loan, a partial or full surrender, a lapse with outstanding Indebtedness, a change in ownership, or an assignment of the policy may have federal income tax consequences. Furthermore, such actions may have Federal gift and estate, as well as state and local tax consequences that will depend upon the financial situation and other circumstances of each owner or beneficiary. You should consult your tax or legal adviser for further advice on all tax issues.

THE TAX CONSEQUENCES OF DISTRIBUTION FROM, AND LOANS TAKEN FROM OR SECURED BY, A POLICY DEPEND ON WHETHER THE POLICY IS CLASSIFIED AS A "MODIFIED ENDOWMENT CONTRACT."

MODIFIED ENDOWMENT CONTRACTS

Special tax considerations apply to "Modified Endowment Contracts" (MEC). A MEC is defined under tax law as ANY POLICY THAT SATISFIES THE PRESENT DEFINITION OF A LIFE INSURANCE CONTRACT UNDER IRC SECTION 7702 BUT WHICH FAILS TO SATISFY A 7-PAY TEST SET FORTH IN IRC SECTION 7702A. A contract fails to satisfy the 7-pay test if the cumulative amount of premiums paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time had the contract provided for paid-up future benefits after the payment of seven level annual premiums. If a material change in the contract occurs either during the first seven contract years, or later, a new seven-year testing period is begun to determine whether the policy constitutes a MEC. A decrease to the stated amount of the Policy may cause a re-test under the 7-pay test and could cause your Policy to become a MEC. Tax regulations or other guidance will be needed to fully define those transactions that are material changes.

Any POLICY ISSUED IN EXCHANGE FOR A MEC will be subject to the tax treatment accorded to MECs. However, the Company believes that any policy received in exchange for a life insurance contract that is not a MEC will generally not be treated as a MEC if the face amount of the policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the policy to become a MEC.

LOANS AND PARTIAL WITHDRAWALS from, as well as collateral assignments of, policies that are MECs will be treated as distributions to the policy owner for tax purposes. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from MECs will be included in gross income on an income-first basis to the extent of any income in the policy (the contract value less the policy owner's investment in the policy) immediately before the distribution.

The law also imposes an additional 10% TAX ON PRE-DEATH DISTRIBUTIONS (including loans, collateral assignments, partial withdrawals and complete surrenders) FROM MECS to the extent they are included in income, unless a specific exception to the penalty applies. The penalty does not apply to amounts which are distributed on or after the date on which the taxpayer attains age 59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If a Policy becomes a MEC, distributions that occur during the contract year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC (and therefore not taxable at the time of the distribution) could later become taxable as a distribution from a MEC if due to subsequent changes to the Policy, it later becomes a MEC.

For purposes of applying the MEC rules, all MECs that are issued by the Company (or its affiliates) to the same owner during any calendar year will be treated as one MEC contract for purposes of determining the amount includable in the owner's gross income at the time of a distribution from any such contract.

The death benefit of a modified endowment contract remains excludable from the gross income of the beneficiary to the extent described above in "Tax Treatment of Policy Benefits." Furthermore, no part of the investment growth of the cash value of a MEC is includable in the gross income of the owner unless the contract matures, is distributed or partially surrendered, is pledged, collaterally assigned, or borrowed against, or otherwise terminates with income in the contract prior to death. A full surrender of a MEC after age 59 1/2 will have the same tax consequences as life insurance policies generally as described above in "Tax Treatment of Policy Benefits."

Due to the complexity of the MEC tax rules, a policy owner should consult a qualified tax or legal adviser as to the potential MEC consequences before taking any actions with respect to the Policy.

DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS

Distributions from a policy that is not classified as a modified endowment contract are generally TREATED AS FIRST RECOVERING THE INVESTMENT IN THE POLICY (DESCRIBED BELOW) AND THEN, ONLY AFTER THE RETURN OF ALL SUCH INVESTMENT IN THE POLICY, AS DISTRIBUTING TAXABLE INCOME. An exception to this general rule occurs in the cases of a partial surrender, a decrease in the face amount, or any other change that reduces benefits under the policy in the first 15 years after the policy is issued where, as a result of that action, a cash distribution to the owner is made by the Company in order for the policy to continue complying with the IRC Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the policy) under rules prescribed in IRC Section 7702.

Loans from, or secured by, a policy that is not a MEC are generally not treated as taxable distributions. Instead, such loans are generally treated as indebtedness of the owner. However, the tax consequences of some Policy loans are uncertain. You should consult a tax or legal adviser as to those consequences. Upon a complete surrender or lapse of a policy that is not a MEC, or when benefits are paid at such a policy's maturity date, if the amount received plus the amount of indebtedness discharged exceeds the total investment in the policy, the excess generally will be treated as ordinary income subject to tax.

Finally, neither distributions (including distributions upon surrender or lapse) nor loans from or secured by, a policy that is not a MEC, are subject to the 10 percent additional tax previously referred to above regardless of when they are made. Certain changes to the policy may cause the policy to become a MEC. Therefore, a policy owner should consult a tax or legal advisor before effecting any change to a policy that is not a modified endowment contract.

TREATMENT OF LOAN INTEREST

If there is any borrowing under which the Policy is pledged as security or otherwise serves as collateral, the interest paid on loans will generally not be tax deductible.

INVESTMENT IN THE POLICY

Investment in the policy means (i) the aggregate amount of any premiums or other consideration paid for a policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the owner (except that the amount of any loan from, or secured by, a policy that is a MEC, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a policy that is a MEC to the extent that such amount is included in the gross income of the owner.

BUSINESS USES OF POLICY

Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. In the case of a business owned Policy, the provisions of IRC Section 101(j) may limit the amount of the Death Benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax or legal adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses and the IRS has recently issued new guidelines on split dollar arrangements. Furthermore there have been recent proposals to restrict the tax advantages of corporate owned life insurance that are currently under considerations by Congress. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax or legal adviser.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

                            OTHER TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

                               INSURABLE INTEREST

The Policy Owner must have an insurable interest in the life of the Insured in order for the Policy to be valid under applicable state law and for the Policy to be treated as a life insurance policy for federal income tax purposes. State laws on this subject vary widely, but typically require that the Policy Owner have a lawful and substantial economic interest in the continued life of the person insured, which interest must exist at the time the insurance is procured, but not necessarily at the time of the Insured's death. If no recognized insurable interest exists in a given situation, the Policy may be deemed void as against public policy under the state law and not entitled to treatment as a life insurance contract for federal income tax purposes. It is the responsibility of the Policy Owner, not the life insurance carrier, to determine the existence of insurable interest in the life of the Insured under applicable state law.

                           THE COMPANY'S INCOME TAXES

The Company is taxed as a life insurance company under federal income tax law. Presently, the Company does not expect to incur any income tax on the earnings or the realized capital gains retained to meet the Company's obligations under the Policy. Based on these expectations, no charge is being made currently to the income of the Separate Account for federal income taxes that may be attributable to the Separate Account. However, the Company may assess a charge against the Investment Options for federal income taxes in the event that the Company incurs income or other tax liability attributable to the Separate Account under future tax law.

Under present laws, the Company may incur state and local taxes in certain states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges may be made for such taxes (including such taxes), if any, attributable to the Separate Account.

                             ALTERNATIVE MINIMUM TAX

Please consult your tax or legal adviser for alternative minimum tax rules as they may impact your Policy.

                           DISTRIBUTION & COMPENSATION

--------------------------------------------------------------------------------

                                  DISTRIBUTION

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. The Company has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Policies (e.g., commissions payable to retail broker-dealers who sell the Policies). MLIDC does not retain any fees under the Policies; however, MLIDC may receive 12b-1 fees from the Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange

Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Policies but are exempt from registration. Applications for the Policy are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable life insurance products. The Company intends to offer the Policy in all jurisdictions where it is licensed to do business and where the Policy is approved. The Policies are offered on a continuous basis.

We or our affiliates pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Global Growth Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund for services it provides in marketing the Fund's shares in connection with the Policy.

                                  COMPENSATION

Broker-dealers having selling agreements with MLIDC and/or the Company are paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policy typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

Compensation paid on the Policies, as well as other incentives or payments, are not assessed as an additional direct charge to Policy owners or the Separate Account. Instead, you indirectly pay for sales and distribution expenses through overall charges and fees assessed under your Policy. For example, any profits the Company may realize through assessing the mortality and expense risk charge under your Policy may be used to pay for sales and distribution expenses. The Company may also pay for sales and distribution expenses out of any payments the Company or MLIDC may receive from the Funds for providing administrative, marketing and other support and services to the Funds.

Compensation is a factor in setting pricing under the Policies, and as disclosed in the "Modification, Reserved Rights and Other Charges" sub-section of this prospectus, the Company has the ability to customize pricing in relation to the compensation payable to distributors for particular cases and the payments anticipated to be received for providing administrative, marketing and other support and services to the Funds.

We generally pay compensation as a percentage of Premium Payments invested in the Policy ("commissions"). In addition, we pay periodic asset-based commission based on all or a portion of the Policy Value. To the extent permitted by FINRA rules and other applicable laws and regulations, MLIDC may pay or allow other promotional incentives or payments in the form of cash or other compensation. The amount and timing of overall compensation, which includes both commissions and the additional compensation as outlined above, may vary depending on the selling and other agreements in place. The additional compensation or reimbursement we pay to certain broker-dealers may be paid in the form of flat fees. However, these payments may be represented as a percentage of expected premium payments. When these additional payments are taken into account, the amount of overall compensation, including both commissions and additional compensation as outlined below, is not expected to exceed 99% of the target premium and 4% of excess premium paid in the first Policy Year. The maximum compensation payable will not exceed 27% of the annual renewable premium paid after Policy Year 1. The preceding expected maximum overall compensation rates are based on the assumption that the broker-dealers who have selling agreements with MLIDC will have clients that make a certain minimum amount of premium payments over the course of the year. If this assumption proves to be inaccurate, the actual overall compensation rates may be higher than the preceding expected maximum overall compensation rates.

SALE OF VARIABLE LIFE POLICIES BY ENTITIES HAVING OTHER CONTRACTUAL RELATIONSHIPS WITH THE COMPANY. The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser to one or more of the Funds which may be offered under the Policies. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., Merrill Lynch Investment Managers, L.P., ClearBridge Asset Management, Inc. and Smith Barney Fund Management, MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Policies.

SALE OF VARIABLE LIFE INSURANCE BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Policies through retail broker-dealers that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc., Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Policies is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Policies; some firms may retain a portion of commissions. The amount the broker-dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other product issued by non-affiliates.

Registered representatives of our affiliate, MetLife Securities, Inc., receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor in determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

PREFERRED DISTRIBUTION ARRANGEMENTS. The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on: aggregate, net or anticipated sales of the Policies; total assets attributable to sales of the Policies by registered representatives of the broker-dealer firm; the length of time that a Policy owner has owned the Policy; meeting certain sales thresholds; and/or actual or anticipated overhead expenses incurred by the broker-dealer firms in offering the Policies and other variable insurance products offered by the Company or its affiliates. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representative to favor the Company's products. The Company and MLIDC have entered into preferred distribution arrangements with their affiliate Tower Square Securities, Inc., as well as with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates New England Securities Corporation, MetLife Securities, Inc. and Walnut Street Securities, Inc. See the Statement of Additional Information -- "UNDERWRITING AND DISTRIBUTION AGREEMENTS" for a list of the broker-dealer firms that received such compensation during 2007, as well as the range of additional compensation paid.

                            OTHER POLICY INFORMATION

--------------------------------------------------------------------------------

                              VALUATION AND PAYMENT

You may send your written requests for payment to our Home Office. We ordinarily pay any proceeds, loan amounts, or surrender or partial surrender proceeds in a lump-sum within seven days after receipt at our Home Office of all the documents required for such a payment. Other than the Death Benefit proceeds, which we determine as of the date of the Insured's death, the amount we pay is as of the end of the Valuation Period during which our Home Office receives all required documents. We may pay our Death Benefit proceeds in a lump-sum or under an optional payment plan.

               SUSPENSION OF VALUATION AND POSTPONEMENT OF PAYMENT

We reserve the right to suspend valuation and postpone payment of any surrender, partial surrender, policy loan, or death benefit proceeds that involves a determination of Cash Value in the Separate Account in any case whenever:

     (1) the New York Stock Exchange or any stock exchange in which a Fund invests is closed (except for customary weekend and holiday closings) or trading on the New York Stock Exchange or other stock exchange is restricted as determined by the SEC or equivalent authority; or

     (2) the SEC has determined that a state of emergency exists so that valuation of the assets in a Fund or disposal of securities is not reasonably practicable.

Allocations and transfers to, and deductions and transfers from, a Fund may be postponed as described in (1) and (2) above. We reserve the right to suspend or postpone the date of any payment of any benefit or values (including the payments of cash surrenders and policy loans) for up to six months when Cash Value is being withdrawn from the Fixed Account.

We may also withhold payment of surrender, withdrawal or loan proceeds if any portion of those proceeds would be derived from a Policy Owner's check or pre-authorized checking account deduction that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Policy Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Policy Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

                                POLICY STATEMENTS

We will maintain all records relating to the Separate Account, the Investment Options and the Fixed Account. At least once each Policy Year, we will send you a statement showing:

     -    the Cash Value, Stated Amount and Amount Insured

     -    the date and amount of each Premium Payment

     -    the date and amount of each Monthly Deduction

     - the amount of any Outstanding Loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account

     - the date and amount of any partial surrenders and the amount of any partial surrender charges or decrease of Stated Amount charges

     -    the annualized cost of any Riders purchased under the Policy and

     - a reconciliation since the last report of any change in Cash Value and Cash Surrender Value.

We will also send any other reports required by any applicable state or federal laws or regulations.

                LIMITS ON RIGHT TO CONTEST AND SUICIDE EXCLUSION

The Company may not contest the validity of the Policy after it has been in effect during the Insured's lifetime for two years from the Issue Date. Subject to state law, if the Policy is reinstated, the two-year period will be measured from the date of reinstatement. Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state law). In addition, if the Insured commits suicide during the two-year period following issue while sane or insane (subject to state law) the Death Benefit will be limited to the premiums paid less (i) the amount of any partial surrender and
(ii) the amount of any Outstanding Loan. During the two-year period following an increase, the portion of the Death Benefit attributable to the increase in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase (subject to state law) and if the policy is reinstated, the two-year period will be measured from the date of reinstatement.

                         MISSTATEMENT AS TO SEX AND AGE

If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Policy would have provided with the corrected information. You may file proof of age at any time at our Home Office.

                                 POLICY CHANGES

At any time, we may make such changes to your Policy as are necessary to assure compliance with the definition of life insurance prescribed in the Code. We may amend your Policy to conform with any law or regulation issued by any government agency to which it is subject. Only our officers have the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. Each endorsement, amendment, or rider must be signed by an officer of the Company to be valid. As required by law, we will notify you of any Policy changes.

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Policy Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Policy to government regulators.

                                LEGAL PROCEEDINGS

--------------------------------------------------------------------------------

In the ordinary course of business, the Company, similar to other insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect on the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the applicable Policy.

                              FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The financial statements of the Separate Account and the Company are in the applicable Statement of Additional Information. The financial statements of the Company should be considered only as bearing upon its ability to meet its obligations under the Policies.

                         ILLUSTRATION OF POLICY BENEFITS

--------------------------------------------------------------------------------

In order to help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain illustrations upon request. These will be based on the age and insurance risk characteristics of the insured under your Policy and such factors as the specified face amount, death benefit option, premium payment amounts and rates of return (within limits) that you request. You can request such illustrations at any time. We have included an example of such an illustration as Appendix E to this prospectus. We reserve the right to charge $15.00 for illustrations. However, we do not currently impose this fee.

                                   APPENDIX A

--------------------------------------------------------------------------------

                GLOSSARY OF TERMS USED THROUGHOUT THIS PROSPECTUS

ACCUMULATION UNIT -- a standard of measurement used to calculate the value of the Investment Options.

AGE -- the Insured's age as of his or her last birthday.

AMOUNT INSURED -- under Option 1, the Amount Insured will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Cash Value (the "Minimum Amount Insured"). Under Option 2 the Amount Insured will be equal to the Stated Amount of the Policy plus the Cash Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured.

BENEFICIARY (IES) -- the person(s) named to receive the Death Benefit of this Policy after the death of the Insured.

CASH SURRENDER VALUE -- the Cash Value less any Outstanding Loans and applicable surrender charges.

CASH VALUE -- the sum of the accumulated value held in the Investment Options plus the Loan Account value and the Fixed Account value.

CODE -- the Internal Revenue Code.

COMPANY (ISSUING COMPANY) -- MetLife Insurance Company of Connecticut.


COMPANY'S HOME OFFICE -- the Company's home offices located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910.


COST OF INSURANCE CHARGE -- a charge that reflects the anticipated mortality of the Insured.

DEATH BENEFIT -- the amount payable to the Beneficiary if this Policy is in force upon the death of the Insured.

DEDUCTION DATE (OR DAY) -- the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy's Cash Value.

FIXED ACCOUNT -- part of the General Account of the Company.

FUND -- (see Mutual Fund.)

GENERAL ACCOUNT -- an account that consists of the Company's assets other than those held in any separate account.

INITIAL PREMIUM PAYMENT -- the first Premium Payment made under the Policy.

INSURANCE COMPANY -- MetLife Insurance Company of Connecticut.

INSURED -- the person whose life is insured under the Policy.

INVESTMENT OPTIONS -- the segments of the Separate Account to which you may allocate Premium Payments or Cash Value. Each Investment Option invests directly in a corresponding Mutual Fund.

INVESTMENT OPTION DEDUCTION -- the charge we deduct from each Investment Option to cover our mortality and expense risk charges and administrative charges. It is shown on the Policy Summary.

ISSUE DATE -- the date on which the Company issues the Policy for delivery to the Policy Owner.

ISSUING COMPANY -- MetLife Insurance Company of Connecticut or, for Policies issued prior to December 7, 2007, the Issuing Company may have been MetLife Life and Annuity Company of Connecticut. The name of the Issuing Company appears on your Policy.

LOAN ACCOUNT -- an account in the Company's General Account to which we transfer the amount of any Policy Loan, and to which we credit a fixed rate of interest.

MATURITY BENEFIT -- an amount equal to the Policy's Cash Value, less any Outstanding Loan or unpaid Monthly Deduction Amount or amounts payable to an assignee, payable to the Policy Owner if the Insured is living on the Maturity Date.

MATURITY DATE -- the anniversary of the Policy Date on which the Insured is age 100.

MINIMUM AMOUNT INSURED -- the amount of Death Benefit required for this Policy to qualify as life insurance under federal tax law. It is a stated percentage of Cash Value determined as of the first day of the Policy Month and is shown in the Policy.

MONTHLY DEDUCTION AMOUNT -- the amount of charges deducted from the Policy's Cash Value, which includes cost of insurance charges, administrative charges, and any charges for benefits associated with any Rider(s).

MUTUAL FUND (OR FUND) -- a registered open-end management investment company or a series thereof that corresponds to an Investment Option. Each Investment Option invests directly in a Mutual Fund of the same name.

NET AMOUNT AT RISK -- the Death Benefit minus the Cash Value at the beginning of each Policy Month.

NET PREMIUM PAYMENT -- the amount of each Premium Payment, minus the deduction of any sales expense charges, Premium Taxes or Deferred Acquisition Cost Charges as shown on the Policy Summary.

OUTSTANDING LOAN -- the amount owed the Company as a result of policy loans including both principal and accrued interest.

PLANNED PREMIUM -- the amount of premium which the Policy Owner chooses to pay to the Company on a scheduled basis, and for which the Company will bill the Policy Owner.

POLICY --MetLife Variable Life, an individual variable flexible premium life insurance policy.

POLICY ANNIVERSARY -- an anniversary of the Policy Date.

POLICY DATE -- the date shown on the Policy Summary from which we begin charging the Monthly Deduction Amount and use to determine administrative transactions on the Policy (e.g., Deduction Days, Policy Years).

POLICY MONTH -- twelve one-month periods during the Policy Year, each of which begins on the Policy Date or the Deduction Day.

POLICY OWNER(S) (YOU, YOUR OR OWNER) -- the person(s) having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.

POLICY YEARS -- each successive twelve-month period; the first beginning with the Policy Date.

PREMIUM ALLOCATION INSTRUCTIONS -- the instructions you provide us to allocate your Premium Payments among the Investment Options and/or Fixed Account. You may change your Premium Allocation Instructions by written direction.

PREMIUM PAYMENT -- the amounts you send us to be applied to your Policy.

RIDERS -- supplemental insurance benefits offered under the Policy. There are additional charges associated with some Riders.

SEPARATE ACCOUNT(S) -- assets set aside by the Company, the investment performance of which is kept separate from that of other assets of the Company.

STATED AMOUNT -- the amount selected by the Policy Owner used to determine the Death Benefit, which may be increased or decreased as described in the Policy.

TERM AMOUNT -- The amount of insurance provided by the Rider.

UNDERWRITING PERIOD -- the time period from when we receive a completed Application until the Issue Date.

VALUATION DATE -- a day on which the Separate Account is valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading. The value of Accumulation Units will be determined as of the close of trading on the New York Stock Exchange.

VALUATION PERIOD -- the period between the close of business on successive Valuation Dates.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                     ADDITIONAL INFORMATION REGARDING FUNDS

CERTAIN FUNDS were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Funds, and, where applicable, the former name and new name of the trust of which the Fund is part.

FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value Portfolio


FUND MERGERS/REORGANIZATIONS
The following former Fund was merged with and into the new Fund and reorganized into a new Trust.

                 FORMER FUND                                      NEW FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


FUND SUBSTITUTIONS
The following new Funds were substituted for the former Funds.

                 FORMER FUND                                      NEW FUND
---------------------------------------------  ---------------------------------------------
FIDELITY(R) VARIABLE INSURANCE PRODUCTS        MET INVESTORS SERIES TRUST
  Growth Portfolio -- Initial Class            Oppenheimer Capital Appreciation
                                                    Portfolio -- Class A
JANUS ASPEN SERIES                             METROPOLITAN SERIES FUND, INC.
  Worldwide Growth Portfolio -- Service        Oppenheimer Global Equity Portfolio -- Class
     Class(1)                                       B
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Dreyfus VIF Appreciation                     Davis Venture Value Portfolio -- Class A
     Portfolio -- Initial Class
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Dreyfus VIF Developing Leaders               T. Rowe Price Small Cap Growth
     Portfolio -- Initial Class                     Portfolio -- Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2(2)                             Portfolio -- Class B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Discovery Growth Fund -- Class IB  Van Kampen Mid Cap Growth Portfolio -- Class
                                                    B


1 Policies issued prior to 5/1/01 were substituted for Class A shares of the Oppenheimer Global Equity Portfolio. Policies issued on or after 5/1/01 were substituted for Class B shares of the Oppenheimer Global Equity Portfolio.

2 Policies issued prior to 5/3/04 were substituted for Class A shares of the MFS Emerging Markets Equity Portfolio. Policies issued on or after 5/3/04 were substituted for Class B shares of the MFS Emerging Markets Equity Portfolio.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

SURRENDER PENALTIES PER THOUSAND OF STATED AMOUNT AND INCREASES IN STATED AMOUNT
               (FOR ALL POLICIES EXCEPT THOSE ISSUED IN NEW YORK)


                              DURATION
ISSUE --------------------------------------------------------
 AGE    1     2     3     4     5     6     7     8    9   10
----- ----- ----- ----- ----- ----- ----- ----- ---- ---- ----
0     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
1     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
2     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
3     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
4     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
5     2.19  1.97  1.75  1.53  1.31  1.10  0.88  0.66 0.44 0.22
6     2.19  1.97  1.75  1.53  1.31  1.10  0.88  0.66 0.44 0.22
7     2.21  1.99  1.77  1.55  1.33  1.11  0.88  0.66 0.44 0.22
8     2.23  2.01  1.78  1.56  1.34  1.12  0.89  0.67 0.45 0.22
9     2.26  2.03  1.81  1.58  1.36  1.13  0.90  0.68 0.45 0.23
10    2.39  2.15  1.91  1.67  1.43  1.20  0.96  0.72 0.48 0.24
11    2.46  2.21  1.97  1.72  1.48  1.23  0.98  0.74 0.49 0.25
12    2.54  2.29  2.03  1.78  1.52  1.27  1.02  0.76 0.51 0.25
13    2.65  2.39  2.12  1.86  1.59  1.33  1.06  0.80 0.53 0.27
14    2.75  2.48  2.20  1.93  1.65  1.38  1.10  0.83 0.55 0.28
15    2.76  2.48  2.21  1.93  1.66  1.38  1.10  0.83 0.55 0.28
16    2.77  2.49  2.22  1.94  1.66  1.39  1.11  0.83 0.55 0.28
17    2.79  2.51  2.23  1.95  1.67  1.40  1.12  0.84 0.56 0.28
18    2.82  2.54  2.26  1.97  1.69  1.41  1.13  0.85 0.56 0.28
19    2.90  2.61  2.32  2.03  1.74  1.45  1.16  0.87 0.58 0.29
20    2.86  2.57  2.29  2.00  1.72  1.43  1.14  0.86 0.57 0.29
21    2.93  2.64  2.34  2.05  1.76  1.47  1.17  0.88 0.59 0.29
22    2.99  2.69  2.39  2.09  1.79  1.50  1.20  0.90 0.60 0.30
23    3.04  2.74  2.43  2.13  1.82  1.52  1.22  0.91 0.61 0.30
24    3.06  2.75  2.45  2.14  1.84  1.53  1.22  0.92 0.61 0.31
25    3.08  2.77  2.46  2.16  1.85  1.54  1.23  0.92 0.62 0.31
26    3.14  2.83  2.51  2.20  1.88  1.57  1.26  0.94 0.63 0.31
27    3.25  2.93  2.60  2.28  1.95  1.63  1.30  0.98 0.65 0.33
28    3.37  3.03  2.70  2.36  2.02  1.69  1.35  1.01 0.67 0.34
29    3.47  3.12  2.78  2.43  2.08  1.74  1.39  1.04 0.69 0.35
30    3.49  3.14  2.79  2.44  2.09  1.75  1.40  1.05 0.70 0.35
31    3.64  3.28  2.91  2.55  2.18  1.82  1.46  1.09 0.73 0.36
32    3.78  3.40  3.02  2.65  2.27  1.89  1.51  1.13 0.76 0.38
33    3.92  3.53  3.14  2.74  2.35  1.96  1.57  1.18 0.78 0.39
34    4.08  3.67  3.26  2.86  2.45  2.04  1.63  1.22 0.82 0.41
35    4.19  3.77  3.35  2.93  2.51  2.10  1.68  1.26 0.84 0.42
36    4.43  3.99  3.54  3.10  2.66  2.22  1.77  1.33 0.89 0.44
37    4.66  4.19  3.73  3.26  2.80  2.33  1.86  1.40 0.93 0.47
38    4.91  4.42  3.93  3.44  2.95  2.46  1.96  1.47 0.98 0.49
39    5.14  4.63  4.11  3.60  3.08  2.57  2.06  1.54 1.03 0.51
40    5.69  5.12  4.55  3.98  3.41  2.85  2.28  1.71 1.14 0.57
41    6.05  5.45  4.84  4.24  3.63  3.03  2.42  1.82 1.21 0.61
42    6.41  5.77  5.13  4.49  3.85  3.21  2.56  1.92 1.28 0.64
43    6.76  6.08  5.41  4.73  4.06  3.38  2.70  2.03 1.35 0.68
44    7.13  6.42  5.70  4.99  4.28  3.57  2.85  2.14 1.43 0.71
45    7.18  6.46  5.74  5.03  4.31  3.59  2.87  2.15 1.44 0.72
46    7.66  6.89  6.13  5.36  4.60  3.83  3.06  2.30 1.53 0.77
47    8.14  7.33  6.51  5.70  4.88  4.07  3.26  2.44 1.63 0.81
48    8.63  7.77  6.90  6.04  5.18  4.32  3.45  2.59 1.73 0.86
49    9.11  8.20  7.29  6.38  5.47  4.56  3.64  2.73 1.82 0.91
50    10.00 9.00  8.00  7.00  6.00  5.00  4.00  3.00 2.00 1.00
51    10.67 9.60  8.54  7.47  6.40  5.34  4.27  3.20 2.13 1.07
52    11.35 10.22 9.08  7.95  6.81  5.68  4.54  3.41 2.27 1.14
53    12.02 10.82 9.62  8.41  7.21  6.01  4.81  3.61 2.40 1.20
54    12.70 11.43 10.16 8.89  7.62  6.35  5.08  3.81 2.54 1.27
55    13.01 11.71 10.41 9.11  7.81  6.51  5.20  3.90 2.60 1.30

SURRENDER PENALTIES PER THOUSAND OF STATED AMOUNT AND INCREASES IN STATED AMOUNT
         (FOR ALL POLICIES EXCEPT THOSE ISSUED IN NEW YORK) (CONTINUED)

                              DURATION
ISSUE --------------------------------------------------------
 AGE    1     2     3     4     5     6     7     8    9   10
----- ----- ----- ----- ----- ----- ----- ----- ---- ---- ----
56    13.99 12.59 11.19 9.79  8.39  7.00  5.60  4.20 2.80 1.40
57    14.97 13.47 11.98 10.48 8.98  7.49  5.99  4.49 2.99 1.50
58    15.96 14.36 12.77 11.17 9.58  7.98  6.38  4.79 3.19 1.60
59    16.93 15.24 13.54 11.85 10.16 8.47  6.77  5.08 3.39 1.69
60    17.91 16.12 14.33 12.54 10.75 8.96  7.16  5.37 3.58 1.79
61    19.52 17.57 15.62 13.66 11.71 9.76  7.81  5.86 3.90 1.95
62    21.12 19.01 16.90 14.78 12.67 10.56 8.45  6.34 4.22 2.11
63    22.73 20.46 18.18 15.91 13.64 11.37 9.09  6.82 4.55 2.27
64    24.34 21.91 19.47 17.04 14.60 12.17 9.74  7.30 4.87 2.43
65    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
66    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
67    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
68    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
69    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
70    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
71    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
72    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
73    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
74    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
75    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
76    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
77    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
78    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
79    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
80    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
81    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
82    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
83    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
84    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
85    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54

                                   APPENDIX D

--------------------------------------------------------------------------------

SURRENDER PENALTIES PER THOUSAND OF STATED AMOUNT AND INCREASES IN STATED AMOUNT
                     (FOR POLICIES ISSUED IN NEW YORK ONLY)


                              DURATION
ISSUE --------------------------------------------------------
 AGE    1     2     3     4     5     6     7     8    9   10
----- ----- ----- ----- ----- ----- ----- ----- ---- ---- ----
0     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
1     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
2     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
3     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
4     2.04  1.84  1.63  1.43  1.22  1.02  0.82  0.61 0.41 0.20
5     2.19  1.97  1.75  1.53  1.31  1.10  0.88  0.66 0.44 0.22
6     2.19  1.97  1.75  1.53  1.31  1.10  0.88  0.66 0.44 0.22
7     2.21  1.99  1.77  1.55  1.33  1.11  0.88  0.66 0.44 0.22
8     2.23  2.01  1.78  1.56  1.34  1.12  0.89  0.67 0.45 0.22
9     2.26  2.03  1.81  1.58  1.36  1.13  0.90  0.68 0.45 0.23
10    2.39  2.15  1.91  1.67  1.43  1.20  0.96  0.72 0.48 0.24
11    2.46  2.21  1.97  1.72  1.48  1.23  0.98  0.74 0.49 0.25
12    2.54  2.29  2.03  1.78  1.52  1.27  1.02  0.76 0.51 0.25
13    2.65  2.39  2.12  1.86  1.59  1.33  1.06  0.80 0.53 0.27
14    2.75  2.48  2.20  1.93  1.65  1.38  1.10  0.83 0.55 0.28
15    2.76  2.48  2.21  1.93  1.66  1.38  1.10  0.83 0.55 0.28
16    2.77  2.49  2.22  1.94  1.66  1.39  1.11  0.83 0.55 0.28
17    2.79  2.51  2.23  1.95  1.67  1.40  1.12  0.84 0.56 0.28
18    2.82  2.54  2.26  1.97  1.69  1.41  1.13  0.85 0.56 0.28
19    2.90  2.61  2.32  2.03  1.74  1.45  1.16  0.87 0.58 0.29
20    2.86  2.57  2.29  2.00  1.72  1.43  1.14  0.86 0.57 0.29
21    2.93  2.64  2.34  2.05  1.76  1.47  1.17  0.88 0.59 0.29
22    2.99  2.69  2.39  2.09  1.79  1.50  1.20  0.90 0.60 0.30
23    3.04  2.74  2.43  2.13  1.82  1.52  1.22  0.91 0.61 0.30
24    3.06  2.75  2.45  2.14  1.84  1.53  1.22  0.92 0.61 0.31
25    3.08  2.77  2.46  2.16  1.85  1.54  1.23  0.92 0.62 0.31
26    3.14  2.83  2.51  2.20  1.88  1.57  1.26  0.94 0.63 0.31
27    3.25  2.93  2.60  2.28  1.95  1.63  1.30  0.98 0.65 0.33
28    3.37  3.03  2.70  2.36  2.02  1.69  1.35  1.01 0.67 0.34
29    3.47  3.12  2.78  2.43  2.08  1.74  1.39  1.04 0.69 0.35
30    3.49  3.14  2.79  2.44  2.09  1.75  1.40  1.05 0.70 0.35
31    3.64  3.28  2.91  2.55  2.18  1.82  1.46  1.09 0.73 0.36
32    3.78  3.40  3.02  2.65  2.27  1.89  1.51  1.13 0.76 0.38
33    3.92  3.53  3.14  2.74  2.35  1.96  1.57  1.18 0.78 0.39
34    4.08  3.67  3.26  2.86  2.45  2.04  1.63  1.22 0.82 0.41
35    4.19  3.77  3.35  2.93  2.51  2.10  1.68  1.26 0.84 0.42
36    4.43  3.99  3.54  3.10  2.66  2.22  1.77  1.33 0.89 0.44
37    4.66  4.19  3.73  3.26  2.80  2.33  1.86  1.40 0.93 0.47
38    4.91  4.42  3.93  3.44  2.95  2.46  1.96  1.47 0.98 0.49
39    5.14  4.63  4.11  3.60  3.08  2.57  2.06  1.54 1.03 0.51
40    5.69  5.12  4.55  3.98  3.41  2.85  2.28  1.71 1.14 0.57
41    6.05  5.45  4.84  4.24  3.63  3.03  2.42  1.82 1.21 0.61
42    6.41  5.77  5.13  4.49  3.85  3.21  2.56  1.92 1.28 0.64
43    6.76  6.08  5.41  4.73  4.06  3.38  2.70  2.03 1.35 0.68
44    7.13  6.42  5.70  4.99  4.28  3.57  2.85  2.14 1.43 0.71
45    7.18  6.46  5.74  5.03  4.31  3.59  2.87  2.15 1.44 0.72
46    7.66  6.89  6.13  5.36  4.60  3.83  3.06  2.30 1.53 0.77
47    8.14  7.33  6.51  5.70  4.88  4.07  3.26  2.44 1.63 0.81
48    8.63  7.77  6.90  6.04  5.18  4.32  3.45  2.59 1.73 0.86
49    9.11  8.20  7.29  6.38  5.47  4.56  3.64  2.73 1.82 0.91
50    10.00 9.00  8.00  7.00  6.00  5.00  4.00  3.00 2.00 1.00
51    10.67 9.60  8.54  7.47  6.40  5.34  4.27  3.20 2.13 1.07
52    11.35 10.22 9.08  7.95  6.81  5.68  4.54  3.41 2.27 1.14
53    12.02 10.82 9.62  8.41  7.21  6.01  4.81  3.61 2.40 1.20
54    12.70 11.43 10.16 8.89  7.62  6.35  5.08  3.81 2.54 1.27
55    13.01 11.71 10.41 9.11  7.81  6.51  5.20  3.90 2.60 1.30

SURRENDER PENALTIES PER THOUSAND OF STATED AMOUNT AND INCREASES IN STATED AMOUNT
               (FOR POLICIES ISSUED IN NEW YORK ONLY) (CONTINUED)

                              DURATION
ISSUE --------------------------------------------------------
 AGE    1     2     3     4     5     6     7     8    9   10
----- ----- ----- ----- ----- ----- ----- ----- ---- ---- ----
56    13.99 12.59 11.19 9.79  8.39  7.00  5.60  4.20 2.80 1.40
57    14.97 13.47 11.98 10.48 8.98  7.49  5.99  4.49 2.99 1.50
58    15.96 14.36 12.77 11.17 9.58  7.98  6.38  4.79 3.19 1.60
59    16.20 13.77 11.34 10.53 9.72  8.10  6.48  4.86 3.24 1.62
60    16.30 13.86 11.41 10.60 9.78  8.15  6.52  4.89 3.26 1.63
61    16.50 14.03 11.55 10.73 9.90  8.25  6.60  4.95 3.30 1.65
62    16.70 14.20 11.69 10.86 10.02 8.35  6.68  5.01 3.34 1.67
63    16.90 14.37 11.83 10.99 10.14 8.45  6.76  5.07 3.38 1.69
64    17.20 14.62 12.04 11.18 10.32 8.60  6.88  5.16 3.44 1.72
65    17.40 14.79 12.18 11.31 10.44 8.70  6.96  5.22 3.48 1.74
66    17.70 15.05 12.39 11.51 10.62 8.85  7.08  5.31 3.54 1.77
67    18.00 15.30 12.60 11.70 10.80 9.00  7.20  5.40 3.60 1.80
68    18.40 15.64 12.88 11.96 11.04 9.20  7.36  5.52 3.68 1.84
69    18.80 15.98 13.16 12.22 11.28 9.40  7.52  5.64 3.76 1.88
70    19.50 16.58 13.65 12.68 11.70 9.75  7.80  5.85 3.90 1.95
71    20.50 17.43 14.35 13.33 12.30 10.25 8.20  6.15 4.10 2.05
72    21.70 18.45 15.19 14.11 13.02 10.85 8.68  6.51 4.34 2.17
73    23.00 19.55 16.10 14.95 13.80 11.50 9.20  6.90 4.60 2.30
74    24.40 20.74 17.08 15.86 14.64 12.20 9.76  7.32 4.88 2.44
75    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
76    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
77    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
78    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
79    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
80    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
81    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
82    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
83    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
84    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54
85    25.40 22.86 20.32 17.78 15.24 12.70 10.16 7.62 5.08 2.54

                                   APPENDIX E

--------------------------------------------------------------------------------

                           HYPOTHETICAL ILLUSTRATIONS

The following hypothetical illustrations are intended to illustrate how the Policy's Cash Value, Cash Surrender Value and Death Benefit change over time based on a representative insured's age and rating classification as well as a representative premium payment pattern. Each illustration assumes that all premium payments are invested in the Investment Options and Corresponding Funds, and none is invested in the Fixed Account. Each illustration assumes gross rates of returns for the Funds, before deduction of Fund charges, of 0%, 6% and 10%. The first example illustrates that the maximum Guaranteed Cost of Insurance Rates and policy administrative expense charge allowable under the Policy are charged in all years. The second example illustrates that the current Cost of Insurance Rates and administrative expense charge are charged in all years. Both examples also reflect the deduction of (i) 5.00% from each premium payment for premium tax (2.25%), DAC tax (1.25%) and front-end sales charges (1.50%), (ii) the mortality and expense risk charge, and (iii) an arithmetic average of Fund expenses.

The Cost of Insurance Rates charged varies by age, sex and underwriting classification. The policy administrative expense charge varies by age and amount of insurance for current and guaranteed charges. Both charges are deducted monthly on a pro rata basis from each of the Investment Options.

The mortality and expense risk charge is 0.85% for the first fifteen Policy Years; thereafter it is 0.20%. The charge is deducted daily from the unloaned portion of the Cash Value.

The charge for Fund expenses reflected in the illustrations assumes that Cash Value is allocated equally among all Investment Options and is an arithmetic average of investment advisory fees and other expenses charged by each of the available Funds during the most recent calendar year. The Fund expenses used do not reflect any expense reimbursement agreements that may be in effect, as shown in the Policy prospectus summary. If the expense reimbursement arrangements were reflected, values shown in the illustrations may be higher. The actual charges under a Policy for expenses of the Funds will vary from year to year and will depend on the actual allocation of Cash Value and may be higher or lower than those illustrated.

After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6% and 10% correspond to approximate net annual rates of -1.75%, 4.25% and 8.25%, respectively, on a current and guaranteed basis during the first fifteen Policy Years, and to approximate net annual rates of -1.10%, 4.90% and 8.90%, respectively, on a current and guaranteed basis thereafter. These approximate net annual rates of return do not reflect the deduction of the cost of insurance charge and the policy administrative charge. If they did, they would be lower.

The illustrations do not reflect any charges for federal income taxes against the Separate Account since the Company is not currently deducting such charges from the Separate Account. However, such charges may be made in the future, and in that event, the gross annual investment rates of return would have to exceed 0%, 6% and 10% by an amount sufficient to cover the tax charges in order to produce the Death Benefits, Cash Values and Cash Surrender Values illustrated.

If actual gross rates of return on the Funds are higher or lower than those assumed in these illustrations, and/or if the actual current charges are higher or lower than those assumed in these illustrations, the actual results (Death Benefit, Cash Value, and Cash Surrender Value) will differ from the illustrated results.

Where required by law or upon request, the Company, through its agent, will provide you a personalized illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show the weighted average Fund expenses, arithmetic average Fund expenses and/or the actual Fund expenses depending on what you request. An explanation of how the Fund expenses are calculated will appear on the illustration. The hypothetical gross annual investment return assumed in such an illustration would not exceed 10%.

                              METLIFE VARIABLE LIFE
                 FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE POLICY
                           LEVEL DEATH BENEFIT OPTION
                HYPOTHETICAL ILLUSTRATION WITH GUARANTEED CHARGES

Male, Issue Age 40                                                                Face Amount                   $410,000
Preferred, Non-Smoker                                                             Annual Premium               $8,000.00



           TOTAL
         PREMIUMS           DEATH BENEFIT                   CASH VALUE               CASH SURRENDER VALUE
          WITH 5%  ------------------------------ ----------------------------- -----------------------------
  YEAR   INTEREST     0%        6%         10%       0%       6%         10%       0%       6%         10%
------- ---------- -------- ---------- ---------- ------- ---------- ---------- ------- ---------- ----------
      1     $8,400 $410,000   $410,000   $410,000  $5,819     $6,222     $6,491  $3,486     $3,889     $4,158
      2    $17,220 $410,000   $410,000   $410,000 $11,448    $12,619    $13,428  $9,349    $10,520    $11,328
      3    $26,481 $410,000   $410,000   $410,000 $16,884    $19,195    $20,844 $15,019    $17,329    $18,979
      4    $36,205 $410,000   $410,000   $410,000 $22,516    $26,355    $29,189 $20,884    $24,723    $27,557
      5    $46,415 $410,000   $410,000   $410,000 $27,942    $33,719    $38,126 $26,544    $32,321    $36,728
      6    $57,136 $410,000   $410,000   $410,000 $33,160    $41,291    $47,704 $31,992    $40,123    $46,536
      7    $68,393 $410,000   $410,000   $410,000 $38,170    $49,081    $57,979 $37,236    $48,146    $57,044
      8    $80,213 $410,000   $410,000   $410,000 $42,969    $57,094    $69,011 $42,268    $56,393    $68,310
      9    $92,623 $410,000   $410,000   $410,000 $47,549    $65,336    $80,865 $47,082    $64,869    $80,398
     10   $105,654 $410,000   $410,000   $410,000 $51,905    $73,812    $93,612 $51,671    $73,579    $93,378
     15   $181,260 $410,000   $410,000   $410,000 $69,664   $119,624   $173,592 $69,664   $119,624   $173,592
     20   $277,754 $410,000   $410,000   $410,000 $81,586   $176,873   $301,205 $81,586   $176,873   $301,205
     25   $400,908 $410,000   $410,000   $607,678 $81,746   $246,317   $498,096 $81,746   $246,317   $498,096
     30   $558,086 $410,000   $410,000   $916,447 $61,511   $335,802   $790,040 $61,511   $335,802   $790,040
     35   $758,691 $410,000   $490,269 $1,312,662    $806   $458,195 $1,226,787    $806   $458,195 $1,226,787
     40 $1,014,718 $410,000   $644,774 $1,985,657      $0   $614,071 $1,891,102      $0   $614,071 $1,891,102
     45 $1,341,481 $410,000   $839,314 $2,999,475      $0   $799,347 $2,856,643      $0   $799,347 $2,856,643
     50 $1,758,523 $410,000 $1,060,435 $4,426,982      $0 $1,009,938 $4,216,174      $0 $1,009,938 $4,216,174
     55 $2,290,786 $410,000 $1,289,796 $6,322,121      $0 $1,277,026 $6,259,525      $0 $1,277,026 $6,259,525
     60 $2,970,103 $410,000 $1,666,063 $9,636,391      $0 $1,666,063 $9,636,391      $0 $1,666,063 $9,636,391


These hypothetical rates of returns are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 10% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

                              METLIFE VARIABLE LIFE
                 FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE POLICY
                           LEVEL DEATH BENEFIT OPTION
                 HYPOTHETICAL ILLUSTRATION WITH CURRENT CHARGES

Male, Issue Age 40                                                                Face Amount                   $410,000
Preferred, Non-Smoker                                                             Annual Premium               $8,000.00



           TOTAL
         PREMIUMS           DEATH BENEFIT                     CASH VALUE                 CASH SURRENDER VALUE
          WITH 5%  ------------------------------- ------------------------------- -------------------------------
  YEAR   INTEREST     0%        6%         10%        0%        6%         10%        0%        6%         10%
------- ---------- -------- ---------- ----------- -------- ---------- ----------- -------- ---------- -----------
      1     $8,400 $410,000   $410,000    $410,000   $6,244     $6,660      $6,938   $3,911     $4,327      $4,606
      2    $17,220 $410,000   $410,000    $410,000  $12,365    $13,591     $14,437  $10,265    $11,492     $12,338
      3    $26,481 $410,000   $410,000    $410,000  $18,368    $20,807     $22,547  $16,502    $18,941     $20,681
      4    $36,205 $410,000   $410,000    $410,000  $24,633    $28,712     $31,719  $23,001    $27,081     $30,087
      5    $46,415 $410,000   $410,000    $410,000  $30,765    $36,935     $41,633  $29,367    $35,537     $40,234
      6    $57,136 $410,000   $410,000    $410,000  $36,767    $45,490     $52,351  $35,598    $44,321     $51,183
      7    $68,393 $410,000   $410,000    $410,000  $42,647    $54,399     $63,952  $41,712    $53,464     $63,017
      8    $80,213 $410,000   $410,000    $410,000  $48,414    $63,686     $76,518  $47,713    $62,985     $75,817
      9    $92,623 $410,000   $410,000    $410,000  $54,076    $73,374     $90,139  $53,609    $72,907     $89,672
     10   $105,654 $410,000   $410,000    $410,000  $59,633    $83,482    $104,904  $59,400    $83,248    $104,670
     15   $181,260 $410,000   $410,000    $410,000  $86,150   $141,274    $199,918  $86,150   $141,274    $199,918
     20   $277,754 $410,000   $410,000    $472,486 $113,262   $219,131    $352,602 $113,262   $219,131    $352,602
     25   $400,908 $410,000   $410,000    $714,464 $136,659   $318,219    $585,627 $136,659   $318,219    $585,627
     30   $558,086 $410,000   $515,532  $1,088,707 $153,877   $444,424    $938,541 $153,877   $444,424    $938,541
     35   $758,691 $410,000   $646,668  $1,580,014 $166,233   $604,363  $1,476,649 $166,233   $604,363  $1,476,649
     40 $1,014,718 $410,000   $848,835  $2,416,847 $174,293   $808,414  $2,301,759 $174,293   $808,414  $2,301,759
     45 $1,341,481 $410,000 $1,115,943  $3,725,105 $164,338 $1,062,803  $3,547,719 $164,338 $1,062,803  $3,547,719
     50 $1,758,523 $410,000 $1,446,741  $5,690,143 $129,331 $1,377,848  $5,419,184 $129,331 $1,377,848  $5,419,184
     55 $2,290,786 $410,000 $1,796,311  $8,358,792  $53,744 $1,778,526  $8,276,031  $53,744 $1,778,526  $8,276,031
     60 $2,970,103 $410,000 $2,303,076 $12,724,829       $0 $2,303,076 $12,724,829       $0 $2,303,076 $12,724,829


These hypothetical rates of returns are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 10% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time

To learn more about the Policy, you should read the Statement of Additional Information (SAI) dated the same date as this prospectus, which is incorporated by reference into this prospectus. For a free copy of the SAI or for other Policy inquiries please contact us by writing to MetLife Insurance Company of Connecticut, 1300 Hall Boulevard, Bloomfield, CT 06002-2910, call 1-800-334-4298 or access the SEC's website (http://www.sec.gov).


To obtain free copies of personalized illustrations of death benefits, cash surrender values, and cash values please contact your agent or registered representative.

The SAI contains additional information about the Policy and the Company and can be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the Company are available on the Commission's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549-0102.


Investment Company Act File Number: 811-03927



Book 47                                                            November 2008

                                   MARKETLIFE
                              METLIFE VARIABLE LIFE
                        METLIFE VARIABLE LIFE ACCUMULATOR
                       METLIFE VARIABLE SURVIVORSHIP LIFE
                      METLIFE VARIABLE SURVIVORSHIP LIFE II
                  METLIFE VARIABLE LIFE ACCUMULATOR - SERIES 2
                  METLIFE VARIABLE LIFE ACCUMULATOR - SERIES 3


                                   (POLICIES)

                   PART B: STATEMENT OF ADDITIONAL INFORMATION
                                      (SAI)

                                      DATED


                                NOVEMBER 24, 2008


                                       FOR


                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
         (FORMERLY METLIFE OF CT FUND UL II FOR VARIABLE LIFE INSURANCE)
                                  (REGISTRANT)


                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (DEPOSITOR)


This Statement of Additional Information ("SAI") is not a prospectus. This SAI contains additional information about the Policies listed above and MetLife Insurance Company of Connecticut (the "Company," "we," "our," and "us"). The Company no longer offers the Policies to new purchasers. It does continue to accept additional premium payments from existing policy owners. You should read this SAI in conjunction with the prospectuses dated November 24, 2008 for MetLife Variable Life, MetLife Variable Life Accumulator -- Series 3 and MetLife Variable Survivorship Life II, and the prospectuses dated May 2, 2005, as supplemented on April 28, 2008, for MarketLife, MetLife Variable Life Accumulator, MetLife Variable Life Accumulator -- Series 2 and MetLife Variable Survivorship Life (the "Policies"), as applicable. The defined terms used in this SAI are as defined in the prospectuses.



Copies of the prospectuses may be obtained by writing to MetLife Insurance Company of Connecticut, 1300 Hall Boulevard, Bloomfield, CT 06002-2910, or by calling 1-800-334-4298 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS


GENERAL INFORMATION AND HISTORY................................................       3
  The Depositor................................................................       3
  State Regulation.............................................................       3
  The Registrant...............................................................       3
  Registration Statements......................................................       3
  The Custodian................................................................       3
UNDERWRITING AND DISTRIBUTION AGREEMENTS.......................................       3
  Distribution and Principal Underwriting Agreement............................       3
  Compensation.................................................................       4
VALUATION OF ASSETS............................................................       5
  Investment Options...........................................................       5
  Cash Value...................................................................       5
  Accumulation Unit Value......................................................       5
CALCULATION OF MONEY MARKET YIELD..............................................       5
ADDITIONAL INFORMATION ABOUT POLICY CHARGES....................................       6
  Special Purchase Plans.......................................................       6
  Underwriting Procedures......................................................       6
  Increases and Decreases in Stated Amount.....................................       6
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................................       6
FINANCIAL STATEMENTS...........................................................       7

                         GENERAL INFORMATION AND HISTORY


THE DEPOSITOR. MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company's Home Office is located at 1300 Hall Boulevard, Bloomfield, CT 06002-2910 and its telephone number is (860) 308-1000.



The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. On December 7, 2007, the operations of the Company and MetLife Life and Annuity Company of Connecticut ("MLACC") were combined through a merger, with the Company as the surviving company after the merger.


STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.


THE REGISTRANT. Effective November 24, 2008, the Company combined MetLife of CT Fund UL II for Variable Life Insurance, MetLife of CT Variable Life Insurance Separate Account One, MetLife of CT Variable Life Insurance Separate Account Two and MetLife of CT Variable Life Insurance Separate Account Three, with and into MetLife of CT Fund UL for Variable Life Insurance ("Fund UL"). Fund UL was established under the laws of Connecticut on November 10, 1983. Fund UL is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account." Separate Accounts are primarily designed to keep policy assets separate from other company assets.


REGISTRATION STATEMENTS. Registration Statements have been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statements, their amendments and exhibits, contain information beyond that found in the prospectuses and the SAI.

THE CUSTODIAN. The Company holds title to the assets in the Separate Account.

                    UNDERWRITING AND DISTRIBUTION AGREEMENTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. Information about the distribution of the Policies is contained in the prospectus (see "Distribution & Compensation"). Additional information is provided below.

MetLife Investors Distribution Company ("MLIDC") serves as the principal underwriter and distributor of the securities offered through this prospectus pursuant to the terms of the Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the Company and its affiliated companies.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The following table shows the amount of commissions paid to and the amount of commissions retained by MLIDC or its predecessors over the past three years.

                         MLIDC UNDERWRITING COMMISSIONS

                         UNDERWRITING COMMISSIONS PAID TO        AMOUNT OF UNDERWRITING
                                       MLIDC                          COMMISSIONS
        YEAR                      BY THE COMPANY                   RETAINED BY MLIDC
-------------------     ----------------------------------     -------------------------
  2007.............                 $4,941,000*                            $0
  2006.............                 $4,190,000                             $0
  2005.............                 $6,004,000                             $0


* Includes Underwriting Commissions paid by MLACC.

The Policies were offered on a continuous basis. MLIDC entered into selling agreements with broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may have offered the Policies but are exempt from registration. Applications for the Policies were solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable life insurance products.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC are paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policies typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and on-cash compensation and other benefits. Compensation paid on the Policies, as well as other incentives or payments, are not assessed as an additional direct charge to Policy owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policies and from profits on payments received by the Company and MLIDC from the Funds.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements were not offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Policies, total assets attributable to sales of the Policies by registered representatives of the broker-dealer firms or based on the length of time that a Policy owner has owned the Policy. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2007 ranged from $86,518 to $5,658,714. The amount of commissions paid to selected broker-dealer firms during 2007 ranged from $91,352 to $10,077,903. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2007 ranged from $433,549 to $10,536,736.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2007 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:

Citicorp Investment Services
Citigroup Global Markets, Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Morgan Stanley DW, Inc.
Pioneer Funds Distributor, Inc.
PFS Investments, Inc. (d/b/a/ Primerica)

There are other broker-dealer firms who receive compensation for servicing our Policies, and the Cash Value of the Policies or the amount of added Premium payments received may be included in determining their additional compensation, if any.

                               VALUATION OF ASSETS

INVESTMENT OPTIONS: The value of the assets of each Investment Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CASH VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of an Investment Option from one valuation period to the next. The net investment factor for an Investment Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Investment Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of an Investment Option is equal to (a) minus (b), divided by (c) where:

          (a) = investment income plus capital gains and losses (whether realized or unrealized);

          (b) = any deduction for applicable taxes (presently zero); and

          (c) = the value of the assets of the Investment Option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. An Investment Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each Investment Option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Investment Option and takes into account the investment performance, expenses and the deduction of certain expenses.

                        CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Investment Option for a 7-day period, as described below. On a Policy-specific basis, the effective yield is computed at each month-end according to the following formula:

       Effective Yield = ((Base Return + 1) to the power of (365 / 7)) - 1

Where:

Base Return = (AUV Change - Policy Charge Adjustment) / Prior AUV.

AUV Change = Current AUV - Prior AUV.

Policy Charge Adjustment = Average AUV x Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Policy Fee x (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Investment Option for the same 7-day period, determined on an unadjusted basis (which does not deduct Policy-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Policy, the yield for the Investment Option will be lower than the yield for the corresponding Fund. The yields on amounts held in the Investment Option normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Investment Option is affected by changes in interest rates on money market securities, average portfolio maturity of the Fund, the types and qualities of portfolio securities held by the Fund's and the Fund's operating expenses. Yields on amounts held in the Investment Option may also be presented for periods other than a 7-day period.

                   ADDITIONAL INFORMATION ABOUT POLICY CHARGES

SPECIAL PURCHASE PLANS. We reserve the right to waive all or a part of any fee we charge under the Policy (excluding Fund expenses). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue; type and frequency of administrative and sales service provided; or any other factor we determine relevant. Any fee modification will not discriminate unfairly against protected classes of individuals and will be done according to our rules in effect at the time the Policy is issued.

UNDERWRITING PROCEDURES. The Policy's cost of insurance depends on the insured's sex, issue age, risk class and length of time the Policy has been in force. The rates will vary depending on tobacco use and other risk factors. Guaranteed cost of insurance rates are based on the Insured's attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables. The maximum rates for the tables-rated substandard insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to reflect higher mortality risk. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

The cost of insurance rates, Policy charges, and payment options for Policies issued in Montana, and perhaps other states are issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

INCREASES AND DECREASES IN STATED AMOUNT. For certain Policies, after the first Policy Year, you may request in writing to change the Stated Amount. When your Stated Amount changes, your Policy charges and possibly your Death Benefit will also change. If you increase or decrease your Stated Amount your Policy may become a modified endowment contract (MEC) under federal tax law (please see the Federal Income Taxes section of the Prospectus for more information and consult your tax adviser for information on the impact a modified endowment contract may effect you).

Under some circumstances you will need to provide evidence that the insured(s) is still insurable. Any change in Stated Amount will be effective on either the next or prior Monthly Deduction Date after the change has been approved by us.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements of each of the Investment Options of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes explanatory paragraphs referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                              FINANCIAL STATEMENTS


The financial statements of the Separate Accounts and the Company follow this page of the SAI. The financial statements of the Company only bear on the Company's ability to meet its obligations under the Policies and should not be considered as bearing on the investment performance of the Separate Account.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Owners of
MetLife of CT Fund UL for Variable Life Insurance and the Board of
Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Fund UL for Variable Life Insurance (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Investment Options listed in Appendix A as of December 31, 2007 and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Investment Options listed in Appendix B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Investment Options constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008
(November 18, 2008 as to Note 7)

                                   APPENDIX A

American Funds Global Growth Investment Option (Class 2)
American Funds Growth Investment Option (Class 2)
American Funds Growth-Income Investment Option (Class 2)
Dreyfus VIF Appreciation Investment Option (Initial Shares)
Dreyfus VIF Developing Leaders Investment Option (Initial Shares)
Fidelity VIP Contrafund Investment Option (Service Class)
Fidelity VIP Equity-Income Investment Option (Initial Class)
Fidelity VIP Growth Investment Option (Initial Class)
Fidelity VIP High Income Investment Option (Initial Class)
Fidelity VIP Mid Cap Investment Option (Service Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Investment Option (Class 2) FTVIPT Templeton Developing Markets Securities Investment Option (Class 2) FTVIPT Templeton Foreign Securities Investment Option (Class 2)
FTVIPT Templeton Global Income Securities Investment Option (Class 1) Goldman Sachs Capital Growth Investment Option (Institutional Class)
Janus Aspen Global Technology Investment Option (Service Shares)
Janus Aspen Mid Cap Growth Investment Option (Service Shares)
Janus Aspen Worldwide Growth Investment Option (Service Shares)
LMPVET Aggressive Growth Investment Option (Class I)
LMPVET Capital Investment Option
LMPVET Equity Index Investment Option (Class I)
LMPVET Fundamental Value Investment Option (Class I)
LMPVET International All Cap Opportunity Investment Option
LMPVET Investors Investment Option (Class I)
LMPVET Large Cap Growth Investment Option (Class I)
LMPVET Capital and Income Investment Option (Class II)
LMPVIT High Income Investment Option
MIST BlackRock High Yield Investment Option (Class A)
MIST Janus Forty Investment Option (Class A)
MIST Legg Mason Partners Managed Assets Investment Option (Class A)
MIST Loomis Sayles Global Markets Investment Option (Class A)
MIST Lord Abbett Bond Debenture Investment Option (Class A)
MIST Lord Abbett Growth and Income Investment Option (Class B)
MIST Met/AIM Capital Appreciation Investment Option (Class A)
MIST Met/AIM Small Cap Growth Investment Option (Class A)
MIST MFS Emerging Markets Equity Investment Option (Class A)
MIST MFS Research International Investment Option (Class B)
MIST MFS Value Investment Option (Class A)
MIST Neuberger Berman Real Estate Investment Option (Class A)
MIST PIMCO Inflation Protected Bond Investment Option (Class A)
MIST Pioneer Fund Investment Option (Class A)
MIST Pioneer Strategic Income Investment Option (Class A)
MIST Third Avenue Small Cap Value Investment Option (Class B)
MSF BlackRock Aggressive Growth Investment Option (Class D)
MSF BlackRock Diversified Investment Option (Class A)
MSF BlackRock Money Market Investment Option (Class A)
MSF FI Large Cap Investment Option (Class A)
MSF FI Value Leaders Investment Option (Class D)
MSF Lehman Brothers Aggregate Bond Index Investment Option (Class A)
MSF MetLife Aggressive Allocation Investment Option (Class B)
MSF MetLife Conservative Allocation Investment Option (Class B)
MSF MetLife Conservative to Moderate Allocation Investment Option (Class B) MSF MetLife Moderate Allocation Investment Option (Class B)
MSF MetLife Moderate to Aggressive Allocation Investment Option (Class B) MSF MetLife Stock Index Investment Option (Class A)
MSF MFS Total Return Investment Option (Class F)
MSF Morgan Stanley EAFE Index Investment Option (Class A)
MSF Oppenheimer Global Equity Investment Option (Class A)
MSF Russell 2000 Index Investment Option (Class A)
MSF T. Rowe Price Large Cap Growth Investment Option (Class B)
MSF Western Asset Management U.S. Government Investment Option (Class A) PIMCO VIT Total Return Investment Option (Administrative Class)
Pioneer Mid Cap Value VCT Investment Option (Class II)
Putnam VT Discovery Growth Investment Option (Class IB)
Van Kampen LIT Comstock Investment Option (Class II)
Van Kampen LIT Strategic Growth Investment Option (Class I)
Vanguard VIF Mid-Cap Index Investment Option
Vanguard VIF Total Stock Market Index Investment Option
The Merger Fund VL Investment Option

                                   APPENDIX B

Credit Suisse Trust Emerging Markets Investment Option
Dreyfus Stock Index Investment Option (Initial Shares)
DWS VIT Small Cap Index Investment Option (Class A)
Fidelity VIP Asset Manager SM Investment Option (Initial Class)
FTVIP Templeton Global Asset Allocation Investment Option (Class 1) LMPVPIII Large Cap Value Investment Option
MetLife Investment Diversified Bond Investment Option (Class I)
MetLife Investment International Stock Investment Option (Class I) MetLife Investment Large Company Stock Investment Option (Class I) MetLife Investment Small Company Stock Investment Option (Class I)
MSF Morgan Stanley EAFE Index Investment Option (Class B)
MSF Western Asset Management High Yield Bond Investment Option (Class A) PIMCO Real Return Investment Option (Administrative Class)
Putnam VT International Equity Investment Option (Class IB)
Putnam VT Small Cap Value Investment Option (Class IB)

                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                               AMERICAN FUNDS      AMERICAN FUNDS    AMERICAN FUNDS       DREYFUS VIF
                                GLOBAL GROWTH          GROWTH         GROWTH-INCOME       APPRECIATION
                              INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                  (CLASS 2)          (CLASS 2)          (CLASS 2)       (INITIAL SHARES)
                              -----------------  -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value      $1,679,939         $4,419,012         $2,986,401           $11,897
                                  ----------         ----------         ----------           -------
         Total Assets              1,679,939          4,419,012          2,986,401            11,897
                                  ----------         ----------         ----------           -------
LIABILITIES:
   Other payables
      Insurance charges                  109                288                196                 1
      Administrative charges               5                 14                  4                --
   Due to MetLife Insurance
      Company of Connecticut              --                 --                 --                --
                                  ----------         ----------         ----------           -------
         Total Liabilities               114                302                200                 1
                                  ----------         ----------         ----------           -------
NET ASSETS                        $1,679,825         $4,418,710         $2,986,201           $11,896
                                  ==========         ==========         ==========           =======

   The accompanying notes are an integral part of these financial statements.


                                 DREYFUS VIF         FIDELITY VIP       FIDELITY VIP
                              DEVELOPING LEADERS      CONTRAFUND       EQUITY-INCOME    FIDELITY VIP GROWTH
                              INVESTMENT OPTION   INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION
                               (INITIAL SHARES)    (SERVICE CLASS)    (INITIAL CLASS)     (INITIAL CLASS)
                              ------------------  -----------------  -----------------  -------------------
ASSETS:
   Investments at fair value       $459,112           $2,156,104        $11,299,290         $12,333,251
                                   --------           ----------        -----------         -----------
         Total Assets               459,112            2,156,104         11,299,290          12,333,251
                                   --------           ----------        -----------         -----------
LIABILITIES:
   Other payables
      Insurance charges                  31                  136                683                 733
      Administrative charges             --                    3                 61                  60
   Due to MetLife Insurance
      Company of Connecticut             --                   --                 --                  --
                                   --------           ----------        -----------         -----------
         Total Liabilities               31                  139                744                 793
                                   --------           ----------        -----------         -----------
NET ASSETS                         $459,081           $2,155,965        $11,298,546         $12,332,458
                                   ========           ==========        ===========         ===========

   The accompanying notes are an integral part of these financial statements.

                                                                        FTVIPT FRANKLIN
                                 FIDELITY VIP                             SMALL-MID CAP
                                 HIGH INCOME     FIDELITY VIP MID CAP  GROWTH SECURITIES
                              INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION
                               (INITIAL CLASS)     (SERVICE CLASS 2)       (CLASS 2)
                              -----------------  --------------------  -----------------
ASSETS:
   Investments at fair value      $1,831,792            $719,970            $693,242
                                  ----------            --------            --------
         Total Assets              1,831,792             719,970             693,242
                                  ----------            --------            --------
LIABILITIES:
   Other payables
      Insurance charges                  107                  44                  46
      Administrative charges               8                   1                   2
   Due to MetLife Insurance
      Company of Connecticut              --                  --                  --
                                  ----------            --------            --------
         Total Liabilities               115                  45                  48
                                  ----------            --------            --------
NET ASSETS                        $1,831,677            $719,925            $693,194
                                  ==========            ========            ========

                               FTVIPT TEMPLETON                        FTVIPT TEMPLETON
                              DEVELOPING MARKETS   FTVIPT TEMPLETON     GLOBAL INCOME
                                  SECURITIES      FOREIGN SECURITIES     SECURITIES
                              INVESTMENT OPTION    INVESTMENT OPTION  INVESTMENT OPTION
                                  (CLASS 2)            (CLASS 2)          (CLASS 1)
                              ------------------  ------------------  -----------------
ASSETS:
   Investments at fair value      $1,220,338          $1,510,555           $914,024
                                  ----------          ----------           --------
         Total Assets              1,220,338           1,510,555            914,024
                                  ----------          ----------           --------
LIABILITIES:
   Other payables
      Insurance charges                   76                  96                 55
      Administrative charges              --                   5                  5
   Due to MetLife Insurance
      Company of Connecticut              --                  --                 --
                                  ----------          ----------           --------
         Total Liabilities                76                 101                 60
                                  ----------          ----------           --------
NET ASSETS                        $1,220,262          $1,510,454           $913,964
                                  ==========          ==========           ========

   The accompanying notes are an integral part of these financial statements.

                                  GOLDMAN SACHS         JANUS ASPEN        JANUS ASPEN        JANUS ASPEN
                                 CAPITAL GROWTH      GLOBAL TECHNOLOGY   MID CAP GROWTH     WORLDWIDE GROWTH
                                INVESTMENT OPTION    INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                              (INSTITUTIONAL CLASS)   (SERVICE SHARES)  (SERVICE SHARES)    (SERVICE SHARES)
                              ---------------------  -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value          $134,100            $106,589            $733,966          $527,510
                                      --------            --------            --------          --------
         Total Assets                  134,100             106,589             733,966           527,510
                                      --------            --------            --------          --------
LIABILITIES:
   Other payables
      Insurance charges                     10                   7                  47                34
      Administrative charges                --                  --                   3                 2
   Due to MetLife Insurance
      Company of Connecticut                --                  --                  --                --
                                      --------            --------            --------          --------
         Total Liabilities                  10                   7                  50                36
                                      --------            --------            --------          --------
NET ASSETS                            $134,090            $106,582            $733,916          $527,474
                                      ========            ========            ========          ========

   The accompanying notes are an integral part of these financial statements.

                                   LMPVET                                LMPVET
                              AGGRESSIVE GROWTH                       EQUITY INDEX
                              INVESTMENT OPTION    LMPVET CAPITAL   INVESTMENT OPTION
                                  (CLASS I)      INVESTMENT OPTION      (CLASS I)
                              -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value      $1,783,380           $169,775         $4,960,511
                                  ----------           --------         ----------
         Total Assets              1,783,380            169,775          4,960,511
                                  ----------           --------         ----------
LIABILITIES:
   Other payables
      Insurance charges                  115                 11                336
      Administrative charges               2                 --                 14
   Due to MetLife Insurance
      Company of Connecticut              --                 --                 --
                                  ----------           --------         ----------
         Total Liabilities               117                 11                350
                                  ----------           --------         ----------
NET ASSETS                        $1,783,263           $169,764         $4,960,161
                                  ==========           ========         ==========

                                    LMPVET              LMPVET
                              FUNDAMENTAL VALUE  INTERNATIONAL ALL CAP   LMPVET INVESTORS
                              INVESTMENT OPTION       OPPORTUNITY       INVESTMENT OPTION
                                  (CLASS I)        INVESTMENT OPTION        (CLASS I)
                              -----------------  ---------------------  -----------------
ASSETS:
   Investments at fair value      $4,392,514             $80,472            $1,796,371
                                  ----------             -------            ----------
         Total Assets              4,392,514              80,472             1,796,371
                                  ----------             -------            ----------
LIABILITIES:
   Other payables
      Insurance charges                  285                   5                   117
      Administrative charges              20                  --                    10
   Due to MetLife Insurance
      Company of Connecticut              --                  --                    --
                                  ----------             -------            ----------
         Total Liabilities               305                   5                   127
                                  ----------             -------            ----------
NET ASSETS                        $4,392,209             $80,467            $1,796,244
                                  ==========             =======            ==========

   The accompanying notes are an integral part of these financial statements.

                                   LMPVET              LMPVET                                    MIST
                              LARGE CAP GROWTH   CAPITAL AND INCOME                      BLACKROCK HIGH YIELD
                              INVESTMENT OPTION  INVESTMENT OPTION   LMPVIT HIGH INCOME   INVESTMENT OPTION
                                  (CLASS I)          (CLASS II)       INVESTMENT OPTION       (CLASS A)
                              -----------------  ------------------  ------------------  --------------------
ASSETS:
   Investments at fair value      $1,197,215          $244,790           $1,130,614            $151,894
                                  ----------          --------           ----------            --------
         Total Assets              1,197,215           244,790            1,130,614             151,894
                                  ----------          --------           ----------            --------
LIABILITIES:
   Other payables
      Insurance charges                   80                16                   72                   6
      Administrative charges               5                --                    6                  --
   Due to MetLife Insurance
      Company of Connecticut              --               202                   --                  --
                                  ----------          --------           ----------            --------
         Total Liabilities                85               218                   78                   6
                                  ----------          --------           ----------            --------
NET ASSETS                        $1,197,130          $244,572           $1,130,536            $151,888
                                  ==========          ========           ==========            ========

   The accompanying notes are an integral part of these financial statements.

                                                  MIST LEGG MASON
                                                  PARTNERS MANAGED  MIST LOOMIS SAYLES
                               MIST JANUS FORTY        ASSETS          GLOBAL MARKETS
                              INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION
                                  (CLASS A)          (CLASS A)           (CLASS A)
                              -----------------  -----------------  ------------------
ASSETS:
   Investments at fair value     $12,586,958         $3,402,522         $6,634,259
                                 -----------         ----------         ----------
         Total Assets             12,586,958          3,402,522          6,634,259
                                 -----------         ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                  770                193                381
      Administrative charges              68                  9                 26
   Due to MetLife Insurance
      Company of Connecticut              --                 --                 --
                                 -----------         ----------         ----------
         Total Liabilities               838                202                407
                                 -----------         ----------         ----------
NET ASSETS                       $12,586,120         $3,402,320         $6,633,852
                                 ===========         ==========         ==========


                               MIST LORD ABBETT   MIST LORD ABBETT      MIST MET/AIM
                                BOND DEBENTURE   GROWTH AND INCOME  CAPITAL APPRECIATION
                              INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION
                                  (CLASS A)          (CLASS B)            (CLASS A)
                              -----------------  -----------------  --------------------
ASSETS:
   Investments at fair value       $414,008           $238,724           $3,012,426
                                   --------           --------           ----------
         Total Assets               414,008            238,724            3,012,426
                                   --------           --------           ----------
LIABILITIES:
   Other payables
      Insurance charges                  25                 16                  198
      Administrative charges             --                 --                   21
   Due to MetLife Insurance
      Company of Connecticut             --                 --                   --
                                   --------           --------           ----------
         Total Liabilities               25                 16                  219
                                   --------           --------           ----------
NET ASSETS                         $413,983           $238,708           $3,012,207
                                   ========           ========           ==========

   The accompanying notes are an integral part of these financial statements.


                                 MIST MET/AIM    MIST MFS EMERGING  MIST MFS RESEARCH
                               SMALL CAP GROWTH   MARKETS EQUITY      INTERNATIONAL      MIST MFS VALUE
                              INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                  (CLASS A)          (CLASS A)          (CLASS B)          (CLASS A)
                              -----------------  -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value       $332,130           $201,552           $781,248           $266,546
                                   --------           --------           --------           --------
         Total Assets               332,130            201,552            781,248            266,546
                                   --------           --------           --------           --------
LIABILITIES:
   Other payables
      Insurance charges                  21                 13                 51                 16
      Administrative charges              1                 --                  1                  1
   Due to MetLife Insurance
      Company of Connecticut             --                 --                 --                 --
                                   --------           --------           --------           --------
         Total Liabilities               22                 13                 52                 17
                                   --------           --------           --------           --------
NET ASSETS                         $332,108           $201,539           $781,196           $266,529
                                   ========           ========           ========           ========

The accompanying notes are an integral part of these financial statements.

                                                      MIST PIMCO
                                MIST NEUBERGER    INFLATION PROTECTED
                              BERMAN REAL ESTATE         BOND          MIST PIONEER FUND
                              INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION
                                  (CLASS A)            (CLASS A)           (CLASS A)
                              ------------------  -------------------  -----------------
ASSETS:
   Investments at fair value       $242,812             $425,275            $363,372
                                   --------             --------            --------
         Total Assets               242,812              425,275             363,372
                                   --------             --------            --------
LIABILITIES:
   Other payables
      Insurance charges                  15                   27                  23
      Administrative charges             --                    2                   2
   Due to MetLife Insurance
      Company of Connecticut             --                   --                  --
                                   --------             --------            --------
         Total Liabilities               15                   29                  25
                                   --------             --------            --------
NET ASSETS                         $242,797             $425,246            $363,347
                                   ========             ========            ========


                                 MIST PIONEER    MIST THIRD AVENUE    MSF BLACKROCK
                               STRATEGIC INCOME   SMALL CAP VALUE   AGGRESSIVE GROWTH
                              INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                  (CLASS A)          (CLASS B)          (CLASS D)
                              -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value      $1,316,247          $948,806          $437,239
                                  ----------          --------          --------
         Total Assets              1,316,247           948,806           437,239
                                  ----------          --------          --------
LIABILITIES:
   Other payables
      Insurance charges                   82                59                29
      Administrative charges               5                 3                --
   Due to MetLife Insurance
      Company of Connecticut              --                --                --
                                  ----------          --------          --------
         Total Liabilities                87                62                29
                                  ----------          --------          --------
NET ASSETS                        $1,316,160          $948,744          $437,210
                                  ==========          ========          ========

The accompanying notes are an integral part of these financial statements.

                                MSF BLACKROCK      MSF BLACKROCK                          MSF FI VALUE
                                 DIVERSIFIED        MONEY MARKET    MSF FI LARGE CAP        LEADERS
                              INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                  (CLASS A)          (CLASS A)          (CLASS A)          (CLASS D)
                              -----------------  -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value      $3,566,522         $7,092,607         $5,757,719         $1,607,140
                                  ----------         ----------         ----------         ----------
         Total Assets              3,566,522          7,092,607          5,757,719          1,607,140
                                  ----------         ----------         ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                  192                451                374                104
      Administrative charges               7                 31                 39                  2
   Due to MetLife Insurance
      Company of Connecticut              --                 --                 --                 --
                                  ----------         ----------         ----------         ----------
         Total Liabilities               199                482                413                106
                                  ----------         ----------         ----------         ----------
NET ASSETS                        $3,566,323         $7,092,125         $5,757,306         $1,607,034
                                  ==========         ==========         ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                                  MSF LEHMAN                                MSF METLIFE
                              BROTHERS AGGREGATE       MSF METLIFE          CONSERVATIVE
                                  BOND INDEX      AGGRESSIVE ALLOCATION      ALLOCATION
                              INVESTMENT OPTION     INVESTMENT OPTION    INVESTMENT OPTION
                                  (CLASS A)             (CLASS B)            (CLASS B)
                              ------------------  ---------------------  -----------------
ASSETS:
   Investments at fair value         $7,470               $199,844             $14,305
                                     ------               --------             -------
         Total Assets                 7,470                199,844              14,305
                                     ------               --------             -------
LIABILITIES:
   Other payables
      Insurance charges                  --                     13                   1
      Administrative charges             --                      1                  --
   Due to MetLife Insurance
      Company of Connecticut             --                     --                  --
                                     ------               --------             -------
         Total Liabilities               --                     14                   1
                                     ------               --------             -------
NET ASSETS                           $7,470               $199,830             $14,304
                                     ======               ========             =======

                                  MSF METLIFE                                MSF METLIFE
                                CONSERVATIVE TO        MSF METLIFE           MODERATE TO
                              MODERATE ALLOCATION  MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                               INVESTMENT OPTION    INVESTMENT OPTION     INVESTMENT OPTION
                                   (CLASS B)            (CLASS B)             (CLASS B)
                              -------------------  -------------------  ---------------------
ASSETS:
   Investments at fair value        $135,391              $93,807              $815,661
                                    --------              -------              --------
         Total Assets                135,391               93,807               815,661
                                    --------              -------              --------
LIABILITIES:
   Other payables
      Insurance charges                    7                    6                    50
      Administrative charges              --                   --                     2
   Due to MetLife Insurance
      Company of Connecticut              --                   --                    --
                                    --------              -------              --------
         Total Liabilities                 7                    6                    52
                                    --------              -------              --------
NET ASSETS                          $135,384              $93,801              $815,609
                                    ========              =======              ========

   The accompanying notes are an integral part of these financial statements.

                                 MSF METLIFE          MSF MFS       MSF MORGAN STANLEY   MSF OPPENHEIMER
                                 STOCK INDEX        TOTAL RETURN        EAFE INDEX         GLOBAL EQUITY
                              INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION  INVESTMENT OPTION
                                  (CLASS A)          (CLASS F)           (CLASS A)          (CLASS A)
                              -----------------  -----------------  ------------------  -----------------
ASSETS:
   Investments at fair value      $9,837,398        $6,114,255          $101,882           $11,556,657
                                  ----------        ----------          --------           -----------
         Total Assets              9,837,398         6,114,255           101,882            11,556,657
                                  ----------        ----------          --------           -----------
LIABILITIES:
   Other payables
      Insurance charges                  609               386                 6                   674
      Administrative charges              61                27                --                    50
   Due to MetLife Insurance
      Company of Connecticut              --                --                --                    --
                                  ----------        ----------          --------           -----------
         Total Liabilities               670               413                 6                   724
                                  ----------        ----------          --------           -----------
NET ASSETS                        $9,836,728        $6,113,842          $101,876           $11,555,933
                                  ==========        ==========          ========           ===========

  The accompanying notes are an integreal part of these financial statements.

                                                                     MSF WESTERN ASSET
                                      MSF         MSF T. ROWE PRICE      MANAGEMENT
                              RUSSELL 2000 INDEX  LARGE CAP GROWTH    U.S. GOVERNMENT
                               INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                   (CLASS A)           (CLASS B)         (CLASS A)
                              ------------------  -----------------  -----------------
ASSETS:
   Investments at fair value      $2,766,546           $267,267          $3,118,095
                                  ----------           --------          ----------
         Total Assets              2,766,546            267,267           3,118,095
                                  ----------           --------          ----------
LIABILITIES:
   Other payables
      Insurance charges                  169                 17                 159
      Administrative charges              12                 --                  14
   Due to MetLife Insurance
      Company of Connecticut              --                 --                  --
                                  ----------           --------          ----------
         Total Liabilities               181                 17                 173
                                  ----------           --------          ----------
NET ASSETS                        $2,766,365           $267,250          $3,117,922
                                  ==========           ========          ==========

                                                                               PUTNAM
                                     PIMCO VIT         PIONEER MID CAP      VT DISCOVERY
                                    TOTAL RETURN          VALUE VCT           GROWTH
                                INVESTMENT OPTION     INVESTMENT OPTION  INVESTMENT OPTION
                              (ADMINISTRATIVE CLASS)      (CLASS II)         (CLASS IB)
                              ----------------------  -----------------  -----------------
ASSETS:
   Investments at fair value         $2,634,007            $326,919          $35,911
                                     ----------            --------          -------
         Total Assets                 2,634,007             326,919           35,911
                                     ----------            --------          -------
LIABILITIES:
   Other payables
      Insurance charges                     170                  20                2
      Administrative charges                  4                   1               --
   Due to MetLife Insurance
      Company of Connecticut                 --                  --               --
                                     ----------            --------          -------
         Total Liabilities                  174                  21                2
                                     ----------            --------          -------
NET ASSETS                           $2,633,833            $326,898          $35,909
                                     ==========            ========          =======

  The accompanying notes are an integreal part of these financial statements.

                               VAN KAMPEN LIT      VAN KAMPEN LIT                         VANGUARD VIF
                                  COMSTOCK        STRATEGIC GROWTH    VANGUARD VIF     TOTAL STOCK MARKET
                              INVESTMENT OPTION  INVESTMENT OPTION    MID-CAP INDEX          INDEX
                                 (CLASS II)          (CLASS I)      INVESTMENT OPTION  INVESTMENT OPTION
                              -----------------  -----------------  -----------------  ------------------
ASSETS:
   Investments at fair value       $255,183          $192,900            $541,955           $302,823
                                   --------          --------            --------           --------
         Total Assets               255,183           192,900             541,955            302,823
                                   --------          --------            --------           --------
LIABILITIES:
   Other payables
      Insurance charges                  16                14                  29                 19
      Administrative charges             --                --                   1                  1
   Due to MetLife Insurance
      Company of Connecticut             --                --                  --                 --
                                   --------          --------            --------           --------
         Total Liabilities               16                14                  30                 20
                                   --------          --------            --------           --------
NET ASSETS                         $255,167          $192,886            $541,925           $302,803
                                   ========          ========            ========           ========

   The accompanying notes are an integreal part of these financial statements.

                              THE MERGER FUND VL
                               INVESTMENT OPTION
                              ------------------
ASSETS:
   Investments at fair value       $110,237
                                   --------
         Total Assets               110,237
                                   --------
LIABILITIES:
   Other payables
      Insurance charges                   7
      Administrative charges              1
   Due to MetLife Insurance
      Company of Connecticut             --
                                   --------
         Total Liabilities                8
                                   --------
NET ASSETS                         $110,229
                                   ========

   The accompanying notes are an integreal part of these financial statements.

                              METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
                                 OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                                            STATEMENT OF OPERATIONS
                                     FOR THE YEAR ENDED DECEMBER 31, 2007

                                               AMERICAN FUNDS     AMERICAN FUNDS     AMERICAN FUNDS
                                               GLOBAL GROWTH          GROWTH         GROWTH-INCOME     CREDIT SUISSE TRUST
                                             INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION    EMERGING MARKETS
                                                 (CLASS 2)          (CLASS 2)          (CLASS 2)      INVESTMENT OPTION (a)
                                             -----------------  -----------------  -----------------  ---------------------
INVESTMENT INCOME:
      Dividends                                   $ 41,750          $ 33,649           $ 45,693             $     --
                                                  --------          --------           --------             --------
EXPENSES:
      Mortality and expense risk
         charges                                    11,848            33,166             22,826                  375
      Administrative charges                           494             1,639                399                    1
                                                  --------          --------           --------             --------
         Total expenses                             12,342            34,805             23,225                  376
                                                  --------          --------           --------             --------
            Net investment income (loss)            29,408            (1,156)            22,468                 (376)
                                                  --------          --------           --------             --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   60,693           285,645             95,575                   --
      Realized gains (losses) on sale of
         investments                                34,298            64,728             46,607               64,874
                                                  --------          --------           --------             --------
            Net realized gains (losses)             94,991           350,373            142,182               64,874
                                                  --------          --------           --------             --------
      Change in unrealized gains (losses)
         on investments                             71,692            95,004            (55,829)             (56,996)
                                                  --------          --------           --------             --------
      Net increase (decrease) in net assets
         resulting from operations                $196,091          $444,221           $108,821             $  7,502
                                                  ========          ========           ========             ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                      DREYFUS VIF         DREYFUS VIF
                                              DREYFUS STOCK INDEX     APPRECIATION    DEVELOPING LEADERS
                                              INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION
                                             (INITIAL SHARES) (a)   (INITIAL SHARES)   (INITIAL SHARES)
                                             --------------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                  $    47,266              $157            $   4,275
                                                 -----------              ----            ---------
EXPENSES:
      Mortality and expense risk
         charges                                      27,868                93                4,413
      Administrative charges                           3,054                --                   60
                                                 -----------              ----            ---------
         Total expenses                               30,922                93                4,473
                                                 -----------              ----            ---------
            Net investment income (loss)              16,344                64                 (198)
                                                 -----------              ----            ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                         --                --               74,748
      Realized gains (losses) on sale of
         investments                               2,535,542               259                 (798)
                                                 -----------              ----            ---------
            Net realized gains (losses)            2,535,542               259               73,950
                                                 -----------              ----            ---------
      Change in unrealized gains (losses)
         on investments                           (1,932,765)              313             (136,023)
                                                 -----------              ----            ---------
      Net increase (decrease) in net assets
         resulting from operations               $   619,121              $636            $ (62,271)
                                                 ===========              ====            =========

                                                  DWS VIT        FIDELITY VIP ASSET    FIDELITY VIP
                                              SMALL CAP INDEX        MANAGER SM          CONTRAFUND
                                             INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION
                                               (CLASS A) (a)    (INITIAL CLASS) (a)   (SERVICE CLASS)
                                             -----------------  -------------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $  23,324            $ 113,520           $  17,297
                                                ---------            ---------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                    6,594                7,653              14,808
      Administrative charges                          540                  259                 360
                                                ---------            ---------           ---------
         Total expenses                             7,134                7,912              15,168
                                                ---------            ---------           ---------
            Net investment income (loss)           16,190              105,608               2,129
                                                ---------            ---------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 170,926              103,830             516,091
      Realized gains (losses) on sale of
         investments                              579,890              118,350              45,115
                                                ---------            ---------           ---------
            Net realized gains (losses)           750,816              222,180             561,206
                                                ---------            ---------           ---------
      Change in unrealized gains (losses)
         on investments                          (626,122)            (147,179)           (261,102)
                                                ---------            ---------           ---------
      Net increase (decrease) in net assets
         resulting from operations              $ 140,884            $ 180,609           $ 302,233
                                                =========            =========           =========

   The accompanying notes are an integral part of these financial statements.


                                                FIDELITY VIP                           FIDELITY VIP
                                               EQUITY-INCOME    FIDELITY VIP GROWTH     HIGH INCOME     FIDELITY VIP MID CAP
                                             INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION    INVESTMENT OPTION
                                              (INITIAL CLASS)      (INITIAL CLASS)    (INITIAL CLASS)     (SERVICE CLASS 2)
                                             -----------------  -------------------  -----------------  --------------------
INVESTMENT INCOME:
      Dividends                                 $   214,897          $   96,889          $153,300              $ 3,105
                                                -----------          ----------          --------              -------
EXPENSES:
      Mortality and expense risk
         charges                                     91,593              84,746            13,838                4,673
      Administrative charges                          7,928               7,017             1,062                   48
                                                -----------          ----------          --------              -------
         Total expenses                              99,521              91,763            14,900                4,721
                                                -----------          ----------          --------              -------
            Net investment income (loss)            115,376               5,126           138,400               (1,616)
                                                -----------          ----------          --------              -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   947,547              10,088                --               50,528
      Realized gains (losses) on sale of
         investments                                382,215             151,784           (55,185)               8,422
                                                -----------          ----------          --------              -------
            Net realized gains (losses)           1,329,762             161,872           (55,185)              58,950
                                                -----------          ----------          --------              -------
      Change in unrealized gains (losses)
         on investments                          (1,262,135)          2,536,677           (43,464)              25,274
                                                -----------          ----------          --------              -------
      Net increase (decrease) in net assets
         resulting from operations              $   183,003          $2,703,675          $ 39,751              $82,608
                                                ===========          ==========          ========              =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              FTVIP TEMPLETON     FTVIPT FRANKLIN    FTVIPT TEMPLETON
                                               GLOBAL ASSET        SMALL-MID CAP    DEVELOPING MARKETS
                                                 ALLOCATION      GROWTH SECURITIES      SECURITIES
                                             INVESTMENT OPTION   INVESTMENT OPTION  INVESTMENT OPTION
                                               (CLASS 1) (a)         (CLASS 2)          (CLASS 2)
                                             -----------------  ------------------  ------------------
INVESTMENT INCOME:
      Dividends                                  $       --           $    --            $ 16,055
                                                 ----------           -------            --------
EXPENSES:
      Mortality and expense risk
         charges                                     12,556             5,432               6,148
      Administrative charges                            859               249                  --
                                                 ----------           -------            --------
         Total expenses                              13,415             5,681               6,148
                                                 ----------           -------            --------
            Net investment income (loss)            (13,415)           (5,681)              9,907
                                                 ----------           -------            --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --            49,035              55,167
      Realized gains (losses) on sale of
         investments                              1,087,648            15,312              14,244
                                                 ----------           -------            --------
            Net realized gains (losses)           1,087,648            64,347              69,411
                                                 ----------           -------            --------
      Change in unrealized gains (losses)
         on investments                            (736,033)            6,113             130,664
                                                 ----------           -------            --------
      Net increase (decrease) in net assets
         resulting from operations               $  338,200           $64,779            $209,982
                                                 ==========           =======            ========

                                                                   FTVIPT TEMPLETON
                                               FTVIPT TEMPLETON     GLOBAL INCOME        GOLDMAN SACHS
                                              FOREIGN SECURITIES     SECURITIES          CAPITAL GROWTH
                                              INVESTMENT OPTION   INVESTMENT OPTION    INVESTMENT OPTION
                                                  (CLASS 2)           (CLASS 1)      (INSTITUTIONAL CLASS)
                                             -------------------  -----------------  ---------------------
INVESTMENT INCOME:
      Dividends                                   $ 23,564            $25,123               $   246
                                                  --------            -------               -------
EXPENSES:
      Mortality and expense risk
         charges                                     9,921              6,526                 1,045
      Administrative charges                           554                605                    10
                                                  --------            -------               -------
         Total expenses                             10,475              7,131                 1,055
                                                  --------            -------               -------
            Net investment income (loss)            13,089             17,992                  (809)
                                                  --------            -------               -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   53,748                 --                    --
      Realized gains (losses) on sale of
         investments                                16,493             18,368                 5,775
                                                  --------            -------               -------
            Net realized gains (losses)             70,241             18,368                 5,775
                                                  --------            -------               -------
      Change in unrealized gains (losses)
         on investments                             84,575             50,994                 6,158
                                                  --------            -------               -------
      Net increase (decrease) in net assets
         resulting from operations                $167,905            $87,354               $11,124
                                                  ========            =======               =======

   The accompanying notes are an integral part of these financial statements.

                                                JANUS ASPEN        JANUS ASPEN        JANUS ASPEN           LMPVET
                                             GLOBAL TECHNOLOGY    MID CAP GROWTH   WORLDWIDE GROWTH   AGGRESSIVE GROWTH
                                             INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                              (SERVICE SHARES)   (SERVICE SHARES)  (SERVICE SHARES)       (CLASS I)
                                             -----------------  -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $   338            $    486           $ 2,821           $      --
                                                  -------            --------           -------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                      751               5,513             3,758              14,383
      Administrative charges                           34                 356               198                 184
                                                  -------            --------           -------           ---------
         Total expenses                               785               5,869             3,956              14,567
                                                  -------            --------           -------           ---------
            Net investment income (loss)             (447)             (5,383)           (1,135)            (14,567)
                                                  -------            --------           -------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --               3,902                --              10,144
      Realized gains (losses) on sale of
         investments                                1,945              40,139            17,273             124,744
                                                  -------            --------           -------           ---------
            Net realized gains (losses)             1,945              44,041            17,273             134,888
                                                  -------            --------           -------           ---------
      Change in unrealized gains (losses)
         on investments                            16,544              89,558            11,629            (102,412)
                                                  -------            --------           -------           ---------
      Net increase (decrease) in net assets
         resulting from operations                $18,042            $128,216           $27,767           $  17,909
                                                  =======            ========           =======           =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                  LMPVET EQUITY          LMPVET
                                                                      INDEX        FUNDAMENTAL VALUE
                                               LMPVET CAPITAL   INVESTMENT OPTION  INVESTMENT OPTION
                                             INVESTMENT OPTION      (CLASS I)          (CLASS I)
                                             -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $    694          $  92,999          $  55,144
                                                  --------          ---------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                     1,290             43,637             37,507
      Administrative charges                            --              1,652              2,748
                                                  --------          ---------          ---------
         Total expenses                              1,290             45,289             40,255
                                                  --------          ---------          ---------
            Net investment income (loss)              (596)            47,710             14,889
                                                  --------          ---------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    9,495            233,271            215,474
      Realized gains (losses) on sale of
         investments                                 2,862            263,637            195,566
                                                  --------          ---------          ---------
            Net realized gains (losses)             12,357            496,908            411,040
                                                  --------          ---------          ---------
      Change in unrealized gains (losses)
         on investments                            (11,875)          (270,229)          (397,612)
                                                  --------          ---------          ---------
      Net increase (decrease) in net assets
         resulting from operations                $   (114)         $ 274,389          $  28,317
                                                  ========          =========          =========

                                                    LMPVET                                  LMPVET
                                             INTERNATIONAL ALL CAP   LMPVET INVESTORS  LARGE CAP GROWTH
                                                  OPPORTUNITY       INVESTMENT OPTION  INVESTMENT OPTION
                                               INVESTMENT OPTION      (CLASS I) (B)        (CLASS I)
                                             ---------------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                     $    767            $  23,019           $    508
                                                    --------            ---------           --------
EXPENSES:
      Mortality and expense risk
         charges                                         553               11,308             10,580
      Administrative charges                              --                1,019                698
                                                    --------            ---------           --------
         Total expenses                                  553               12,327             11,278
                                                    --------            ---------           --------
            Net investment income (loss)                 214               10,692            (10,770)
                                                    --------            ---------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     40,149               50,441                 --
      Realized gains (losses) on sale of
         investments                                   1,059               (7,003)           115,946
                                                    --------            ---------           --------
            Net realized gains (losses)               41,208               43,438            115,946
                                                    --------            ---------           --------
      Change in unrealized gains (losses)
         on investments                              (39,336)            (101,173)           (41,550)
                                                    --------            ---------           --------
      Net increase (decrease) in net assets
         resulting from operations                  $  2,086            $ (47,043)          $ 63,626
                                                    ========            =========           ========

   The accompanying notes are an integral part of these financial statements.

                                                    LMPVET                                                          MIST
                                              CAPITAL AND INCOME                            LMPVPIII         BLACKROCK HIGH YIELD
                                              INVESTMENT OPTION   LMPVIT HIGH INCOME     LARGE CAP VALUE       INVESTMENT OPTION
                                                  (CLASS II)      INVESTMENT OPTION   INVESTMENT OPTION (a)      (CLASS A) (b)
                                              ------------------  ------------------  ---------------------  --------------------
INVESTMENT INCOME:
      Dividends                                    $  2,942            $102,040             $   8,355               $    --
                                                   --------            --------             ---------               -------
EXPENSES:
      Mortality and expense risk
         charges                                      1,866               9,384                 5,591                   508
      Administrative charges                             --                 673                   517                    --
                                                   --------            --------             ---------               -------
         Total expenses                               1,866              10,057                 6,108                   508
                                                   --------            --------             ---------               -------
            Net investment income (loss)              1,076              91,983                 2,247                  (508)
                                                   --------            --------             ---------               -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    39,157                  --                    --                    --
      Realized gains (losses) on sale of
         investments                                  2,451             (15,689)              483,153                   (66)
                                                   --------            --------             ---------               -------
            Net realized gains (losses)              41,608             (15,689)              483,153                   (66)
                                                   --------            --------             ---------               -------
      Change in unrealized gains (losses)
         on investments                             (33,353)            (79,193)             (367,785)               (2,514)
                                                   --------            --------             ---------               -------
      Net increase (decrease) in net assets
         resulting from operations                 $  9,331           $  (2,899)            $ 117,615               $(3,088)
                                                   ========           =========             =========               =======


(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                        MIST
                                                                 LEGG MASON PARTNERS  MIST LOOMIS SAYLES
                                               MIST JANUS FORTY     MANAGED ASSETS      GLOBAL MARKETS
                                              INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION
                                                  (CLASS A)           (CLASS A)         (CLASS A) (b)
                                              -----------------  -------------------  ------------------
INVESTMENT INCOME:
      Dividends                                   $   19,429          $  84,143           $       --
                                                  ----------          ---------           ----------
EXPENSES:
      Mortality and expense risk
         charges                                      83,299             23,965               29,761
      Administrative charges                           7,389              1,184                2,055
                                                  ----------          ---------           ----------
         Total expenses                               90,688             25,149               31,816
                                                  ----------          ---------           ----------
            Net investment income (loss)             (71,259)            58,994              (31,816)
                                                  ----------          ---------           ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  1,868,320            295,782                   --
      Realized gains (losses) on sale of
         investments                                  44,217             10,441               56,710
                                                  ----------          ---------           ----------
            Net realized gains (losses)            1,912,537            306,223               56,710
                                                  ----------          ---------           ----------
      Change in unrealized gains (losses)
         on investments                            1,111,543           (175,119)           1,134,813
                                                  ----------          ---------           ----------
      Net increase (decrease) in net assets
         resulting from operations                $2,952,821          $ 190,098           $1,159,707
                                                  ==========          =========           ==========

                                               MIST LORD ABBETT   MIST LORD ABBETT      MIST MET/AIM
                                                BOND DEBENTURE   GROWTH AND INCOME  CAPITAL APPRECIATION
                                              INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION
                                                  (CLASS A)          (CLASS B)           (CLASS A)
                                              -----------------  -----------------  --------------------
INVESTMENT INCOME:
      Dividends                                     $18,668            $ 1,823            $   2,773
                                                    -------            -------            ---------
EXPENSES:
      Mortality and expense risk
         charges                                      2,646              1,763               24,254
      Administrative charges                              4                 55                2,495
                                                    -------            -------            ---------
         Total expenses                               2,650              1,818               26,749
                                                    -------            -------            ---------
            Net investment income (loss)             16,018                  5              (23,976)
                                                    -------            -------            ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       431              9,369                7,613
      Realized gains (losses) on sale of
         investments                                    901              2,478               (9,957)
                                                    -------            -------            ---------
            Net realized gains (losses)               1,332             11,847               (2,344)
                                                    -------            -------            ---------
      Change in unrealized gains (losses)
         on investments                               3,368             (5,959)             345,132
                                                    -------            -------            ---------
      Net increase (decrease) in net assets
         resulting from operations                  $20,718            $ 5,893            $ 318,812
                                                    =======            =======             ========

   The accompanying notes are an integral part of these financial statements.

                                                                                        MIST MFS
                                               MIST MET/AIM     MIST MFS EMERGING      RESEARCH
                                             SMALL CAP GROWTH     MARKETS EQUITY     INTERNATIONAL      MIST MFS VALUE
                                             INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                                 (CLASS A)        (CLASS A) (b)      (CLASS B) (b)        (CLASS A)
                                             -----------------  -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $    --            $    --             $    --            $     1
                                                 -------            -------             -------            -------
EXPENSES:
      Mortality and expense risk
         charges                                   1,304                988               3,555              1,691
      Administrative charges                          45                  3                  70                 63
                                                 -------            -------             -------            -------
         Total expenses                            1,349                991               3,625              1,754
                                                 -------            -------             -------            -------
            Net investment income (loss)          (1,349)              (991)             (3,625)            (1,753)
                                                 -------            -------             -------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  2,626                 --                  --              4,347
      Realized gains (losses) on sale of
         investments                               4,150              4,137               2,129              5,556
                                                 -------            -------             -------            -------
            Net realized gains (losses)            6,776              4,137               2,129              9,903
                                                 -------            -------             -------            -------
      Change in unrealized gains (losses)
         on investments                           10,540             40,259              35,662              6,588
                                                 -------            -------             -------            -------
      Net increase (decrease) in net assets
         resulting from operations               $15,967            $43,405             $34,166            $14,738
                                                 =======            =======             =======            =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                      MIST PIMCO
                                               MIST NEUBERGER    INFLATION PROTECTED
                                             BERMAN REAL ESTATE          BOND         MIST PIONEER FUND
                                              INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION
                                                  (CLASS A)         (CLASS A) (b)         (CLASS A)
                                             ------------------  -------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $   5,015             $    --             $ 3,264
                                                 ---------             -------             -------
EXPENSES:
      Mortality and expense risk
         charges                                     3,046               2,452               2,834
      Administrative charges                            38                 226                 261
                                                 ---------             -------             -------
         Total expenses                              3,084               2,678               3,095
                                                 ---------             -------             -------
            Net investment income (loss)             1,931              (2,678)                169
                                                 ---------             -------             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   40,190                  --                  --
      Realized gains (losses) on sale of
         investments                                (8,778)              9,491               8,800
                                                 ---------             -------             -------
            Net realized gains (losses)             31,412               9,491               8,800
                                                 ---------             -------             -------
      Change in unrealized gains (losses)
         on investments                           (100,048)             30,781               6,598
                                                 ---------             -------             -------
      Net increase (decrease) in net assets
         resulting from operations               $ (66,705)            $37,594             $15,567
                                                 =========             =======             =======

                                                MIST PIONEER    MIST THIRD AVENUE  METLIFE INVESTMENT
                                              STRATEGIC INCOME   SMALL CAP VALUE    DIVERSIFIED BOND
                                             INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                                 (CLASS A)          (CLASS B)        (CLASS I) (c)
                                             -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $ 9,634           $  2,254             $ 348
                                                  -------           --------             -----
EXPENSES:
      Mortality and expense risk
         charges                                   10,462              5,661                56
      Administrative charges                          704                233                --
                                                  -------           --------             -----
         Total expenses                            11,166              5,894                56
                                                  -------           --------             -----
            Net investment income (loss)           (1,532)            (3,640)              292
                                                  -------           --------             -----
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --             14,802                --
      Realized gains (losses) on sale of
         investments                                8,638             (2,300)              880
                                                  -------           --------             -----
            Net realized gains (losses)             8,638             12,502               880
                                                  -------           --------             -----
      Change in unrealized gains (losses)
         on investments                            71,246            (91,714)             (811)
                                                  -------           --------             -----
      Net increase (decrease) in net assets
         resulting from operations                $78,352           $(82,852)            $ 361
                                                  =======           ========             =====

   The accompanying notes are an integral part of these financial statements.

                                              METLIFE INVESTMENT   METLIFE INVESTMENT   METLIFE INVESTMENT    MSF BLACKROCK
                                             INTERNATIONAL STOCK  LARGE COMPANY STOCK  SMALL COMPANY STOCK  AGGRESSIVE GROWTH
                                              INVESTMENT OPTION    INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION
                                                (CLASS I) (c)        (CLASS I) (c)        (CLASS I) (c)         (CLASS D)
                                             -------------------  -------------------  -------------------  -----------------
INVESTMENT INCOME:
      Dividends                                    $  2,387              $  289              $  1,174            $    --
                                                   --------              ------              --------            -------
EXPENSES:
      Mortality and expense risk
         charges                                        503                 127                 2,200              3,227
      Administrative charges                             --                  --                    --                 29
                                                   --------              ------              --------            -------
         Total expense                                  503                 127                 2,200              3,256
                                                   --------              ------              --------            -------
            Net investment income (loss)              1,884                 162                (1,026)            (3,256)
                                                   --------              ------              --------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     8,655                  49                64,967                 --
      Realized gains (losses) on sale of
         investments                                 22,916               1,832               (16,162)             7,978
                                                   --------              ------              --------            -------
            Net realized gains (losses)              31,571               1,881                48,805              7,978
                                                   --------              ------              --------            -------
      Change in unrealized gains (losses)
         on investments                             (26,044)               (849)              (45,094)            68,281
                                                   --------              ------              --------            -------
      Net increase (decrease) in net assets
         resulting from operations                 $  7,411              $1,194              $  2,685            $73,003
                                                   ========              ======              ========            =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                               MSF BLACKROCK      MSF BLACKROCK
                                                DIVERSIFIED       MONEY MARKET      MSF FI LARGE CAP
                                             INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                               (CLASS A) (b)        (CLASS A)          (CLASS A)
                                             -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $     --           $351,716          $   9,795
                                                  --------           --------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                    16,284             53,862             47,304
      Administrative charges                           543              3,268              4,868
                                                  --------           --------          ---------
         Total expense                              16,827             57,130             52,172
                                                  --------           --------          ---------
            Net investment income (loss)           (16,827)           294,586            (42,377)
                                                  --------           --------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                 --            406,310
      Realized gains (losses) on sale of
         investments                                   921                 --             13,824
                                                  --------           --------          ---------
            Net realized gains (losses)                921                 --            420,134
                                                  --------           --------          ---------
      Change in unrealized gains (losses)
         on investments                             51,745                 --           (187,940)
                                                  --------           --------          ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 35,839           $294,586          $ 189,817
                                                  ========           ========          =========

                                                                    MSF LEHMAN
                                                MSF FI VALUE    BROTHERS AGGREGATE       MSF METLIFE
                                                  LEADERS           BOND INDEX      AGGRESSIVE ALLOCATION
                                             INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION
                                                 (CLASS D)         (CLASS A) (d)          (CLASS B)
                                             -----------------  ------------------  ---------------------
INVESTMENT INCOME:
      Dividends                                  $  12,221             $ --                $    142
                                                 ---------             ----                --------
EXPENSES:
      Mortality and expense risk
         charges                                    12,174                6                   1,560
      Administrative charges                           229               --                     180
                                                 ---------             ----                --------
         Total expense                              12,403                6                   1,740
                                                 ---------             ----                --------
            Net investment income (loss)              (182)              (6)                 (1,598)
                                                 ---------             ----                --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  132,307               --                     409
      Realized gains (losses) on sale of
         investments                                 6,120               --                  13,126
                                                 ---------             ----                --------
            Net realized gains (losses)            138,427               --                  13,535
                                                 ---------             ----                --------
      Change in unrealized gains (losses)
         on investments                           (100,122)             107                 (11,189)
                                                 ---------             ----                --------
      Net increase (decrease) in net assets
         resulting from operations               $  38,123             $101                $    748
                                                 =========             ====                ========

   The accompanying notes are an integral part of these financial statements.

                                                MSF METLIFE         MSF METLIFE                                MSF METLIFE
                                               CONSERVATIVE       CONSERVATIVE TO        MSF METLIFE           MODERATE TO
                                                ALLOCATION      MODERATE ALLOCATION  MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                             INVESTMENT OPTION   INVESTMENT OPTION    INVESTMENT OPTION     INVESTMENT OPTION
                                                 (CLASS B)           (CLASS B)            (CLASS B)             (CLASS B)
                                             -----------------  -------------------  -------------------  ---------------------
INVESTMENT INCOME:
      Dividends                                    $  --              $   --                $   6                $   291
                                                   -----              ------                -----                -------
EXPENSES:
      Mortality and expense risk
         charges                                     103                 483                  699                  6,584
      Administrative charges                          11                  15                   37                    279
                                                   -----              ------                -----                -------
         Total expenses                              114                 498                  736                  6,863
                                                   -----              ------                -----                -------
            Net investment income (loss)            (114)               (498)                (730)                (6,572)
                                                   -----              ------                -----                -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      8                  98                  114                  1,165
      Realized gains (losses) on sale of
         investments                                  93               1,104                  740                 21,606
                                                   -----              ------                -----                -------
            Net realized gains (losses)              101               1,202                  854                 22,771
                                                   -----              ------                -----                -------
      Change in unrealized gains (losses)
         on investments                              620               1,867                   12                 11,407
                                                   -----              ------                -----                -------
      Net increase (decrease) in net assets
         resulting from operations                 $ 607              $2,571                $ 136                $27,606
                                                   =====              ======                =====                =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                MSF METLIFE            MSF         MSF MORGAN STANLEY
                                                STOCK INDEX      MFS TOTAL RETURN      EAFE INDEX
                                             INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION
                                               (CLASS A) (b)        (CLASS F)         (CLASS A) (d)
                                             -----------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                  $      --          $ 120,619           $    --
                                                 ---------          ---------           -------
EXPENSES:
      Mortality and expense risk
         charges                                    56,292             47,593                89
      Administrative charges                         5,817              3,391                 1
                                                 ---------          ---------           -------
         Total expenses                             62,109             50,984                90
                                                 ---------          ---------           -------
            Net investment income (loss)           (62,109)            69,635               (90)
                                                 ---------          ---------           -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --            203,511                --
      Realized gains (losses) on sale of
         investments                               (24,099)            40,208                (1)
                                                 ---------          ---------           -------
            Net realized gains (losses)            (24,099)           243,719                (1)
                                                 ---------          ---------           -------
      Change in unrealized gains (losses)
         on investments                            (76,619)          (118,064)           (1,302)
                                                 ---------          ---------           -------
      Net increase (decrease) in net assets
         resulting from operations               $(162,827)         $ 195,290           $(1,393)
                                                 =========          =========           =======

                                             MSF MORGAN STANLEY   MSF OPPENHEIMER          MSF
                                                 EAFE INDEX        GLOBAL EQUITY    RUSSELL 2000 INDEX
                                              INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                                (CLASS B) (c)        (CLASS A)        (CLASS A) (d)
                                             ------------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                     $--               $153,441          $      --
                                                    ---               --------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                      7                 93,666             13,837
      Administrative charges                          1                  7,380              1,099
                                                    ---               --------          ---------
         Total expenses                               8                101,046             14,936
                                                    ---               --------          ---------
            Net investment income (loss)             (8)                52,395            (14,936)
                                                    ---               --------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    --                200,174                 --
      Realized gains (losses) on sale of
         investments                                 49                218,180            (14,289)
                                                    ---               --------          ---------
            Net realized gains (losses)              49                418,354            (14,289)
                                                    ---               --------          ---------
      Change in unrealized gains (losses)
         on investments                              --                299,107           (174,351)
                                                    ---               --------          ---------
      Net increase (decrease) in net assets
         resulting from operations                  $41               $769,856          $(203,576)
                                                    ===               ========          =========

   The accompanying notes are an integral part of these financial statements.

                                                                 MSF WESTERN ASSET   MSF WESTERN ASSET
                                             MSF T. ROWE PRICE    MANAGEMENT HIGH       MANAGEMENT              PIMCO VIT
                                              LARGE CAP GROWTH       YIELD BOND       U.S. GOVERNMENT          REAL RETURN
                                             INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION      INVESTMENT OPTION
                                                 (CLASS B)         (CLASS A) (a)         (CLASS A)      (ADMINISTRATIVE CLASS) (a)
                                             -----------------  -------------------  -----------------  -------------------------
INVESTMENT INCOME:
      Dividends                                  $   480             $ 15,437          $ 83,139                  $  5,100
                                                 -------             --------          --------                  --------
EXPENSES:
      Mortality and expense risk
         charges                                   2,238                  293            18,802                       845
      Administrative charges                          --                   --             1,624                        93
                                                 -------             --------          --------                  --------
         Total expenses                            2,238                  293            20,426                       938
                                                 -------             --------          --------                  --------
            Net investment income (loss)          (1,758)              15,144            62,713                     4,162
                                                 -------             --------          --------                  --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  2,213                1,324                --                        --
      Realized gains (losses) on
         sale of investments                       9,428                   11            22,766                   (21,282)
                                                 -------             --------          --------                  --------
            Net realized gains (losses)           11,641                1,335            22,766                   (21,282)
                                                 -------             --------          --------                  --------
      Change in unrealized gains (losses)
         on investments                           10,393              (10,273)           20,030                    24,761
                                                 -------             --------          --------                  --------
      Net increase (decrease) in net
         assets resulting from operations        $20,276             $  6,206          $105,509                  $  7,641
                                                 =======             ========          ========                  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                   PIMCO VIT             PIONEER           PUTNAM VT
                                                  TOTAL RETURN      MID CAP VALUE VCT   DISCOVERY GROWTH
                                               INVESTMENT OPTION    INVESTMENT OPTION  INVESTMENT OPTION
                                             (ADMINISTRATIVE CLASS)     (CLASS II)         (CLASS IB)
                                             ---------------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                     $116,910            $  1,797             $   --
                                                    --------            --------             ------
EXPENSES:
      Mortality and expense risk
         charges                                      19,392               2,296                288
      Administrative charges                             446                  43                 --
                                                    --------            --------             ------
         Total expenses                               19,838               2,339                288
                                                    --------            --------             ------
            Net investment income (loss)              97,072                (542)              (288)
                                                    --------            --------             ------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                         --              32,120              2,848
      Realized gains (losses) on
         sale of investments                          (5,078)              1,601                610
                                                    --------            --------             ------
            Net realized gains (losses)               (5,078)             33,721              3,458
                                                    --------            --------             ------
      Change in unrealized gains (losses)
         on investments                               99,882             (19,888)              (249)
                                                    --------            --------             ------
      Net increase (decrease) in net
         assets resulting from operations           $191,876            $ 13,291             $2,921
                                                    ========            ========             ======

                                                  PUTNAM VT            PUTNAM VT        VAN KAMPEN LIT
                                             INTERNATIONAL EQUITY   SMALL CAP VALUE        COMSTOCK
                                              INVESTMENT OPTION    INVESTMENT OPTION  INVESTMENT OPTION
                                                (CLASS IB) (a)       (CLASS IB) (a)       (CLASS II)
                                             --------------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                     $  17,579         $   4,144            $  4,047
                                                    ---------         ---------            --------
EXPENSES:
      Mortality and expense risk
         charges                                        1,543             1,883               2,083
      Administrative charges                               28               110                  --
                                                    ---------         ---------            --------
         Total expenses                                 1,571             1,993               2,083
                                                    ---------         ---------            --------
            Net investment income (loss)               16,008             2,151               1,964
                                                    ---------         ---------            --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      76,097            82,875               5,617
      Realized gains (losses) on
         sale of investments                          167,096            88,968               5,062
                                                    ---------         ---------            --------
            Net realized gains (losses)               243,193           171,843              10,679
                                                    ---------         ---------            --------
      Change in unrealized gains (losses)
         on investments                              (209,433)         (122,081)            (19,813)
                                                    ---------         ---------            --------
      Net increase (decrease) in net
         assets resulting from operations           $  49,768         $  51,913            $ (7,170)
                                                    =========         =========            ========

   The accompanying notes are an integral part of these financial statements.


                                                VAN KAMPEN LIT                        VANGUARD VIF
                                               STRATEGIC GROWTH    VANGUARD VIF       TOTAL STOCK
                                              INVESTMENT OPTION    MID-CAP INDEX      MARKET INDEX     THE MERGER FUND VL
                                                  (CLASS I)      INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                              -----------------  -----------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                    $    82            $  7,313           $  3,093           $     --
                                                   -------            --------           --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                     1,545               3,773              2,348                856
      Administrative charges                            --                 116                189                 57
                                                   -------            --------           --------           --------
         Total expenses                              1,545               3,889              2,537                913
                                                   -------            --------           --------           --------
            Net investment income (loss)            (1,463)              3,424                556               (913)
                                                   -------            --------           --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --              61,597             12,643             17,119
      Realized gains (losses) on sale of
         investments                                 6,168               5,466              3,776                302
                                                   -------            --------           --------           --------
            Net realized gains (losses)              6,168              67,063             16,419             17,421
                                                   -------            --------           --------           --------
      Change in unrealized gains (losses)
         on investments                             22,823             (39,343)            (5,716)           (15,450)
                                                   -------            --------           --------           --------
      Net increase (decrease) in net assets
         resulting from operations                 $27,528            $ 31,144           $ 11,259           $  1,058
                                                   =======            ========           ========           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                     This page is intentionally left blank.

                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                    AMERICAN FUNDS GLOBAL GROWTH   AMERICAN FUNDS GROWTH  AMERICAN FUNDS GROWTH-INCOME
                                          INVESTMENT OPTION          INVESTMENT OPTION          INVESTMENT OPTION
                                              (CLASS 2)                  (CLASS 2)                  (CLASS 2)
                                    ----------------------------  ----------------------  ----------------------------
                                          2007        2006           2007        2006           2007        2006
                                       ----------  ----------     ----------  ----------     ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   29,408  $      630     $   (1,156) $      321     $   22,468  $   13,777
   Net realized gains (losses)             94,991      29,158        350,373      59,924        142,182     103,055
   Change in unrealized gains
      (losses) on investments              71,692     187,736         95,004     235,489        (55,829)    134,034
                                       ----------  ----------     ----------  ----------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  196,091     217,524        444,221     295,734        108,821     250,866
                                       ----------  ----------     ----------  ----------     ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                  176,349     159,327        495,158     462,029        538,042     345,468
   Transfers from other funding
      options                             126,107     121,456        204,927     274,445        812,929     109,976
   Policy surrenders                     (109,241)   (144,248)      (272,041)   (252,662)      (236,668)   (364,043)
   Transfers to other funding
      options                             (64,089)    (52,282)      (141,155)    (85,821)      (192,930)    (63,267)
   Other receipts (payments)                   --          --        (28,519)         --             --          --
                                       ----------  ----------     ----------  ----------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions         129,126      84,253        258,370     397,991        921,373      28,134
                                       ----------  ----------     ----------  ----------     ----------  ----------
      Net increase (decrease)
         in net assets                    325,217     301,777        702,591     693,725      1,030,194     279,000
NET ASSETS:
   Beginning of period                  1,354,608   1,052,831      3,716,119   3,022,394      1,956,007   1,677,007
                                       ----------  ----------     ----------  ----------     ----------  ----------
   End of period                       $1,679,825  $1,354,608     $4,418,710  $3,716,119     $2,986,201  $1,956,007
                                       ==========  ==========     ==========  ==========     ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                         CREDIT SUISSE         DREYFUS STOCK INDEX
                                    TRUST EMERGING MARKETS      INVESTMENT OPTION
                                       INVESTMENT OPTION         (INITIAL SHARES)
                                    ----------------------  -------------------------
                                       2007 (a)    2006       2007 (a)        2006
                                      ---------  --------   ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $    (376) $   (337)  $     16,344  $    86,107
   Net realized gains (losses)           64,874    16,404      2,535,542      112,010
   Change in unrealized gains
      (losses) on investments           (56,996)   14,903     (1,932,765)   1,262,627
                                      ---------  --------   ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  7,502    30,970        619,121    1,460,744
                                      ---------  --------   ------------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                  4,760    26,024        258,213      707,568
   Transfers from other funding
      options                            26,991     1,338         56,338      109,557
   Policy surrenders                     (5,517)  (17,554)      (419,880)  (1,164,202)
   Transfers to other funding
      options                          (167,263)  (30,999)   (11,758,993)    (273,784)
   Other receipts (payments)                 --        --           (289)     (15,510)
                                      ---------  --------   ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (141,029)  (21,191)   (11,864,611)    (636,371)
                                      ---------  --------   ------------  -----------
      Net increase (decrease)
         in net assets                 (133,527)    9,779    (11,245,490)     824,373
NET ASSETS:
   Beginning of period                  133,527   123,748     11,245,490   10,421,117
                                      ---------  --------   ------------  -----------
   End of period                      $      --  $133,527   $         --  $11,245,490
                                      =========  ========   ============  ===========

                                    DREYFUS VIF APPRECIATION  DREYFUS VIF DEVELOPING LEADERS
                                        INVESTMENT OPTION            INVESTMENT OPTION
                                        (INITIAL SHARES)             (INITIAL SHARES)
                                    ------------------------  ------------------------------
                                          2007     2006                2007      2006
                                        -------  -------            ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $    64  $    47            $    (198) $ (2,391)
   Net realized gains (losses)              259      133               73,950    57,648
   Change in unrealized gains
      (losses) on investments               313    1,010             (136,023)  (42,794)
                                        -------  -------            ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                    636    1,190              (62,271)   12,463
                                        -------  -------            ---------  --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                  4,160    3,534               66,018   103,580
   Transfers from other funding
      options                                62      151               22,441    13,779
   Policy surrenders                     (1,854)  (2,079)             (79,793)  (50,528)
   Transfers to other funding
      options                              (364)      (8)             (51,892)  (88,477)
   Other receipts (payments)                 --       --              (11,317)       --
                                        -------  -------            ---------  --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions         2,004    1,598              (54,543)  (21,646)
                                        -------  -------            ---------  --------
      Net increase (decrease)
         in net assets                    2,640    2,788             (116,814)   (9,183)
NET ASSETS:
   Beginning of period                    9,256    6,468              575,895   585,078
                                        -------  -------            ---------  --------
   End of period                        $11,896  $ 9,256            $ 459,081  $575,895
                                        =======  =======            =========  ========

   The accompanying notes are an integral part of these financial statements.

                                    DWS VIT SMALL CAP INDEX  FIDELITY VIP ASSET MANAGER SM  FIDELITY VIP CONTRAFUND
                                       INVESTMENT OPTION           INVESTMENT OPTION           INVESTMENT OPTION
                                           (CLASS A)                (INITIAL CLASS)             (SERVICE CLASS)
                                    -----------------------  -----------------------------  -----------------------
                                      2007 (a)      2006         2007 (a)        2006          2007         2006
                                    -----------  ----------    -----------    ----------    ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $    16,190  $   (4,832)   $   105,608    $   74,616    $    2,129   $    5,078
   Net realized gains (losses)          750,816     197,656        222,180           256       561,206      149,542
   Change in unrealized gains
      (losses) on investments          (626,122)    198,574       (147,179)      159,289      (261,102)      (3,599)
                                    -----------  ----------    -----------    ----------    ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                140,884     391,398        180,609       234,161       302,233      151,021
                                    -----------  ----------    -----------    ----------    ----------   ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                 55,959     172,286         65,536       230,522       360,685      297,526
   Transfers from other funding
      options                            87,079     132,244         15,049        34,522       106,016      144,494
   Policy surrenders                    (81,646)   (247,024)      (107,868)     (424,669)     (156,330)    (103,880)
   Transfers to other funding
      options                        (2,861,730)   (225,466)    (3,808,360)      (64,281)     (141,309)     (34,597)
   Other receipts (payments)                 --          --        (26,080)      (42,167)           --           --
                                    -----------  ----------    -----------    ----------    ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (2,800,338)   (167,960)    (3,861,723)     (266,073)      169,062      303,543
                                    -----------  ----------    -----------    ----------    ----------   ----------
      Net increase (decrease)
         in net assets               (2,659,454)    223,438     (3,681,114)      (31,912)      471,295      454,564
NET ASSETS:
   Beginning of period                2,659,454   2,436,016      3,681,114     3,713,026     1,684,670    1,230,106
                                    -----------  ----------    -----------    ----------    ----------   ----------
   End of period                    $        --  $2,659,454    $        --    $3,681,114    $2,155,965   $1,684,670
                                    ===========  ==========    ===========    ==========    ==========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                    FIDELITY VIP EQUITY-INCOME     FIDELITY VIP GROWTH
                                         INVESTMENT OPTION          INVESTMENT OPTION
                                          (INITIAL CLASS)            (INITIAL CLASS)
                                    --------------------------  ------------------------
                                       2007          2006          2007          2006
                                    -----------    -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   115,376    $   307,689  $     5,126  $   (44,011)
   Net realized gains (losses)        1,329,762      1,691,894      161,872      (98,982)
   Change in unrealized gains
      (losses) on investments        (1,262,135)       163,008    2,536,677      798,766
                                    -----------    -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                183,003      2,162,591    2,703,675      655,773
                                    -----------    -----------  -----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                616,118        687,464      724,702      824,020
   Transfers from other funding
      options                           207,053        187,739      236,135      233,779
   Policy surrenders                 (1,437,570)    (1,481,559)  (1,884,087)  (1,345,868)
   Transfers to other funding
      options                        (1,001,992)      (532,449)    (464,849)    (569,634)
   Other receipts (payments)            (89,162)       (11,536)     (37,511)     (23,420)
                                    -----------    -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (1,705,553)    (1,150,341)  (1,425,610)    (881,123)
                                    -----------    -----------  -----------  -----------
      Net increase (decrease)
         in net assets               (1,522,550)     1,012,250    1,278,065     (225,350)
NET ASSETS:
   Beginning of period               12,821,096     11,808,846   11,054,393   11,279,743
                                    -----------    -----------  -----------  -----------
   End of period                    $11,298,546    $12,821,096  $12,332,458  $11,054,393
                                    ===========    ===========  ===========  ===========

                                    FIDELITY VIP HIGH INCOME  FIDELITY VIP MID CAP
                                        INVESTMENT OPTION      INVESTMENT OPTION
                                        (INITIAL CLASS)        (SERVICE CLASS 2)
                                    ------------------------  --------------------
                                       2007          2006       2007       2006
                                    ----------    ----------  --------    --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  138,400    $  131,753  $ (1,616)   $ (2,379)
   Net realized gains (losses)         (55,185)     (107,173)   58,950      46,181
   Change in unrealized gains
      (losses) on investments          (43,464)      176,471    25,274      (1,707)
                                    ----------    ----------  --------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                39,751       201,051    82,608      42,095
                                    ----------    ----------  --------    --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               130,727       152,182   169,156     100,608
   Transfers from other funding
      options                           42,392        45,913    71,986     157,068
   Policy surrenders                  (261,133)     (399,584)  (62,404)    (85,322)
   Transfers to other funding
      options                          (86,301)     (133,642)  (49,064)    (16,442)
   Other receipts (payments)              (250)       (1,440)       --          --
                                    ----------    ----------  --------    --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     (174,565)     (336,571)  129,674     155,912
                                    ----------    ----------  --------    --------
      Net increase (decrease)
         in net assets                (134,814)     (135,520)  212,282     198,007
NET ASSETS:
   Beginning of period               1,966,491     2,102,011   507,643     309,636
                                    ----------    ----------  --------    --------
   End of period                    $1,831,677    $1,966,491  $719,925    $507,643
                                    ==========    ==========  ========    ========

   The accompanying notes are an integral part of these financial statements.

                                     FTVIP TEMPLETON GLOBAL  FTVIPT FRANKLIN SMALL-MID CAP  FTVIPT TEMPLETON DEVELOPING
                                        ASSET ALLOCATION           GROWTH SECURITIES             MARKETS SECURITIES
                                       INVESTMENT OPTION           INVESTMENT OPTION             INVESTMENT OPTION
                                           (CLASS 1)                   (CLASS 2)                     (CLASS 2)
                                    -----------------------  -----------------------------  ---------------------------
                                      2007 (a)      2006          2007           2006           2007           2006
                                    -----------  ----------  -------------  --------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (13,415) $  324,870    $ (5,681)       $ (4,837)     $    9,907     $    411
   Net realized gains (losses)        1,087,648     353,976      64,347           9,382          69,411        6,347
   Change in unrealized gains
      (losses) on investments          (736,033)    262,080       6,113          38,844         130,664       73,603
                                    -----------  ----------    --------        --------      ----------     --------

      Net increase (decrease)
         in net assets resulting
         from operations                338,200     940,926      64,779          43,389         209,982       80,361
                                    -----------  ----------    --------        --------      ----------     --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                130,299     297,034      61,042          79,581         260,980       72,153
   Transfers from other funding
      options                            84,723     336,650      10,071          41,951         365,038      230,101
   Policy surrenders                   (144,807)   (407,571)    (41,447)        (55,787)        (72,699)     (40,646)
   Transfers to other funding
      options                        (5,961,803)    (83,015)    (34,911)        (15,672)        (33,909)      (3,818)
   Other receipts (payments)                 --      (2,113)         --              --              --           --
                                    -----------  ----------    --------        --------      ----------     --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (5,891,588)    140,985      (5,245)         50,073         519,410      257,790
                                    -----------  ----------    --------        --------      ----------     --------
      Net increase (decrease)
         in net assets               (5,553,388)  1,081,911      59,534          93,462         729,392      338,151
NET ASSETS:
   Beginning of period                5,553,388   4,471,477     633,660         540,198         490,870      152,719
                                    -----------  ----------    --------        --------      ----------     --------
   End of period                    $        --  $5,553,388    $693,194        $633,660      $1,220,262     $490,870
                                    ===========  ==========    ========        ========      ==========     ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                       FTVIPT TEMPLETON         FTVIPT TEMPLETON
                                      FOREIGN SECURITIES    GLOBAL INCOME SECURITIES
                                       INVESTMENT OPTION        INVESTMENT OPTION
                                           (CLASS 2)                (CLASS 1)
                                    ----------------------  ------------------------
                                       2007        2006        2007        2006
                                    ----------  ----------  ---------  -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   13,089  $    3,326   $  17,992   $  20,014
   Net realized gains (losses)          70,241       4,171      18,368      20,957
   Change in unrealized gains
      (losses) on investments           84,575     163,198      50,994      59,791
                                    ----------  ----------   ---------   ---------

      Net increase (decrease)
         in net assets resulting
         from operations               167,905     170,695      87,354     100,762
                                    ----------  ----------   ---------   ---------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               164,587     114,293      58,599      64,931
   Transfers from other funding
      options                          202,001     115,494      31,213      46,632
   Policy surrenders                   (74,517)    (50,006)   (128,297)   (174,745)
   Transfers to other funding
      options                          (37,614)     (4,235)    (13,080)    (35,696)
   Other receipts (payments)                --          --          --          --
                                    ----------  ----------   ---------   ---------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      254,457     175,546     (51,565)    (98,878)
                                    ----------  ----------   ---------   ---------
      Net increase (decrease)
         in net assets                 422,362     346,241      35,789       1,884
NET ASSETS:
   Beginning of period               1,088,092     741,851     878,175     876,291
                                    ----------  ----------   ---------   ---------
   End of period                    $1,510,454  $1,088,092   $ 913,964   $ 878,175
                                    ==========  ==========   =========   =========

                                    GOLDMAN SACHS CAPITAL GROWTH  JANUS ASPEN GLOBAL TECHNOLOGY
                                          INVESTMENT OPTION             INVESTMENT OPTION
                                        (INSTITUTIONAL CLASS)            (SERVICE SHARES)
                                    ----------------------------  -----------------------------
                                        2007          2006           2007           2006
                                    ------------  --------------  ----------    ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   (809)     $   (810)      $   (447)       $   (784)
   Net realized gains (losses)           5,775         3,517          1,945           3,432
   Change in unrealized gains
      (losses) on investments            6,158         6,834         16,544           2,020
                                      --------      --------       --------        --------
      Net increase (decrease)
         in net assets resulting
         from operations                11,124         9,541         18,042           4,668
                                      --------      --------       --------        --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                14,961        14,510         13,033          17,653
   Transfers from other funding
      options                           25,002        21,529          7,967          10,237
   Policy surrenders                    (5,749)       (5,458)        (8,468)        (24,039)
   Transfers to other funding
      options                          (23,146)      (22,247)        (4,145)        (35,586)
   Other receipts (payments)                --            --             --              --
                                      --------      --------       --------        --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions       11,068         8,334          8,387         (31,735)
                                      --------      --------       --------        --------
      Net increase (decrease)
         in net assets                  22,192        17,875         26,429         (27,067)
NET ASSETS:
   Beginning of period                 111,898        94,023         80,153         107,220
                                      --------      --------       --------        --------
   End of period                      $134,090      $111,898       $106,582        $ 80,153
                                      ========      ========       ========        ========

   The accompanying notes are an integral part of these financial statements.

                                   JANUS ASPEN MID CAP GROWTH  JANUS ASPEN WORLDWIDE GROWTH  LMPVET AGGRESSIVE GROWTH
                                        INVESTMENT OPTION            INVESTMENT OPTION           INVESTMENT OPTION
                                        (SERVICE SHARES)             (SERVICE SHARES)                (CLASS I)
                                   --------------------------  ----------------------------  ------------------------
                                         2007      2006              2007      2006              2007        2006
                                      ---------  --------          --------  --------         ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (5,383) $ (4,910)         $ (1,135) $  2,933         $  (14,567) $  (13,558)
   Net realized gains (losses)           44,041    19,374            17,273     1,269            134,888      28,351
   Change in unrealized gains
      (losses) on investments            89,558    56,737            11,629    54,076           (102,412)    118,817
                                      ---------  --------          --------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                128,216    71,201            27,767    58,278             17,909     133,610
                                      ---------  --------          --------  --------         ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                 59,827    40,550            67,999    56,449            391,677     303,419
   Transfers from other funding
      options                            70,913    68,184           133,301    19,524             79,351     135,488
   Policy surrenders                   (120,741)  (47,986)          (71,365)  (28,139)          (230,897)   (165,479)
   Transfers to other funding
      options                           (23,196)  (50,172)          (40,532)  (25,453)          (380,161)    (58,245)
   Other receipts (payments)                 --        --                --        --            (16,181)         --
                                      ---------  --------          --------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions       (13,197)   10,576            89,403    22,381           (156,211)    215,183
                                      ---------  --------          --------  --------         ----------  ----------
      Net increase (decrease)
         in net assets                  115,019    81,777           117,170    80,659           (138,302)    348,793
NET ASSETS:
   Beginning of period                  618,897   537,120           410,304   329,645          1,921,565   1,572,772
                                      ---------  --------          --------  --------         ----------  ----------
   End of period                      $ 733,916  $618,897          $527,474  $410,304         $1,783,263  $1,921,565
                                      =========  ========          ========  ========         ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                        LMPVET EQUITY INDEX
                                     LMPVET CAPITAL      INVESTMENT OPTION
                                    INVESTMENT OPTION        (CLASS I)
                                   ------------------  ----------------------
                                     2007      2006      2007        2006
                                   --------  --------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)    $   (596) $   (147) $   47,710  $   42,634
   Net realized gains (losses)       12,357     8,204     496,908     112,391
   Change in unrealized gains
      (losses) on investments       (11,875)    7,298    (270,229)    546,925
                                   --------  --------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               (114)   15,355     274,389     701,950
                                   --------  --------  ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners             75,511    77,528     232,876     227,925
   Transfers from other funding
      options                           330       254      40,013      11,285
   Policy surrenders                (42,509)  (41,316)   (366,885)   (304,600)
   Transfers to other funding
      options                        (2,186)   (1,937)   (755,134)    (44,616)
   Other receipts (payments)             --        --          --        (779)
                                   --------  --------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    31,146    34,529    (849,130)   (110,785)
                                   --------  --------  ----------  ----------
      Net increase (decrease)
         in net assets               31,032    49,884    (574,741)    591,165
NET ASSETS:
   Beginning of period              138,732    88,848   5,534,902   4,943,737
                                   --------  --------  ----------  ----------
   End of period                   $169,764  $138,732  $4,960,161  $5,534,902
                                   ========  ========  ==========  ==========

                                   LMPVET FUNDAMENTAL VALUE               LMPVET
                                       INVESTMENT OPTION     INTERNATIONAL ALL CAP OPPORTUNITY
                                           (CLASS I)                 INVESTMENT OPTION
                                   ------------------------  ---------------------------------
                                      2007         2006               2007      2006
                                   ------------  ----------         --------  -------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $    14,889  $   38,174         $    214  $   600
   Net realized gains (losses)          411,040     327,188           41,208    1,827
   Change in unrealized gains
      (losses) on investments          (397,612)    378,529          (39,336)   6,755
                                    -----------  ----------         --------  -------
      Net increase (decrease)
         in net assets resulting
         from operations                 28,317     743,891            2,086    9,182
                                    -----------  ----------         --------  -------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                410,728     435,307            5,654    5,120
   Transfers from other funding
      options                            83,982     143,681           31,547      941
   Policy surrenders                   (784,113)   (717,302)          (4,778)  (3,272)
   Transfers to other funding
      options                          (487,510)   (419,331)          (1,181)    (712)
   Other receipts (payments)            (80,125)       (890)              --       --
                                    -----------  ----------         --------  -------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (857,038)   (558,535)          31,242    2,077
                                    -----------  ----------         --------  -------
      Net increase (decrease)
         in net assets                 (828,721)    185,356           33,328   11,259
NET ASSETS:
   Beginning of period                5,220,930   5,035,574           47,139   35,880
                                    -----------  ----------         --------  -------
   End of period                    $ 4,392,209  $5,220,930         $ 80,467  $47,139
                                    ===========  ==========         ========  =======

   The accompanying notes are an integral part of these financial statements.


                                    LMPVET INVESTORS          LMPVET                LMPVET
                                       INVESTMENT        LARGE CAP GROWTH     CAPITAL AND INCOME
                                         OPTION         INVESTMENT OPTION       INVESTMENT OPTION
                                        (CLASS I)            (CLASS I)            (CLASS II)
                                    ----------------  ----------------------  -------------------
                                     2007 (b)   2006     2007        2006       2007       2006
                                    ----------  ----  ----------  ----------  --------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   10,692  $ --  $  (10,770) $   (9,723) $  1,076  $     889
   Net realized gains (losses)          43,438    --     115,946      26,760    41,608     14,178
   Change in unrealized gains
      (losses) on investments         (101,173)   --     (41,550)     42,930   (33,353)     6,090
                                    ----------  ----  ----------  ----------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations               (47,043)   --      63,626      59,967     9,331     21,157
                                    ----------  ----  ----------  ----------  --------  ---------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                79,792    --     123,702     136,842   115,300    145,545
   Transfers from other funding
      options                        2,315,286    --     102,341      41,318     1,684     80,454
   Policy surrenders                  (270,715)   --    (298,700)   (157,261)  (29,173)   (40,605)
   Transfers to other funding
      options                         (280,701)   --    (415,805)   (126,319)  (26,462)  (182,897)
   Other receipts (payments)              (375)   --          --          --      (202)        --
                                    ----------  ----  ----------  ----------  --------  ---------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    1,843,287    --    (488,462)   (105,420)   61,147      2,497
                                    ----------  ----  ----------  ----------  --------  ---------
      Net increase (decrease)
         in net assets               1,796,244    --    (424,836)    (45,453)   70,478     23,654
NET ASSETS:
   Beginning of period                      --    --   1,621,966   1,667,419   174,094    150,440
                                    ----------  ----  ----------  ----------  --------  ---------
   End of period                    $1,796,244  $ --  $1,197,130  $1,621,966  $244,572  $ 174,094
                                    ==========  ====  ==========  ==========  ========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                          MIST
                                                                                        BLACKROCK
                                                                                       HIGH YIELD
                                                                    LMPVPIII           INVESTMENT        MIST JANUS FORTY
                                      LMPVIT HIGH INCOME        LARGE CAP VALUE          OPTION         INVESTMENT OPTION
                                       INVESTMENT OPTION       INVESTMENT OPTION        (CLASS A)           (CLASS A)
                                    ----------------------  -----------------------  --------------  ------------------------
                                       2007        2006       2007 (a)      2006     2007 (b)  2006     2007        2006 (c)
                                    ----------  ----------  -----------  ----------  --------  ----  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   91,983  $   86,503  $     2,247  $    8,273  $   (508) $ --  $   (71,259) $   (56,742)
   Net realized gains (losses)         (15,689)    (22,700)     483,153      75,326       (66)   --    1,912,537      (15,949)
   Change in unrealized gains
      (losses) on investments          (79,193)     59,288     (367,785)    248,165    (2,514)   --    1,111,543      391,570
                                    ----------  ----------  -----------  ----------  --------  ----  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (2,899)    123,091      117,615     331,764    (3,088)   --    2,952,821      318,879
                                    ----------  ----------  -----------  ----------  --------  ----  -----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               104,325     124,626       67,630     178,347     5,005    --      756,410      575,394
   Transfers from other funding
      options                           18,752      54,154        7,228      56,652   155,954    --      467,002   11,239,310
   Policy surrenders                  (152,000)   (127,464)    (114,440)   (216,561)   (5,362)   --   (1,527,611)  (1,030,695)
   Transfers to other funding
      options                         (115,634)   (190,501)  (2,273,266)   (190,185)     (621)   --     (636,958)    (403,690)
   Other receipts (payments)              (287)         --           --          --        --    --      (68,727)     (56,015)
                                    ----------  ----------  -----------  ----------  --------  ----  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     (144,844)   (139,185)  (2,312,848)   (171,747)  154,976    --   (1,009,884)  10,324,304
                                    ----------  ----------  -----------  ----------  --------  ----  -----------  -----------
      Net increase (decrease)
         in net assets                (147,743)    (16,094)  (2,195,233)    160,017   151,888    --    1,942,937   10,643,183
NET ASSETS:
   Beginning of period               1,278,279   1,294,373    2,195,233   2,035,216        --    --   10,643,183           --
                                    ----------  ----------  -----------  ----------  --------  ----  -----------  -----------
   End of period                    $1,130,536  $1,278,279  $        --  $2,195,233  $151,888  $ --  $12,586,120  $10,643,183
                                    ==========  ==========  ===========  ==========  ========  ====  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                                                     MIST               MIST
                                    MIST LEGG MASON PARTNERS    LOOMIS SAYLES        LORD ABBETT
                                          MANAGED ASSETS       GLOBAL MARKETS      BOND DEBENTURE
                                        INVESTMENT OPTION     INVESTMENT OPTION   INVESTMENT OPTION
                                            (CLASS A)             (CLASS A)           (CLASS A)
                                    ------------------------  -----------------  ------------------
                                         2007       2006 (c)     2007 (b)  2006    2007    2006 (c)
                                      ----------  ----------   ----------  ----  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   58,994  $  (17,235)  $  (31,816)  $--  $ 16,018  $ (1,501)
   Net realized gains (losses)           306,223      16,922       56,710    --     1,332        (1)
   Change in unrealized gains
      (losses) on investments           (175,119)    218,515    1,134,813    --     3,368    17,907
                                      ----------  ----------   ----------   ---  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                 190,098     218,202    1,159,707    --    20,718    16,405
                                      ----------  ----------   ----------   ---  --------  --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                 314,329     205,541      142,843    --    55,715    23,600
   Transfers from other funding
      options                             51,725   3,560,147    5,933,350    --    39,083   312,530
   Policy surrenders                    (450,549)   (475,583)    (435,813)   --   (27,502)  (13,143)
   Transfers to other funding
      options                           (127,600)    (81,341)    (157,588)   --    (1,024)  (12,399)
   Other receipts (payments)              (1,744)       (905)      (8,647)   --        --        --
                                      ----------  ----------   ----------   ---  --------  --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions       (213,839)  3,207,859    5,474,145    --    66,272   310,588
                                      ----------  ----------   ----------   ---  --------  --------
      Net increase (decrease)
         in net assets                   (23,741)  3,426,061    6,633,852    --    86,990   326,993
NET ASSETS:
   Beginning of period                 3,426,061          --           --    --   326,993        --
                                      ----------  ----------   ----------   ---  --------  --------
   End of period                      $3,402,320  $3,426,061   $6,633,852   $--  $413,983  $326,993
                                      ==========  ==========   ==========   ===  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                                                                                               MIST
                                             MIST                   MIST                    MIST            MFS EMERGING
                                         LORD ABBETT           MET/AIM CAPITAL          MET/AIM SMALL     MARKETS EQUITY
                                      GROWTH AND INCOME          APPRECIATION            CAP GROWTH         INVESTMENT
                                      INVESTMENT OPTION       INVESTMENT OPTION       INVESTMENT OPTION        OPTION
                                          (CLASS B)               (CLASS A)               (CLASS A)          (CLASS A)
                                    --------------------  ------------------------  --------------------  ---------------
                                       2007       2006        2007       2006 (c)      2007     2006 (c)   2007 (b)  2006
                                    --------   ---------  -----------  -----------  ---------  ---------  ---------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $      5   $ (1,004)  $  (23,976)  $  (11,798)  $ (1,349)  $   (736)  $   (991)   $--
   Net realized gains (losses)        11,847        501       (2,344)     335,480      6,776       (391)     4,137     --
   Change in unrealized gains
      (losses) on investments         (5,959)    16,067      345,132     (354,216)    10,540      2,267     40,259     --
                                    --------   --------   ----------   ----------   --------   --------   --------    ---
      Net increase (decrease)
         in net assets resulting
         from operations               5,893     15,564      318,812      (30,534)    15,967      1,140     43,405     --
                                    --------   --------   ----------   ----------   --------   --------   --------    ---
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              43,027     45,989      235,476      142,645     37,657      5,090     14,679     --
   Transfers from other funding
      options                         16,398    165,639       32,908    3,114,310    161,806    199,289    176,547     --
   Policy surrenders                 (28,305)   (19,412)    (302,285)    (223,327)   (36,115)    (9,227)    (7,601)    --
   Transfers to other funding
      options                         (5,129)      (956)    (128,445)    (117,644)   (23,408)   (20,091)   (25,491)    --
   Other receipts (payments)              --         --      (28,280)      (1,429)        --         --         --     --
                                    --------   --------   ----------   ----------   --------   --------   --------    ---
      Net increase (decrease)
         in net assets resulting
         from policy transactions     25,991    191,260     (190,626)   2,914,555    139,940    175,061    158,134     --
                                    --------   --------   ----------   ----------   ---------  --------   --------    ---
      Net increase (decrease)
         in net assets                31,884    206,824      128,186    2,884,021    155,907    176,201    201,539     --
NET ASSETS:
   Beginning of period               206,824         --    2,884,021           --    176,201         --         --     --
                                    --------   --------   ----------   ----------   --------   --------   --------    ---
   End of period                    $238,708   $206,824   $3,012,207   $2,884,021   $332,108   $176,201   $201,539    $--
                                    ========   ========   ==========   ==========   ========   ========   ========    ===


   The accompanying notes are an integral part of these financial statements.

                                         MIST
                                     MFS RESEARCH                               MIST
                                     INTERNATIONAL                        NEUBERGER BERMAN
                                      INVESTMENT      MIST MFS VALUE        REAL ESTATE
                                        OPTION       INVESTMENT OPTION   INVESTMENT OPTION
                                       (CLASS B)         (CLASS A)           (CLASS A)
                                    --------------  ------------------  -------------------
                                    2007 (b)  2006    2007    2006 (c)     2007      2006
                                    --------  ----  --------  --------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $ (3,625)  $--  $ (1,753) $  1,842  $   1,931  $ (2,131)
   Net realized gains (losses)         2,129    --     9,903    11,358     31,412     1,092
   Change in unrealized gains
      (losses) on investments         35,662    --     6,588    10,766   (100,048)   79,617
                                    --------   ---  --------  --------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations              34,166    --    14,738    23,966    (66,705)   78,578
                                    --------   ---  --------  --------  ---------  --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              32,991    --    71,442    19,535     71,177    35,112
   Transfers from other funding
      options                        787,699    --    53,213   210,371     52,278   368,584
   Policy surrenders                 (30,897)   --   (34,138)  (44,084)   (15,432)  (13,497)
   Transfers to other funding
      options                        (42,763)   --   (45,155)   (3,359)  (265,569)   (1,729)
   Other receipts (payments)              --    --        --        --         --        --
                                    --------   ---  --------  --------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    747,030    --    45,362   182,463   (157,546)  388,470
                                    --------   ---  --------  --------  ---------  --------
      Net increase (decrease)
         in net assets               781,196    --    60,100   206,429   (224,251)  467,048
NET ASSETS:
   Beginning of period                    --    --   206,429        --    467,048        --
                                    --------   ---  --------  --------  ---------  --------
   End of period                    $781,196   $--  $266,529  $206,429  $ 242,797  $467,048
                                    ========   ===  ========  ========  =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          MIST
                                    PIMCO INFLATION                                                     MIST
                                     PROTECTED BOND                           MIST PIONEER          THIRD AVENUE
                                       INVESTMENT     MIST PIONEER FUND     STRATEGIC INCOME       SMALL CAP VALUE
                                         OPTION       INVESTMENT OPTION     INVESTMENT OPTION     INVESTMENT OPTION
                                       (CLASS A)          (CLASS A)             (CLASS A)             (CLASS B)
                                    ---------------  ------------------  ----------------------  ------------------
                                     2007 (b)  2006    2007    2006 (c)     2007      2006 (c)     2007      2006
                                    ---------  ----  --------  --------  ----------  ----------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (2,678)  $--  $    169  $ (2,225) $   (1,532) $   62,220  $ (3,640) $   (191)
   Net realized gains (losses)          9,491    --     8,800       980       8,638       1,531    12,502        59
   Change in unrealized gains
      (losses) on investments          30,781    --     6,598    30,385      71,246      (3,882)  (91,714)    3,914
                                    ---------   ---  --------  --------  ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               37,594    --    15,567    29,140      78,352      59,869   (82,852)    3,782
                                    ---------   ---  --------  --------  ----------  ----------  --------  --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               10,697    --    39,551    44,083     117,949      84,499   136,612     3,026
   Transfers from other funding
      options                         605,042    --     6,076   452,447      60,933   1,501,960   792,074   196,259
   Policy surrenders                  (32,725)   --   (50,975)  (92,749)   (382,169)    (94,672)  (40,289)   (3,240)
   Transfers to other funding
      options                        (195,362)   --   (40,229)  (38,922)    (55,007)    (55,554)  (56,571)      (57)
   Other receipts (payments)               --    --        --      (642)         --          --        --        --
                                    ---------   ---  --------  --------  ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     387,652    --   (45,577)  364,217    (258,294)  1,436,233   831,826   195,988
                                    ---------   ---  --------  --------  ----------  ----------  --------  --------
      Net increase (decrease)
         in net assets                425,246    --   (30,010)  393,357    (179,942)  1,496,102   748,974   199,770
NET ASSETS:
   Beginning of period                     --    --   393,357        --   1,496,102          --   199,770        --
                                    ---------   ---  --------  --------  ----------  ----------  --------  --------
   End of period                    $ 425,246   $--  $363,347  $393,357  $1,316,160  $1,496,102  $948,744  $199,770
                                    =========   ===  ========  ========  ==========  ==========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                                    METLIFE INVESTMENT   METLIFE INVESTMENT   METLIFE INVESTMENT
                                     DIVERSIFIED BOND   INTERNATIONAL STOCK  LARGE COMPANY STOCK
                                     INVESTMENT OPTION   INVESTMENT OPTION    INVESTMENT OPTION
                                         (CLASS I)            (CLASS I)            (CLASS I)
                                    ------------------  -------------------  -------------------
                                    2007 (d)    2006     2007 (d)    2006     2007 (d)    2006
                                    --------  -------   ---------  -------    --------  -------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $    292  $   592   $   1,884  $ 1,065    $    162  $    78
   Net realized gains (losses)           880       27      31,571    2,019       1,881      (59)
   Change in unrealized gains
      (losses) on investments           (811)       4     (26,044)  16,429        (849)   2,538
                                    --------  -------   ---------  -------    --------  -------
      Net increase (decrease)
         in net assets resulting
         from operations                 361      623       7,411   19,513       1,194    2,557
                                    --------  -------   ---------  -------    --------  -------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                 573      837       5,012    5,662         364      370
   Transfers from other funding
      options                            797      600         394    1,065         158      260
   Policy surrenders                  (7,530)    (605)     (7,718)  (5,861)       (790)  (1,972)
   Transfers to other funding
      options                        (11,906)     (81)    (99,508)  (6,118)    (24,494)      --
   Other receipts (payments)              --       --          --       --          --       --
                                    --------  -------   ---------  -------    --------  -------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (18,066)     751    (101,820)  (5,252)    (24,762)  (1,342)
                                    --------  -------   ---------  -------    --------  -------
      Net increase (decrease)
         in net assets               (17,705)   1,374     (94,409)  14,261     (23,568)   1,215
NET ASSETS:
   Beginning of period                17,705   16,331      94,409   80,148      23,568   22,353
                                    --------  -------   ---------  -------    --------  -------
   End of period                    $     --  $17,705   $      --  $94,409    $     --  $23,568
                                    ========  =======   =========  =======    ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period  January  1, 2007 to  November  9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     METLIFE INVESTMENT     MSF BLACKROCK
                                    SMALL COMPANY STOCK   AGGRESSIVE GROWTH  MSF BLACKROCK DIVERSIFIED  MSF BLACKROCK MONEY MARKET
                                     INVESTMENT OPTION    INVESTMENT OPTION      INVESTMENT OPTION           INVESTMENT OPTION
                                         (CLASS I)            (CLASS D)              (CLASS A)                   (CLASS A)
                                    -------------------  ------------------  -------------------------  --------------------------
                                     2007 (d)    2006       2007   2006 (c)         2007 (b)  2006           2007       2006 (c)
                                    ---------  --------  --------  --------       ----------  ----       -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (1,026) $ (1,869) $ (3,256) $ (1,808)      $  (16,827)  $--       $   294,586  $   224,317
   Net realized gains (losses)         48,805    47,995     7,978    (1,948)             921    --                --           --
   Change in unrealized gains
      (losses) on investments         (45,094)    2,202    68,281    (1,512)          51,745    --                --           --
                                    ---------  --------  --------  --------       ----------   ---       -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                2,685    48,328    73,003    (5,268)          35,839    --           294,586      224,317
                                    ---------  --------  --------  --------       ----------   ---       -----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               13,363    18,935    77,756    50,714          122,796    --         1,400,419    1,600,897
   Transfers from other funding
      options                           2,461     3,332     2,356   356,784        3,791,626    --         1,797,349    8,678,938
   Policy surrenders                  (29,409)  (20,677)  (35,011)  (26,722)        (330,664)   --        (2,315,750)    (559,064)
   Transfers to other funding
      options                        (406,971)   (3,489)  (44,592)  (11,810)         (47,336)   --        (2,840,293)  (1,128,560)
   Other receipts (payments)               --        --        --        --           (5,938)   --           (59,991)        (723)
                                    ---------  --------  --------  --------       ----------   ---       -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (420,556)   (1,899)      509   368,966        3,530,484    --        (2,018,266)   8,591,488
                                    ---------  --------  --------  --------       ----------   ---       -----------  -----------
      Net increase (decrease)
         in net assets               (417,871)   46,429    73,512   363,698        3,566,323    --        (1,723,680)   8,815,805
NET ASSETS:
   Beginning of period                417,871   371,442   363,698        --               --    --         8,815,805           --
                                    ---------  --------  --------  --------       ----------   ---       -----------  -----------
   End of period                    $      --  $417,871  $437,210  $363,698       $3,566,323   $--       $ 7,092,125  $ 8,815,805
                                    =========  ========  ========  ========       ==========   ===       ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                                                                      MSF LEHMAN BROTHERS
                                      MSF FI LARGE CAP       MSF FI VALUE LEADERS   AGGREGATE BOND INDEX
                                      INVESTMENT OPTION        INVESTMENT OPTION      INVESTMENT OPTION
                                          (CLASS A)                (CLASS D)              (CLASS A)
                                    ----------------------  ----------------------  ---------------------
                                       2007      2006 (c)      2007      2006 (c)        2007 (e) 2006
                                    ----------  ----------  ----------  ----------       -------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (42,377) $  (34,619) $     (182) $   (7,086)       $   (6) $--
   Net realized gains (losses)         420,134     (37,123)    138,427      (1,597)           --   --
   Change in unrealized gains
      (losses) on investments         (187,940)    165,422    (100,122)     52,413           107   --
                                    ----------  ----------  ----------  ----------        ------  ---
      Net increase (decrease)
         in net assets resulting
         from operations               189,817      93,680      38,123      43,730           101   --
                                    ----------  ----------  ----------  ----------        ------  ---
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               444,672     321,592     221,853     168,622            75   --
   Transfers from other funding
      options                          104,011   6,416,474     191,717   1,309,786         7,369   --
   Policy surrenders                  (734,039)   (556,380)   (109,475)    (74,381)          (75)  --
   Transfers to other funding
      options                         (286,139)   (158,616)   (136,661)    (24,584)           --   --
   Other receipts (payments)           (61,396)    (16,370)    (21,696)       --              --   --
                                    ----------  ----------  ----------  ----------        ------  ---
      Net increase (decrease)
         in net assets resulting
         from policy transactions     (532,891)  6,006,700     145,738   1,379,443         7,369   --
                                    ----------  ----------  ----------  ----------        ------  ---
      Net increase (decrease)
         in net assets                (343,074)  6,100,380     183,861   1,423,173         7,470   --
NET ASSETS:
   Beginning of period               6,100,380          --   1,423,173          --            --   --
                                    ----------  ----------  ----------  ----------        ------  ---
   End of period                    $5,757,306  $6,100,380  $1,607,034  $1,423,173        $7,470  $--
                                    ==========  ==========  ==========  ==========        ======  ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                         MSF METLIFE             MSF METLIFE
                                    AGGRESSIVE ALLOCATION  CONSERVATIVE ALLOCATION
                                      INVESTMENT OPTION       INVESTMENT OPTION
                                          (CLASS B)               (CLASS B)
                                    ---------------------  -----------------------
                                       2007    2006 (c)          2007   2006 (c)
                                     --------  --------        -------  -------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (1,598) $ (1,370)       $  (114) $   (68)
   Net realized gains (losses)         13,535      (984)           101        9
   Change in unrealized gains
      (losses) on investments         (11,189)   15,044            620      601
                                    ---------  --------        -------  -------
      Net increase (decrease)
         in net assets resulting
         from operations                  748    12,690            607      542
                                    ---------  --------        -------  -------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               18,284     7,486          3,003    1,738
   Transfers from other funding
      options                         105,946   279,863            247   10,991
   Policy surrenders                  (45,219)  (30,616)        (1,793)    (897)
   Transfers to other funding
      options                        (108,934)  (40,418)          (134)      --
   Other receipts (payments)               --        --             --       --
                                    ---------  --------        -------  -------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     (29,923)  216,315          1,323   11,832
                                    ---------  --------        -------  -------
      Net increase (decrease)
         in net assets                (29,175)  229,005          1,930   12,374
NET ASSETS:
   Beginning of period                229,005        --         12,374       --
                                    ---------  --------        -------  -------
   End of period                    $ 199,830  $229,005        $14,304  $12,374
                                    =========  ========        =======  =======

                                    MSF METLIFE CONSERVATIVE TO
                                        MODERATE ALLOCATION      MSF METLIFE MODERATE ALLOCATION
                                         INVESTMENT OPTION              INVESTMENT OPTION
                                             (CLASS B)                      (CLASS B)
                                    ---------------------------  -------------------------------
                                           2007    2006 (c)               2007    2006 (c)
                                         --------  --------             --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $   (498) $  (293)             $   (730) $   (76)
   Net realized gains (losses)              1,202       17                   854       16
   Change in unrealized gains
      (losses) on investments               1,867    3,297                    12    2,178
                                         --------  -------              --------  -------
      Net increase (decrease)
         in net assets resulting
         from operations                    2,571    3,021                   136    2,118
                                         --------  -------              --------  -------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                    7,460    4,167                20,067    1,696
   Transfers from other funding
      options                              79,985   56,571                80,279   67,734
   Policy surrenders                      (11,047)  (2,880)              (77,157)    (880)
   Transfers to other funding
      options                              (4,464)      --                  (192)      --
   Other receipts (payments)                   --       --                    --       --
                                         --------  -------              --------  -------
      Net increase (decrease)
         in net assets resulting
         from policy transactions          71,934   57,858                22,997   68,550
                                         --------  -------              --------  -------
      Net increase (decrease)
         in net assets                     74,505   60,879                23,133   70,668
NET ASSETS:
   Beginning of period                     60,879     --                  70,668     --
                                         --------  -------              --------  -------
   End of period                         $135,384  $60,879              $ 93,801  $70,668
                                         ========  =======              ========  =======

   The accompanying notes are an integral part of these financial statements.

                                    MSF METLIFE MODERATE TO
                                     AGGRESSIVE ALLOCATION   MSF METLIFE STOCK INDEX   MSF MFS TOTAL RETURN
                                       INVESTMENT OPTION        INVESTMENT OPTION        INVESTMENT OPTION
                                           (CLASS B)                (CLASS A)                (CLASS F)
                                    -----------------------  -----------------------  ----------------------
                                       2007        2006 (c)      2007 (b)    2006        2007      2006 (c)
                                    ---------      --------    -----------   ----     ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (6,572)     $ (2,900)   $   (62,109)   $--     $   69,635  $  (32,300)
   Net realized gains (losses)         22,771         2,235        (24,099)    --        243,719      11,306
   Change in unrealized gains
      (losses) on investments          11,407        49,308        (76,619)    --       (118,064)    441,304
                                    ---------      --------    -----------    ---     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               27,606        48,643       (162,827)    --        195,290     420,310
                                    ---------      --------    -----------    ---     ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              104,541        64,053        389,824     --        578,170     374,382
   Transfers from other funding
      options                         200,900       692,453     12,624,946     --        234,107   5,742,872
   Policy surrenders                  (86,187)      (27,727)    (2,736,580)    --       (542,143)   (340,954)
   Transfers to other funding
      options                        (161,774)      (46,899)      (263,849)    --       (215,108)   (248,441)
   Other receipts (payments)               --            --        (14,786)    --        (83,753)       (890)
                                    ---------      --------    -----------    ---     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      57,480       681,880      9,999,555     --        (28,727)  5,526,969
                                    ---------      --------    -----------    ---     ----------  ----------
      Net increase (decrease)
         in net assets                 85,086       730,523      9,836,728     --        166,563   5,947,279
NET ASSETS:
   Beginning of period                730,523            --             --     --      5,947,279          --
                                    ---------      --------    -----------    ---     ----------  ----------
   End of period                    $ 815,609      $730,523    $ 9,836,728    $--     $6,113,842  $5,947,279
                                    =========      ========    ===========    ===     ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                    MSF MORGAN STANLEY  MSF MORGAN STANLEY
                                        EAFE INDEX          EAFE INDEX      MSF OPPENHEIMER GLOBAL EQUITY  MSF RUSSELL 2000 INDEX
                                     INVESTMENT OPTION  INVESTMENT OPTION         INVESTMENT OPTION          INVESTMENT OPTION
                                         (CLASS A)          (CLASS B)                  (CLASS A)                  (CLASS A)
                                    ------------------  ------------------  -----------------------------  ----------------------
                                      2007 (e)   2006     2007 (d)  2006          2007         2006           2007 (e)     2006
                                      --------   ----     -------   ----      -----------   -----------      ----------    ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $    (90)  $--     $    (8)   $--      $    52,395   $   (14,436)     $  (14,936)    $--
   Net realized gains (losses)               (1)   --          49     --          418,354         5,613         (14,289)     --
   Change in unrealized gains
      (losses) on investments            (1,302)   --          --     --          299,107       482,703        (174,351)     --
                                       --------   ---     -------    ---      -----------   -----------      ----------     ---
      Net increase (decrease)
         in net assets resulting
         from operations                 (1,393)   --          41     --          769,856       473,880        (203,576)     --
                                       --------   ---     -------    ---      -----------   -----------      ----------     ---
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                    424    --         126     --          479,825        91,746         102,364      --
   Transfers from other funding
      options                           103,575    --       4,119     --          288,130    13,284,824       3,264,512      --
   Policy surrenders                       (730)   --        (181)    --       (2,752,952)     (227,583)       (263,510)     --
   Transfers to other funding
      options                                --    --      (4,105)    --         (810,154)      (40,730)       (133,425)     --
   Other receipts (payments)                 --    --          --     --             (375)         (534)             --      --
                                       --------   ---     -------    ---      -----------   -----------      ----------     ---
      Net increase (decrease)
         in net assets resulting
         from policy transactions       103,269    --         (41)    --       (2,795,526)   13,107,723       2,969,941      --
                                       --------   ---     -------    ---      -----------   -----------      ----------     ---
      Net increase (decrease)
         in net assets                  101,876    --          --     --       (2,025,670)   13,581,603       2,766,365      --
NET ASSETS:
   Beginning of period                       --    --          --     --       13,581,603            --              --      --
                                       --------   ---     -------    ---      -----------   -----------      ----------     ---
   End of period                       $101,876   $--     $    --    $--      $11,555,933   $13,581,603      $2,766,365     $--
                                       ========   ===     =======    ===      ===========   ===========      ==========     ===

   The accompanying notes are an integral part of these financial statements.

                                     MSF T. ROWE PRICE  MSF WESTERN ASSET MANAGEMENT  MSF WESTERN ASSET MANAGEMENT
                                     LARGE CAP GROWTH          HIGH YIELD BOND               U.S. GOVERNMENT
                                     INVESTMENT OPTION        INVESTMENT OPTION             INVESTMENT OPTION
                                         (CLASS B)                (CLASS A)                     (CLASS A)
                                    ------------------  ----------------------------  ----------------------------
                                      2007      2006          2007 (a)  2006 (c)            2007      2006 (c)
                                    --------  --------       ---------  --------         ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $ (1,758) $ (1,158)      $  15,144  $   (580)        $   62,713  $  (14,339)
   Net realized gains (losses)        11,641        14           1,335        75             22,766       5,902
   Change in unrealized gains
      (losses) on investments         10,393    18,333         (10,273)   10,273             20,030     133,098
                                    --------  --------       ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              20,276    17,189           6,206     9,768            105,509     124,661
                                    --------  --------       ---------  --------         ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              53,969    29,699           1,940     4,868            252,191     162,148
   Transfers from other funding
      options                         42,666   215,026             636   141,369            408,978   3,166,333
   Policy surrenders                 (42,878)  (13,263)         (3,940)   (5,193)          (506,328)   (149,910)
   Transfers to other funding
      options                        (50,657)   (4,777)       (155,028)     (626)          (250,181)   (151,688)
   Other receipts (payments)              --        --              --        --            (43,791)         --
                                    --------  --------       ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      3,100   226,685        (156,392)  140,418           (139,131)  3,026,883
                                    --------  --------       ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets                23,376   243,874        (150,186)  150,186            (33,622)  3,151,544
NET ASSETS:
   Beginning of period               243,874        --         150,186        --          3,151,544          --
                                    --------  --------       ---------  --------         ----------  ----------
   End of period                    $267,250  $243,874       $      --  $150,186         $3,117,922  $3,151,544
                                    ========  ========       =========  ========         ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIMCO VIT REAL RETURN  PIMCO VIT TOTAL RETURN
                                       INVESTMENT OPTION       INVESTMENT OPTION
                                    (ADMINISTRATIVE CLASS)  (ADMINISTRATIVE CLASS)
                                    ----------------------  ----------------------
                                       2007 (a)    2006        2007        2006
                                      ---------  --------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   4,162  $  8,969   $   97,072  $   79,938
   Net realized gains (losses)          (21,282)    8,498       (5,078)      7,906
   Change in unrealized gains
      (losses) on investments            24,761   (20,126)      99,882     (21,075)
                                      ---------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  7,641    (2,659)     191,876      66,769
                                      ---------  --------   ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                  6,514     7,364      312,713     337,097
   Transfers from other funding
      options                            28,205   249,484      191,423      71,311
   Policy surrenders                   (108,209)  (37,483)    (208,886)   (272,604)
   Transfers to other funding
      options                          (339,763)   (9,432)    (138,055)    (54,945)
   Other receipts (payments)                 --        --           --          --
                                      ---------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (413,253)  209,933      157,195      80,859
                                      ---------  --------   ----------  ----------
      Net increase (decrease)
         in net assets                 (405,612)  207,274      349,071     147,628
NET ASSETS:
   Beginning of period                  405,612   198,338    2,284,762   2,137,134
                                      ---------  --------   ----------  ----------
   End of period                      $      --  $405,612   $2,633,833  $2,284,762
                                      =========  ========   ==========  ==========

                                    PIONEER MID CAP VALUE VCT  PUTNAM VT DISCOVERY GROWTH
                                        INVESTMENT OPTION           INVESTMENT OPTION
                                           (CLASS II)                  (CLASS IB)
                                    -------------------------  --------------------------
                                          2007      2006              2007     2006
                                        --------  --------          -------  -------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $   (542) $ (2,019)         $  (288) $  (233)
   Net realized gains (losses)            33,721    75,274            3,458    1,217
   Change in unrealized gains
      (losses) on investments            (19,888)  (44,254)            (249)   1,843
                                        --------  --------          -------  -------
      Net increase (decrease)
         in net assets resulting
         from operations                  13,291    29,001            2,921    2,827
                                        --------  --------          -------  -------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                  75,459    52,259            5,480    5,826
   Transfers from other funding
      options                             17,308    12,530              391      129
   Policy surrenders                     (53,273)  (30,663)          (3,132)  (2,936)
   Transfers to other funding
      options                            (18,880)  (54,668)            (180)  (2,633)
   Other receipts (payments)                  --        --               --       --
                                        --------  --------          -------  -------
      Net increase (decrease)
         in net assets resulting
         from policy transactions         20,614   (20,542)           2,559      386
                                        --------  --------          -------  -------
      Net increase (decrease)
         in net assets                    33,905     8,459            5,480    3,213
NET ASSETS:
   Beginning of period                   292,993   284,534           30,429   27,216
                                        --------  --------          -------  -------
   End of period                        $326,898  $292,993          $35,909  $30,429
                                        ========  ========          =======  =======

   The accompanying notes are an integral part of these financial statements.

                                         PUTNAM VT
                                       INTERNATIONAL          PUTNAM VT           VAN KAMPEN
                                           EQUITY          SMALL CAP VALUE      LIT COMSTOCK
                                     INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION
                                         (CLASS IB)           (CLASS IB)          (CLASS II)
                                    -------------------  -------------------  ------------------
                                     2007 (a)    2006     2007 (a)    2006      2007      2006
                                    ---------  --------  ---------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  16,008  $ (1,004) $   2,151  $ (3,422) $  1,964  $    847
   Net realized gains (losses)        243,193    17,393    171,843    71,671    10,679    13,086
   Change in unrealized gains
      (losses) on investments        (209,433)   99,641   (122,081)   33,105   (19,813)   18,446
                                    ---------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               49,768   116,030     51,913   101,354    (7,170)   32,379
                                    ---------  --------  ---------  --------  --------  --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               18,013    60,954     21,402    53,856    43,634    35,774
   Transfers from other funding
      options                          23,615    17,073      1,239    33,595    12,400     1,820
   Policy surrenders                  (11,197)  (30,860)   (24,537)  (28,028)  (42,706)  (19,616)
   Transfers to other funding
      options                        (645,071)  (37,289)  (789,136)  (34,777)   (1,038)   (1,931)
   Other receipts (payments)               --        --         --        --        --        --
                                    ---------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (614,640)    9,878   (791,032)   24,646    12,290    16,047
                                    ---------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets               (564,872)  125,908   (739,119)  126,000     5,120    48,426
NET ASSETS:
   Beginning of period                564,872   438,964    739,119   613,119   250,047   201,621
                                    ---------  --------  ---------  --------  --------  --------
   End of period                    $      --  $564,872  $      --  $739,119  $255,167  $250,047
                                    =========  ========  =========  ========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                        VAN KAMPEN
                                       LIT STRATEGIC                           VANGUARD VIF
                                     GROWTH INVESTMENT     VANGUARD VIF        TOTAL STOCK
                                          OPTION          MID-CAP INDEX        MARKET INDEX      THE MERGER FUND VL
                                         (CLASS I)      INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION
                                    ------------------  ------------------  -------------------  ------------------
                                      2007      2006      2007      2006       2007      2006      2007      2006
                                    --------  --------  --------  --------  ---------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $ (1,463) $ (1,282) $  3,424  $  1,076  $     556  $   (155) $   (913) $   (876)
   Net realized gains (losses)         6,168     1,894    67,063    16,619     16,419     4,799    17,421    11,590
   Change in unrealized gains
      (losses) on investments         22,823     2,428   (39,343)   29,015     (5,716)   12,214   (15,450)    3,845
                                    --------  --------  --------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations              27,528     3,040    31,144    46,710     11,259    16,858     1,058    14,559
                                    --------  --------  --------  --------  ---------  --------  --------  --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              33,391    36,429    35,909    42,109     34,188     5,550    12,798     2,055
   Transfers from other funding
      options                          1,732     1,712   102,205   229,562     75,606   231,752     1,008    14,660
   Policy surrenders                 (20,813)  (19,299)  (85,611)  (20,990)  (113,231)   (4,930)   (3,231)   (3,192)
   Transfers to other funding
      options                        (14,024)   (2,646)  (61,899)  (18,891)    (2,650)     (236)       (5)  (26,548)
   Other receipts (payments)              --        --        --        --         --        --        --        --
                                    --------  --------  --------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions        286    16,196    (9,396)  231,790     (6,087)  232,136    10,570   (13,025)
                                    --------  --------  --------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets                27,814    19,236    21,748   278,500      5,172   248,994    11,628     1,534
NET ASSETS:
   Beginning of period               165,072   145,836   520,177   241,677    297,631    48,637    98,601    97,067
                                    --------  --------  --------  --------  ---------  --------  --------  --------
   End of period                    $192,886  $165,072  $541,925  $520,177  $ 302,803  $297,631  $110,229  $ 98,601
                                    ========  ========  ========  ========  =========  ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Fund UL for Variable Life Insurance (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Company's Board of Directors on November 10, 1983 to support operations of the Company with respect to certain variable life insurance policies (the "Policies"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Investment Options, each of which is treated as an individual accounting entity for financial reporting purposes. Each Investment Option invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

American Funds Insurance Series ("American Funds")
Dreyfus Variable Investment Fund ("Dreyfus VIF")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Goldman Sachs Variable Insurance Trust ("Goldman Sachs")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Pioneer Variable Contracts Trust ("Pioneer")
Putnam Variable Trust ("Putnam VT")
Van Kampen Life Investment Trust ("Van Kampen LIT")
Vanguard Variable Insurance Fund ("Vanguard VIF")
The Merger Fund VL

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Policies is not chargeable with liabilities arising out of any other business the Company may conduct.

Premium payments applied to the Separate Account are invested in one or more Investment Options in accordance with the selection made by the policy owner. The following Investment Options were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Investment Option invests):

American Funds Global Growth Investment Option (Class 2)
American Funds Growth Investment Option (Class 2)
American Funds Growth-Income Investment Option (Class 2)
Dreyfus VIF Appreciation Investment Option (Initial Shares)
Dreyfus VIF Developing Leaders Investment Option (Initial Shares)
Fidelity VIP Contrafund Investment Option (Service Class)
Fidelity VIP Equity-Income Investment Option (Initial Class)
Fidelity VIP Growth Investment Option (Initial Class)
Fidelity VIP High Income Investment Option (Initial Class)
Fidelity VIP Mid Cap Investment Option (Service Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Investment Option (Class 2) FTVIPT Templeton Developing Markets Securities Investment Option (Class 2) FTVIPT Templeton Foreign Securities Investment Option (Class 2)
FTVIPT Templeton Global Income Securities Investment Option (Class 1) Goldman Sachs Capital Growth Investment Option (Institutional Class)
Janus Aspen Global Technology Investment Option (Service Shares)
Janus Aspen Mid Cap Growth Investment Option (Service Shares)
Janus Aspen Worldwide Growth Investment Option (Service Shares)

LMPVET Aggressive Growth Investment Option (Class I)
LMPVET Capital Investment Option
LMPVET Equity Index Investment Option (Class I)
LMPVET Fundamental Value Investment Option (Class I)
LMPVET International All Cap Opportunity Investment Option
LMPVET Investors Investment Option (Class I)
LMPVET Large Cap Growth Investment Option (Class I)
LMPVET Capital and Income Investment Option (Class II)
LMPVIT High Income Investment Option
MIST BlackRock High Yield Investment Option (Class A)
MIST Janus Forty Investment Option (Class A)
MIST Legg Mason Partners Managed Assets Investment Option (Class A)
MIST Loomis Sayles Global Markets Investment Option (Class A)
MIST Lord Abbett Bond Debenture Investment Option (Class A)
MIST Lord Abbett Growth and Income Investment Option (Class B)
MIST Met/AIM Capital Appreciation Investment Option (Class A)
MIST Met/AIM Small Cap Growth Investment Option (Class A)
MIST MFS Emerging Markets Equity Investment Option (Class A)
MIST MFS Research International Investment Option (Class B)
MIST MFS Value Investment Option (Class A)
MIST Neuberger Berman Real Estate Investment Option (Class A)
MIST PIMCO Inflation Protected Bond Investment Option (Class A)
MIST Pioneer Fund Investment Option (Class A)
MIST Pioneer Strategic Income Investment Option (Class A)
MIST Third Avenue Small Cap Value Investment Option (Class B)
MSF BlackRock Aggressive Growth Investment Option (Class D)
MSF BlackRock Diversified Investment Option (Class A)
MSF BlackRock Money Market Investment Option (Class A)
MSF FI Large Cap Investment Option (Class A)
MSF FI Value Leaders Investment Option (Class D)
MSF Lehman Brothers Aggregate Bond Index Investment Option (Class A)
MSF MetLife Aggressive Allocation Investment Option (Class B)
MSF MetLife Conservative Allocation Investment Option (Class B)
MSF MetLife Conservative to Moderate Allocation Investment Option (Class B) MSF MetLife Moderate Allocation Investment Option (Class B)
MSF MetLife Moderate to Aggressive Allocation Investment Option (Class B) MSF MetLife Stock Index Investment Option (Class A)
MSF MFS Total Return Investment Option (Class F)
MSF Morgan Stanley EAFE Index Investment Option (Class A)
MSF Oppenheimer Global Equity Investment Option (Class A)
MSF Russell 2000 Index Investment Option (Class A)
MSF T. Rowe Price Large Cap Growth Investment Option (Class B)
MSF Western Asset Management U.S. Government Investment Option (Class A) PIMCO VIT Total Return Investment Option (Administrative Class)
Pioneer Mid Cap Value VCT Investment Option (Class II)
Putnam VT Discovery Growth Investment Option (Class IB)
Van Kampen LIT Comstock Investment Option (Class II)
Van Kampen LIT Strategic Growth Investment Option (Class I)
Vanguard VIF Mid-Cap Index Investment Option
Vanguard VIF Total Stock Market Index Investment Option
The Merger Fund VL Investment Option

1. ORGANIZATION -- (Concluded)

The following Investment Options ceased operations during the year ended December 31, 2007:

Credit Suisse Trusts Emerging Markets Investment Option Dreyfus Stock Index Investment Option
DWS VIT Small Cap Index Investment Option
Fidelity VIP Asset Manager SM Investment Option
FTVIP Templeton Global Asset Allocation Investment Option LMPVPIII Large Cap Value Investment Option
MetLife Investment Diversified Bond Investment Option
MetLife Investment International Stock Investment Option MetLife Investment Large Company Stock Investment Option MetLife Investment Small Company Stock Investment Option
MSF Western Asset Management High Yield Bond Investment Option PIMCO VIT Real Return Investment Option
Putnam VT International Equity Investment Option
Putnam VT Small Cap Value Investment Option

The operations of the Investment Options were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                                 NEW NAME
--------                                                 --------
Legg Mason Partners Variable International All Cap       Legg Mason Partners Variable International All Cap
   Growth Portfolio                                         Opportunity Portfolio
Janus Capital Appreciation Portfolio                     Janus Forty Portfolio
Legg Mason Partners Variable Multiple Discipline - All   Legg Mason Partners Variable Capital Portfolio
   Cap Growth and Value Portfolio

MERGERS:

OLD NAME                                                 NEW NAME
--------                                                 --------
Legg Mason Partners Variable Large Cap Value Portfolio   Legg Mason Partners Variable Investors Portfolio
Western Asset Management High Yield Bond Portfolio       BlackRock High Yield Portfolio

SUBSTITUTIONS:

OLD NAME                                                 NEW NAME
--------                                                 --------
Emerging Markets Portfolio                               MFS Emerging Markets Equity Portfolio
Dreyfus Stock Index Fund                                 MetLife Stock Index Portfolio
Putnam VT International Equity Portfolio                 MFS Research International Portfolio
DWS Small Cap Index VIP                                  Russell 2000 Index Portfolio
Fidelity Asset ManagerSM Portfolio                       BlackRock Diversified Portfolio
Putnam VT Small Cap Value Fund                           Third Avenue Small Cap Value Portfolio
PIMCO VIT Real Return Portfolio                          PIMCO Inflation Protected Bond Portfolio
Templeton Global Asset Allocation Portfolio              Loomis Sayles Global Markets Portfolio
MetLife Investment International Stock Portfolio         Morgan Stanley EAFE Index Portfolio
MetLife Investment Small Company Stock Portfolio         Russell 2000 Index Portfolio
MetLife Investment Large Company Stock Portfolio         MetLife Stock Index Portfolio
MetLife Investment Diversified Bond Portfolio            Lehman Brother Aggregate Bond Index Portfolio

This report is prepared for the general information of policy owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable life separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Policies. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.

PREMIUM PAYMENTS

The Company deducts a sales charge and a state premium tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain Policies, the Company also deducts a federal income tax charge before amounts are allocated to the Separate Account. The federal income tax charge is imposed in connection with certain Policies to recover a portion of the federal income tax adjustment attributable to policy acquisition expenses. Net premiums are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The policy owner has the opportunity to transfer funds between Investment Options within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes in net assets are primarily policy benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Policies and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution of each contract and the Separate Account.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk   0.20% - 0.85%
Administrative               0.10%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

Policy charges are assessed on a monthly basis and generally include: cost of insurance ("COI") charges, administrative charges, a policy fee, and charges for benefits provided by rider. The COI charge is the primary charge under the policy for the death benefit provided by the Company. Administrative charges range from $0 to $20 for every $1,000 of the policy face amount and are assessed per month for the first 3 to 6 policy years. In addition, a surrender charge is imposed if the policy is partially or fully surrendered within the specified surrender charge period that ranges from $2.04 to $42.20 for every $1,000 of the policy face amount between the first 10 and 15 policy years. These charges are assessed through the redemption of units and are recorded as policy charges in the accompanying statements of changes in net assets.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                               AS OF               FOR THE YEAR ENDED
                                                         DECEMBER 31, 2007         DECEMBER 31, 2007
                                                        -------------------  -----------------------------
                                                                   MARKET       COST OF        PROCEEDS
                                                         SHARES   VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                        -------  ----------  -------------  --------------
American Funds Global Growth Investment Option
   (Class 2) (Cost $1,250,527)                           67,198   1,679,939      340,707         121,427
American Funds Growth Investment Option
   (Class 2) (Cost $2,648,451)                           66,232   4,419,012      810,647         267,655
American Funds Growth-Income Investment Option
   (Class 2) (Cost $3,485,099)                           70,667   2,986,401    1,324,312         284,781
Credit Suisse Trust Emerging Markets Investment Option
   (Cost $0) (a)                                             --          --       30,326         171,737
Dreyfus Stock Index Investment Option
   (Initial Shares) (Cost $0) (a)                            --          --      199,399      12,048,195
Dreyfus VIF Appreciation Investment Option
   (Initial Shares) (Cost $10,329)                          265      11,897        4,008           1,939
Dreyfus VIF Developing Leaders Investment Option
   (Initial Shares) (Cost $519,361)                      14,196     459,112      144,085         124,072
DWS VIT Small Cap Index Investment Option
   (Class A) (Cost $0) (a)                                   --          --      291,407       2,904,748
Fidelity VIP Asset Manager SM Investment Option
   (Initial Class) (Cost $0) (a)                             --          --      245,729       3,898,149
Fidelity VIP Contrafund Investment Option
   (Service Class) (Cost $2,142,130)                     77,558   2,156,104      911,178         223,830
Fidelity VIP Equity-Income Investment Option
   (Initial Class) (Cost $10,821,528)                   472,576  11,299,290    1,463,834       2,106,272
Fidelity VIP Growth Investment Option
   (Initial Class) (Cost $10,202,454)                   273,343  12,333,251      465,234       1,875,313
Fidelity VIP High Income Investment Option
   (Initial Class) (Cost $2,354,745)                    306,320   1,831,792      229,861         265,993
Fidelity VIP Mid Cap Investment Option
   (Service Class 2) (Cost $641,101)                     20,207     719,970      260,577          81,968
FTVIP Templeton Global Asset Allocation
   Investment Option (Class 1) (Cost $0) (a)                 --          --      131,995       6,037,223
FTVIPT Franklin Small-Mid Cap Growth Securities
   Investment Option (Class 2) (Cost $561,874)           30,259     693,242      106,678          68,551
FTVIPT Templeton Developing Markets Securities
   Investment Option (Class 2) (Cost $991,185)           76,271   1,220,338      658,555          74,015
FTVIPT Templeton Foreign Securities Investment Option
   (Class 2) (Cost $1,199,738)                           74,595   1,510,555      401,993          80,647
FTVIPT Templeton Global Income Securities
   Investment Option (Class 1) (Cost $739,450)           53,766     914,024       83,627         117,177
Goldman Sachs Capital Growth Investment Option
   (Institutional Class) (Cost $111,780)                 10,534     134,100       40,664          30,400
Janus Aspen Global Technology Investment Option
   (Service Shares) (Cost $80,792)                       20,577     106,589       18,505          10,561
Janus Aspen Mid Cap Growth Investment Option
   (Service Shares) (Cost $498,300)                      18,844     733,966      118,144         132,799
Janus Aspen Worldwide Growth Investment Option
   (Service Shares) (Cost $457,379)                      15,059     527,510      188,350         100,064
LMPVET Aggressive Growth Investment Option
   (Class I) (Cost $1,438,029)                          109,343   1,783,380      376,751         537,350
LMPVET Capital Investment Option (Cost $171,375)         10,772     169,775       77,724          37,673
LMPVET Equity Index Investment Option
   (Class I) (Cost $4,213,959)                          147,810   4,960,511      539,048       1,107,100
LMPVET Fundamental Value Investment Option
   (Class I) (Cost $3,981,759)                          202,513   4,392,514      551,999       1,178,606
LMPVET International All Cap Opportunity
   Investment Option (Cost $103,607)                      8,991      80,472       76,068           4,459
LMPVET Investors Investment Option
   (Class I) (Cost $1,897,543) (b)                      108,739   1,796,371    2,408,357         503,811

                                                                 AS OF               FOR THE YEAR ENDED
                                                           DECEMBER 31, 2007         DECEMBER 31, 2007
                                                          -------------------  -----------------------------
                                                                     MARKET       COST OF        PROCEEDS
                                                           SHARES   VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                          -------  ----------  -------------  --------------
LMPVET Large Cap Growth Investment Option
   (Class I) (Cost $992,036)                               72,121   1,197,215      173,814         673,031
LMPVET Capital and Income Investment Option
   (Class II) (Cost $269,492)                              19,693     244,790      151,243          49,652
LMPVIT High Income Investment Option (Cost $1,329,390)    169,507   1,130,614      171,369         224,210
LMPVPIII Large Cap Value Investment Option (Cost $0) (a)       --          --       41,221       2,351,924
MIST BlackRock High Yield Investment Option
   (Class A) (Cost $154,408) (b)                           18,434     151,894      158,529           4,055
MIST Janus Forty Investment Option
   (Class A) (Cost $11,083,845)                           150,184  12,586,958    2,411,651       1,624,104
MIST Legg Mason Partners Managed Assets
   Investment Option (Class A) (Cost $3,359,127)          198,282   3,402,522      560,574         419,571
MIST Loomis Sayles Global Markets Investment Option
   (Class A) (Cost $5,499,447) (b)                        499,568   6,634,259    5,964,008         521,272
MIST Lord Abbett Bond Debenture Investment Option
   (Class A) (Cost $392,733)                               32,780     414,008      102,210          19,477
MIST Lord Abbett Growth and Income Investment Option
   (Class B) (Cost $228,616)                                8,321     238,724       64,696          29,325
MIST Met/AIM Capital Appreciation Investment Option
   (Class A) (Cost $3,021,510)                            249,373   3,012,426      152,028         358,937
MIST Met/AIM Small Cap Growth Investment Option
   (Class A) (Cost $319,323)                               22,351     332,130      194,857          53,627
MIST MFS Emerging Markets Equity Investment Option
   (Class A) (Cost $161,293) (b)                           14,016     201,552      188,758          31,602
MIST MFS Research International Investment Option
   (Class B) (Cost $745,586) (b)                           54,556     781,248      812,245          68,788
MIST MFS Value Investment Option
   (Class A) (Cost $249,192)                               17,722     266,546      121,136          73,171
MIST Neuberger Berman Real Estate Investment Option
   (Class A) (Cost $263,243)                               17,245     242,812      161,309         276,740
MIST PIMCO Inflation Protected Bond Investment Option
   (Class A) (Cost $394,494) (b)                           38,802     425,275      611,647         226,644
MIST Pioneer Fund Investment Option
   (Class A) (Cost $326,389)                               23,859     363,372       34,639          80,040
MIST Pioneer Strategic Income Investment Option
   (Class A) (Cost $1,248,883)                            131,362   1,316,247      140,014         399,819
MIST Third Avenue Small Cap Value Investment Option
   (Class B) (Cost $1,036,605)                             60,511     948,806      922,506          79,465
MetLife Investment Diversified Bond Investment Option
   (Class I) (Cost $0) (c)                                     --          --        1,701          19,476
MetLife Investment International Stock Investment Option
   (Class I) (Cost $0) (c)                                     --          --       14,957         106,242
MetLife Investment Large Company Stock Investment Option
   (Class I) (Cost $0) (c)                                     --          --          706          25,258
MetLife Investment Small Company Stock Investment Option
   (Class I) (Cost $0) (c)                                     --          --       75,005         431,634
MSF BlackRock Aggressive Growth Investment Option
   (Class D) (Cost $370,470)                               15,256     437,239       64,623          67,357
MSF BlackRock Diversified Investment Option
   (Class A) (Cost $3,514,777) (b)                        196,178   3,566,522    3,824,971         311,115
MSF BlackRock Money Market Investment Option
   (Class A) (Cost $7,092,607)                             70,926   7,092,607    2,935,266       4,658,842
MSF FI Large Cap Investment Option
   (Class A) (Cost $5,780,237)                            392,750   5,757,719      643,585         812,419
MSF FI Value Leaders Investment Option
   (Class D) (Cost $1,654,849)                              8,209   1,607,140      495,273         217,367

4. STATEMENT OF INVESTMENTS -- (Concluded)

                                                                AS OF               FOR THE YEAR ENDED
                                                          DECEMBER 31, 2007         DECEMBER 31, 2007
                                                         -------------------  -----------------------------
                                                                    MARKET       COST OF        PROCEEDS
                                                          SHARES   VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                         -------  ----------  -------------  --------------
MSF Lehman Brothers Aggregate Bond Index
   Investment Option (Class A) (Cost $7,364) (d)             681       7,470         7,422             59
MSF MetLife Aggressive Allocation Investment Option
   (Class B) (Cost $ 195,990)                             15,848     199,844       122,735        153,844
MSF MetLife Conservative Allocation Investment Option
   (Class B) (Cost $ 13,083)                               1,286      14,305         2,609          1,391
MSF MetLife Conservative to Moderate Allocation
   Investment Option (Class B) (Cost $130,228)            11,743     135,391        85,725         14,186
MSF MetLife Moderate Allocation Investment Option
   (Class B) (Cost $ 91,617)                               7,843      93,807        99,455         77,070
MSF MetLife Moderate to Aggressive Allocation
   Investment Option (Class B) (Cost $754,946)            65,885     815,661       277,689        225,591
MSF MetLife Stock Index Investment Option
   (Class A) (Cost $9,914,017) (b)                       265,876   9,837,398    12,787,947      2,849,831
MSF MFS Total Return Investment Option
   (Class F) (Cost $5,791,015)                            39,845   6,114,255       819,269        574,708
MSF Morgan Stanley EAFE Index Investment Option
   (Class A) (Cost $103,184) (d)                           5,927     101,882       103,844            659
MSF Morgan Stanley EAFE Index Investment Option
   (Class B) (Cost $0) (c)                                    --          --         4,187          4,236
MSF Oppenheimer Global Equity Investment Option
   (Class A) (Cost $10,774,847)                          660,380  11,556,657       638,810      3,181,611
MSF Russell 2000 Index Investment Option
   (Class A) (Cost $2,940,896) (d)                       195,102   2,766,546     3,301,928        346,742
MSF T. Rowe Price Large Cap Growth Investment Option
   (Class B) (Cost $238,541)                              16,297     267,267        86,160         82,598
MSF Western Asset Management High Yield Bond
   Investment Option (Class A) (Cost $0) (a)                  --          --        18,284        158,213
MSF Western Asset Management U.S. Government
   Investment Option (Class A) (Cost $2,964,967)         249,647   3,118,095       610,598        686,959
PIMCO VIT Real Return Investment Option
   (Administrative Class) (Cost $0) (a)                       --          --        37,218        446,329
PIMCO VIT Total Return Investment Option
   (Administrative Class) (Cost $2,578,664)              251,103   2,634,007       519,559        265,221
Pioneer Mid Cap Value VCT Investment Option
   (Class II) (Cost $342,884)                             17,089     326,919       114,362         62,161
Putnam VT Discovery Growth Investment Option
   (Class IB) (Cost $28,426)                               6,046      35,911         7,718          2,599
Putnam VT International Equity Investment Option
   (Class IB) (Cost $0) (a)                                   --          --       131,742        654,303
Putnam VT Small Cap Value Investment Option
   (Class IB) (Cost $0) (a)                                   --          --       109,439        815,478
Van Kampen LIT Comstock Investment Option
   (Class II) (Cost $246,432)                             18,492     255,183        60,099         40,224
Van Kampen LIT Strategic Growth Investment Option
   (Class I) (Cost $147,005)                               5,727     192,900        27,884         29,054
Vanguard VIF Mid-Cap Index Investment Option
   (Cost $539,746)                                        29,169     541,955       189,587        133,950
Vanguard VIF Total Stock Market Index Investment Option
   (Cost $295,779)                                         9,740     302,823       119,234        112,115
The Merger Fund VL Investment Option (Cost $120,901)      11,068     110,237        30,610          3,831

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Policies, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007:

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
American Funds Global Growth                2007     957  1.746 - 1.769     1,680        2.76       0.65 - 0.90        13.87 - 14.06
   Investment Option (Class 2)              2006     879  1.533 - 1.551     1,355        0.88       0.65 - 0.90        19.33 - 19.68
                                            2005     816  1.284 - 1.296     1,053        0.68       0.65 - 0.90        13.02 - 13.39
                                            2004     312  1.135 - 1.144       355        0.45       0.65 - 0.90        12.49 - 12.72
                                            2003     199  1.009 - 1.017       202        0.43       0.65 - 0.90        33.99 - 34.30

American Funds Growth                       2007   3,183  1.382 - 1.400     4,419        0.80       0.65 - 0.90        11.32 - 11.55
   Investment Option (Class 2)              2006   2,984  1.241 - 1.255     3,716        0.85       0.65 - 0.90          9.20 - 9.51
                                            2005   2,653  1.135 - 1.146     3,022        0.79       0.65 - 0.90        15.14 - 15.41
                                            2004   1,300  0.985 - 0.993     1,284        0.19       0.65 - 0.90        11.55 - 11.82
                                            2003     969  0.883 - 0.888       858        0.14       0.65 - 0.90        35.57 - 35.99

American Funds Growth-Income                2007   2,101  1.392 - 1.440     2,986        1.59       0.65 - 0.90          4.10 - 4.35
   Investment Option (Class 2)              2006   1,434  1.337 - 1.380     1,956        1.55       0.65 - 0.90        14.18 - 14.43
                                            2005   1,408  1.171 - 1.206     1,677        1.45       0.65 - 0.90          4.83 - 5.14
                                            2004   1,066  1.117 - 1.147     1,208        0.95       0.65 - 0.90          9.40 - 9.66
                                            2003     869  1.021 - 1.046       899        1.30       0.65 - 0.90        31.23 - 31.57

Credit Suisse Trust Emerging Markets        2007      --  2.355 - 2.431        --          --       0.65 - 0.90          5.03 - 5.10
   Investment Option (a)                    2006      58  2.242 - 2.313       134        0.52       0.65 - 0.90        31.34 - 31.64
                                            2005      71  1.707 - 1.757       124        0.74       0.65 - 0.90        26.73 - 27.13
                                            2004      57  1.347 - 1.382        79        0.36       0.65 - 0.90        23.81 - 24.06
                                            2003      32  1.088 - 1.114        36          --       0.65 - 0.90        41.67 - 41.91

Dreyfus Stock Index Investment Option       2007      --  1.066 - 3.621        --        0.42       0.60 - 0.90          5.52 - 5.67
   (Initial Shares) (a)                     2006   3,571  1.010 - 3.428    11,245        1.66       0.60 - 0.90        14.48 - 14.80
                                            2005   3,788  0.882 - 2.986    10,421        1.62       0.60 - 0.90          3.76 - 4.08
                                            2004   3,901  0.850 - 2.869    10,325        1.83       0.60 - 0.90          9.63 - 9.97
                                            2003   3,806  0.774 - 2.609     9,189        1.49       0.60 - 0.90        27.20 - 27.58

Dreyfus VIF Appreciation                    2007       8  1.557 - 1.571        12        1.44       0.65 - 0.85          6.28 - 6.44
   Investment Option (Initial Shares)       2006       6  1.465 - 1.476         9        1.42       0.65 - 0.85        15.45 - 15.67
                                            2005       5  1.269 - 1.276         6        0.02       0.65 - 0.85          3.51 - 3.74
                                            2004       2  1.226 - 1.230         2        2.00       0.65 - 0.85          4.33 - 4.34
                                            2003      --          1.179        --        1.31              0.65                 3.97

Dreyfus VIF Developing Leaders              2007     428  1.065 - 1.085       459        0.79       0.65 - 0.90    (11.84) - (11.64)
   Investment Option (Initial Shares)       2006     474  1.208 - 1.228       576        0.40       0.65 - 0.90          2.81 - 3.11
                                            2005     495  1.175 - 1.191       585          --       0.65 - 0.90          4.89 - 5.12
                                            2004     497  1.120 - 1.133       560        0.21       0.65 - 0.90        10.34 - 10.64
                                            2003     477  1.015 - 1.024       486        0.04       0.65 - 0.90        30.46 - 30.78

DWS VIT Small Cap Index                     2007      --  1.604 - 1.887        --        0.86       0.60 - 0.90          5.19 - 5.31
   Investment Option (Class A) (a)          2006   1,552  1.524 - 1.792     2,659        0.64       0.60 - 0.90        16.42 - 16.82
                                            2005   1,651  1.309 - 1.534     2,436        0.64       0.60 - 0.90          3.29 - 3.60
                                            2004   1,361  1.266 - 1.481     1,940        0.41       0.60 - 0.90        16.75 - 17.08
                                            2003   1,136  1.084 - 1.265     1,391        0.80       0.60 - 0.90        45.11 - 45.60

Fidelity VIP Asset Manager SM               2007      --  1.164 - 2.170        --        3.09       0.60 - 0.90          4.96 - 5.03
   Investment Option (Initial Class) (a)    2006   1,889  1.109 - 2.066     3,681        2.72       0.60 - 0.90          6.34 - 6.71
                                            2005   2,024  1.042 - 1.936     3,713        2.70       0.60 - 0.90          3.13 - 3.42
                                            2004   2,183  1.010 - 1.872     3,887        2.77       0.60 - 0.90          4.54 - 4.83
                                            2003   2,324  0.966 - 1.786     3,964        3.57       0.60 - 0.90        16.92 - 17.27

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
Fidelity VIP Contrafund Investment Option   2007   1,152  1.842 - 1.892     2,156        0.89       0.65 - 0.90        16.43 - 16.72
   (Service Class)                          2006   1,050  1.582 - 1.621     1,685        1.14       0.65 - 0.90        10.63 - 10.88
                                            2005     850  1.430 - 1.462     1,230        0.16       0.65 - 0.90        15.79 - 16.12
                                            2004     572  1.235 - 1.259       714        0.24       0.65 - 0.90        14.25 - 14.56
                                            2003     438  1.081 - 1.099       477        0.22       0.65 - 0.90        27.18 - 27.49

Fidelity VIP Equity-Income                  2007   3,337  1.530 - 3.559    11,299        1.71       0.60 - 0.90          0.62 - 0.94
   Investment Option (Initial Class)        2006   3,811  1.520 - 3.526    12,821        3.31       0.60 - 0.90        19.12 - 19.48
                                            2005   4,172  1.275 - 2.951    11,809        1.61       0.60 - 0.90          4.91 - 5.20
                                            2004   4,278  1.215 - 2.805    11,573        1.57       0.60 - 0.90        10.54 - 10.87
                                            2003   4,827  1.098 - 2.530    11,859        1.80       0.60 - 0.90        29.16 - 29.54

Fidelity VIP Growth                         2007   3,965  0.912 - 3.353    12,332        0.83       0.60 - 0.90        25.78 - 26.19
   Investment Option (Initial Class)        2006   4,458  0.724 - 2.657    11,054        0.39       0.60 - 0.90          5.85 - 6.22
                                            2005   4,791  0.684 - 2.502    11,280        0.50       0.60 - 0.90          4.89 - 5.17
                                            2004   5,061  0.652 - 2.379    11,395        0.26       0.60 - 0.90          2.44 - 2.81
                                            2003   5,197  0.636 - 2.315    11,488        0.27       0.60 - 0.90        31.68 - 32.06

Fidelity VIP High Income                    2007   1,099  1.141 - 1.712     1,832        7.89       0.60 - 0.90          1.85 - 2.15
   Investment Option (Initial Class)        2006   1,203  1.119 - 1.676     1,966        7.26       0.60 - 0.90        10.21 - 10.63
                                            2005   1,417  1.015 - 1.515     2,102       14.77       0.60 - 0.90          1.80 - 2.09
                                            2004   1,494  0.997 - 1.484     2,175        8.18       0.60 - 0.90          8.58 - 8.88
                                            2003   1,565  0.917 - 1.363     2,098        7.09       0.60 - 0.90        26.13 - 26.56

Fidelity VIP Mid Cap Investment Option      2007     274  2.608 - 2.638       720        0.50       0.65 - 0.90        14.34 - 14.60
   (Service Class 2)                        2006     221  2.281 - 2.302       508        0.14       0.65 - 0.90        11.38 - 11.64
                                            2005     151  2.048 - 2.062       310          --       0.65 - 0.90        16.96 - 17.29
                                            2004      83  1.751 - 1.758       146          --       0.65 - 0.90         4.98 - 23.80
                                            2003       6  1.418 - 1.420         9          --       0.65 - 0.85         2.60 - 14.82

FTVIP Templeton Global Asset Allocation     2007      --  3.333 - 3.453        --          --       0.60 - 0.90          6.05 - 6.18
   Investment Option (Class 1) (a)          2006   1,736  3.143 - 3.252     5,553        7.22       0.60 - 0.90        20.33 - 20.67
                                            2005   1,682  2.612 - 2.695     4,471        3.87       0.60 - 0.90          2.92 - 3.22
                                            2004   1,814  2.538 - 2.611     4,675        2.97       0.60 - 0.90        14.89 - 15.28
                                            2003   1,898  2.209 - 2.265     4,250        2.78       0.60 - 0.90        31.18 - 31.53

FTVIPT Franklin Small-Mid Cap Growth        2007     561  1.223 - 1.254       693          --       0.65 - 0.90        10.28 - 10.48
   Securities Investment Option (Class 2)   2006     566  1.109 - 1.135       634          --       0.65 - 0.90          7.67 - 7.99
                                            2005     520  1.030 - 1.051       540          --       0.65 - 0.90          3.83 - 4.16
                                            2004     395  0.992 - 1.009       395          --       0.65 - 0.90        10.47 - 10.76
                                            2003     291  0.898 - 0.911       263          --       0.65 - 0.90        36.06 - 36.38

FTVIPT Templeton Developing Markets         2007     502  2.420 - 2.442     1,220        1.95       0.65 - 0.90        27.64 - 27.92
   Securities Investment Option (Class 2)   2006     258  1.899 - 1.909       491        0.91       0.65 - 0.85        27.02 - 27.27
                                            2005     102  1.495 - 1.500       153        1.48       0.65 - 0.85        26.37 - 26.58
                                            2004      12  1.183 - 1.185        14        0.69       0.65 - 0.85        23.18 - 27.89

FTVIPT Templeton Foreign Securities         2007     633  2.374 - 2.402     1,510        1.83       0.65 - 0.90        14.41 - 14.71
   Investment Option (Class 2)              2006     523  2.075 - 2.094     1,088        1.20       0.65 - 0.90        20.36 - 20.69
                                            2005     430  1.724 - 1.735       742        1.20       0.65 - 0.90         9.24 - 10.44
                                            2004      65  1.580 - 1.585       103        0.80       0.65 - 0.85        17.47 - 17.76
                                            2003       5  1.345 - 1.346         7          --       0.65 - 0.85         3.30 - 14.76

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
FTVIPT Templeton Global Income              2007     366  2.470 - 2.564       914        2.84       0.60 - 0.90        10.27 - 10.61
   Securities Investment Option (Class 1)   2006     388  2.240 - 2.318       878        3.13       0.60 - 0.90        12.11 - 12.47
                                            2005     435  1.998 - 2.061       876        6.55       0.60 - 0.90      (3.76) - (3.51)
                                            2004     448  2.076 - 2.136       939       11.48       0.60 - 0.90        14.07 - 14.41
                                            2003     499  1.820 - 1.867       916        7.92       0.60 - 0.90        21.58 - 22.03

Goldman Sachs Capital Growth                2007     101  1.324 - 1.337       134        0.20       0.65 - 0.90          9.14 - 9.41
   Investment Option (Institutional Class)  2006      92  1.213 - 1.222       112        0.12       0.65 - 0.90         7.71 - 12.21
                                            2005      83  1.128 - 1.133        94        0.14       0.65 - 0.85          1.99 - 2.53
                                            2004      97          1.106       108        0.83              0.85                 8.22
                                            2003      70          1.022        71          --              0.85                 2.20

Janus Aspen Global Technology               2007     211  0.501 - 0.516       107        0.35       0.60 - 0.90        20.53 - 20.90
   Investment Option (Service Shares)       2006     191  0.415 - 0.427        80          --       0.60 - 0.90          6.89 - 7.29
                                            2005     274  0.388 - 0.398       107          --       0.60 - 0.90        10.42 - 11.02
                                            2004     450  0.351 - 0.359       159          --       0.60 - 0.90        (0.28) - 0.00
                                            2003     400  0.352 - 0.359       142          --       0.60 - 0.90        45.31 - 45.49

Janus Aspen Mid Cap Growth                  2007   1,063  0.682 - 0.707       734        0.07       0.60 - 0.90        20.71 - 21.06
   Investment Option (Service Shares)       2006   1,081  0.565 - 0.584       619          --       0.60 - 0.90        12.13 - 12.60
                                            2005   1,055  0.503 - 0.519       537          --       0.60 - 0.90        11.09 - 11.37
                                            2004   1,082  0.452 - 0.466       496          --       0.60 - 0.90        19.26 - 19.95
                                            2003     912  0.379 - 0.389       350          --       0.60 - 0.90        33.68 - 34.14

Janus Aspen Worldwide Growth                2007     682  0.761 - 0.793       527        0.60       0.60 - 0.90          8.40 - 8.66
   Investment Option (Service Shares)       2006     574  0.702 - 0.730       410        1.65       0.60 - 0.90        16.81 - 17.38
                                            2005     540  0.601 - 0.623       330        1.19       0.60 - 0.90          4.70 - 4.88
                                            2004     629  0.574 - 0.594       366        0.93       0.60 - 0.90          3.52 - 3.93
                                            2003     611  0.554 - 0.572       342        0.85       0.60 - 0.90        22.57 - 23.08

LMPVET Aggressive Growth                    2007   1,597  1.066 - 1.132     1,783          --       0.65 - 0.90          0.57 - 0.80
   Investment Option (Class I)              2006   1,731  1.060 - 1.123     1,922          --       0.65 - 0.90          7.83 - 8.08
                                            2005   1,530  0.983 - 1.039     1,573          --       0.65 - 0.90        10.57 - 11.00
                                            2004   1,409  0.889 - 0.936     1,309          --       0.65 - 0.90          8.95 - 9.22
                                            2003     932  0.816 - 0.857       794          --       0.65 - 0.90        33.33 - 33.70

LMPVET Capital Investment Option            2007     139  1.220 - 1.231       170        0.42       0.65 - 0.90          0.91 - 1.15
                                            2006     114  1.209 - 1.217       139        0.67       0.65 - 0.90        12.66 - 12.89
                                            2005      83  1.073 - 1.078        89        0.51       0.65 - 0.90          4.37 - 7.30
                                            2004      30  1.029 - 1.031        31        0.50       0.65 - 0.85          3.94 - 6.07

LMPVET Equity Index                         2007   4,576  1.052 - 1.179     4,960        1.73       0.60 - 0.90          4.26 - 4.52
   Investment Option (Class I)              2006   5,340  1.009 - 1.128     5,535        1.66       0.60 - 0.90        14.40 - 14.75
                                            2005   5,459  0.882 - 0.983     4,944        1.60       0.60 - 0.90          3.54 - 3.91
                                            2004   4,572  0.851 - 0.946     3,944        1.92       0.60 - 0.90          9.52 - 9.87
                                            2003   3,928  0.777 - 0.861     3,098        1.41       0.60 - 0.90        27.06 - 27.37

LMPVET Fundamental Value                    2007   2,049  1.468 - 3.019     4,392        1.15       0.60 - 0.90          0.38 - 0.67
   Investment Option (Class I)              2006   2,371  1.462 - 2.999     5,221        1.59       0.60 - 0.90        15.77 - 16.11
                                            2005   2,557  1.262 - 2.583     5,036        0.96       0.60 - 0.90          3.81 - 4.15
                                            2004   2,520  1.215 - 2.480     4,844        0.67       0.60 - 0.90          7.24 - 7.59
                                            2003   2,267  1.132 - 2.305     4,186        0.68       0.60 - 0.90        37.38 - 37.78

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
LMPVET International All Cap                2007      64  1.257 - 1.274        80        1.13       0.65 - 0.85          5.45 - 5.64
   Opportunity Investment Option            2006      39  1.192 - 1.206        47        2.29       0.65 - 0.85        24.82 - 25.10
                                            2005      37  0.955 - 0.964        36        1.42       0.65 - 0.85        10.79 - 10.93
                                            2004      37  0.862 - 0.869        32        0.99       0.65 - 0.85        16.80 - 17.12
                                            2003      34  0.738 - 0.742        25        1.18       0.65 - 0.85        26.37 - 26.62

LMPVET Investors
   Investment Option (Class I) (b)          2007     921  1.338 - 2.371     1,796        1.09       0.60 - 0.90      (2.22) - (2.02)

LMPVET Large Cap Growth                     2007   1,287  0.925 - 0.948     1,197        0.04       0.60 - 0.90          4.28 - 4.65
   Investment Option (Class I)              2006   1,814  0.887 - 0.906     1,622        0.16       0.60 - 0.90          3.71 - 4.03
                                            2005   1,935  0.855 - 0.872     1,667        0.14       0.60 - 0.90          4.27 - 4.57
                                            2004   2,033  0.820 - 0.834     1,678        0.39       0.60 - 0.90      (0.61) - (0.24)
                                            2003   1,658  0.825 - 0.836     1,374        0.03       0.60 - 0.90        46.28 - 46.67

LMPVET Capital and Income                   2007     202  1.211 - 1.220       245        1.26       0.65 - 0.85          4.40 - 4.63
   Investment Option (Class II)             2006     150  1.160 - 1.166       174        1.22       0.65 - 0.85          9.64 - 9.79
                                            2005     142  1.058 - 1.062       150        2.02       0.65 - 0.85          3.32 - 3.61
                                            2004      16  1.024 - 1.025        17        1.87       0.65 - 0.85          3.43 - 5.45

LMPVIT High Income                          2007     746  1.307 - 1.690     1,131        8.42       0.60 - 0.90      (0.61) - (0.29)
   Investment Option                        2006     841  1.315 - 1.695     1,278        7.54       0.60 - 0.90         9.99 - 10.35
                                            2005     940  1.195 - 1.536     1,294        8.32       0.60 - 0.90          1.71 - 1.99
                                            2004     894  1.174 - 1.506     1,216        8.34       0.60 - 0.90          9.40 - 9.77
                                            2003     867  1.072 - 1.372     1,094        8.57       0.60 - 0.90        26.42 - 26.80

LMPVPIII Large Cap Value                    2007      --  1.368 - 2.420        --        0.38       0.60 - 0.90          5.36 - 5.45
   Investment Option (a)                    2006   1,133  1.298 - 2.295     2,195        1.25       0.60 - 0.90        17.22 - 17.57
                                            2005   1,240  1.107 - 1.952     2,035        1.55       0.60 - 0.90          5.52 - 5.86
                                            2004   1,384  1.048 - 1.844     2,135        1.93       0.60 - 0.90          9.62 - 9.98
                                            2003   1,338  0.956 - 1.677     1,902        1.80       0.60 - 0.90        26.43 - 26.85

MIST BlackRock High Yield
   Investment Option (Class A) (b)          2007      31          4.916       152          --              0.49               (1.99)

MIST Janus Forty                            2007   2,497  0.961 - 6.503    12,586        0.17       0.60 - 0.90        29.28 - 29.67
   Investment Option (Class A)              2006   2,717  0.743 - 5.015    10,643          --       0.60 - 0.90          3.02 - 3.21

MIST Legg Mason Partners Managed            2007     929  1.278 - 4.900     3,402        2.43       0.60 - 0.90          5.38 - 5.69
   Assets Investment Option (Class A)       2006     962  1.212 - 4.636     3,426          --       0.60 - 0.90          6.21 - 6.43

MIST Loomis Sayles Global Markets
   Investment Option (Class A) (b)          2007   1,627  3.999 - 4.151     6,634          --       0.60 - 0.90        19.98 - 20.21

MIST Lord Abbett Bond Debenture             2007     299  1.375 - 1.393       414        5.12       0.65 - 0.90          5.90 - 6.17
   Investment Option (Class A)              2006     250  1.297 - 1.312       327          --       0.65 - 0.90          5.25 - 5.47

MIST Lord Abbett Growth and Income          2007     135  1.766 - 1.786       239        0.82       0.65 - 0.90          2.79 - 3.00
   Investment Option (Class B)              2006     120  1.718 - 1.734       207          --       0.65 - 0.90          8.04 - 8.24

MIST Met/AIM Capital Appreciation           2007   2,020  0.799 - 1.743     3,012        0.09       0.60 - 0.90        10.95 - 11.30
   Investment Option (Class A)              2006   2,173  0.720 - 1.566     2,884        0.18       0.60 - 0.90      (0.79) - (0.54)

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
MIST Met/AIM Small Cap Growth               2007     227  1.457 - 1.469       332          --       0.60 - 0.90        10.38 - 10.78
   Investment Option (Class A)              2006     133  1.320 - 1.326       176          --       0.60 - 0.90        (0.30) - 7.84

MIST MFS Emerging Markets Equity
   Investment Option (Class A) (b)          2007      66  2.962 - 3.063       202          --       0.65 - 0.90        25.77 - 26.00

MIST MFS Research International
   Investment Option (Class B) (b)          2007     462  1.668 - 2.211       781          --       0.60 - 0.90        (0.27) - 5.16

MIST MFS Value                              2007     192  1.384 - 1.395       267          --       0.60 - 0.90          6.71 - 6.98
   Investment Option (Class A)              2006     159  1.297 - 1.304       206        1.52       0.60 - 0.90        11.04 - 11.27

MIST Neuberger Berman Real Estate           2007     153  1.578 - 1.592       243        1.31       0.65 - 0.90    (15.52) - (15.36)
   Investment Option (Class A)              2006     249  1.868 - 1.881       467          --       0.65 - 0.90        22.25 - 22.46

MIST PIMCO Inflation Protected Bond
   Investment Option (Class A) (b)          2007     388  1.094 - 1.103       425          --       0.60 - 0.90          6.73 - 6.99

MIST Pioneer Fund                           2007     172  1.659 - 2.238       363        0.87       0.60 - 0.90          4.05 - 4.38
   Investment Option (Class A)              2006     194  1.594 - 2.144       393          --       0.60 - 0.90          8.03 - 8.23

MIST Pioneer Strategic Income               2007     814  1.600 - 1.651     1,316        0.70       0.60 - 0.90          5.68 - 6.00
   Investment Option (Class A)              2006     979  1.514 - 1.558     1,496        4.80       0.60 - 0.90          4.10 - 4.28

MIST Third Avenue Small Cap Value           2007     541  1.745 - 1.765       949        0.30       0.65 - 0.90      (9.59) - (3.66)
   Investment Option (Class B)              2006     109  1.819 - 1.832       200          --       0.65 - 0.85          2.23 - 2.25

MetLife Investment Diversified Bond         2007      --          2.192        --        3.20              0.60                 3.79
   Investment Option (Class I) (c)          2006       8          2.112        18        4.12              0.60                 3.68
                                            2005       8          2.037        16        3.29              0.60                 1.49
                                            2004       9          2.007        17        3.37              0.60                 3.99
                                            2003       8          1.930        16        3.99              0.60                 4.95

MetLife Investment International Stock      2007      --          2.666        --        2.44              0.60                 7.94
   Investment Option (Class I) (c)          2006      38          2.470        94        1.86              0.60                25.76
                                            2005      41          1.964        80        1.24              0.60                13.99
                                            2004      45          1.723        77        1.33              0.60                14.11
                                            2003      50          1.510        76        0.78              0.60                29.28

MetLife Investment Large Company Stock      2007      --          2.381        --        1.17              0.60                 5.03
   Investment Option (Class I) (c)          2006      10          2.267        24        0.95              0.60                11.90
                                            2005      11          2.026        22        1.07              0.60                 6.07
                                            2004      14          1.910        27        0.85              0.60                 9.33
                                            2003      15          1.747        27        0.64              0.60                27.43

MetLife Investment Small Company Stock      2007      --          2.965        --        0.27              0.60                 0.47
   Investment Option (Class I) (c)          2006     142          2.951       418        0.13              0.60                12.98
                                            2005     142          2.612       371        0.11              0.60                 6.61
                                            2004     149          2.450       364        0.11              0.60                14.27
                                            2003     154          2.144       331        0.12              0.60                42.18

MSF BlackRock Aggressive Growth             2007     558  0.781 - 0.791       437          --       0.65 - 0.90        19.33 - 19.67
   Investment Option (Class D)              2006     555  0.654 - 0.661       364          --       0.65 - 0.90      (1.94) - (1.78)

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
MSF BlackRock Diversified
   Investment Option (Class A) (b)          2007   1,735  1.174 - 2.192     3,566          --       0.60 - 0.90          0.81 - 1.02

MSF BlackRock Money Market                  2007   4,273  1.176 - 2.076     7,092        4.95       0.60 - 0.90          4.11 - 4.46
   Investment Option (Class A)              2006   5,928  1.129 - 1.988     8,816        3.29       0.60 - 0.90          2.73 - 2.95

MSF FI Large Cap                            2007   3,333  0.750 - 2.167     5,757        0.16       0.60 - 0.90          3.01 - 3.29
   Investment Option (Class A)              2006   3,618  0.728 - 2.098     6,100          --       0.60 - 0.90          1.81 - 2.09

MSF FI Value Leaders                        2007   1,202  1.317 - 1.352     1,607        0.79       0.65 - 0.90          3.13 - 3.44
   Investment Option (Class D)              2006   1,100  1.277 - 1.307     1,423          --       0.65 - 0.90          3.07 - 3.24

MSF Lehman Brothers Aggregate Bond
   Index Investment Option (Class A) (d)    2007       3          2.223         7          --              0.60                 1.41

MSF MetLife Aggressive Allocation           2007     154  1.297 - 1.308       200        0.07       0.60 - 0.90          2.29 - 2.67
   Investment Option (Class B)              2006     181  1.268 - 1.274       229          --       0.60 - 0.90         6.38 - 10.06

MSF MetLife Conservative Allocation         2007      13  1.141 - 1.148        14          --       0.65 - 0.90          4.67 - 4.84
   Investment Option (Class B)              2006      11  1.090 - 1.095        12          --       0.65 - 0.90          4.61 - 4.89

MSF MetLife Conservative to Moderate        2007     114  1.180 - 1.190       135          --       0.60 - 0.90          3.87 - 4.20
   Allocation Investment Option (Class B)   2006      53  1.136 - 1.142        61          --       0.60 - 0.90          5.19 - 5.45

MSF MetLife Moderate Allocation             2007      86  1.096 - 1.101        94        0.01       0.60 - 0.90        (1.26) - 3.68
   Investment Option (Class B)              2006      67  1.060 - 1.062        71          --       0.60 - 0.85          2.91 - 6.63

MSF MetLife Moderate to Aggressive          2007     652  1.247 - 1.257       816        0.03       0.60 - 0.90          2.89 - 3.20
   Allocation Investment Option (Class B)   2006     601  1.212 - 1.218       731          --       0.60 - 0.90          6.22 - 6.47

MSF MetLife Stock Index
   Investment Option (Class A) (b)          2007   3,007  1.054 - 3.587     9,837          --       0.58 - 0.90      (1.17) - (0.94)

MSF MFS Total Return                        2007   2,881  1.571 - 2.777     6,114        1.96       0.60 - 0.90          3.24 - 3.58
   Investment Option (Class F)              2006   2,857  1.521 - 2.681     5,947          --       0.60 - 0.90          7.42 - 7.61

MSF Morgan Stanley EAFE Index
   Investment Option (Class A) (d)          2007     101  1.010 - 1.012       102          --       0.60 - 0.90      (1.37) - (1.36)

MSF Morgan Stanley EAFE Index
   Investment Option (Class B) (c)          2007      --          1.024        --          --              0.90               (2.10)

MSF Oppenheimer Global Equity               2007   3,125  1.731 - 3.791    11,556        1.17       0.60 - 0.90          5.55 - 5.86
   Investment Option (Class A)              2006   3,886  1.639 - 3.581    13,582          --       0.59 - 0.89          3.54 - 3.62

MSF Russell 2000 Index
   Investment Option (Class A) (d)          2007   1,648  1.485 - 1.750     2,766          --       0.60 - 0.90      (7.48) - (7.26)

MSF T. Rowe Price Large Cap Growth          2007     256  1.040 - 1.054       267        0.17       0.65 - 0.85          8.22 - 8.44
   Investment Option (Class B)              2006     253  0.961 - 0.972       244          --       0.65 - 0.85          7.74 - 7.88

MSF Western Asset Management High Yield     2007      --          5.016        --       10.11              0.60                 4.15
   Bond Investment Option (Class A) (a)     2006      31          4.816       150          --              0.60                 6.95

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
MSF Western Asset Management U.S.           2007   1,694  1.489 - 2.145     3,118        2.76       0.45 - 0.75          3.61 - 3.87
   Government Investment Option (Class A)   2006   1,758  1.437 - 2.065     3,152          --       0.45 - 0.75          3.96 - 4.19

PIMCO VIT Real Return Investment Option     2007      --  1.024 - 1.031        --        1.55       0.60 - 0.90          2.20 - 2.39
   (Administrative Class) (a)               2006     405  1.002 - 1.007       406        4.35       0.60 - 0.90        (0.20) - 0.10
                                            2005     198  1.004 - 1.006       198        1.93       0.60 - 0.90          0.40 - 0.60

PIMCO VIT Total Return Investment Option    2007   1,882  1.377 - 1.418     2,634        4.80       0.65 - 0.90          7.75 - 8.08
   (Administrative Class)                   2006   1,762  1.278 - 1.312     2,285        4.42       0.65 - 0.90          2.90 - 3.14
                                            2005   1,700  1.242 - 1.272     2,137        3.46       0.65 - 0.90          1.55 - 1.84
                                            2004   1,327  1.223 - 1.249     1,640        1.89       0.65 - 0.90          3.94 - 4.17
                                            2003   1,181  1.176 - 1.199     1,403        2.79       0.65 - 0.90          4.07 - 4.35

Pioneer Mid Cap Value VCT                   2007     191  1.694 - 1.718       327        0.57       0.65 - 0.90          4.44 - 4.63
   Investment Option (Class II)             2006     179  1.622 - 1.642       293          --       0.65 - 0.90        11.25 - 11.55
                                            2005     194  1.458 - 1.472       285        0.20       0.65 - 0.90          6.66 - 6.98
                                            2004     166  1.367 - 1.376       228        0.27       0.65 - 0.90        20.65 - 20.91
                                            2003     126  1.133 - 1.138       143        0.22       0.65 - 0.90        26.73 - 36.29

Putnam VT Discovery Growth                  2007      35          1.028        36          --              0.85                 9.36
   Investment Option (Class IB)             2006      32  0.940 - 0.951        30          --       0.65 - 0.85        10.07 - 10.32
                                            2005      32  0.854 - 0.862        27          --       0.65 - 0.85          6.35 - 6.55
                                            2004      29  0.803 - 0.809        24          --       0.65 - 0.85          6.64 - 6.87
                                            2003      33  0.753 - 0.757        25          --       0.65 - 0.85        30.96 - 31.20

Putnam VT International Equity              2007      --  1.588 - 1.647        --        2.94       0.65 - 0.90          8.47 - 8.58
   Investment Option (Class IB) (a)         2006     383  1.464 - 1.518       565        0.62       0.65 - 0.90        26.61 - 26.82
                                            2005     377  1.156 - 1.199       439        1.43       0.65 - 0.90        11.22 - 11.57
                                            2004     368  1.039 - 1.078       385        1.45       0.65 - 0.90        15.17 - 15.45
                                            2003     338  0.902 - 0.936       307        0.72       0.65 - 0.90        27.35 - 27.61

Putnam VT Small Cap Value                   2007      --  1.848 - 1.872        --        0.55       0.65 - 0.90          7.05 - 7.16
   Investment Option (Class IB) (a)         2006     427  1.726 - 1.747       739        0.31       0.65 - 0.90        16.23 - 16.54
                                            2005     412  1.485 - 1.499       613        0.15       0.65 - 0.90          6.07 - 6.31
                                            2004     230  1.400 - 1.410       323        0.32       0.65 - 0.90        25.11 - 25.44
                                            2003     193  1.119 - 1.124       216        0.21       0.65 - 0.90       (1.41) - 48.68

Van Kampen LIT Comstock                     2007     150  1.697 - 1.713       255        1.56       0.65 - 0.85      (3.14) - (2.95)
   Investment Option (Class II)             2006     142  1.752 - 1.765       250        1.19       0.65 - 0.85        15.04 - 15.28
                                            2005     132  1.523 - 1.531       202        0.35       0.65 - 0.85          3.25 - 3.45
                                            2004      34  1.475 - 1.480        51          --       0.65 - 0.85        10.90 - 15.99

Van Kampen LIT Strategic Growth             2007     205  0.938 - 0.951       193        0.04       0.65 - 0.85        15.95 - 16.26
   Investment Option (Class I)              2006     204  0.809 - 0.818       165          --       0.65 - 0.85          2.02 - 2.12
                                            2005     184  0.793 - 0.801       146        0.26       0.65 - 0.85          7.02 - 7.23
                                            2004     183  0.741 - 0.747       136          --       0.65 - 0.85          6.01 - 6.41
                                            2003     139  0.699 - 0.702        97          --       0.65 - 0.85        26.40 - 26.49

Vanguard VIF Mid-Cap Index                  2007     383  1.407 - 1.418       542        1.27       0.60 - 0.90          5.23 - 5.51
   Investment Option                        2006     387  1.337 - 1.344       520        0.94       0.60 - 0.90        12.73 - 13.05
                                            2005     203  1.186 - 1.189       242          --       0.60 - 0.90          4.23 - 8.75

5. FINANCIAL HIGHLIGHTS -- (Concluded)

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------  -----------------------------------------------
                                                          UNIT VALUE (1)             INVESTMENT(2)EXPENSE RATIO(3)     TOTAL RETURN
                                                   UNITS    LOWEST TO    NET ASSETS    INCOME       LOWEST TO           (LOWEST TO
                                                  (000s)   HIGHEST ($)    ($000s)     RATIO (%)    HIGHEST (%)          HIGHEST (%)
                                                  ------  -------------  ----------  ------------ ---------------     --------------
Vanguard VIF Total Stock Market Index       2007     227  1.330 - 1.341       303        0.98       0.60 - 0.90          4.23 - 4.52
   Investment Option                        2006     233  1.276 - 1.283       298        0.60       0.60 - 0.90        14.44 - 14.86
                                            2005      44  1.115 - 1.117        49          --       0.60 - 0.90          1.58 - 3.00

The Merger Fund VL Investment Option        2007      86  1.277 - 1.288       110          --       0.65 - 0.90          1.19 - 1.42
                                            2006      78  1.262 - 1.270        99          --       0.65 - 0.90        15.55 - 15.77
                                            2005      89  1.092 - 1.097        97          --       0.65 - 0.90          1.95 - 3.60
                                            2004       5          1.055         6          --              0.85                 5.50

(1) The Company sells a number of variable life products which have unique combinations of features and fees that are charged against the policy owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Option from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Investment Option is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Investment Option invests.


(3) These amounts represent the annualized policy expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range from minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual policy total returns are not within the ranges presented.

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

6.   SCHEDULES OF UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006


                                      AMERICAN FUNDS                               AMERICAN FUNDS
                                      GLOBAL GROWTH      AMERICAN FUNDS GROWTH     GROWTH-INCOME
                                    INVESTMENT OPTION      INVESTMENT OPTION     INVESTMENT OPTION
                                        (CLASS 2)              (CLASS 2)              (CLASS 2)
                                   --------------------  ---------------------  ---------------------
                                     2007        2006       2007        2006       2007        2006
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units beginning of year              879,195    816,334   2,983,965  2,653,169   1,433,500  1,407,714
Units issued and transferred from
   other funding options             181,254    203,468     524,110    620,698     964,506    359,162
Units redeemed and transferred to
   other funding options            (103,451)  (140,607)   (324,756)  (289,902)   (296,875)  (333,376)
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units end of year                    956,998    879,195   3,183,319  2,983,965   2,101,131  1,433,500
                                   =========  =========  ==========  =========  ==========  =========

                                       DREYFUS VIF              DWS VIT          FIDELITY VIP ASSET
                                    DEVELOPING LEADERS      SMALL CAP INDEX          MANAGER SM
                                    INVESTMENT OPTION      INVESTMENT OPTION      INVESTMENT OPTION
                                     (INITIAL SHARES)          (CLASS A)           (INITIAL CLASS)
                                   --------------------  ---------------------  ---------------------
                                     2007        2006     2007 (a)      2006     2007 (a)      2006
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units beginning of year              473,595    494,897   1,552,349  1,651,365   1,889,265  2,023,983
Units issued and transferred from
   other funding options              74,110     98,758      84,999    193,861      42,257    141,067
Units redeemed and transferred to
   other funding options            (119,564)  (120,060) (1,637,348)  (292,877) (1,931,522)  (275,785)
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units end of year                    428,141    473,595          --  1,552,349          --  1,889,265
                                   =========  =========  ==========  =========  ==========  =========

                                                                                        FTVIP
                                       FIDELITY VIP           FIDELITY VIP         TEMPLETON GLOBAL
                                        HIGH INCOME              MID CAP           ASSET ALLOCATION
                                    INVESTMENT OPTION      INVESTMENT OPTION      INVESTMENT OPTION
                                      (INITIAL CLASS)      (SERVICE CLASS 2)          (CLASS 1)
                                   --------------------  ---------------------  ---------------------
                                      2007       2006       2007        2006     2007 (a)      2006
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units beginning of year            1,202,633  1,417,328     221,441    150,767   1,735,690  1,682,486
Units issued and transferred from
   other funding options             104,012    129,331      96,502    117,919      66,525    224,876
Units redeemed and transferred to
   other funding options            (207,577)  (344,026)    (43,761)   (47,245) (1,802,215)  (171,672)
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units end of year                  1,099,068  1,202,633     274,182    221,441          --  1,735,690
                                   =========  =========  ==========  =========  ==========  =========

                                          FTVIPT
                                     TEMPLETON GLOBAL    GOLDMAN SACHS CAPITAL   JANUS ASPEN GLOBAL
                                    INCOME SECURITIES            GROWTH              TECHNOLOGY
                                    INVESTMENT OPTION      INVESTMENT OPTION      INVESTMENT OPTION
                                        (CLASS 1)        (INSTITUTIONAL CLASS)    (SERVICE SHARES)
                                   --------------------  ---------------------  ---------------------
                                      2007       2006       2007        2006       2007        2006
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units beginning of year              388,041    434,918      92,120     83,320     191,464    273,830
Units issued and transferred from
   other funding options              38,024     52,421      30,857     32,186      46,798     68,874
Units redeemed and transferred to
   other funding options             (60,282)   (99,298)    (21,865)   (23,386)    (27,334)  (151,240)
                                   ---------  ---------  ----------  ---------  ----------  ---------
Units end of year                    365,783    388,041     101,112     92,120     210,928    191,464
                                   =========  =========  ==========  =========  ==========  =========


                                                                                    DREYFUS VIF
                                   CREDIT SUISSE TRUST    DREYFUS STOCK INDEX      APPRECIATION
                                     EMERGING MARKETS      INVESTMENT OPTION     INVESTMENT OPTION
                                    INVESTMENT OPTION      (INITIAL SHARES)       (INITIAL SHARES)
                                   --------------------  ---------------------  --------------------
                                    2007 (a)     2006     2007 (a)     2006        2007      2006
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units beginning of year               58,192     70,952   3,570,898  3,787,516      6,314      5,097
Units issued and transferred from
   other funding options              13,838     14,056     106,921    286,327      2,777      2,780
Units redeemed and transferred to
   other funding options             (72,030)   (26,816) (3,677,819)  (502,945)    (1,453)    (1,563)
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units end of year                         --     58,192          --  3,570,898      7,638      6,314
                                   =========  =========  ==========  =========  =========  =========

                                       FIDELITY VIP           FIDELITY VIP
                                        CONTRAFUND           EQUITY-INCOME      FIDELITY VIP GROWTH
                                    INVESTMENT OPTION      INVESTMENT OPTION     INVESTMENT OPTION
                                      (SERVICE CLASS)       (INITIAL CLASS)        (INITIAL CLASS)
                                   --------------------  ---------------------  --------------------
                                      2007       2006       2007       2006       2007       2006
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units beginning of year            1,049,986    849,521   3,811,407  4,172,390  4,458,254  4,791,221
Units issued and transferred from
   other funding options             271,364    291,994     241,188    297,782    356,496    454,837
Units redeemed and transferred to
   other funding options            (169,629)   (91,529)   (715,770)  (658,765)  (849,292)  (787,804)
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units end of year                  1,151,721  1,049,986   3,336,825  3,811,407  3,965,458  4,458,254
                                   =========  =========  ==========  =========  =========  =========

                                     FTVIPT FRANKLIN       FTVIPT TEMPLETON            FTVIPT
                                      SMALL-MID CAP          DEVELOPING          TEMPLETON FOREIGN
                                    GROWTH SECURITIES     MARKETS SECURITIES        SECURITIES
                                    INVESTMENT OPTION     INVESTMENT OPTION      INVESTMENT OPTION
                                        (CLASS 2)              (CLASS 2)             (CLASS 2)
                                   --------------------  ---------------------  --------------------
                                      2007       2006       2007        2006       2007       2006
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units beginning of year              565,726    519,887     257,789    102,051    523,066    429,622
Units issued and transferred from
   other funding options              57,983    112,017     293,305    182,559    160,180    122,433
Units redeemed and transferred to
   other funding options             (62,734)   (66,178)    (49,520)   (26,821)   (49,824)   (28,989)
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units end of year                    560,975    565,726     501,574    257,789    633,422    523,066
                                   =========  =========  ==========  =========  =========  =========


                                   JANUS ASPEN MID CAP   JANUS ASPEN WORLDWIDE         LMPVET
                                         GROWTH                 GROWTH           AGGRESSIVE GROWTH
                                    INVESTMENT OPTION      INVESTMENT OPTION     INVESTMENT OPTION
                                     (SERVICE SHARES)       (SERVICE SHARES)          (CLASS I)
                                   --------------------  ---------------------  --------------------
                                      2007       2006       2007        2006       2007       2006
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units beginning of year            1,081,353  1,054,710     574,475    539,891  1,731,471  1,529,813
Units issued and transferred from
   other funding options             201,340    207,418     255,177    120,358    416,973    411,788
Units redeemed and transferred to
   other funding options            (219,898)  (180,775)   (147,489)   (85,774)  (551,217)  (210,130)
                                   ---------  ---------  ----------  ---------  ---------  ---------
Units end of year                  1,062,795  1,081,353     682,163    574,475  1,597,227  1,731,471
                                   =========  =========  ==========  =========  =========  =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006




                                                                             LMPVET FUNDAMENTAL
                                    LMPVET CAPITAL    LMPVET EQUITY INDEX          VALUE
                                      INVESTMENT       INVESTMENT OPTION     INVESTMENT OPTION
                                        OPTION             (CLASS I)             (CLASS I)
                                   ----------------  ---------------------  --------------------
                                    2007     2006       2007        2006       2007       2006
                                   -------  -------  ----------  ---------  ---------  ---------
Units beginning of year            114,422   82,619   5,339,672  5,459,451  2,371,132  2,556,785
Units issued and transferred from
   other funding options            59,709   70,451     254,728    251,189    275,091    346,025
Units redeemed and transferred to
   other funding options           (35,618) (38,648) (1,018,412)  (370,968)  (596,827)  (531,678)
                                   -------  -------  ----------  ---------  ---------  ---------
Units end of year                  138,513  114,422   4,575,988  5,339,672  2,049,396  2,371,132
                                   =======  =======  ==========  =========  =========  =========


                                     LMPVET CAPITAL
                                       AND INCOME                                LMPVPIII
                                   INVESTMENT OPTION  LMPVIT HIGH INCOME     LARGE CAP VALUE
                                       (CLASS II)      INVESTMENT OPTION    INVESTMENT OPTION
                                   -----------------  ------------------  ---------------------
                                    2007      2006      2007      2006     2007 (a)      2006
                                   -------  --------  --------  --------  ----------  ---------
Units beginning of year            149,895   142,057   840,680   939,924   1,132,579  1,240,181
Units issued and transferred from
   other funding options            98,390   211,745    85,608   132,378      37,731    136,583
Units redeemed and transferred to
   other funding options           (46,783) (203,907) (180,489) (231,622) (1,170,310)  (244,185)
                                   -------  --------  --------  --------  ----------  ---------
Units end of year                  201,502   149,895   745,799   840,680          --  1,132,579
                                   =======  ========  ========  ========  ==========  =========

                                     MIST LOOMIS        MIST LORD        MIST LORD
                                    SAYLES GLOBAL      ABBETT BOND      ABBETT GROWTH
                                       MARKETS          DEBENTURE        AND INCOME
                                      INVESTMENT       INVESTMENT        INVESTMENT
                                        OPTION           OPTION            OPTION
                                      (CLASS A)         (CLASS A)        (CLASS B)
                                   ---------------  ----------------  ----------------
                                    2007 (b)  2006    2007    2006     2007     2006
                                   ---------  ----  -------  -------  -------  -------
Units beginning of year                   --    --  250,190       --  120,029       --
Units issued and transferred from
   other funding options           1,786,383    --   69,709  270,870   33,299  132,515
Units redeemed and transferred to
   other funding options            (159,047)   --  (21,064) (20,680) (18,674) (12,486)
                                   ---------  ----  -------  -------  -------  -------
Units end of year                  1,627,336    --  298,835  250,190  134,654  120,029
                                   =========  ====  =======  =======  =======  =======

                                      MIST MFS
                                      RESEARCH                              MIST
                                   INTERNATIONAL    MIST MFS VALUE    NEUBERGERBERMAN
                                     INVESTMENT       INVESTMENT        REAL ESTATE
                                       OPTION           OPTION       INVESTMENT OPTION
                                     (CLASS B)        (CLASS A)          (CLASS A)
                                   --------------  ----------------  -----------------
                                   2007 (b)  2006   2007      2006     2007     2006
                                   --------  ----  -------  -------  --------  -------
Units beginning of year                  --    --  158,685       --   249,380       --
Units issued and transferred from
   other funding options            507,213    --   90,810  196,303    70,963  258,525
Units redeemed and transferred to
   other funding options            (44,961)   --  (57,626) (37,618) (167,100)  (9,145)
                                   --------  ----  -------  -------  --------  -------
Units end of year                   462,252    --  191,869  158,685   153,243  249,380
                                   ========  ====  =======  =======  ========  =======


                                       LMPVET
                                    INTERNATIONAL       LMPVET
                                       ALL CAP        INVESTORS            LMPVET
                                     OPPORTUNITY      INVESTMENT      LARGE CAP GROWTH
                                     INVESTMENT         OPTION        INVESTMENT OPTION
                                       OPTION         (CLASS I)           (CLASS I)
                                   --------------  ---------------  --------------------
                                    2007    2006    2007 (b)  2006    2007       2006
                                   ------  ------  ---------  ----  ---------  ---------
Units beginning of year            39,442  37,487         --    --  1,813,546  1,934,688
Units issued and transferred from
   other funding options           29,211   5,757  1,184,556    --    242,806    212,476
Units redeemed and transferred to
   other funding options           (4,768) (3,802)  (263,474)   --   (769,683)  (333,618)
                                   ------  ------  ---------   ---  ---------  ---------
Units end of year                  63,885  39,442    921,082    --  1,286,669  1,813,546
                                   ======  ======  =========   ===  =========  =========

                                   MIST BLACKROCK                             MIST LEGG
                                     HIGH YIELD                            MASON PARTNERS
                                     INVESTMENT      MIST JANUS FORTY      MANAGED ASSETS
                                       OPTION       INVESTMENT OPTION     INVESTMENT OPTION
                                     (CLASS A)          (CLASS A)             (CLASS A)
                                   --------------  --------------------  -------------------
                                   2007 (b)  2006     2007       2006      2007      2006
                                   --------  ----  ---------  ---------  --------  ---------
Units beginning of year                  --    --  2,717,037         --   962,442         --
Units issued and transferred from
   other funding options             32,109    --    370,198  3,079,551   132,179  1,153,220
Units redeemed and transferred to
   other funding options             (1,212)   --   (590,403)  (362,514) (166,087)  (190,778)
                                   --------  ----  ---------  ---------  --------  ---------
Units end of year                    30,897    --  2,496,832  2,717,037   928,534    962,442
                                   ========  ====  =========  =========  ========  =========

                                                           MIST MET/AIM       MIST MFS
                                                             SMALL CAP        EMERGING
                                   MIST MET/AIM CAPITAL       GROWTH       MARKETS EQUITY
                                       APPRECIATION         INVESTMENT       INVESTMENT
                                    INVESTMENT OPTION         OPTION           OPTION
                                        (CLASS A)            (CLASS A)        (CLASS A)
                                   --------------------  ----------------  --------------
                                     2007        2006     2007     2006    2007 (b)  2006
                                   ---------  ---------  -------  -------  --------  ----
Units beginning of year            2,172,553         --  133,082       --        --    --
Units issued and transferred from
   other funding options             217,305  2,429,863  135,519  157,482    78,410    --
Units redeemed and transferred to
   other funding options            (370,185)  (257,310) (41,296) (24,400)  (11,970)   --
                                   ---------  ---------  -------  -------   -------   ---
Units end of year                  2,019,673  2,172,553  227,305  133,082    66,440    --
                                   =========  =========  =======  =======   =======   ===

                                     MIST PIMCO
                                      INFLATION          MIST
                                   PROTECTED BOND    PIONEER FUND        MIST PIONEER
                                     INVESTMENT       INVESTMENT      STRATEGIC INCOME
                                       OPTION           OPTION        INVESTMENT OPTION
                                      (CLASS A)        (CLASS A)          (CLASS A)
                                   --------------  ----------------  -------------------
                                   2007 (b)  2006    2007     2006     2007      2006
                                   --------  ----  -------  -------  --------  ---------
Units beginning of year                  --    --  194,297       --   978,760         --
Units issued and transferred from
   other funding options            603,036    --   21,258  262,752   114,037  1,079,103
Units redeemed and transferred to
   other funding options           (214,959)   --  (43,196) (68,455) (279,041)  (100,343)
                                   --------  ----  -------  -------  --------  ---------
Units end of year                   388,077    --  172,359  194,297   813,756    978,760
                                   ========  ====  =======  =======  ========  =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                           METLIFE           METLIFE
                                                         INVESTMENT         INVESTMENT
                                   MIST THIRD AVENUE  DIVERSIFIED BOND    INTERNATIONAL
                                    SMALL CAP VALUE      INVESTMENT      STOCK INVESTMENT
                                   INVESTMENT OPTION       OPTION             OPTION
                                       (CLASS B)          (CLASS I)         (CLASS I)
                                   -----------------  ----------------  -----------------
                                     2007     2006    2007 (c)   2006   2007 (c)    2006
                                   -------  --------  --------  ------  --------  -------
Units beginning of year            109,378       --     8,383   8,018    38,222   40,809
Units issued and transferred from
   other funding options           483,641  111,187       641     700     2,079    3,023
Units redeemed and transferred to
   other funding options           (51,857)  (1,809)   (9,024)   (335)  (40,301)  (5,610)
                                   -------  -------    ------   -----   -------   ------
Units end of year                  541,162  109,378        --   8,383        --   38,222
                                   =======  =======    ======   =====   =======   ======

                                    MSF BLACKROCK
                                     DIVERSIFIED      MSF BLACKROCK MONEY
                                      INVESTMENT            MARKET            MSF FI LARGE CAP
                                        OPTION         INVESTMENT OPTION      INVESTMENT OPTION
                                      (CLASS A)            (CLASS A)              (CLASS A)
                                   ---------------  ----------------------  --------------------
                                    2007 (b)  2006     2007        2006        2007       2006
                                   ---------  ----  ----------  ----------  ---------  ---------
Units beginning of year                   --   --    5,928,403          --  3,617,617         --
Units issued and transferred from
   other funding options           1,915,392   --    1,991,582   7,089,062    335,756  4,062,476
Units redeemed and transferred to
   other funding options            (180,240)  --   (3,646,626) (1,160,659)  (620,662)  (444,859)
                                   ---------  ---   ----------  ----------  ---------  ---------
Units end of year                  1,735,152   --    4,273,359   5,928,403  3,332,711  3,617,617
                                   =========  ===   ==========  ==========  =========  =========

                                                     MSF METLIFE
                                     MSF METLIFE   CONSERVATIVE TO    MSF METLIFE
                                    CONSERVATIVE       MODERATE         MODERATE
                                     ALLOCATION       ALLOCATION       ALLOCATION
                                     INVESTMENT       INVESTMENT       INVESTMENT
                                       OPTION           OPTION           OPTION
                                      (CLASS B)       (CLASS B)        (CLASS B)
                                   --------------  ---------------  ---------------
                                    2007    2006     2007    2006     2007    2006
                                   ------  ------  -------  ------  -------  ------
Units beginning of year            11,342      --   53,448      --   66,570      --
Units issued and transferred from
   other funding options            2,904  12,193   73,890  56,091   90,295  67,416
Units redeemed and transferred to
   other funding options           (1,725)   (851) (13,231) (2,643) (71,293)   (846)
                                   ------  ------  -------  ------  -------  ------
Units end of year                  12,521  11,342  114,107  53,448   85,572  66,570
                                   ======  ======  =======  ======  =======  ======

                                     MSF MORGAN      MSF MORGAN
                                    STANLEY EAFE    STANLEY EAFE            MSF
                                        INDEX           INDEX       OPPENHEIMER GLOBAL
                                     INVESTMENT      INVESTMENT            EQUITY
                                       OPTION          OPTION        INVESTMENT OPTION
                                      (CLASS A)       (CLASS B)          (CLASS A)
                                   --------------  --------------  --------------------
                                   2007 (d)  2006  2007 (c)  2006     2007       2006
                                   --------  ----  --------  ----  ---------  ---------
Units beginning of year                 --    --        --    --   3,885,807         --
Units issued and transferred from
   other funding options           101,365    --     4,188    --     211,490  3,962,946
Units redeemed and transferred to
   other funding options              (716)   --    (4,188)   --    (972,184)   (77,139)
                                   -------    --    ------    --   ---------  ---------
Units end of year                  100,649    --        --    --   3,125,113  3,885,807
                                   =======    ==    ======    ==   =========  =========

                                        METLIFE            METLIFE         MSF BLACKROCK
                                    INVESTMENT LARGE   INVESTMENT SMALL      AGGRESSIVE
                                     COMPANY STOCK      COMPANY STOCK          GROWTH
                                   INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                       (CLASS I)          (CLASS I)          (CLASS D)
                                   -----------------  -----------------  -----------------
                                   2007 (c)    2006   2007 (c)    2006     2007      2006
                                   --------  -------  --------  -------  --------  -------
Units beginning of year             10,398   11,036    141,608  142,219   554,527       --
Units issued and transferred from
   other funding options               219      299      5,147    7,994   110,538  616,320
Units redeemed and transferred to
   other funding options           (10,617)    (937)  (146,755)  (8,605) (107,163) (61,793)
                                   -------   ------   --------  -------  --------  -------
Units end of year                       --   10,398         --  141,608   557,902  554,527
                                   =======   ======   ========  =======  ========  =======

                                                           MSF LEHMAN
                                                            BROTHERS
                                                         AGGREGATE BOND     MSF METLIFE
                                                              INDEX          AGGRESSIVE
                                   MSF FI VALUE LEADERS    INVESTMENT        ALLOCATION
                                     INVESTMENT OPTION       OPTION      INVESTMENT OPTION
                                         (CLASS D)          (CLASS A)        (CLASS B)
                                   --------------------  --------------  -----------------
                                      2007       2006    2007 (d)  2006    2007      2006
                                   ---------  ---------  --------  ----  --------  -------
Units beginning of year            1,099,525         --      --     --    180,598       --
Units issued and transferred from
   other funding options             298,226  1,180,363   3,394     --     91,535  241,127
Units redeemed and transferred to
   other funding options            (195,693)   (80,838)    (34)    --   (118,253) (60,529)
                                   ---------  ---------   -----    ---   --------  -------
Units end of year                  1,202,058  1,099,525   3,360     --    153,880  180,598
                                   =========  =========   =====    ===   ========  =======

                                      MSF METLIFE
                                      MODERATE TO       MSF METLIFE
                                       AGGRESSIVE       STOCK INDEX
                                       ALLOCATION        INVESTMENT    MSF MFS TOTAL RETURN
                                   INVESTMENT OPTION       OPTION        INVESTMENT OPTION
                                       (CLASS B)         (CLASS A)           (CLASS F)
                                   -----------------  ---------------  --------------------
                                     2007      2006    2007 (b)  2006     2007       2006
                                   --------  -------  ---------  ----  ---------  ---------
Units beginning of year             600,905       --         --   --   2,856,691         --
Units issued and transferred from
   other funding options            244,449  664,682  3,889,218   --     439,411  3,153,640
Units redeemed and transferred to
   other funding options           (193,656) (63,777)  (882,274)  --    (414,800)  (296,949)
                                   --------  -------  ---------  ---   ---------  ---------
Units end of year                   651,698  600,905  3,006,944   --   2,881,302  2,856,691
                                   ========  =======  =========  ===   =========  =========

                                                       MSF T. ROWE       MSF WESTERN
                                     MSF RUSSELL     PRICE LARGE CAP  ASSET MANAGEMENT
                                      2000 INDEX         GROWTH        HIGH YIELD BOND
                                      INVESTMENT       INVESTMENT        INVESTMENT
                                        OPTION           OPTION            OPTION
                                      (CLASS A)         (CLASS B)         (CLASS A)
                                   ---------------  ----------------  ----------------
                                    2007 (d)  2006    2007     2006   2007 (a)   2006
                                   ---------  ----  -------  -------  --------  ------
Units beginning of year                   --   --   253,175       --   31,183       --
Units issued and transferred from
   other funding options           1,877,529   --    93,214  273,430      525   32,452
Units redeemed and transferred to
   other funding options            (229,883)  --   (90,299) (20,255) (31,708)  (1,269)
                                   ---------  ---   -------  -------  -------   ------
Units end of year                  1,647,646   --   256,090  253,175       --   31,183
                                   =========  ===   =======  =======  =======   ======

6.   SCHEDULES OF UNITS -- (Concluded)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                     MSF WESTERN ASSET       PIMCO VIT            PIMCO VIT
                                        MANAGEMENT          TOTAL RETURN         REAL RETURN
                                      U.S. GOVERNMENT    INVESTMENT OPTION    INVESTMENT OPTION
                                     INVESTMENT OPTION    (ADMINISTRATIVE      (ADMINISTRATIVE
                                          (CLASS A)            CLASS)               CLASS)
                                   --------------------  -----------------  --------------------
                                      2007       2006    2007 (a)    2006      2007       2006
                                   ---------  ---------  --------  -------  ---------  ---------
Units beginning of year            1,757,692         --   404,690  197,521  1,762,474  1,699,718
Units issued and transferred from
   other funding options             363,163  1,944,315    34,455  254,662    381,515    320,620
Units redeemed and transferred to
  other funding options             (426,955)  (186,623) (439,145) (47,493)  (262,051)  (257,864)
                                   ---------  ---------  --------  -------  ---------  ---------
Units end of year                  1,693,900  1,757,692        --  404,690  1,881,938  1,762,474
                                   =========  =========  ========  =======  =========  =========

                                                                             VAN KAMPEN
                                       PUTNAM VT         VAN KAMPEN        LIT STRATEGIC
                                    SMALL CAP VALUE     LIT COMSTOCK          GROWTH
                                   INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                      (CLASS IB)         (CLASS II)          (CLASS I)
                                   -----------------  -----------------  -----------------
                                   2007 (a)    2006     2007     2006      2007     2006
                                   --------  -------  -------  -------   -------  -------
Units beginning of year             426,503  411,678  142,464  132,238   203,701  183,576
Units issued and transferred from
   other funding options             12,806   54,056   31,084   23,647    40,291   47,840
Units redeemed and transferred to
   other funding options           (439,309) (39,231) (23,632) (13,421)  (38,670) (27,715)
                                   --------  -------  -------  -------   -------  -------
Units end of year                        --  426,503  149,916  142,464   205,322  203,701
                                   ========  =======  =======  =======   =======  =======

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period April 30, 2007 to December 31, 2007.

(c) For the period January 1, 2007 to November 9, 2007.

(d) For the period November 12, 2007 to December 31, 2007.

                                                                             PUTNAM VT
                                      PIONEER MID         PUTNAM VT        INTERNATIONAL
                                     CAP VALUE VCT    DISCOVERY GROWTH        EQUITY
                                   INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                      (CLASS II)         (CLASS IB)          (CLASS IB)
                                   -----------------  -----------------  -----------------
                                     2007     2006       2007    2006    2007 (a)    2006
                                   -------  -------     ------  ------   --------  -------
Units beginning of year            179,266  194,078     32,362  31,855    383,058  377,122
Units issued and transferred from
   other funding options            52,840   42,335      5,827   6,707     27,884   60,339
Units redeemed and transferred to
  other funding options            (40,739) (57,147)    (3,276) (6,200)  (410,942) (54,403)
                                   -------  -------     ------  ------   --------  -------
Units end of year                  191,367  179,266     34,913  32,362         --  383,058
                                   =======  =======     ======  ======   ========  =======

                                                        VANGUARD VIF        THE MERGER
                                     VANGUARD VIF        TOTAL STOCK          FUND VL
                                     MID-CAP INDEX      MARKET INDEX        INVESTMENT
                                   INVESTMENT OPTION  INVESTMENT OPTION       OPTION
                                   -----------------  -----------------  ---------------
                                     2007     2006      2007     2006     2007     2006
                                   --------  -------  -------  -------   ------  -------
Units beginning of year             387,429  203,405  232,853   43,587   78,082   88,826
Units issued and transferred from
   other funding options             97,234  216,184   81,650  193,571   10,600   14,784
Units redeemed and transferred to
   other funding options           (101,710) (32,160) (87,306)  (4,305)  (2,472) (25,528)
                                   --------  -------  -------  -------   ------  -------
Units end of year                   382,953  387,429  227,197  232,853   86,210   78,082
                                   ========  =======  =======  =======   ======  =======

7. SUBSEQUENT EVENT

Subject to regulatory approval of certain state insurance departments, the Company anticipates combining four registered variable life separate accounts with and into the Separate Account (the "Combination"). The Combination will result in the elimination of overlapping Investment Options and have no impact to the number of units or accumulation unit values of the policy owners' interest in the Investment Options. There will be no changes in the Company's obligations or the rights and benefits of any policy owners under the Policies. The Combination is expected to be effective on or about November 24, 2008.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Owners of
MetLife of CT Fund UL II for Variable Life Insurance and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Fund UL II for Variable Life Insurance (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Investment Options listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Investment Options listed in Appendix B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Investment Options constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008
(November 18, as to Note 7)

                                   APPENDIX A

American Funds Growth-Income Investment Option (Class 2)
American Funds Global Growth Investment Option (Class 2)
American Funds Growth Investment Option (Class 2)
Dreyfus VIF Appreciation Investment Option (Initial Shares)
Dreyfus VIF Developing Leaders Investment Option (Initial Shares)
Fidelity VIP Contrafund Investment Option (Service Class)
Fidelity VIP Equity Income Investment Option (Initial Class)
Fidelity VIP Growth Investment Option (Initial Class)
Fidelity VIP High Income Investment Option (Initial Class)
Fidelity VIP Mid Cap Investment Option (Service Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Investment Option (Class 2) FTVIPT Templeton Developing Markets Securities Investment Option (Class 2) FTVIPT Templeton Foreign Securities Investment Option (Class 2)
FTVIPT Templeton Global Income Securities Investment Option (Class 1) Goldman Sachs Capital Growth Investment Option (Institutional Class)
Janus Aspen Global Technology Investment Option (Service Shares)
Janus Aspen Mid Cap Growth Investment Option (Service Shares)
Janus Aspen Worldwide Growth Investment Option (Service Shares)
LMPVET Aggressive Growth Investment Option (Class I)
LMPVET Capital Investment Option
LMPVET Capital and Income Investment Option (Class II)
LMPVET Equity Index Investment Option (Class I)
LMPVET Fundamental Value Investment Option (Class I)
LMPVET International All Cap Opportunity Investment Option
LMPVET Investors Investment Option (Class I)
LMPVET Large Cap Growth Investment Option (Class I)
LMPVIT High Income Investment Option
MIST Janus Forty Investment Option (Class A)
MIST Legg Mason Partners Managed Assets Investment Option (Class A)
MIST Loomis Sayles Global Markets Investment Option (Class A)
MIST Lord Abbett Bond Debenture Investment Option (Class A)
MIST Lord Abbett Growth and Income Investment Option (Class B)
MIST Met/AIM Capital Appreciation Investment Option (Class A)
MIST Met/AIM Small Cap Growth Investment Option (Class A)
MIST MFS Emerging Markets Equity Investment Option (Class A)
MIST MFS Research International Investment Option (Class B)
MIST MFS Value Investment Option (Class A)
MIST Neuberger Berman Real Estate Investment Option (Class A)
MIST PIMCO Inflation Protected Bond Investment Option (Class A)
MIST Pioneer Fund Investment Option (Class A)
MIST Pioneer Strategic Income Investment Option (Class A)
MIST Third Avenue Small Cap Value Investment Option (Class B)
MSF BlackRock Aggressive Growth Investment Option (Class D)
MSF BlackRock Diversified Investment Option (Class A)
MSF BlackRock Money Market Investment Option (Class A)
MSF FI Large Cap Investment Option (Class A)
MSF FI Value Leaders Investment Option (Class D)
MSF MetLife Aggressive Allocation Investment Option (Class B)
MSF MetLife Conservative Allocation Investment Option (Class B)
MSF MetLife Conservative to Moderate Allocation Investment Option (Class B) MSF MetLife Moderate Allocation Investment Option (Class B)
MSF MetLife Moderate to Aggressive Allocation Investment Option (Class B) MSF MetLife Stock Index Investment Option (Class A)
MSF MFS Total Return Investment Option (Class F)
MSF Morgan Stanley EAFE Index Investment Option (Class A)
MSF Oppenheimer Global Equity Investment Option (Class A)
MSF Russell 2000 Index Investment Option (Class A)
MSF T. Rowe Price Large Cap Growth Investment Option (Class B)

                            APPENDIX A

MSF Western Asset Management U.S. Government Investment Option (Class A) PIMCO VIT Total Return Investment Option (Administrative Class)
Pioneer Mid Cap Value VCT Investment Option (Class II)
Putnam VT Discovery Growth Investment Option (Class IB)
The Merger Fund VL Investment Option
Van Kampen LIT Comstock Investment Option (Class II)
Van Kampen LIT Strategic Growth Investment Option (Class I)
Vanguard VIF Mid-Cap Index Investment Option
Vanguard VIF Total Stock Market Index Investment Option

                                   APPENDIX B

Credit Suisse Trust Emerging Markets Investment Option
Dreyfus Stock Index Investment Option (Initial Shares)
DWS VIT Small Cap Index VIP Investment Option (Class A)
Fidelity VIP Asset Manager SM Investment Option (Initial Class)
FTVIP Templeton Global Asset Allocation Investment Option (Class 1) LMPVPIII Large Cap Value Investment Option
MSF Morgan Stanley EAFE Index Investment Option (Class B)
PIMCO VIT Real Return Investment Option (Administrative Class)
Putnam VT International Equity Investment Option (Class IB)
Putnam VT Small Cap Value Investment Option (Class IB)

              METLIFE OF CT FUND UL II FOR VARIABLE LIFE INSURANCE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                                    AMERICAN FUNDS     AMERICAN FUNDS      AMERICAN FUNDS        DREYFUS VIF
                                    GLOBAL GROWTH          GROWTH           GROWTH-INCOME        APPRECIATION
                                  INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION
                                      (CLASS 2)           (CLASS 2)           (CLASS 2)        (INITIAL SHARES)
                                  -----------------   -----------------   -----------------   -----------------
ASSETS:
   Investments at fair value         $18,451,698         $53,236,326         $25,952,312           $949,369
   Due from MetLife Insurance
      Company of Connecticut                  --                  --                  --                 --
                                     -----------         -----------         -----------           --------
         Total Assets                 18,451,698          53,236,326          25,952,312            949,369
                                     -----------         -----------         -----------           --------
LIABILITIES:
   Other payables
      Insurance charges                    1,206               3,480               1,699                 63
      Administrative charges                  48                 183                  53                  5
      Due to MetLife Insurance
         Company of Connecticut               --                  --                  --                 --
                                     -----------         -----------         -----------           --------
         Total Liabilities                 1,254               3,663               1,752                 68
                                     -----------         -----------         -----------           --------
NET ASSETS                           $18,450,444         $53,232,663         $25,950,560           $949,301
                                     ===========         ===========         ===========           ========

   The accompanying notes are an integral part of these financial statements.

                                    DREYFUS VIF        FIDELITY VIP       FIDELITY VIP        FIDELITY VIP
                                 DEVELOPING LEADERS     CONTRAFUND        EQUITY INCOME          GROWTH
                                 INVESTMENT OPTION   INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                  (INITIAL SHARES)    (SERVICE CLASS)    (INITIAL CLASS)    (INITIAL CLASS)
                                 ------------------  -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value         $7,086,003         $22,731,117        $12,098,735        $15,923,177
   Due from MetLife Insurance
      Company of Connecticut                 --                  --                 --                 --
                                     ----------         -----------        -----------        -----------
         Total Assets                 7,086,003          22,731,117         12,098,735         15,923,177
                                     ----------         -----------        -----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                     463               1,505                796              1,050
      Administrative charges                 32                  89                 81                110
      Due to MetLife Insurance
         Company of Connecticut              --                  --                 --                 --
                                     ----------         -----------        -----------        -----------
         Total Liabilities                  495               1,594                877              1,160
                                     ----------         -----------        -----------        -----------
NET ASSETS                           $7,085,508         $22,729,523        $12,097,858        $15,922,017
                                     ==========         ===========        ===========        ===========

   The accompanying notes are an integral part of these financial statements.

                                                                        FTVIPT FRANKLIN
                                   FIDELITY VIP        FIDELITY VIP      SMALL-MID CAP
                                    HIGH INCOME          MID CAP       GROWTH SECURITIES
                                 INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                  (INITIAL CLASS)   (SERVICE CLASS 2)      (CLASS 2)
                                 -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value         $2,003,122         $9,489,702         $6,964,292
   Due from MetLife Insurance
      Company of Connecticut                 --                 --                 --
                                     ----------         ----------         ----------
         Total Assets                 2,003,122          9,489,702          6,964,292
                                     ----------         ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                     126                612                460
      Administrative charges                 12                 19                 23
      Due to MetLife Insurance
         Company of Connecticut              --                 --                 --
                                     ----------         ----------         ----------
         Total Liabilities                  138                631                483
                                     ----------         ----------         ----------
NET ASSETS                           $2,002,984         $9,489,071         $6,963,809
                                     ==========         ==========         ==========

                                        FTVIPT                                  FTVIPT
                                 TEMPLETON DEVELOPING   FTVIPT TEMPLETON   TEMPLETON GLOBAL
                                  MARKETS SECURITIES   FOREIGN SECURITIES  INCOME SECURITIES
                                  INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION
                                      (CLASS 2)            (CLASS 2)           (CLASS 1)
                                 --------------------  ------------------  -----------------
ASSETS:
   Investments at fair value          $7,115,038           $23,603,822          $858,708
   Due from MetLife Insurance
      Company of Connecticut                  --                    --                --
                                      ----------           -----------          --------
         Total Assets                  7,115,038            23,603,822           858,708
                                      ----------           -----------          --------
LIABILITIES:
   Other payables
      Insurance charges                      452                 1,550                56
      Administrative charges                  15                    88                 7
      Due to MetLife Insurance
         Company of Connecticut               --                    --                --
                                      ----------           -----------          --------
         Total Liabilities                   467                 1,638                63
                                      ----------           -----------          --------
NET ASSETS                            $7,114,571           $23,602,184          $858,645
                                      ==========           ===========          ========

   The accompanying notes are an integral part of these financial statements.

                                     GOLDMAN SACHS         JANUS ASPEN        JANUS ASPEN        JANUS ASPEN
                                     CAPITAL GROWTH     GLOBAL TECHNOLOGY   MID CAP GROWTH     WORLDWIDE GROWTH
                                   INVESTMENT OPTION    INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                 (INSTITUTIONAL CLASS)  (SERVICE SHARES)   (SERVICE SHARES)    (SERVICE SHARES)
                                 ---------------------  -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value           $3,035,048           $2,170,736         $8,221,727         $7,487,028
   Due from MetLife Insurance
      Company of Connecticut                   --                   --                 --                 --
                                       ----------           ----------         ----------         ----------
         Total Assets                   3,035,048            2,170,736          8,221,727          7,487,028
                                       ----------           ----------         ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                       202                  139                537                485
      Administrative charges                   21                    6                 24                 24
      Due to MetLife Insurance
         Company of Connecticut                --                   --                 --                 --
                                       ----------           ----------         ----------         ----------
         Total Liabilities                    223                  145                561                509
                                       ----------           ----------         ----------         ----------
NET ASSETS                             $3,034,825           $2,170,591         $8,221,166         $7,486,519
                                       ==========           ==========         ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                                       LMPVET                                LMPVET
                                 AGGRESSIVE GROWTH                       EQUITY INDEX
                                 INVESTMENT OPTION    LMPVET CAPITAL   INVESTMENT OPTION
                                     (CLASS I)      INVESTMENT OPTION      (CLASS I)
                                 -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value        $12,154,060         $1,204,160        $32,949,922
   Due from MetLife Insurance
      Company of Connecticut                 --                 --                 --
                                    -----------         ----------        -----------
         Total Assets                12,154,060          1,204,160         32,949,922
                                    -----------         ----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                     806                 79              2,201
      Administrative charges                 37                  3                123
      Due to MetLife Insurance
         Company of Connecticut              --                 --                 --
                                    -----------         ----------        -----------
         Total Liabilities                  843                 82              2,324
                                    -----------         ----------        -----------
NET ASSETS                          $12,153,217         $1,204,078        $32,947,598
                                    ===========         ==========        ===========

                                      LMPVET
                                    FUNDAMENTAL           LMPVET            LMPVET
                                       VALUE        INTERNATIONAL ALL      INVESTORS
                                 INVESTMENT OPTION   CAP OPPORTUNITY   INVESTMENT OPTION
                                     (CLASS I)      INVESTMENT OPTION      (CLASS I)
                                 -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value        $28,225,241          $769,632         $12,781,108
   Due from MetLife Insurance
      Company of Connecticut                 --                --                  --
                                    -----------          --------         -----------
         Total Assets                28,225,241           769,632          12,781,108
                                    -----------          --------         -----------
LIABILITIES:
   Other payables
      Insurance charges                   1,868                49                 838
      Administrative charges                122                 2                  53
      Due to MetLife Insurance
         Company of Connecticut              --                --                  --
                                    -----------          --------         -----------
         Total Liabilities                1,990                51                 891
                                    -----------          --------         -----------
NET ASSETS                          $28,223,251          $769,581         $12,780,217
                                    ===========          ========         ===========

   The accompanying notes are an integral part of these financial statements.


                                       LMPVET             LMPVET
                                  LARGE CAP GROWTH  CAPITAL AND INCOME       LMPVIT         MIST JANUS FORTY
                                 INVESTMENT OPTION   INVESTMENT OPTION     HIGH INCOME     INVESTMENT OPTION
                                     (CLASS I)          (CLASS II)      INVESTMENT OPTION      (CLASS A)
                                 -----------------  ------------------  -----------------  -----------------
ASSETS:
   Investments at fair value        $11,199,978          $913,929           $5,621,638        $29,504,698
   Due from MetLife Insurance
      Company of Connecticut                 --                --                   --                 --
                                    -----------          --------           ----------        -----------
         Total Assets                11,199,978           913,929            5,621,638         29,504,698
                                    -----------          --------           ----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                     743                57                  368              1,942
      Administrative charges                 41                --                   15                170
      Due to MetLife Insurance
         Company of Connecticut              --               752                   --                 --
                                    -----------          --------           ----------        -----------
         Total Liabilities                  784               809                  383              2,112
                                    -----------          --------           ----------        -----------
NET ASSETS                          $11,199,194          $913,120           $5,621,255        $29,502,586
                                    ===========          ========           ==========        ===========

   The accompanying notes are an integral part of these financial statements.

                                  MIST LEGG MASON          MIST              MIST                MIST
                                     PARTNERS         LOOMIS SAYLES       LORD ABBETT        LORD ABBETT
                                  MANAGED ASSETS      GLOBAL MARKETS    BOND DEBENTURE    GROWTH AND INCOME
                                 INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                     (CLASS A)          (CLASS A)          (CLASS A)          (CLASS B)
                                 -----------------  -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value         $6,054,213         $2,604,837         $4,337,888         $3,319,862
   Due from MetLife Insurance
      Company of Connecticut                 --                 --                 --                 --
                                     ----------         ----------         ----------         ----------
         Total Assets                 6,054,213          2,604,837          4,337,888          3,319,862
                                     ----------         ----------         ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                     397                172                279                216
      Administrative charges                 16                 21                 12                  5
      Due to MetLife Insurance
         Company of Connecticut              --                 --                 --                 --
                                     ----------         ----------         ----------         ----------
         Total Liabilities                  413                193                291                221
                                     ----------         ----------         ----------         ----------
NET ASSETS                           $6,053,800         $2,604,644         $4,337,597         $3,319,641
                                     ==========         ==========         ==========         ==========


                                     MIST MET/AIM        MIST MET/AIM
                                 CAPITAL APPRECIATION  SMALL CAP GROWTH
                                  INVESTMENT OPTION    INVESTMENT OPTION
                                      (CLASS A)            (CLASS A)
                                 --------------------  -----------------
ASSETS:
   Investments at fair value          $11,475,499          $1,410,359
   Due from MetLife Insurance
      Company of Connecticut                   --                  --
                                      -----------          ----------
         Total Assets                  11,475,499           1,410,359
                                      -----------          ----------
LIABILITIES:
   Other payables
      Insurance charges                       750                  94
      Administrative charges                   59                   6
      Due to MetLife Insurance
         Company of Connecticut                --                  --
                                      -----------          ----------
         Total Liabilities                    809                 100
                                      -----------          ----------
NET ASSETS                            $11,474,690          $1,410,259
                                      ===========          ==========

   The accompanying notes are an integral part of these financial statements.

                                                          MIST                                   MIST
                                 MIST MFS EMERGING    MFS RESEARCH                         NEUBERGER BERMAN
                                   MARKETS EQUITY     INTERNATIONAL     MIST MFS VALUE       REAL ESTATE
                                 INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                     (CLASS A)          (CLASS B)          (CLASS A)          (CLASS A)
                                 -----------------  -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value         $3,433,732         $6,834,197         $5,968,003         $4,694,238
   Due from MetLife Insurance
      Company of Connecticut                 --                 --                 --                 --
                                     ----------         ----------         ----------         ----------
         Total Assets                 3,433,732          6,834,197          5,968,003          4,694,238
                                     ----------         ----------         ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                     210                449                395                305
      Administrative charges   .              3                 22                 33                 17
      Due to MetLife Insurance
         Company of Connecticut              --                 --                 --                 --
                                     ----------         ----------         ----------         ----------
         Total Liabilities                  213                471                428                322
                                     ----------         ----------         ----------         ----------
NET ASSETS                           $3,433,519         $6,833,726         $5,967,575         $4,693,916
                                     ==========         ==========         ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                                        MIST
                                  PIMCO INFLATION         MIST            MIST PIONEER
                                   PROTECTED BOND     PIONEER FUND      STRATEGIC INCOME
                                 INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                     (CLASS A)          (CLASS A)          (CLASS A)
                                 -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value         $1,634,720         $1,170,709         $10,560,798
   Due from MetLife Insurance
      Company of Connecticut                 --                 --                  --
                                     ----------         ----------         -----------
         Total Assets                 1,634,720          1,170,709          10,560,798
                                     ----------         ----------         -----------
LIABILITIES:
   Other payables
      Insurance charges                     108                 75                 680
      Administrative charges                  6                  7                  44
      Due to MetLife Insurance
         Company of Connecticut              --                 --                  --
                                     ----------         ----------         -----------
         Total Liabilities                  114                 82                 724
                                     ----------         ----------         -----------
NET ASSETS                           $1,634,606         $1,170,627         $10,560,074
                                     ==========         ==========         ===========

                                       MIST
                                   THIRD AVENUE       MSF BLACKROCK      MSF BLACKROCK
                                  SMALL CAP VALUE   AGGRESSIVE GROWTH     DIVERSIFIED
                                 INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                     (CLASS B)          (CLASS D)          (CLASS A)
                                 -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value          $8,497,844        $3,103,156         $1,933,948
   Due from MetLife Insurance
      Company of Connecticut                  --                --                 --
                                      ----------        ----------         ----------
         Total Assets                  8,497,844         3,103,156          1,933,948
                                      ----------        ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                      561               200                128
      Administrative charges                  21                 5                 13
      Due to MetLife Insurance
         Company of Connecticut               --                --                 --
                                      ----------        ----------         ----------
         Total Liabilities                   582               205                141
                                      ----------        ----------         ----------
NET ASSETS                            $8,497,262        $3,102,951         $1,933,807
                                      ==========        ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                                   MSF BLACKROCK                            MSF FI             MSF METLIFE
                                    MONEY MARKET     MSF FI LARGE CAP    VALUE LEADERS    AGGRESSIVE ALLOCATION
                                 INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION    INVESTMENT OPTION
                                     (CLASS A)          (CLASS A)          (CLASS D)            (CLASS B)
                                 -----------------  -----------------  -----------------  ---------------------
ASSETS:
   Investments at fair value        $41,084,751        $16,468,140        $10,571,040           $1,148,575
   Due from MetLife Insurance
      Company of Connecticut                 --                 --                 --                   --
                                    -----------        -----------        -----------           ----------
         Total Assets                41,084,751         16,468,140         10,571,040            1,148,575
                                    -----------        -----------        -----------           ----------
LIABILITIES:
   Other payables
      Insurance charges                   2,653              1,085                694                   79
      Administrative charges                153                 90                 36                    2
      Due to MetLife Insurance
         Company of Connecticut              --                 --                 --                   --
                                    -----------        -----------        -----------           ----------
         Total Liabilities                2,806              1,175                730                   81
                                    -----------        -----------        -----------           ----------
NET ASSETS                          $41,081,945        $16,466,965        $10,570,310           $1,148,494
                                    ===========        ===========        ===========           ==========

   The accompanying notes are an integral part of these financial statements.

                                    MSF METLIFE         MSF METLIFE
                                   CONSERVATIVE       CONSERVATIVE TO        MSF METLIFE
                                    ALLOCATION      MODERATE ALLOCATION  MODERATE ALLOCATION
                                 INVESTMENT OPTION   INVESTMENT OPTION    INVESTMENT OPTION
                                     (CLASS B)           (CLASS B)            (CLASS B)
                                 -----------------  -------------------  -------------------
ASSETS:
   Investments at fair value          $261,462            $686,442            $2,713,669
   Due from MetLife Insurance
      Company of Connecticut                --                 377                    --
                                      --------            --------            ----------
         Total Assets                  261,462             686,819             2,713,669
                                      --------            --------            ----------
LIABILITIES:
   Other payables
      Insurance charges                     17                  44                   180
      Administrative charges                --                   1                    13
      Due to MetLife Insurance
         Company of Connecticut             --                  --                    --
                                      --------            --------            ----------
         Total Liabilities                  17                  45                   193
                                      --------            --------            ----------
NET ASSETS                            $261,445            $686,774            $2,713,476
                                      ========            ========            ==========

                                     MSF METLIFE
                                      MODERATE TO          MSF METLIFE          MSF MFS
                                 AGGRESSIVE ALLOCATION     STOCK INDEX       TOTAL RETURN
                                   INVESTMENT OPTION    INVESTMENT OPTION  INVESTMENT OPTION
                                       (CLASS B)            (CLASS A)          (CLASS F)
                                 ---------------------  -----------------  -----------------
ASSETS:
   Investments at fair value           $5,191,234          $18,272,872        $26,615,983
   Due from MetLife Insurance
      Company of Connecticut                   --                   --                 --
                                       ----------          -----------        -----------
         Total Assets                   5,191,234           18,272,872         26,615,983
                                       ----------          -----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                       342                1,206              1,737
      Administrative charges                   15                  121                 85
      Due to MetLife Insurance
         Company of Connecticut                --                   --                 --
                                       ----------          -----------        -----------
         Total Liabilities                    357                1,327              1,822
                                       ----------          -----------        -----------
NET ASSETS                             $5,190,877          $18,271,545        $26,614,161
                                       ==========          ===========        ===========

   The accompanying notes are an integral part of these financial statements.

                                  MSF MORGAN STANLEY   MSF OPPENHEIMER           MSF         MSF T. ROWE PRICE
                                      EAFE INDEX        GLOBAL EQUITY    RUSSELL 2000 INDEX   LARGE CAP GROWTH
                                  INVESTMENT OPTION   INVESTMENT OPTION   INVESTMENT OPTION  INVESTMENT OPTION
                                      (CLASS A)           (CLASS A)           (CLASS A)          (CLASS B)
                                  ------------------  -----------------  ------------------  -----------------
ASSETS:
   Investments at fair value            $20,051          $13,000,592         $15,363,052         $1,871,928
   Due from MetLife Insurance
      Company of Connecticut                 --                   --                  --                 --
                                        -------          -----------         -----------         ----------
         Total Assets                    20,051           13,000,592          15,363,052          1,871,928
                                        -------          -----------         -----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                       2                  859               1,016                121
      Administrative charges                 --                  101                  72                  3
      Due to MetLife Insurance
         Company of Connecticut              --                   --                  --                 --
                                        -------          -----------         -----------         ----------
         Total Liabilities                    2                  960               1,088                124
                                        -------          -----------         -----------         ----------
NET ASSETS                              $20,049          $12,999,632         $15,361,964         $1,871,804
                                        =======          ===========         ===========         ==========

   The accompanying notes are an integral part of these financial statements.

                                  MSF WESTERN ASSET
                                     MANAGEMENT            PIMCO VIT          PIONEER MID CAP
                                   U.S. GOVERNMENT        TOTAL RETURN           VALUE VCT
                                  INVESTMENT OPTION    INVESTMENT OPTION     INVESTMENT OPTION
                                      (CLASS A)      (ADMINISTRATIVE CLASS)     (CLASS II)
                                  -----------------  ----------------------  -----------------
ASSETS:
   Investments at fair value         $16,774,035           $27,311,057           $6,285,884
   Due from MetLife Insurance
      Company of Connecticut                  --                    --                   --
                                     -----------           -----------           ----------
         Total Assets                 16,774,035            27,311,057            6,285,884
                                     -----------           -----------           ----------

LIABILITIES:
   Other payables
      Insurance charges                      890                 1,796                  404
      Administrative charges                  84                    98                   11
      Due to MetLife Insurance
         Company of Connecticut               --                    --                   --
                                     -----------           -----------           ----------
         Total Liabilities                   974                 1,894                  415
                                     -----------           -----------           ----------
NET ASSETS                           $16,773,061           $27,309,163           $6,285,469
                                     ===========           ===========           ==========

                                      PUTNAM VT        VAN KAMPEN LIT    VAN KAMPEN LIT
                                   DISCOVERY GROWTH       COMSTOCK      STRATEGIC GROWTH
                                  INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                      (CLASS IB)         (CLASS II)         (CLASS I)
                                  -----------------  -----------------  -----------------
ASSETS:
   Investments at fair value          $152,152          $4,054,957         $1,759,076
   Due from MetLife Insurance
      Company of Connecticut                --                  --                 --
                                      --------          ----------         ----------
         Total Assets                  152,152           4,054,957          1,759,076
                                      --------          ----------         ----------

LIABILITIES:
   Other payables
      Insurance charges                      9                 261                114
      Administrative charges                --                   8                  1
      Due to MetLife Insurance
         Company of Connecticut             --                  --                 --
                                      --------          ----------         ----------
         Total Liabilities                   9                 269                115
                                      --------          ----------         ----------
NET ASSETS                            $152,143          $4,054,688         $1,758,961
                                      ========          ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                                                       VANGUARD VIF
                                    VANGUARD VIF        TOTAL STOCK         THE MERGER
                                   MID-CAP INDEX       MARKET INDEX          FUND VL
                                 INVESTMENT OPTION   INVESTMENT OPTION  INVESTMENT OPTION
                                 -----------------  ------------------  -----------------
ASSETS:
   Investments at fair value         $2,529,750         $3,390,739          $3,517,853
   Due from MetLife Insurance
      Company of Connecticut                 --                 --                  --
                                     ----------         ----------          ----------
         Total Assets                 2,529,750          3,390,739           3,517,853
                                     ----------         ----------          ----------
LIABILITIES:
   Other payables
      Insurance charges                     166                222                 228
      Administrative charges                 13                 16                  21
      Due to MetLife Insurance
         Company of Connecticut              --                 --                  --
                                     ----------         ----------          ----------
         Total Liabilities                  179                238                 249
                                     ----------         ----------          ----------
NET ASSETS                           $2,529,571         $3,390,501          $3,517,604
                                     ==========         ==========          ==========

   The accompanying notes are an integral part of these financial statements.

                     This page is intentionally left blank.

              METLIFE OF CT FUND UL II FOR VARIABLE LIFE INSURANCE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                                    AMERICAN FUNDS      AMERICAN FUNDS    AMERICAN FUNDS     CREDIT SUISSE
                                                     GLOBAL GROWTH          GROWTH         GROWTH-INCOME     TRUST EMERGING
                                                   INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION  MARKETS INVESTMENT
                                                       (CLASS 2)          (CLASS 2)          (CLASS 2)           OPTION (a)
                                                   -----------------  -----------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                        $  459,736         $  404,942         $  400,441         $       --
                                                       ----------         ----------         ----------         ----------
EXPENSES:
      Mortality and expense risk
         charges                                          130,213            403,312            207,454              5,360
      Administrative charges                                5,431             21,481              6,452                 73
                                                       ----------         ----------         ----------         ----------
         Total expenses                                   135,644            424,793            213,906              5,433
                                                       ----------         ----------         ----------         ----------
            Net investment income (loss)                  324,092            (19,851)           186,535             (5,433)
                                                       ----------         ----------         ----------         ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                         661,420          3,435,773            846,495                 --
      Realized gains (losses) on sale of
         investments                                      257,375            913,547            571,382          1,102,160
                                                       ----------         ----------         ----------         ----------
            Net realized gains (losses)                   918,795          4,349,320          1,417,877          1,102,160
                                                       ----------         ----------         ----------         ----------
      Change in unrealized gains (losses)
         on investments                                   881,234          1,001,723           (593,633)          (990,679)
                                                       ----------         ----------         ----------         ----------
       Net increase (decrease) in net assets
          resulting from operations                    $2,124,121         $5,331,192         $1,010,779         $  106,048
                                                       ==========         ==========         ==========         ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                    DREYFUS STOCK      DREYFUS VIF         DREYFUS VIF
                                                   INDEX INVESTMENT    APPRECIATION     DEVELOPING LEADERS
                                                   OPTION (INITIAL   INVESTMENT OPTION  INVESTMENT OPTION
                                                     SHARES) (a)      (INITIAL SHARES)   (INITIAL SHARES)
                                                   ----------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                       $    78,021         $11,102           $    75,833
                                                      -----------         -------           -----------
EXPENSES:
      Mortality and expense risk
         charges                                           47,283           6,551                75,076
      Administrative charges                                4,601             419                 4,877
                                                      -----------         -------           -----------
         Total expenses                                    51,884           6,970                79,953
                                                      -----------         -------           -----------
            Net investment income (loss)                   26,137           4,132                (4,120)
                                                      -----------         -------           -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                              --              --             1,325,839
      Realized gains (losses) on sale of
         investments                                    6,401,080          28,569               (82,620)
                                                      -----------         -------           -----------
            Net realized gains (losses)                 6,401,080          28,569             1,243,219
                                                      -----------         -------           -----------
      Change in unrealized gains (losses)
         on investments                                (5,405,245)         13,711            (2,350,373)
                                                      -----------         -------           -----------
      Net increase (decrease) in net assets
         resulting from operations                    $ 1,021,972         $46,412           $(1,111,274)
                                                      ===========         =======           ===========

                                                       DWS VIT           FIDELITY VIP ASSET     FIDELITY VIP
                                                   SMALL CAP INDEX VIP     MANAGER SM            CONTRAFUND
                                                   INVESTMENT OPTION     INVESTMENT OPTION    INVESTMENT OPTION
                                                     (CLASS A) (a)      (INITIAL CLASS) (a)    (SERVICE CLASS)
                                                   -------------------  -------------------  ------------------
INVESTMENT INCOME:
      Dividends                                        $   142,621            $ 62,617           $   182,706
                                                       -----------            --------           -----------
EXPENSES:
      Mortality and expense risk
         charges                                            41,597               5,188               163,341
      Administrative charges                                 2,987                 524                10,131
                                                       -----------            --------           -----------
         Total expenses                                     44,584               5,712               173,472
                                                       -----------            --------           -----------
            Net investment income (loss)                    98,037              56,905                 9,234
                                                       -----------            --------           -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        1,045,186              57,272             5,451,113
      Realized gains (losses) on sale of
         investments                                     3,824,410              73,461               251,507
                                                       -----------            --------           -----------
            Net realized gains (losses)                  4,869,596             130,733             5,702,620
                                                       -----------            --------           -----------
      Change in unrealized gains (losses)
         on investments                                 (4,127,379)            (89,909)           (2,578,817)
                                                       -----------            --------           -----------
      Net increase (decrease) in net assets
         resulting from operations                     $   840,254            $ 97,729           $ 3,133,037
                                                       ===========            ========           ===========

   The accompanying notes are an integral part of these financial statements.

                                             FIDELITY VIP EQUITY                       FIDELITY VIP HIGH    FIDELITY VIP
                                                   INCOME         FIDELITY VIP GROWTH       INCOME             MID CAP
                                              INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION  INVESTMENT OPTION
                                               (INITIAL CLASS)      (INITIAL CLASS)     (INITIAL CLASS)   (SERVICE CLASS 2)
                                             -------------------  -------------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $   229,618           $  117,142          $ 167,704          $   43,543
                                                 -----------           ----------          ---------          ----------
EXPENSES:
      Mortality and expense risk
         charges                                     102,162              115,440             15,502              70,092
      Administrative charges                          10,310               12,073              1,399               2,258
                                                 -----------           ----------          ---------          ----------
         Total expenses                              112,472              127,513             16,901              72,350
                                                 -----------           ----------          ---------          ----------
            Net investment income (loss)             117,146              (10,371)           150,803             (28,807)
                                                 -----------           ----------          ---------          ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  1,012,665               13,038                 --             755,790
      Realized gains (losses) on sale of
         investments                                 184,240              310,128            (12,106)            125,223
                                                 -----------           ----------          ---------          ----------
            Net realized gains (losses)            1,196,905              323,166            (12,106)            881,013
                                                 -----------           ----------          ---------          ----------
      Change in unrealized gains (losses)
         on investments                           (1,227,939)           3,008,497           (100,397)            319,188
                                                 -----------           ----------          ---------          ----------
      Net increase (decrease) in net assets
         resulting from operations               $    86,112           $3,321,292          $  38,300          $1,171,394
                                                 ===========           ==========          =========          ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              FTVIP TEMPLETON    FTVIPT FRANKLIN    FTVIPT TEMPLETON
                                                GLOBAL ASSET      SMALL-MID CAP    DEVELOPING MARKETS
                                                 ALLOCATION     GROWTH SECURITIES      SECURITIES
                                             INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION
                                               (CLASS 1) (a)        (CLASS 2)           (CLASS 2)
                                             -----------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                  $      --           $     --          $  125,345
                                                 ---------           --------          ----------
EXPENSES:
      Mortality and expense risk
         charges                                     5,791             46,842              45,190
      Administrative charges                           724              2,497               1,624
                                                 ---------           --------          ----------
         Total expenses                              6,515             49,339              46,814
                                                 ---------           --------          ----------
            Net investment income (loss)            (6,515)           (49,339)             78,531
                                                 ---------           --------          ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --            400,543             430,702
      Realized gains (losses) on sale of
         investments                               416,438            191,070             145,053
                                                 ---------           --------          ----------
            Net realized gains (losses)            416,438            591,613             575,755
                                                 ---------           --------          ----------
      Change in unrealized gains (losses)
         on investments                           (275,642)            28,660             815,282
                                                 ---------           --------          ----------
      Net increase (decrease) in net assets
         resulting from operations               $ 134,281           $570,934          $1,469,568
                                                 =========           ========          ==========

                                                                 FTVIPT TEMPLETON
                                              FTVIPT TEMPLETON     GLOBAL INCOME        GOLDMAN SACHS
                                             FOREIGN SECURITIES     SECURITIES          CAPITAL GROWTH
                                             INVESTMENT OPTION   INVESTMENT OPTION    INVESTMENT OPTION
                                                 (CLASS 2)           (CLASS 1)      (INSTITUTIONAL CLASS)
                                             ------------------  -----------------  ---------------------
INVESTMENT INCOME:
      Dividends                                  $  423,560           $23,187              $  5,574
                                                 ----------           -------              --------
EXPENSES:
      Mortality and expense risk
         charges                                    172,658             6,566                23,712
      Administrative charges                         10,150               821                 2,494
                                                 ----------           -------              --------
         Total expenses                             182,808             7,387                26,206
                                                 ----------           -------              --------
            Net investment income (loss)            240,752            15,800               (20,632)
                                                 ----------           -------              --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   966,089                --                    --
      Realized gains (losses) on sale of
         investments                                399,661            10,545                44,862
                                                 ----------           -------              --------
            Net realized gains (losses)           1,365,750            10,545                44,862
                                                 ----------           -------              --------
      Change in unrealized gains (losses)
         on investments                           1,352,815            53,632               232,769
                                                 ----------           -------              --------
      Net increase (decrease) in net assets
         resulting from operations               $2,959,317           $79,977              $256,999
                                                 ==========           =======              ========

   The accompanying notes are an integral part of these financial statements.

                                             JANUS ASPEN GLOBAL     JANUS ASPEN        JANUS ASPEN          LMPVET
                                                 TECHNOLOGY        MID CAP GROWTH   WORLDWIDE GROWTH   AGGRESSIVE GROWTH
                                             INVESTMENT OPTION   INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                              (SERVICE SHARES)    (SERVICE SHARES)   (SERVICE SHARES)      (CLASS I)
                                             ------------------  -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $  6,897          $    5,257           $ 39,606          $      --
                                                  --------          ----------           --------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                    14,821              59,902             52,768            101,893
      Administrative charges                           564               2,705              2,319              4,572
                                                  --------          ----------           --------          ---------
         Total expenses                             15,385              62,607             55,087            106,465
                                                  --------          ----------           --------          ---------
            Net investment income (loss)            (8,488)            (57,350)           (15,481)          (106,465)
                                                  --------          ----------           --------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --              41,045                 --             69,975
      Realized gains (losses) on sale of
         investments                                48,626             280,064            113,055            474,711
                                                  --------          ----------           --------          ---------
            Net realized gains (losses)             48,626             321,109            113,055            544,686
                                                  --------          ----------           --------          ---------
      Change in unrealized gains (losses)
         on investments                            316,993           1,131,495            413,060           (335,257)
                                                  --------          ----------           --------          ---------
      Net increase (decrease) in net assets
         resulting from operations                $357,131          $1,395,254           $510,634          $ 102,964
                                                  ========          ==========           ========          =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                      LMPVET            LMPVET             LMPVET
                                                                   EQUITY INDEX    FUNDAMENTAL VALUE   INTERNATIONAL ALL
                                               LMPVET CAPITAL   INVESTMENT OPTION  INVESTMENT OPTION    CAP OPPORTUNITY
                                             INVESTMENT OPTION      (CLASS I)          (CLASS I)       INVESTMENT OPTION
                                             -----------------  -----------------  ------------------  ------------------ -
INVESTMENT INCOME:
      Dividends                                  $  4,856           $   631,673        $   365,382          $   7,340
                                                 --------           -----------        -----------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                    8,823               274,175            241,801              5,549
      Administrative charges                          369                15,832             16,276                222
                                                 --------           -----------        -----------          ---------
         Total expenses                             9,192               290,007            258,077              5,771
                                                 --------           -----------        -----------          ---------
            Net investment income (loss)           (4,336)              341,666            107,305              1,569
                                                 --------           -----------        -----------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  65,037             1,575,901          1,424,871            384,338
      Realized gains (losses) on sale of
         investments                                9,310             1,366,790            523,245             45,523
                                                 --------           -----------        -----------          ---------
            Net realized gains (losses)            74,347             2,942,691          1,948,116            429,861
                                                 --------           -----------        -----------          ---------
      Change in unrealized gains (losses)
         on investments                           (65,211)           (1,859,554)        (1,884,591)          (392,956)
                                                 --------           -----------        -----------          ---------
      Net increase (decrease) in net assets
         resulting from operations               $  4,800           $ 1,424,803        $   170,830          $  38,474
                                                 ========           ===========        ===========          =========

                                                                      LMPVET
                                              LMPVET INVESTORS   LARGE CAP GROWTH
                                              INVESTMENT OPTION  INVESTMENT OPTION
                                                (CLASS I) (b)        (CLASS I)
                                             -----------------  -------------------
INVESTMENT INCOME:
      Dividends                                   $ 155,342           $  4,744
                                                  ---------           --------
EXPENSES:
      Mortality and expense risk
         charges                                     69,198             90,771
      Administrative charges                          4,154              4,962
                                                  ---------           --------
         Total expenses                              73,352             95,733
                                                  ---------           --------
            Net investment income (loss)             81,990            (90,989)
                                                  ---------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   330,755                 --
      Realized gains (losses) on sale of
         investments                                 (3,680)           240,799
                                                  ---------           --------
            Net realized gains (losses)             327,075            240,799
                                                  ---------           --------
      Change in unrealized gains (losses)
         on investments                            (690,659)           336,518
                                                  ---------           --------
      Net increase (decrease) in net assets
         resulting from operations                $(281,594)          $486,328
                                                  =========           ========

   The accompanying notes are an integral part of these financial statements.

                                               LMPVET CAPITAL
                                                AND INCOME            LMPVIT              LMPVPIII         MIST JANUS FORTY
                                             INVESTMENT OPTION     HIGH INCOME        LARGE CAP VALUE     INVESTMENT OPTION
                                                 (CLASS II)     INVESTMENT OPTION  INVESTMENT OPTION (a)      (CLASS A)
                                             -----------------  -----------------  ---------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $  10,969          $ 507,567           $    47,720           $   44,107
                                                 ---------          ---------           -----------           ----------
EXPENSES:
      Mortality and expense risk
         charges                                     6,312             55,388                31,647              205,520
      Administrative charges                            24              2,900                 1,925               18,577
                                                 ---------          ---------           -----------           ----------
         Total expenses                              6,336             58,288                33,572              224,097
                                                 ---------          ---------           -----------           ----------
            Net investment income (loss)             4,633            449,279                14,148             (179,990)
                                                 ---------          ---------           -----------           ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  145,898                 --                    --            4,241,327
      Realized gains (losses) on sale of
         investments                                 7,642           (323,197)            3,060,984               63,209
                                                 ---------          ---------           -----------           ----------
            Net realized gains (losses)            153,540           (323,197)            3,060,984            4,304,536
                                                 ---------          ---------           -----------           ----------
      Change in unrealized gains (losses)
         on investments                           (122,542)          (164,976)           (2,414,256)           2,674,541
                                                 ---------          ---------           -----------           ----------
      Net increase (decrease) in net assets
         resulting from operations               $  35,631          $ (38,894)          $   660,876           $6,799,087
                                                 =========          =========           ===========           ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              MIST LEGG MASON
                                              PARTNERS MANAGED  MIST LOOMIS SAYLES   MIST LORD ABBETT
                                                  ASSETS          GLOBAL MARKETS     BOND DEBENTURE
                                             INVESTMENT OPTION   INVESTMENT OPTION  INVESTMENT OPTION
                                                 (CLASS A)         (CLASS A) (b)        (CLASS A)
                                             -----------------  ------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 135,866           $     --            $236,247
                                                 ---------           --------            --------
EXPENSES:
      Mortality and expense risk
         charges                                    45,806             13,068              34,134
      Administrative charges                         1,962              1,633               1,434
                                                 ---------           --------            --------
         Total expenses                             47,768             14,701              35,568
                                                 ---------           --------            --------
            Net investment income (loss)            88,098            (14,701)            200,679
                                                 ---------           --------            --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  477,599                 --               5,448
      Realized gains (losses) on sale of
         investments                                 9,057             16,111              32,076
                                                 ---------           --------            --------
            Net realized gains (losses)            486,656             16,111              37,524
                                                 ---------           --------            --------
      Change in unrealized gains (losses)
         on investments                           (264,027)           438,516               8,735
                                                 ---------           --------            --------
      Net increase (decrease) in net assets
         resulting from operations               $ 310,727           $439,926            $246,938
                                                 =========           ========            ========

                                              MIST LORD ABBETT      MIST MET/AIM        MIST MET/AIM
                                             GROWTH AND INCOME  CAPITAL APPRECIATION   SMALL CAP GROWTH
                                             INVESTMENT OPTION    INVESTMENT OPTION   INVESTMENT OPTION
                                                 (CLASS B)            (CLASS A)            (CLASS A)
                                             -----------------  ------------------  -------------------
INVESTMENT INCOME:
      Dividends                                   $ 27,031           $   10,130            $    --
                                                  --------           ----------            -------
EXPENSES:
      Mortality and expense risk
         charges                                    24,958               88,852              5,370
      Administrative charges                           564                6,990                224
                                                  --------           ----------            -------
         Total expenses                             25,522               95,842              5,594
                                                  --------           ----------            -------
            Net investment income (loss)             1,509              (85,712)            (5,594)
                                                  --------           ----------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  138,898               27,808              8,098
      Realized gains (losses) on sale of
         investments                                15,523              (32,769)             4,785
                                                  --------           ----------            -------
            Net realized gains (losses)            154,421               (4,961)            12,883
                                                  --------           ----------            -------
      Change in unrealized gains (losses)
         on investments                            (72,506)           1,241,711             28,957
                                                  --------           ----------            -------
      Net increase (decrease) in net assets
         resulting from operations                $ 83,424           $1,151,038            $36,246
                                                  ========           ==========            =======

   The accompanying notes are an integral part of these financial statements.


                                             MIST MFS EMERGING  MIST MFS RESEARCH                       MIST NEUBERGER
                                              MARKETS EQUITY      INTERNATIONAL     MIST MFS VALUE    BERMAN REAL ESTATE
                                             INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION
                                               (CLASS A) (b)      (CLASS B) (b)        (CLASS A)           (CLASS A)
                                             -----------------  -----------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                  $     --           $     --           $     32          $    48,895
                                                 --------           --------           --------          -----------
EXPENSES:
      Mortality and expense risk
         charges                                   14,806             36,612             42,802               37,419
      Administrative charges                          208              1,772              3,782                2,255
                                                 --------           --------           --------          -----------
         Total expenses                            15,014             38,384             46,584               39,674
                                                 --------           --------           --------          -----------
            Net investment income (loss)          (15,014)           (38,384)           (46,552)               9,221
                                                 --------           --------           --------          -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --                 --             96,044              391,806
      Realized gains (losses) on sale of
         investments                               45,687             23,833             15,704               (9,033)
                                                 --------           --------           --------          -----------
            Net realized gains (losses)            45,687             23,833            111,748              382,773
                                                 --------           --------           --------          -----------
      Change in unrealized gains (losses)
         on investments                           679,118            362,566            261,927           (1,199,857)
                                                 --------           --------           --------          -----------
      Net increase (decrease) in net assets
         resulting from operations               $709,791           $348,015           $327,123          $  (807,863)
                                                 ========           ========           ========          ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

    The accompanying notes are an integral part of these financial statements.

                                                  MIST PIMCO
                                             INFLATION PROTECTED                       MIST PIONEER
                                                     BOND         MIST PIONEER FUND  STRATEGIC INCOME
                                              INVESTMENT OPTION   INVESTMENT OPTION  INVESTMENT OPTION
                                                (CLASS A) (b)         (CLASS A)          (CLASS A)
                                             -------------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                    $    --             $12,227           $ 62,849
                                                   -------             -------           --------
EXPENSES:
      Mortality and expense risk
         charges                                     7,220              10,338             74,543
      Administrative charges                           291                 927              4,935
                                                   -------             -------           --------
         Total expenses                              7,511              11,265             79,478
                                                   -------             -------           --------
            Net investment income (loss)            (7,511)                962            (16,629)
                                                   -------             -------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                  --                 --
      Realized gains (losses) on sale of
         investments                                 6,198              42,008             11,979
                                                   -------             -------           --------
            Net realized gains (losses)              6,198              42,008             11,979
                                                   -------             -------           --------
      Change in unrealized gains (losses)
         on investments                             93,788              18,857            546,530
                                                   -------             -------           --------
      Net increase (decrease) in net assets
         resulting from operations                 $92,475             $61,827           $541,880
                                                   =======             =======           ========


                                             MIST THIRD AVENUE    MSF BLACKROCK      MSF BLACKROCK
                                              SMALL CAP VALUE   AGGRESSIVE GROWTH     DIVERSIFIED
                                             INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION
                                                 (CLASS B)          (CLASS D)        (CLASS A) (b)
                                             -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $  28,230          $     --           $     --
                                                 ---------          --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                    53,477            22,102             10,659
      Administrative charges                         2,196               472              1,066
                                                 ---------          --------           --------
         Total expenses                             55,673            22,574             11,725
                                                 ---------          --------           --------
            Net investment income (loss)           (27,443)          (22,574)           (11,725)
                                                 ---------          --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  185,425                --                 --
      Realized gains (losses) on sale of
         investments                                (5,121)           44,066                593
                                                 ---------          --------           --------
            Net realized gains (losses)            180,304            44,066                593
                                                 ---------          --------           --------
      Change in unrealized gains (losses)
         on investments                           (808,056)          462,466             27,776
                                                 ---------          --------           --------
      Net increase (decrease) in net assets
         resulting from operations               $(655,195)         $483,958           $ 16,644
                                                 =========          ========           ========

   The accompanying notes are an integral part of these financial statements.

                                               MSF BLACKROCK                            MSF FI             MSF METLIFE
                                               MONEY MARKET      MSF FI LARGE CAP    VALUE LEADERS    AGGRESSIVE ALLOCATION
                                             INVESTMENT OPTION  INVESTMENT OPTION  INVESTMENT OPTION    INVESTMENT OPTION
                                                 (CLASS A)          (CLASS A)          (CLASS D)            (CLASS B)
                                             -----------------  -----------------  -----------------  ---------------------
INVESTMENT INCOME:
      Dividends                                 $2,012,553         $   26,859         $    90,299              $   650
                                                ----------         ----------         -----------              -------
EXPENSES:
      Mortality and expense risk charges           322,438            133,125              86,272                8,728
      Administrative charges                        17,591             11,102               4,503                  187
                                                ----------         ----------         -----------              -------
         Total expenses                            340,029            144,227              90,775                8,915
                                                ----------         ----------         -----------              -------
            Net investment income (loss)         1,672,524           (117,368)               (476)              (8,265)
                                                ----------         ----------         -----------              -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --          1,114,133             977,610                1,870
      Realized gains (losses) on sale of
         investments                                    --             13,637              17,440               18,442
                                                ----------         ----------         -----------              -------
            Net realized gains (losses)                 --          1,127,770             995,050               20,312
                                                ----------         ----------         -----------              -------
      Change in unrealized gains (losses)
         on investments                                 --           (511,026)           (649,478)              10,468
                                                ----------         ----------         -----------              -------
      Net increase (decrease) in net assets
         resulting from operations              $1,672,524         $  499,376         $   345,096              $22,515
                                                ==========         ==========         ===========              =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                MSF METLIFE         MSF METLIFE                                MSF METLIFE
                                                CONSERVATIVE      CONSERVATIVE TO        MSF METLIFE           MODERATE TO
                                                 ALLOCATION     MODERATE ALLOCATION  MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                             INVESTMENT OPTION   INVESTMENT OPTION    INVESTMENT OPTION     INVESTMENT OPTION
                                                 (CLASS B)           (CLASS B)            (CLASS B)             (CLASS B)
                                             -----------------  -------------------  -------------------  ---------------------
INVESTMENT INCOME:
      Dividends                                   $    --             $    --              $     76              $  1,598
                                                  -------             -------              --------              --------
EXPENSES:
      Mortality and expense risk charges            1,067               5,040                12,820                37,787
      Administrative charges                            7                 203                   964                 1,695
                                                  -------             -------              --------              --------
         Total expenses                             1,074               5,243                13,784                39,482
                                                  -------             -------              --------              --------
            Net investment income (loss)           (1,074)             (5,243)              (13,708)              (37,884)
                                                  -------             -------              --------              --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      57               1,322                 1,360                 6,394
      Realized gains (losses) on sale of
         investments                                2,767              24,096                 1,246                78,894
                                                  -------             -------              --------              --------
            Net realized gains (losses)             2,824              25,418                 2,606                85,288
                                                  -------             -------              --------              --------
      Change in unrealized gains (losses)
         on investments                             4,414               8,984                43,981                86,522
                                                  -------             -------              --------              --------
      Net increase (decrease) in net assets
         resulting from operations                $ 6,164             $29,159              $ 32,879              $133,926
                                                  =======             =======              ========              ========

                                                 MSF METLIFE          MSF MFS
                                                 STOCK INDEX        TOTAL RETURN
                                              INVESTMENT OPTION  INVESTMENT OPTION
                                                (CLASS A) (b)        (CLASS F)
                                             ------------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $      --          $  522,597
                                                  ---------          ----------
EXPENSES:
      Mortality and expense risk charges            101,111             211,581
      Administrative charges                         10,070              10,056
                                                  ---------          ----------
         Total expenses                             111,181             221,637
                                                  ---------          ----------
            Net investment income (loss)           (111,181)            300,960
                                                  ---------          ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --             881,747
      Realized gains (losses) on sale of
         investments                                 25,930             175,216
                                                  ---------          ----------
            Net realized gains (losses)              25,930           1,056,963
                                                  ---------          ----------
      Change in unrealized gains (losses)
         on investments                             (93,906)           (491,234)
                                                  ---------          ----------
      Net increase (decrease) in net assets
         resulting from operations                $(179,157)         $  866,689
                                                  =========          ==========

   The accompanying notes are an integral part of these financial statements.

                                             MSF MORGAN STANLEY  MSF MORGAN STANLEY   MSF OPPENHEIMER    MSF RUSSELL 2000
                                                 EAFE INDEX          EAFE INDEX        GLOBAL EQUITY          INDEX
                                              INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION  INVESTMENT OPTION
                                                (CLASS A) (b)      (CLASS B) (b)         (CLASS A)        (CLASS A) (b)
                                             ------------------  ------------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                    $  --                $ --              $147,523         $        --
                                                   -----                ----              --------         -----------
EXPENSES:
      Mortality and expense risk
         charges                                      23                  45               105,311              88,514
      Administrative charges                           3                   5                12,284               6,240
                                                   -----                ----              --------         -----------
         Total expenses                               26                  50               117,595              94,754
                                                   -----                ----              --------         -----------
            Net investment income (loss)             (26)                (50)               29,928             (94,754)
                                                   -----                ----              --------         -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --                  --               192,453                  --
      Realized gains (losses) on sale of
         investments                                  (2)                191               106,133             (27,662)
                                                   -----                ----              --------         -----------
            Net realized gains (losses)               (2)                191               298,586             (27,662)
                                                   -----                ----              --------         -----------
      Change in unrealized gains (losses)
         on investments                             (251)                 --               373,043          (1,122,693)
                                                   -----                ----              --------         -----------
      Net increase (decrease) in net assets
         resulting from operations                 $(279)               $141              $701,557         $(1,245,109)
                                                   =====                ====              ========         ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                MSF WESTERN ASSET      PIMCO VIT
                                             MSF T. ROWE PRICE      MANAGEMENT        REAL RETURN
                                              LARGE CAP GROWTH   U.S. GOVERNMENT   INVESTMENT OPTION
                                             INVESTMENT OPTION  INVESTMENT OPTION   (ADMINISTRATIVE
                                                 (CLASS B)          (CLASS A)         CLASS) (a)
                                             -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $  4,308           $473,815           $ 18,465
                                                  --------           --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                    17,084            111,822              3,186
      Administrative charges                           307             11,122                115
                                                  --------           --------           --------
         Total expenses                             17,391            122,944              3,301
                                                  --------           --------           --------
            Net investment income (loss)           (13,083)           350,871             15,164
                                                  --------           --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   19,871                 --                 --
      Realized gains (losses) on sale of
         investments                                93,673            127,159            (35,452)
                                                  --------           --------           --------
            Net realized gains (losses)            113,544            127,159            (35,452)
                                                  --------           --------           --------
      Change in unrealized gains (losses)
         on investments                             72,008            126,539             47,185
                                                  --------           --------           --------
      Net increase (decrease) in net assets
         resulting from operations                $172,469           $604,569           $ 26,897
                                                  ========           ========           ========

                                                 PIMCO VIT
                                                TOTAL RETURN     PIONEER MID CAP       PUTNAM VT
                                             INVESTMENT OPTION      VALUE VCT       DISCOVERY GROWTH
                                              (ADMINISTRATIVE   INVESTMENT OPTION  INVESTMENT OPTION
                                                   CLASS)           (CLASS II)        (CLASS IB)
                                             -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $1,245,268          $  38,633           $    --
                                                ----------          ---------           -------
EXPENSES:
      Mortality and expense risk
         charges                                   208,219             52,120             1,277
      Administrative charges                        11,425              1,321                 3
                                                ----------          ---------           -------
         Total expenses                            219,644             53,441             1,280
                                                ----------          ---------           -------
            Net investment income (loss)         1,025,624            (14,808)           (1,280)
                                                ----------          ---------           -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --            690,342            15,321
      Realized gains (losses) on sale of
         investments                               (31,664)           (13,666)            9,694
                                                ----------          ---------           -------
            Net realized gains (losses)            (31,664)           676,676            25,015
                                                ----------          ---------           -------
      Change in unrealized gains (losses)
         on investments                            991,348           (379,899)           (8,100)
                                                ----------          ---------           -------
      Net increase (decrease) in net assets
         resulting from operations              $1,985,308          $ 281,969           $15,635
                                                ==========          =========           =======

   The accompanying notes are an integral part of these financial statements.

                                                 PUTNAM VT              PUTNAM VT       VAN KAMPEN LIT      VAN KAMPEN LIT
                                             INTERNATIONAL EQUITY   SMALL CAP VALUE       COMSTOCK         STRATEGIC GROWTH
                                              INVESTMENT OPTION    INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION
                                               (CLASS IB) (a)        (CLASS IB) (b)       (CLASS II)           (CLASS I)
                                             --------------------  -----------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                  $   183,743           $   30,625         $  53,371           $    766
                                                 -----------           ----------         ---------           --------
EXPENSES:
      Mortality and expense risk
         charges                                      16,350               14,218            28,490             13,219
      Administrative charges                             752                  471               764                131
                                                 -----------           ----------         ---------           --------
         Total expenses                               17,102               14,689            29,254             13,350
                                                 -----------           ----------         ---------           --------
            Net investment income (loss)             166,641               15,936            24,117            (12,584)
                                                 -----------           ----------         ---------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    795,411              612,499            74,154                 --
      Realized gains (losses) on sale of
         investments                               2,109,583              733,088            35,273             47,745
                                                 -----------           ----------         ---------           --------
         Net realized gains (losses)               2,904,994            1,345,587           109,427             47,745
                                                 -----------           ----------         ---------           --------
      Change in unrealized gains (losses)
         on investments                           (2,539,727)            (976,391)         (289,639)           213,003
                                                 -----------           ----------         ---------           --------
      Net increase (decrease) in net assets
         resulting from operations               $   531,908           $  385,132         $(156,095)          $248,164
                                                 ===========           ==========         =========           ========

(a)  For the period January 1, 2007 to April 27, 2007

(b)  For the period April 30, 2007 to December 31, 2007

   The accompanying notes are an integral part of these financial statements

                                              VANGUARD VIF      VANGUARD VIF TOTAL
                                              MID-CAP INDEX     STOCK MARKET INDEX  THE MERGER FUND VL
                                             INVESTMENT OPTION  INVESTMENT OPTION   INVESTMENT OPTION
                                             -----------------  ------------------  ------------------
INVESTMENT INCOME:
      Dividends                                  $  22,137          $ 31,978           $      --
                                                 ---------          --------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                    14,639            25,650              30,464
      Administrative charges                         1,021             1,936               2,466
                                                 ---------          --------           ---------
         Total expenses                             15,660            27,586              32,930
                                                 ---------          --------           ---------
            Net investment income (loss)             6,477             4,392             (32,930)
                                                 ---------          --------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  186,463           130,735             546,441
      Realized gains (losses) on sale of
         investments                                 9,911             6,882              52,399
                                                 ---------          --------           ---------
         Net realized gains (losses)               196,374           137,617             598,840.
                                                 ---------          --------           ---------
      Change in unrealized gains (losses)
         on investments                           (126,390)          (24,894)           (541,441)
                                                 ---------          --------           ---------
      Net increase (decrease) in net assets
         resulting from operations               $  76,461          $117,115           $  24,469
                                                 =========          ========           =========

    The accompanying notes are an integral part of these financial statements

              METLIFE OF CT FUND UL II FOR VARIABLE LIFE INSURANCE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                                                                 AMERICAN FUNDS
                                    AMERICAN FUNDS GLOBAL GROWTH    AMERICAN FUNDS GROWTH         GROWTH-INCOME
                                          INVESTMENT OPTION           INVESTMENT OPTION         INVESTMENT OPTION
                                              (CLASS 2)                   (CLASS 2)                 (CLASS 2)
                                    ----------------------------  ------------------------  ------------------------
                                        2007           2006           2007         2006         2007         2006
                                    -----------  ---------------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   324,092    $     4,960    $   (19,851) $     7,050  $   186,535  $   178,222
   Net realized gain (loss)             918,795        375,417      4,349,320      802,640    1,417,877      782,416
   Change in unrealized gains
      (losses) on investments           881,234      1,584,628      1,001,723    2,980,983     (593,633)   2,032,398
                                    -----------    -----------    -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations              2,124,121      1,965,005      5,331,192    3,790,673    1,010,779    2,993,036
                                    -----------    -----------    -----------  -----------  -----------  -----------

POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              1,566,444      1,769,842      3,540,058    4,932,244    2,784,397    2,983,312
   Transfers from other funding
      options                         2,943,215      2,603,609      2,960,123    5,212,642    1,499,023    1,310,700
   Policy surrenders                 (1,105,046)    (1,130,894)    (2,633,843)  (2,792,869)  (1,981,888)  (1,880,959)
   Transfers to other funding
      options                          (576,128)    (1,033,966)    (2,696,878)  (1,282,322)  (2,041,161)    (873,153)
   Other receipts (payments)            (30,604)        (4,330)       (40,662)     (59,520)     (37,574)    (138,039)
                                    -----------    -----------    -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     2,797,881      2,204,261      1,128,798    6,010,175      222,797    1,401,861
                                    -----------    -----------    -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                4,922,002      4,169,266      6,459,990    9,800,848    1,233,576    4,394,897

NET ASSETS:
   Beginning of period               13,528,442      9,359,176     46,772,673   36,971,825   24,716,984   20,322,087
                                    -----------    -----------    -----------  -----------  -----------  -----------
   End of period                    $18,450,444    $13,528,442    $53,232,663  $46,772,673  $25,950,560  $24,716,984
                                    ===========    ===========    ===========  ===========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period November 13, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                    CREDIT SUISSE TRUST EMERGING     DREYFUS STOCK INDEX
                                              MARKETS                 INVESTMENT OPTION
                                         INVESTMENT OPTION            (INITIAL SHARES)
                                    ----------------------------  -------------------------
                                      2007 (a)         2006         2007 (a)        2006
                                    -----------  ---------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $    (5,433)   $   (4,663)    $     26,137  $   148,854
   Net realized gain (loss)           1,102,160       229,851        6,401,080    1,019,261
   Change in unrealized gains
      (losses) on investments          (990,679)      337,554       (5,405,245)   1,385,670
                                    -----------    ----------     ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                106,048       562,742        1,021,972    2,553,785
                                    -----------    ----------     ------------  -----------

POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                 28,980       140,055          475,387    1,562,031
   Transfers from other funding
      options                            79,792        86,463          119,945      245,645
   Policy surrenders                    (47,269)     (259,522)        (608,599)  (3,501,717)
   Transfers to other funding
      options                        (2,399,321)     (362,458)     (19,776,255)  (1,784,680)
   Other receipts (payments)                 --        (6,104)          (1,451)     (23,741)
                                    -----------    ----------     ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (2,337,818)     (401,566)     (19,790,973)  (3,502,462)
                                    -----------    ----------     ------------  -----------
      Net increase (decrease)
         in net assets               (2,231,770)      161,176      (18,769,001)    (948,677)

NET ASSETS:
   Beginning of period                2,231,770     2,070,594       18,769,001   19,717,678
                                    -----------    ----------     ------------  -----------
   End of period                    $        --    $2,231,770     $         --  $18,769,001
                                    ===========    ==========     ============  ===========

                                    DREYFUS VIF APPRECIATION  DREYFUS VIF DEVELOPING LEADERS
                                        INVESTMENT OPTION            INVESTMENT OPTION
                                        (INITIAL SHARES)             (INITIAL SHARES)
                                    ------------------------  ------------------------------
                                       2007         2006          2007            2006
                                    ---------  -------------  -----------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   4,132    $  3,811     $    (4,120)    $   (49,237)
   Net realized gain (loss)            28,569       7,933       1,243,219       1,089,862
   Change in unrealized gains
      (losses) on investments          13,711      80,402      (2,350,373)       (775,332)
                                    ---------    --------     -----------     -----------
      Net increase (decrease)
         in net assets resulting
         from operations               46,412      92,146      (1,111,274)        265,293
                                    ---------    --------     -----------     -----------

POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               66,220     118,750         515,131         941,121
   Transfers from other funding
      options                         340,262     145,054         569,257         555,963
   Policy surrenders                  (75,942)    (40,669)       (454,911)       (639,255)
   Transfers to other funding
      options                        (152,235)    (44,425)     (3,225,320)     (1,312,478)
   Other receipts (payments)               --          --              --              --
                                    ---------    --------     -----------     -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     178,305     178,710      (2,595,843)       (454,649)
                                    ---------    --------     -----------     -----------
      Net increase (decrease)
         in net assets                224,717     270,856      (3,707,117)       (189,356)

NET ASSETS:
   Beginning of period                724,584     453,728      10,792,625      10,981,981
                                    ---------    --------     -----------     -----------
   End of period                    $ 949,301    $724,584     $ 7,085,508     $10,792,625
                                    =========    ========     ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                                        DWS VIT SMALL CAP
                                            INDEX VIP          FIDELITY VIP ASSET MANAGER   FIDELITY VIP CONTRAFUND
                                        INVESTMENT OPTION         SM INVESTMENT OPTION         INVESTMENT OPTION
                                            (CLASS A)                (INITIAL CLASS)            (SERVICE CLASS)
                                    -------------------------  --------------------------  ------------------------
                                      2007 (a)        2006       2007 (a)         2006         2007         2006
                                    ------------  -----------  -----------     ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $     98,037  $   (31,068) $    56,905     $   34,655  $     9,234  $    45,302
   Net realized gain (loss)            4,869,596      992,486      130,733          1,001    5,702,620    1,850,819
   Change in unrealized gains
      (losses) on investments         (4,127,379)   1,221,901      (89,909)        86,296   (2,578,817)    (299,447)
                                    ------------  -----------  -----------     ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 840,254    2,183,319       97,729        121,952    3,133,037    1,596,674
                                    ------------  -----------  -----------     ----------  -----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                 504,529    1,402,914       44,720        143,178    1,149,100    2,174,457
   Transfers from other funding
      options                            519,466    1,585,493       10,289         24,805    2,146,271    3,235,347
   Policy surrenders                    (317,787)  (1,198,126)    (116,816)      (163,748)    (836,433)    (730,549)
   Transfers to other funding
      options                        (17,255,444)  (1,207,314)  (2,045,354)       (47,882)    (850,507)  (1,796,642)
   Other receipts (payments)                  --       (4,536)          --         (3,782)          --           --
                                    ------------  -----------  -----------     ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (16,549,236)     578,431   (2,107,161)       (47,429)   1,608,431    2,882,613
                                    ------------  -----------  -----------     ----------  -----------  -----------
      Net increase (decrease)
         in net assets               (15,708,982)   2,761,750   (2,009,432)        74,523    4,741,468    4,479,287
NET ASSETS:
   Beginning of period                15,708,982   12,947,232    2,009,432      1,934,909   17,988,055   13,508,768
                                    ------------  -----------  -----------     ----------  -----------  -----------
   End of period                    $         --  $15,708,982  $        --     $2,009,432  $22,729,523  $17,988,055
                                    ============  ===========  ===========     ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period November 13, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                    FIDELITY VIP EQUITY INCOME     FIDELITY VIP GROWTH
                                         INVESTMENT OPTION          INVESTMENT OPTION
                                         (INITIAL CLASS)             (INITIAL CLASS)
                                    --------------------------  ------------------------
                                        2007           2006         2007         2006
                                    -----------    -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   117,146    $   280,915  $   (10,371) $   (62,557)
   Net realized gain (loss)           1,196,905      1,651,079      323,166      223,488
   Change in unrealized gains
      (losses) on investments        (1,227,939)       119,119    3,008,497      578,320
                                    -----------    -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 86,112      2,051,113    3,321,292      739,251
                                    -----------    -----------  -----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                786,073        786,369    1,407,695    1,540,747
   Transfers from other funding
      options                           244,899        413,236      468,364      343,690
   Policy surrenders                 (1,136,369)    (1,355,697)  (1,643,174)  (1,692,333)
   Transfers to other funding
      options                          (283,675)      (526,085)    (523,593)    (950,440)
   Other receipts (payments)                 --        (16,669)     (15,090)     (10,331)
                                    -----------    -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (389,072)      (698,846)    (305,798)    (768,667)
                                    -----------    -----------  -----------  -----------
      Net increase (decrease)
         in net assets                 (302,960)     1,352,267    3,015,494      (29,416)
NET ASSETS:
   Beginning of period               12,400,818     11,048,551   12,906,523   12,935,939
                                    -----------    -----------  -----------  -----------
   End of period                    $12,097,858    $12,400,818  $15,922,017  $12,906,523
                                    ===========    ===========  ===========  ===========

                                    FIDELITY VIP HIGH INCOME    FIDELITY VIP MID CAP
                                       INVESTMENT OPTION         INVESTMENT OPTION
                                        (INITIAL CLASS)          (SERVICE CLASS 2)
                                    ------------------------  -----------------------
                                       2007          2006         2007        2006
                                    ----------  ------------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  150,803    $  131,104  $   (28,807) $  (46,944)
   Net realized gain (loss)            (12,106)      (23,569)     881,013     882,457
   Change in unrealized gains
      (losses) on investments         (100,397)       88,888      319,188    (105,462)
                                    ----------    ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                38,300       196,423    1,171,394     730,051
                                    ----------    ----------  -----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               148,844       157,147    1,281,630   1,338,921
   Transfers from other funding
      options                           79,842        36,131      802,978   1,257,576
   Policy surrenders                  (214,366)     (321,727)    (775,075)   (633,253)
   Transfers to other funding
      options                          (29,024)      (78,071)    (835,939)   (605,853)
   Other receipts (payments)                --            --         (645)    (91,133)
                                    ----------    ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (14,704)     (206,520)     472,949   1,266,258
                                    ----------    ----------  -----------  ----------
      Net increase (decrease)
         in net assets                  23,596       (10,097)   1,644,343   1,996,309
NET ASSETS:
   Beginning of period               1,979,388     1,989,485    7,844,728   5,848,419
                                    ----------    ----------  -----------  ----------
   End of period                    $2,002,984    $1,979,388  $ 9,489,071  $7,844,728
                                    ==========    ==========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                         FTVIP TEMPLETON        FTVIPT FRANKLIN          FTVIPT TEMPLETON
                                           GLOBAL ASSET           SMALL-MID                DEVELOPING
                                            ALLOCATION       CAP GROWTH SECURITIES     MARKETS SECURITIES
                                        INVESTMENT OPTION      INVESTMENT OPTION        INVESTMENT OPTION
                                             (CLASS 1)             (CLASS 2)                 (CLASS 2)
                                    -----------------------  ----------------------  -----------------------
                                       2007 (a)     2006        2007         2006        2007       2006
                                    -----------  ----------  ----------  ----------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $    (6,515) $  113,496  $  (49,339) $  (42,370) $   78,531  $    14,103
   Net realized gain (loss)             416,438     128,030     591,613     127,898     575,755      125,975
   Change in unrealized gains
      (losses) on investments          (275,642)    118,308      28,660     303,537     815,282      651,685
                                    -----------  ----------  ----------  ----------  ----------  -----------
      Net increase (decrease)
      in net assets resulting
      from operations                   134,281     359,834     570,934     389,065   1,469,568      791,763
                                    -----------  ----------  ----------  ----------  ----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                 82,069     140,857     375,724     396,244     696,825      626,231
   Transfers from other funding
      options                            45,256     318,965   1,520,192     303,348   1,341,259    1,986,352
   Policy surrenders                   (111,451)   (216,535)   (286,082)   (256,025)   (401,340)    (279,176)
   Transfers to other funding
      options                        (2,368,186)       (715)   (644,676)   (495,626)   (454,369)  (1,120,068)
   Other receipts (payments)                 --      (2,821)     (6,623)         --          --           --
                                    -----------  ----------  ----------  ----------  ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (2,352,312)    239,751     958,535     (52,059)  1,182,375    1,213,339
                                    -----------  ----------  ----------  ----------  ----------  -----------
      Net increase (decrease)
         in net assets               (2,218,031)    599,585   1,529,469     337,006   2,651,943    2,005,102
NET ASSETS:
   Beginning of period                2,218,031   1,618,446   5,434,340   5,097,334   4,462,628    2,457,526
                                    -----------  ----------  ----------  ----------  ----------  -----------
   End of period                    $        --  $2,218,031  $6,963,809  $5,434,340  $7,114,571  $ 4,462,628
                                    ===========  ==========  ==========  ==========  ==========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period November 13, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                      FTVIPT TEMPLETON         FTVIPT TEMPLETON
                                           FOREIGN                 GLOBAL               GOLDMAN SACHS        JANUS ASPEN GLOBAL
                                          SECURITIES           INCOME SECURITIES       CAPITAL GROWTH            TECHNOLOGY
                                       INVESTMENT OPTION       INVESTMENT OPTION      INVESTMENT OPTION       INVESTMENT OPTION
                                          (CLASS 2)                (CLASS 1)         (INSTITUTIONAL CLASS)    (SERVICE SHARES)
                                    ------------------------  --------------------  ----------------------  ----------------------
                                       2007         2006        2007       2006        2007        2006        2007       2006
                                    -----------  -----------  ---------  ---------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   240,752  $    53,473  $  15,800  $  18,384  $  (20,632) $  (25,431) $   (8,488) $  (13,482)
   Net realized gain (loss)           1,365,750      189,013     10,545      4,637      44,862     127,046      48,626      10,191
   Change in unrealized gains
      (losses) on investments         1,352,815    2,712,128     53,632     69,890     232,769     126,854     316,993     111,170
                                    -----------  -----------  ---------  ---------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              2,959,317    2,954,614     79,977     92,911     256,999     228,469     357,131     107,879
                                    -----------  -----------  ---------  ---------  ----------  ----------  ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              1,397,902    1,586,579     78,184     83,135     176,712      69,788     228,500     255,711
   Transfers from other funding
      options                         2,504,582    3,852,253     17,067     53,827       8,639      69,107     192,287      30,707
   Policy surrenders                   (851,869)    (773,925)  (111,977)  (214,757)    (75,171)    (68,474)   (205,702)   (204,157)
   Transfers to other funding
      options                        (1,434,729)    (825,068)   (21,728)   (16,688)   (157,441)   (769,954)   (113,112)   (177,099)
   Other receipts (payments)                 --           --         --         --          --          --          --          --
                                    -----------  -----------  ---------  ---------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     1,615,886    3,839,839    (38,454)   (94,483)    (47,261)   (699,533)    101,973     (94,838)
                                    -----------  -----------  ---------  ---------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                4,575,203    6,794,453     41,523     (1,572)    209,738    (471,064)    459,104      13,041
NET ASSETS:
   Beginning of period               19,026,981   12,232,528    817,122    818,694   2,825,087   3,296,151   1,711,487   1,698,446
                                    -----------  -----------  ---------  ---------  ----------  ----------  ----------  ----------
   End of period                    $23,602,184  $19,026,981  $ 858,645  $ 817,122  $3,034,825  $2,825,087  $2,170,591  $1,711,487
                                    ===========  ===========  =========  =========  ==========  ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                    JANUS ASPEN MID CAP GROWTH  JANUS ASPEN WORLDWIDE GROWTH  LMPVET AGGRESSIVE GROWTH
                                         INVESTMENT OPTION            INVESTMENT OPTION           INVESTMENT OPTION
                                         (SERVICE SHARES)             (SERVICE SHARES)                (CLASS I)
                                    --------------------------  ----------------------------  ------------------------
                                        2007          2006           2007          2006           2007         2006
                                     ----------   -----------     ----------   -----------    -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (57,350)  $   (55,225)    $  (15,481)  $    50,453    $  (106,465) $  (108,398)
   Net realized gain (loss)             321,109       651,185        113,055        (7,050)       544,686      336,681
   Change in unrealized gains
      (losses) on investments         1,131,495       127,622        413,060       830,529       (335,257)     762,657
                                     ----------   -----------     ----------   -----------    -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations              1,395,254       723,582        510,634       873,932        102,964      990,940
                                     ----------   -----------     ----------   -----------    -----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                568,804       688,136        585,917       630,806      1,000,319    1,353,496
   Transfers from other funding
      options                           582,258       638,901      1,083,262        80,650        150,824      231,479
   Policy surrenders                   (648,068)   (2,170,691)      (608,903)   (1,229,134)      (861,306)    (823,592)
   Transfers to other funding
      options                          (443,936)     (420,666)      (242,381)     (285,571)    (1,339,122)    (945,412)
   Other receipts (payments)               (610)       (1,555)       (14,074)       (4,057)       (38,265)     (56,920)
                                     ----------   -----------     ----------   -----------    -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions        58,448    (1,265,875)       803,821      (807,306)    (1,087,550)    (240,949)
                                     ----------   -----------     ----------   -----------    -----------  -----------
      Net increase (decrease)
         in net assets                1,453,702      (542,293)     1,314,455        66,626       (984,586)     749,991
NET ASSETS:
   Beginning of period                6,767,464     7,309,757      6,172,064     6,105,438     13,137,803   12,387,812
                                     ----------   -----------     ----------   -----------    -----------  -----------
   End of period                     $8,221,166   $ 6,767,464     $7,486,519   $ 6,172,064    $12,153,217  $13,137,803
                                     ==========   ===========     ==========   ===========    ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period November 13, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                               LMPVET EQUITY INDEX
                                        LMPVET CAPITAL          INVESTMENT OPTION
                                       INVESTMENT OPTION            (CLASS I)
                                    ----------------------  ------------------------
                                        2007       2006         2007         2006
                                    ----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (4,336) $     (861) $   341,666  $   269,649
   Net realized gain (loss)             74,347      53,322    2,942,691      984,673
   Change in unrealized gains
      (losses) on investments          (65,211)     53,360   (1,859,554)   3,085,650
                                    ----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 4,800     105,821    1,424,803    4,339,972
                                    ----------  ----------  -----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               330,130     295,396    3,055,382    3,396,625
   Transfers from other funding
      options                           14,324      15,355      429,141      188,366
   Policy surrenders                  (132,691)    (90,708)  (4,798,886)  (2,471,772)
   Transfers to other funding
      options                          (24,002)    (49,284)  (1,905,368)  (1,134,075)
   Other receipts (payments)                --          --      (21,842)    (675,651)
                                    ----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      187,761     170,759   (3,241,573)    (696,507)
                                    ----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 192,561     276,580   (1,816,770)   3,643,465
NET ASSETS:
   Beginning of period               1,011,517     734,937   34,764,368   31,120,903
                                    ----------  ----------  -----------  -----------
   End of period                    $1,204,078  $1,011,517  $32,947,598  $34,764,368
                                    ==========  ==========  ===========  ===========

                                    LMPVET FUNDAMENTAL VALUE  LMPVET INTERNATIONAL ALL CAP
                                        INVESTMENT OPTION              OPPORTUNITY
                                            (CLASS I)               INVESTMENT OPTION
                                    ------------------------  ----------------------------
                                        2007        2006             2007      2006
                                    -----------  -----------      ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   107,305  $   219,326      $   1,569  $  8,292
   Net realized gain (loss)           1,948,116    1,648,998        429,861    64,251
   Change in unrealized gains
      (losses) on investments        (1,884,591)   2,355,805       (392,956)   71,485
                                    -----------  -----------      ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                170,830    4,224,129         38,474   144,028
                                    -----------  -----------      ---------  --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              1,762,641    2,423,183         40,453    41,508
   Transfers from other funding
      options                           771,686    1,087,494         92,233     2,900
   Policy surrenders                 (2,217,388)  (2,116,003)       (36,946)  (51,370)
   Transfers to other funding
      options                        (2,282,947)  (2,356,316)       (43,928)  (54,605)
   Other receipts (payments)            (68,657)     (20,590)            --    (5,318)
                                    -----------  -----------      ---------  --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (2,034,665)    (982,232)        51,812   (66,885)
                                    -----------  -----------      ---------  --------
      Net increase (decrease)
         in net assets               (1,863,835)   3,241,897         90,286    77,143
NET ASSETS:
   Beginning of period               30,087,086   26,845,189        679,295   602,152
                                    -----------  -----------      ---------  --------
   End of period                    $28,223,251  $30,087,086      $ 769,581  $679,295
                                    ===========  ===========      =========  ========

   The accompanying notes are an integral part of these financial statements.

                                      LMPVET INVESTORS   LMPVET LARGE CAP GROWTH  LMPVET CAPITAL AND INCOME
                                     INVESTMENT OPTION      INVESTMENT OPTION        INVESTMENT OPTION
                                         (CLASS I)              (CLASS I)               (CLASS II)
                                     -----------------  ------------------------  -------------------------
                                       2007 (b)   2006      2007        2006          2007         2006
                                     -----------  ----  -----------  -----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    81,990   $--  $   (90,989) $   (80,232)   $   4,633    $  5,901
   Net realized gain (loss)              327,075    --      240,799      327,002      153,540      20,609
   Change in unrealized gains
      (losses) on investments           (690,659)   --      336,518       13,650     (122,542)     25,055
                                     -----------   ---  -----------  -----------    ---------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                (281,594)   --      486,328      260,420       35,631      51,565
                                     -----------   ---  -----------  -----------    ---------    --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                 714,008    --      971,970    1,125,831      311,500     201,990
   Transfers from other funding
      options                         13,677,103    --      204,338      542,764       46,184      36,515
   Policy surrenders                    (870,145)   --     (992,282)  (1,881,887)     (83,271)    (65,221)
   Transfers to other funding
      options                           (452,140)   --     (623,547)  (2,111,208)     (50,583)     (3,568)
   Other receipts (payments)              (7,015)   --      (19,618)      (1,604)        (752)         --
                                     -----------   ---  -----------  -----------    ---------    --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     13,061,811    --     (459,139)  (2,326,104)     223,078     169,716
                                     -----------   ---  -----------  -----------    ---------    --------
      Net increase (decrease)
         in net assets                12,780,217    --       27,189   (2,065,684)     258,709     221,281
NET ASSETS:
   Beginning of period                        --    --   11,172,005   13,237,689      654,411     433,130
                                     -----------   ---  -----------  -----------    ---------    --------
   End of period                     $12,780,217   $--  $11,199,194  $11,172,005    $ 913,120    $654,411
                                     ===========   ===  ===========  ===========    =========    ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period November 13, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.



                                        LMPVIT HIGH INCOME       LMPVPIII LARGE CAP VALUE
                                         INVESTMENT OPTION          INVESTMENT OPTION
                                     -------------------------  -------------------------
                                         2007         2006        2007 (a)       2006
                                     ------------  -----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    449,279  $   824,976  $     14,148  $    43,433
   Net realized gain (loss)              (323,197)    (386,626)    3,060,984      711,645
   Change in unrealized gains
      (losses) on investments            (164,976)     329,272    (2,414,256)   1,195,062
                                     ------------  -----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (38,894)     767,622       660,876    1,950,140
                                     ------------  -----------  ------------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                  507,562      722,885       276,103    1,117,445
   Transfers from other funding
      options                           6,346,587    5,888,055        73,158      176,329
   Policy surrenders                     (572,488)    (559,284)     (314,100)  (2,313,603)
   Transfers to other funding
      options                         (12,228,142)  (5,877,797)  (13,034,872)  (1,323,534)
   Other receipts (payments)               (6,609)      (1,865)       (2,771)      (7,196)
                                     ------------  -----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (5,953,090)     171,994   (13,002,482)  (2,350,559)
                                     ------------  -----------  ------------  -----------
      Net increase (decrease)
         in net assets                 (5,991,984)     939,616   (12,341,606)    (400,419)
NET ASSETS:
   Beginning of period                 11,613,239   10,673,623    12,341,606   12,742,025
                                     ------------  -----------  ------------  -----------
   End of period                     $  5,621,255  $11,613,239  $         --  $12,341,606
                                     ============  ===========  ============  ===========

                                                               MIST LEGG MASON PARTNERS
                                         MIST JANUS FORTY           MANAGED ASSETS
                                        INVESTMENT OPTION          INVESTMENT OPTION
                                            (CLASS A)                  (CLASS A)
                                     ------------------------  ------------------------
                                        2007        2006 (c)      2007       2006 (c)
                                     -----------  -----------  ----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (179,990) $  (134,587)  $   88,098  $  (28,955)
   Net realized gain (loss)            4,304,536      (63,191)     486,656         434
   Change in unrealized gains
      (losses) on investments          2,674,541      886,204     (264,027)    345,472
                                     -----------  -----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               6,799,087      688,426      310,727     316,951
                                     -----------  -----------   ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               2,507,137    1,817,192      779,470     442,773
   Transfers from other funding
      options                          1,192,226   24,685,149      334,038   5,271,200
   Policy surrenders                  (3,152,603)  (2,086,842)    (593,897)   (430,820)
   Transfers to other funding
      options                         (1,857,583)  (1,016,824)    (225,127)   (148,697)
   Other receipts (payments)             (66,489)      (6,290)      (2,444)       (374)
                                     -----------  -----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     (1,377,312)  23,392,385      292,040   5,134,082
                                     -----------  -----------   ----------  ----------
      Net increase (decrease)
         in net assets                 5,421,775   24,080,811      602,767   5,451,033
NET ASSETS:
   Beginning of period                24,080,811           --    5,451,033          --
                                     -----------  -----------   ----------  ----------
   End of period                     $29,502,586  $24,080,811   $6,053,800  $5,451,033
                                     ===========  ===========   ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                       MIST LOOMIS
                                      SAYLES GLOBAL                               MIST LORD ABBETT
                                         MARKETS       MIST LORD ABBETT BOND          GROWTH AND
                                       INVESTMENT           DEBENTURE                   INCOME
                                         OPTION         INVESTMENT OPTION        INVESTMENT OPTION
                                        (CLASS A)           (CLASS A)                (CLASS B)
                                    ----------------  ----------------------  ----------------------
                                     2007 (b)   2006     2007      2006 (c)      2007      2006 (c)
                                    ----------  ----  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (14,701)  $--  $  200,679  $  (21,195) $    1,509  $  (15,064)
   Net realized gain (loss)             16,111    --      37,524       2,252     154,421       3,255
   Change in unrealized gains
      (losses) on investments          438,516    --       8,735     221,670     (72,506)    232,419
                                    ----------   ---  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               439,926    --     246,938     202,727      83,424     220,610
                                    ----------   ---  ----------  ----------  ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                92,512    --     496,580     292,218     491,480     285,956
   Transfers from other funding
      options                        2,419,401    --     420,645   3,927,060     147,129   2,787,084
   Policy surrenders                  (243,526)   --    (408,263)   (211,457)   (240,321)   (148,455)
   Transfers to other funding
      options                         (103,669)   --    (556,297)    (46,188)   (112,023)   (176,570)
   Other receipts (payments)                --    --     (25,551)       (815)       (368)    (18,305)
                                    ----------   ---  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    2,164,718    --     (72,886)  3,960,818     285,897   2,729,710
                                    ----------   ---  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets               2,604,644    --     174,052   4,163,545     369,321   2,950,320
NET ASSETS:
   Beginning of period                      --    --   4,163,545          --   2,950,320          --
                                    ----------   ---  ----------  ----------  ----------  ----------
   End of period                    $2,604,644   $--  $4,337,597  $4,163,545  $3,319,641  $2,950,320
                                    ==========   ===  ==========  ==========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period November 13, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                              MIST                                       MIST MFS          MIST MFS
                                         MET/AIM CAPITAL                MIST         EMERGING MARKETS      RESEARCH
                                          APPRECIATION           MET/AIM SMALL CAP        EQUITY         INTERNATIONAL
                                           INVESTMENT                 GROWTH            INVESTMENT         INVESTMENT
                                             OPTION              INVESTMENT OPTION        OPTION            OPTION
                                            (CLASS A)                (CLASS A)          (CLASS A)          (CLASS B)
                                    ------------------------  ---------------------  ----------------  ----------------
                                        2007       2006 (c)       2007     2006 (c)   2007 (b)   2006   2007 (b)   2006
                                    -----------  -----------  ----------  ---------  ----------  ----  ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (85,712) $   (40,267) $   (5,594) $  (2,348) $  (15,014)  $--  $  (38,384)  $--
   Net realized gain (loss)              (4,961)   1,244,168      12,883     (3,835)     45,687    --      23,833    --
   Change in unrealized gains
      (losses) on investments         1,241,711   (1,290,710)     28,957     14,210     679,118    --     362,566    --
                                    -----------  -----------  ----------  ---------  ----------   ---  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations              1,151,038      (86,809)     36,246      8,027     709,791    --     348,015    --
                                    -----------  -----------  ----------  ---------  ----------   ---  ----------   ---
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              1,063,724      841,700     136,358     77,416      63,634    --     202,566    --
   Transfers from other funding
      options                           190,735   10,968,924     899,963    589,002   2,979,357    --   7,164,136    --
   Policy surrenders                 (1,143,916)    (878,278)    (70,936)   (31,596)   (113,916)   --    (207,964)   --
   Transfers to other funding
      options                          (353,790)    (264,174)    (19,781)  (214,440)   (166,658)   --    (673,027)   --
   Other receipts (payments)             (9,199)      (5,265)         --         --     (38,689)   --          --    --
                                    -----------  -----------  ----------  ---------  ----------   ---  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (252,446)  10,662,907     945,604    420,382   2,723,728    --   6,485,711    --
                                    -----------  -----------  ----------  ---------  ----------   ---  ----------   ---
      Net increase (decrease)
         in net assets                  898,592   10,576,098     981,850    428,409   3,433,519    --   6,833,726    --
NET ASSETS:
   Beginning of period               10,576,098           --     428,409         --          --    --          --    --
                                    -----------  -----------  ----------  ---------  ----------   ---  ----------   ---
   End of period                    $11,474,690  $10,576,098  $1,410,259  $ 428,409  $3,433,519   $--  $6,833,726   $--
                                    ===========  ===========  ==========  =========  ==========   ===  ==========   ===

   The accompanying notes are an integral part of these financial statements.

                                                                 MIST NEUBERGER BERMAN REAL  MIST PIMCO INFLATION PROTECTED
                                          MIST MFS VALUE                    ESTATE                         BOND
                                        INVESTMENT OPTION             INVESTMENT OPTION              INVESTMENT OPTION
                                            (CLASS A)                      (CLASS A)                     (CLASS A)
                                    ---------------------------  --------------------------  ------------------------------
                                        2007         2006 (c)         2007        2006 (c)       2007 (b)         2006
                                    ------------  -------------  -------------  -----------  -------------  ---------------
 INCREASE (DECREASE) IN NET ASSETS:
 FROM OPERATIONS:
   Net investment income (loss)      $  (46,552)    $   36,571    $     9,221   $  (17,326)    $   (7,511)        $--
   Net realized gain (loss)             111,748        167,996        382,773       47,840          6,198          --
   Change in unrealized gains
      (losses) on investments           261,927        190,374     (1,199,857)     625,340         93,788          --
                                     ----------     ----------    -----------   ----------     ----------         ---
      Net increase (decrease)
         in net assets resulting
         from operations                327,123        394,941       (807,863)     655,854         92,475          --
                                     ----------     ----------    -----------   ----------     ----------         ---
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                382,221        122,725        480,067      396,616         86,343          --
   Transfers from other funding
      options                         1,298,876      3,865,739      1,618,604    3,446,471      1,694,710          --
   Policy surrenders                   (234,532)       (59,877)      (276,168)    (144,581)       (62,853)         --
   Transfers to other funding
      options                           (90,128)       (39,513)      (367,731)    (307,353)      (176,069)         --
   Other receipts (payments)                 --             --             --           --             --          --
                                     ----------     ----------    -----------   ----------     ----------         ---
      Net increase (decrease)
         in net assets resulting
         from policy transactions     1,356,437      3,889,074      1,454,772    3,391,153      1,542,131          --
                                     ----------     ----------    -----------   ----------     ----------         ---
      Net increase (decrease)
         in net assets                1,683,560      4,284,015        646,909    4,047,007      1,634,606          --
NET ASSETS:
   Beginning of period                4,284,015             --      4,047,007           --             --          --
                                     ----------     ----------    -----------   ----------     ----------         ---
   End of period                     $5,967,575     $4,284,015    $ 4,693,916   $4,047,007     $1,634,606         $--
                                     ==========     ==========    ===========   ==========     ==========         ===

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period April 30, 2007 to December 31, 2007.

(c) For the period May 1, 2006 to December 31, 2006.

(d) For the period November 13, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                                        MIST PIONEER FUND     MIST PIONEER STRATEGIC INCOME
                                        INVESTMENT OPTION             INVESTMENT OPTION
                                           (CLASS A)                    (CLASS A)
                                    ------------------------  -----------------------------
                                       2007       2006 (c)        2007           2006 (c)
                                    ----------  ------------  -------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $      962   $   (6,768)    $  (16,629)    $  363,857
   Net realized gain (loss)             42,008        1,897         11,979          5,841
   Change in unrealized gains
      (losses) on investments           18,857      102,792        546,530        (48,454)
                                    ----------   ----------     ----------      ---------
      Net increase (decrease)
         in net assets resulting
         from operations                61,827       97,921        541,880        321,244
                                    ----------   ----------     ----------      ---------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               108,332       84,504        699,268        459,595
   Transfers from other funding
      options                            8,723    1,291,720      1,302,899      8,629,870
   Policy surrenders                  (126,983)    (102,196)      (566,198)      (276,588)
   Transfers to other funding
      options                         (246,088)        (503)      (284,012)      (225,912)
   Other receipts (payments)                --       (6,630)            --        (41,972)
                                    ----------   ----------     ----------      ---------
      Net increase (decrease)
         in net assets resulting
         from policy transactions     (256,016)   1,266,895      1,151,957      8,544,993
                                    ----------   ----------     ----------      ---------
      Net increase (decrease)
         in net assets                (194,189)   1,364,816      1,693,837      8,866,237
NET ASSETS:
   Beginning of period               1,364,816           --      8,866,237             --
                                    ----------   ----------     ----------      ---------
   End of period                    $1,170,627  $ 1,364,816    $10,560,074     $8,866,237
                                    ==========  ===========    ===========     ==========

                                    MIST THIRD AVENUE SMALL CAP   MSF BLACKROCK AGGRESSIVE
                                                VALUE                      GROWTH
                                           INVESTMENT OPTION           INVESTMENT OPTION
                                               (CLASS B)                 (CLASS D)
                                    ----------------------------  --------------------------
                                         2007         2006 (d)         2007        2006 (c)
                                    -------------  -------------  -------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (27,443)    $   (3,498)    $  (22,574)  $  (12,457)
   Net realized gain (loss)              180,304          3,436         44,066       (6,304)
   Change in unrealized gains
      (losses) on investments           (808,056)        65,875        462,466      (24,919)
                                      ----------     ----------     ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                (655,195)        65,813        483,958      (43,680)
                                      ----------     ----------     ----------   ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                 750,434         43,380        557,017      220,176
   Transfers from other funding
      options                          6,543,341      2,932,151        254,295    2,498,555
   Policy surrenders                    (532,746)       (23,329)      (290,544)    (139,978)
   Transfers to other funding
      options                           (517,055)      (108,952)      (365,289)     (65,167)
   Other receipts (payments)                (580)            --         (5,921)        (471)
                                      ----------     ----------     ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      6,243,394      2,843,250        149,558    2,513,115
                                      ----------     ----------     ----------   ----------
      Net increase (decrease)
         in net assets                 5,588,199      2,909,063        633,516    2,469,435
NET ASSETS:
   Beginning of period                 2,909,063             --      2,469,435           --
                                      ----------     ----------     ----------   ----------
   End of period                      $8,497,262     $2,909,063     $3,102,951   $2,469,435
                                      ==========     ==========     ==========   ==========

   The accompanying notes are an integral part of these financial statements.


                                      MSF BLACKROCK
                                       DIVERSIFIED     MSF BLACKROCK MONEY MARKET      MSF FI LARGE CAP
                                    INVESTMENT OPTION       INVESTMENT OPTION          INVESTMENT OPTION
                                        (CLASS A)               (CLASS A)                  (CLASS A)
                                    -----------------  --------------------------  ------------------------
                                     2007 (b)    2006      2007        2006 (c)        2007       2006 (c)
                                    ----------  -----  ------------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (11,725)  $--   $  1,672,524  $  1,109,517  $  (117,368) $   (91,942)
   Net realized gain (loss)                593    --             --            --    1,127,770      (89,061)
   Change in unrealized gains
      (losses) on investments           27,776    --             --            --     (511,026)     421,814
                                    ----------   ---   ------------  ------------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                16,644    --      1,672,524     1,109,517      499,376      240,811
                                    ----------   ---   ------------  ------------  -----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                79,822    --      7,553,769     4,962,301    1,904,232    1,308,622
   Transfers from other funding
      options                        2,037,833    --     17,323,009    44,876,064      196,909   17,254,531
   Policy surrenders                  (174,378)   --     (7,524,553)   (2,450,377)  (1,752,805)  (1,404,644)
   Transfers to other funding
      options                          (26,114)   --    (14,999,916)  (11,397,360)    (751,330)  (1,001,903)
   Other receipts (payments)                --    --        (32,330)      (10,703)     (24,036)      (2,798)
                                    ----------   ---   ------------  ------------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    1,917,163    --      2,319,979    35,979,925     (427,030)  16,153,808
                                    ----------   ---   ------------  ------------  -----------  -----------
      Net increase (decrease)
         in net assets               1,933,807    --      3,992,503    37,089,442       72,346   16,394,619
NET ASSETS:
   Beginning of period                      --    --     37,089,442            --   16,394,619           --
                                    ----------   ---   ------------  ------------  -----------  -----------
   End of period                    $1,933,807   $--   $ 41,081,945  $ 37,089,442  $16,466,965  $16,394,619
                                    ==========   ===   ============  ============  ===========  ===========

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period April 30, 2007 to December 31, 2007.

(c) For the period May 1, 2006 to December 31, 2006.

(d) For the period November 13, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                                       MSF               MSF METLIFE          MSF METLIFE
                                                                METLIFE AGGRESSIVE       CONSERVATIVE       CONSERVATIVE TO
                                      MSF FI VALUE LEADERS          ALLOCATION            ALLOCATION      MODERATE ALLOCATION
                                        INVESTMENT OPTION       INVESTMENT OPTION     INVESTMENT OPTION    INVESTMENT OPTION
                                            (CLASS D)               (CLASS B)             (CLASS B)            (CLASS B)
                                    ------------------------  ---------------------  -------------------  -------------------
                                        2007       2006 (c)      2007      2006 (c)    2007     2006 (c)     2007    2006 (c)
                                    -----------  -----------  ----------  ---------  --------  ---------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $      (476) $   (59,891) $   (8,265) $  (3,468) $ (1,074) $    (519) $  (5,243) $ (2,771)
   Net realized gain (loss)             995,050      (48,441)     20,312     (5,582)    2,824        245     25,418     3,351
   Change in unrealized gains
      (losses) on investments          (649,478)     389,598      10,468     64,515     4,414      3,221      8,984    43,621
                                    -----------  -----------  ----------  ---------  --------  ---------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                345,096      281,266      22,515     55,465     6,164      2,947     29,159    44,201
                                    -----------  -----------  ----------  ---------  --------  ---------  ---------  --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                788,568      626,851     333,628    116,589    24,144      8,812    130,481    69,488
   Transfers from other funding
      options                           169,637   11,393,003     311,125    770,754   227,385    287,068    151,020   664,959
   Policy surrenders                   (576,970)    (437,091)   (125,607)   (55,030)  (58,494)    (4,160)   (65,593)  (28,709)
   Transfers to other funding
      options                          (843,625)  (1,099,067)   (158,354)  (122,591)  (22,092)  (210,329)  (235,829)  (72,780)
   Other receipts (payments)               (577)     (76,781)         --         --        --         --        377        --
                                    -----------  -----------  ----------  ---------  --------  ---------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (462,967)  10,406,915     360,792    709,722   170,943     81,391    (19,544)  632,958
                                    -----------  -----------  ----------  ---------  --------  ---------  ---------  --------
      Net increase (decrease)
         in net assets                 (117,871)  10,688,181     383,307    765,187   177,107     84,338      9,615   677,159
NET ASSETS:
   Beginning of period               10,688,181           --     765,187         --    84,338         --    677,159        --
                                    -----------  -----------  ----------  ---------  --------  ---------  ---------  --------
   End of period                    $10,570,310  $10,688,181  $1,148,494  $ 765,187  $261,445  $  84,338  $ 686,774  $677,159
                                    ===========  ===========  ==========  =========  ========  =========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                    MSF METLIFE MODERATE   MSF METLIFE MODERATE
                                          ALLOCATION          TO AGGRESSIVE        MSF METLIFE STOCK
                                      INVESTMENT OPTION    ALLOCATION INVESTMENT    INDEX INVESTMENT
                                          (CLASS B)          OPTION (CLASS B)       OPTION (CLASS A)
                                    --------------------  ----------------------  ------------------
                                       2007     2006 (c)     2007      2006 (c)     2007 (b)    2006
                                    ----------  --------  ----------  ----------  ------------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (13,708) $   (346) $  (37,884) $  (18,053) $  (111,181)   $--
   Net realized gain (loss)              2,606       485      85,288      (5,394)      25,930     --
   Change in unrealized gains
      (losses) on investments           43,981     1,304      86,522     256,789      (93,906)    --
                                    ----------  --------  ----------  ----------  -----------    ---
      Net increase (decrease)
         in net assets resulting
         from operations                32,879     1,443     133,926     233,342     (179,157)    --
                                    ----------  --------  ----------  ----------  -----------    ---
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               760,974     7,757   1,536,855     509,238    1,022,008     --
   Transfers from other funding
      options                        1,441,646   588,109     903,891   3,395,041   19,995,967     --
   Policy surrenders                  (106,062)   (5,723)   (486,224)   (162,200)  (1,510,458)    --
   Transfers to other funding
      options                           (7,119)     (428)   (678,467)   (161,184)  (1,048,081)    --
   Other receipts (payments)                --        --          --     (33,341)      (8,734)    --
                                    ----------  --------  ----------  ----------  -----------    ---
      Net increase (decrease)
         in net assets resulting
         from policy transactions    2,089,439   589,715   1,276,055   3,547,554   18,450,702     --
                                    ----------  --------  ----------  ----------  -----------    ---
      Net increase (decrease)
         in net assets               2,122,318   591,158   1,409,981   3,780,896   18,271,545     --
NET ASSETS:
   Beginning of period                 591,158        --   3,780,896          --           --     --
                                    ----------  --------  ----------  ----------  -----------    ---
   End of period                    $2,713,476  $591,158  $5,190,877  $3,780,896  $18,271,545    $--
                                    ==========  ========  ==========  ==========  ===========    ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period November 13, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                                                MSF MORGAN      MSF MORGAN
                                                               STANLEY EAFE    STANLEY EAFE
                                                                  INDEX            INDEX
                                      MSF MFS TOTAL RETURN      INVESTMENT      INVESTMENT         MSF OPPENHEIMER
                                        INVESTMENT OPTION         OPTION          OPTION      GLOBAL EQUITY INVESTMENT
                                            (CLASS F)            (CLASS A)       (CLASS B)        OPTION (CLASS A)
                                    ------------------------  --------------  --------------  -------------------------
                                       2007        2006 (c)   2007 (b)  2006  2007 (b)  2006      2007       2006 (c)
                                    -----------  -----------  --------  ----  --------  ----  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   300,960  $  (141,310)  $   (26)   $--  $    (50)  $--  $    29,928  $   (15,276)
   Net realized gain (loss)           1,056,963       30,568        (2)    --       191    --      298,586        1,106
   Change in unrealized gains
      (losses) on investments          (491,234)   1,922,767      (251)    --        --    --      373,043      445,439
                                    -----------  -----------   -------    ---  --------   ---  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                866,689    1,812,025      (279)    --       141    --      701,557      431,269
                                    -----------  -----------   -------    ---  --------   ---  -----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners              2,567,102    1,793,894       368     --       771    --      673,630       89,526
   Transfers from other funding
      options                         1,382,017   25,870,823    20,157     --    19,575    --      955,490   12,184,068
   Policy surrenders                 (2,794,952)  (2,114,761)     (197)    --      (323)   --   (1,209,309)    (142,326)
   Transfers to other funding
      options                        (1,384,079)  (1,265,572)       --     --   (20,164)   --     (669,040)      (8,643)
   Other receipts (payments)            (49,780)     (69,245)       --     --        --    --       (6,590)          --
                                    -----------  -----------   -------    ---  --------   ---  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (279,692)  24,215,139    20,328     --      (141)   --     (255,819)  12,122,625
                                    -----------  -----------   -------    ---  --------   ---  -----------  -----------
      Net increase (decrease)
         in net assets                  586,997   26,027,164    20,049     --        --    --      445,738   12,553,894
NET ASSETS:
   Beginning of period               26,027,164           --        --     --        --    --   12,553,894           --
                                    -----------  -----------   -------    ---  --------   ---  -----------  -----------
   End of period                    $26,614,161  $26,027,164   $20,049    $--  $     --   $--  $12,999,632  $12,553,894
                                    ===========  ===========   =======    ===  ========   ===  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                                            MSF T. ROWE PRICE LARGE CAP   MSF WESTERN ASSET MANAGEMENT
                                    MSF RUSSELL 2000 INDEX           GROWTH                    U.S. GOVERNMENT
                                     INVESTMENT OPTION          INVESTMENT OPTION            INVESTMENT OPTION
                                        (CLASS A)                  (CLASS B)                     (CLASS A)
                                    ----------------------  ---------------------------   ----------------------------
                                      2007 (b)      2006        2007         2006 (c)        2007        2006 (c)
                                    -----------  ---------  ----------  ---------------   -----------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (94,754)    $--     $  (13,083)    $  (10,388)    $   350,871    $   (84,897)
   Net realized gain (loss)             (27,662)     --        113,544          3,531         127,159         25,608
   Change in unrealized gains
      (losses) on investments        (1,122,693)     --         72,008        157,488         126,539        748,613
                                    -----------     ---     ----------     ----------     -----------    -----------
      Net increase (decrease)
         in net assets resulting
         from operations             (1,245,109)     --        172,469        150,631         604,569        689,324
                                    -----------     ---     ----------     ----------     -----------    -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                683,018      --        275,025        166,929       1,127,042        726,999
   Transfers from other funding
      options                        17,309,021      --        120,460      2,195,578       1,063,281     17,850,718
   Policy surrenders                   (814,198)     --       (210,708)      (122,562)       (871,402)      (661,444)
   Transfers to other funding
      options                          (570,327)     --       (700,492)      (120,895)     (2,865,926)      (872,668)
   Other receipts (payments)               (441)     --        (54,631)            --          (6,225)       (11,207)
                                    -----------     ---     ----------     ----------     -----------    -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    16,607,073      --       (570,346)     2,119,050      (1,553,230)    17,032,398
                                    -----------     ---     ----------     ----------     -----------    -----------
      Net increase (decrease)
         in net assets               15,361,964      --       (397,877)     2,269,681        (948,661)    17,721,722
NET ASSETS:
   Beginning of period                       --      --      2,269,681             --      17,721,722             --
                                    -----------     ---     ----------     ----------     -----------    -----------
   End of period                    $15,361,964     $--     $1,871,804     $2,269,681     $16,773,061    $17,721,722
                                    ===========     ===     ==========     ==========     ===========    ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period November 13, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                     PIMCO VIT REAL RETURN    PIMCO VIT TOTAL RETURN
                                       INVESTMENT OPTION         INVESTMENT OPTION
                                     (ADMINISTRATIVE CLASS)   (ADMINISTRATIVE CLASS)
                                    -----------------------  ------------------------
                                      2007 (a)     2006         2007         2006
                                    -----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $    15,164  $   23,649  $ 1,025,624  $   910,819
   Net realized gain (loss)             (35,452)     21,772      (31,664)      86,415
   Change in unrealized gains
      (losses) on investments            47,185     (42,486)     991,348     (245,706)
                                    -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 26,897       2,935    1,985,308      751,528
                                    -----------  ----------  -----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                 81,969     395,143    1,930,547    2,150,899
   Transfers from other funding
      options                            68,551     480,534    1,744,266    1,536,519
   Policy surrenders                    (23,740)    (51,355)  (1,400,985)  (1,606,105)
   Transfers to other funding
      options                        (1,301,252)   (160,354)  (2,633,713)  (3,916,724)
   Other receipts (payments)                 --          --       (9,273)    (421,059)
                                    -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (1,174,472)    663,968     (369,158)  (2,256,470)
                                    -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets               (1,147,575)    666,903    1,616,150   (1,504,942)
NET ASSETS:
   Beginning of period                1,147,575     480,672   25,693,013   27,197,955
                                    -----------  ----------  -----------  -----------
   End of period                    $        --  $1,147,575  $27,309,163  $25,693,013
                                    ===========  ==========  ===========  ===========

                                    PIONEER MID CAP VALUE VCT  PUTNAM VT DISCOVERY GROWTH
                                         INVESTMENT OPTION           INVESTMENT OPTION
                                           (CLASS II)                  (CLASS IB)
                                    -------------------------  --------------------------
                                      2007           2006         2007          2006
                                    ------------  -----------  ----------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (14,808)   $  (47,082)   $ (1,280)    $ (1,195)
   Net realized gain (loss)             676,676     1,496,345      25,015        5,616
   Change in unrealized gains
      (losses) on investments          (379,899)     (792,295)     (8,100)      11,131
                                     ----------    ----------    --------     --------
      Net increase (decrease)
         in net assets resulting
         from operations                281,969       656,968      15,635       15,552
                                     ----------    ----------    --------     --------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                628,609       883,648      14,866       19,038
   Transfers from other funding
      options                           299,516       323,000         608          794
   Policy surrenders                   (444,654)     (474,303)    (22,445)     (10,810)
   Transfers to other funding
      options                          (938,459)     (265,093)    (21,020)     (18,135)
   Other receipts (payments)                 --        (3,710)         --           --
                                     ----------    ----------    --------     --------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (454,988)      463,542     (27,991)      (9,113)
                                     ----------    ----------    --------     --------
      Net increase (decrease)
         in net assets                 (173,019)    1,120,510     (12,356)       6,439
NET ASSETS:
   Beginning of period                6,458,488     5,337,978     164,499      158,060
                                     ----------    ----------    --------     --------
   End of period                     $6,285,469    $6,458,488    $152,143     $164,499
                                     ==========    ==========    ========     ========

   The accompanying notes are an integral part of these financial statements.

                                           PUTNAM VT                 PUTNAM VT             VAN KAMPEN LIT
                                      INTERNATIONAL EQUITY        SMALL CAP VALUE            COMSTOCK
                                        INVESTMENT OPTION         INVESTMENT OPTION      INVESTMENT OPTION
                                           (CLASS IB)                (CLASS IB)              (CLASS II)
                                    ------------------------  -----------------------  ----------------------
                                      2007 (a)       2006       2007 (a)      2006        2007        2006
                                    -----------  -----------  -----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   166,641  $   (12,221) $    15,936  $  (24,248) $   24,117  $   12,240
   Net realized gain (loss)           2,904,994      471,121    1,345,587     500,887     109,427     166,300
   Change in unrealized gains
      (losses) on investments        (2,539,727)     934,791     (976,391)    222,455    (289,639)    194,931
                                    -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                531,908    1,393,691      385,132     699,094    (156,095)    373,471
                                    -----------  -----------  -----------  ----------  ----------  ----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners                121,826      288,538      241,207     896,815     569,024     564,738
   Transfers from other funding
      options                            39,584      458,182       45,064   1,031,472   1,355,878     418,182
   Policy surrenders                   (143,227)    (278,897)    (171,847)   (509,497)   (254,810)   (322,032)
   Transfers to other funding
      options                        (6,888,236)  (1,134,538)  (5,929,522)   (499,106)   (472,427)   (270,221)
   Other receipts (payments)                 --          (71)          --     (28,239)         --      (3,725)
                                    -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions    (6,870,053)    (666,786)  (5,815,098)    891,445   1,197,665     386,942
                                    -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets               (6,338,145)     726,905   (5,429,966)  1,590,539   1,041,570     760,413
NET ASSETS:
   Beginning of period                6,338,145    5,611,240    5,429,966   3,839,427   3,013,118   2,252,705
                                    -----------  -----------  -----------  ----------  ----------  ----------
   End of period                    $        --  $ 6,338,145  $        --  $5,429,966  $4,054,688  $3,013,118
                                    ===========  ===========  ===========  ==========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period November 13, 2006 to December 31, 2006.

   The accompanying notes are an integral part of these financial statements.

                                        VAN KAMPEN LIT                                  VANGUARD VIF
                                       STRATEGIC GROWTH         VANGUARD VIF          TOTAL STOCK MARKET
                                      INVESTMENT OPTION         MID-CAP INDEX               INDEX             THE MERGER FUND VL
                                          (CLASS I)           INVESTMENT OPTION       INVESTMENT OPTION        INVESTMENT OPTION
                                    ----------------------  ----------------------  ----------------------  -----------------------
                                       2007        2006        2007        2006        2007        2006        2007        2006
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (12,584) $  (12,278) $    6,477  $    2,390  $    4,392  $   (3,976) $  (32,930) $   (39,439)
   Net realized gain (loss)             47,745      19,411     196,374      54,540     137,617      78,541     598,840      771,730
   Change in unrealized gains
      (losses) on investments          213,003      25,186    (126,390)     88,447     (24,894)    128,338    (541,441)     (48,817)
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               248,164      32,319      76,461     145,377     117,115     202,903      24,469      683,474
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  -----------
POLICY TRANSACTIONS:
   Premium payments received
      from policy owners               191,493     192,394     282,142     283,129     269,389     367,098      78,037      200,888
   Transfers from other funding
      options                           35,992      41,734   1,094,598     987,214     642,597   1,693,402   1,184,534    1,150,342
   Policy surrenders                  (164,130)   (129,563)   (171,221)   (179,102)   (180,475)    (74,858)    (85,121)     (61,384)
   Transfers to other funding
      options                         (135,861)    (81,524)   (289,784)   (746,954)    (42,880)     (8,865)   (977,914)  (3,946,403)
   Other receipts (payments)                --      (1,106)    (27,137)         --          --          --          --           --
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from policy transactions      (72,506)     21,935     888,598     344,287     688,631   1,976,777     199,536   (2,656,557)
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  -----------
      Net increase (decrease)
         in net assets                 175,658      54,254     965,059     489,664     805,746   2,179,680     224,005   (1,973,083)
NET ASSETS:
   Beginning of period               1,583,303   1,529,049   1,564,512   1,074,848   2,584,755     405,075   3,293,599    5,266,682
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  -----------
   End of period                    $1,758,961  $1,583,303  $2,529,571  $1,564,512  $3,390,501  $2,584,755  $3,517,604  $ 3,293,599
                                    ==========  ==========  ==========  ==========  ==========  ==========  ==========  ===========

   The accompanying notes are an integral part of these financial statements.

              METLIFE OF CT FUND UL II FOR VARIABLE LIFE INSURANCE
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Fund UL II for Variable Life Insurance (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Board of Directors of MetLife Life and Annuity Company of Connecticut ("MLAC") on October 17, 1995 to support operations of MLAC with respect to certain variable life insurance policies (the "Policies"). On December 7, 2007, MLAC merged into the Company and the Separate Account became a separate account of the Company. The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Investment Options, each of which is treated as an individual accounting entity for financial reporting purposes. Each Investment Option invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

American Funds Insurance Series ("American Funds")
Dreyfus Variable Investment Fund ("Dreyfus VIF")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Goldman Sachs Variable Insurance Trust ("Goldman Sachs")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Pioneer Variable Contracts Trust ("Pioneer VCT")
Van Kampen Life Investment Trust ("Van Kampen LIT")
Vanguard Variable Insurance Fund ("Vanguard VIF")
The Merger Fund VL

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Policies is not chargeable with liabilities arising out of any other business the Company may conduct.

Premium payments applied to the Separate Account are invested in one or more Investment Options in accordance with the selection made by the policy owner. The following Investment Options were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Investment Option invests):

American Funds Global Growth Investment Option (Class 2)
American Funds Growth Investment Option (Class 2)
American Funds Growth-Income Investment Option (Class 2)
Dreyfus VIF Appreciation Investment Option (Initial Shares)
Dreyfus VIF Developing Leaders Investment Option (Initial Shares)
Fidelity VIP Contrafund Investment Option (Service Class)
Fidelity VIP Equity Income Investment Option (Initial Class)
Fidelity VIP Growth Investment Option (Initial Class)
Fidelity VIP High Income Investment Option (Initial Class)
Fidelity VIP Mid Cap Investment Option (Service Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Investment Option (Class 2) FTVIPT Templeton Developing Markets Securities Investment Option (Class 2) FTVIPT Templeton Foreign Securities Investment Option (Class 2)
FTVIPT Templeton Global Income Securities Investment Option (Class 1) Goldman Sachs Capital Growth Investment Option (Institutional Class)

1. ORGANIZATION

Janus Aspen Global Technology Investment Option (Service Shares)
Janus Aspen Mid Cap Growth Investment Option (Service Shares)
Janus Aspen Worldwide Growth Investment Option (Service Shares)
LMPVET Aggressive Growth Investment Option (Class I)
LMPVET Capital Investment Option
LMPVET Equity Index Investment Option (Class I)
LMPVET Fundamental Value Investment Option (Class I)
LMPVET International All Cap Opportunity Investment Option
LMPVET Investors Investment Option (Class I)
LMPVET Large Cap Growth Investment Option (Class I)
LMPVET Capital and Income Investment Option (Class II)
LMPVIT High Income Investment Option
MIST Janus Forty Investment Option (Class A)
MIST Legg Mason Partners Managed Assets Investment Option (Class A)
MIST Loomis Sayles Global Markets Investment Option (Class A)
MIST Lord Abbett Bond Debenture Investment Option (Class A)
MIST Lord Abbett Growth and Income Investment Option (Class B)
MIST Met/AIM Capital Appreciation Investment Option (Class A)
MIST Met/AIM Small Cap Growth Investment Option (Class A)
MIST MFS Emerging Markets Equity Investment Option (Class A)
MIST MFS Research International Investment Option (Class B)
MIST MFS Value Investment Option (Class A)
MIST Neuberger Berman Real Estate Investment Option (Class A)
MIST PIMCO Inflation Protected Bond Investment Option (Class A)
MIST Pioneer Fund Investment Option (Class A)
MIST Pioneer Strategic Income Investment Option (Class A)
MIST Third Avenue Small Cap Value Investment Option (Class B)
MSF BlackRock Aggressive Growth Investment Option (Class D)
MSF BlackRock Diversified Investment Option (Class A)
MSF BlackRock Money Market Investment Option (Class A)
MSF FI Large Cap Investment Option (Class A)
MSF FI Value Leaders Investment Option (Class D)
MSF MetLife Aggressive Allocation Investment Option (Class B)
MSF MetLife Conservative Allocation Investment Option (Class B)
MSF MetLife Conservative to Moderate Allocation Investment Option (Class B) MSF MetLife Moderate Allocation Investment Option (Class B)
MSF MetLife Moderate to Aggressive Allocation Investment Option (Class B) MSF MetLife Stock Index Investment Option (Class A)
MSF MFS Total Return Investment Option (Class F)
MSF Morgan Stanley EAFE Index Investment Option (Class A)
MSF Morgan Stanley EAFE Index Investment Option (Class B)*
MSF Oppenheimer Global Equity Investment Option (Class A)
MSF Russell 2000 Index Investment Option (Class A)
MSF T. Rowe Price Large Cap Growth Investment Option (Class B)
MSF Western Asset Management U.S. Government Investment Option (Class A) PIMCO VIT Total Return Investment Option (Administrative Class)
Pioneer Mid Cap Value VCT Investment Option (Class II)
Putnam VT Discovery Growth Investment Option (Class IB)
Van Kampen LIT Comstock Investment Option (Class II)

1.ORGANIZATION

Van Kampen LIT Strategic Growth Investment Option (Class I)
Vanguard VIF Mid-Cap Index Investment Option
Vanguard VIF Total Stock Market Index Investment Option
The Merger Fund VL Investment Option

*    This Investment Option had no net assets as of December 31, 2007.

The following Investment Options ceased operations during the year ended December 31, 2007:

Credit Suisse Emerging Markets Investment Option
Dreyfus Stock Index Investment Option
DWS VIT Small Cap Index VIP Investment Option
Legg Mason Variable Large Cap Value Investment Option
MetLife Investment Diversified Bond Investment Option
MetLife Investment International Stock Investment Option
MetLife Investment Large Company Stock Investment Option
MetLife Investment Small Company Stock Investment Option
PIMCO Real Return Investment Option
Putnam VT International Equity Investment Option
Putnam VT Small Cap Value Investment Option
Templeton Global Asset Allocation Investment Option
Fidelity VIP Asset ManagerSM Investment Option

The operations of the Investment Options were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable International           Legg Mason Partners Variable International All Cap
All Cap Growth Portfolio                             Opportunity Portfolio
Janus Capital Appreciation Portfolio                 Janus Forty Portfolio
Legg Mason Partners Variable Multiple Discipline --  Legg Mason Partners Variable Capital Portfolio
   All Cap Growth and Value Portfolio
Legg Mason Partners Variable Multiple Discipline --  Legg Mason Partners Variable Capital and Income
   Balanced All Cap Growth and Value Portfolio          Portfolio

MERGERS:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable Large Cap Value         Legg Mason Partners Variable Investors Portfolio
   Portfolio

1. ORGANIZATION

SUBSTITUTIONS:

OLD NAME                                          NEW NAME
--------                                          --------
Emerging Markets Portfolio                        MFS Emerging Markets Equity Portfolio
Dreyfus Stock Index Fund                          MetLife Stock Index Portfolio
Putnam VT International Equity Fund               MFS Research International Portfolio
DWS Small Cap Index VIP Portfolio                 Russell 2000 Index Portfolio
Fidelity VIP Asset ManagerSM Fund                 BlackRock Diversified Portfolio
Putnam VT Small Cap Value Fund                    Third Avenue Small Cap Value Portfolio
PIMCO Real Return Portfolio                       PIMCO Inflation Protected Bond Portfolio
Templeton Global Asset Allocation Portfolio       Loomis Sayles Global Markets Portfolio
MetLife Investment International Stock Portfolio  Morgan Stanley EAFE Index Portfolio
MetLife Investment Small Company Stock Portfolio  Russell 2000 Index Portfolio
MetLife Investment Large Company Stock Portfolio  MetLife Stock Index Portfolio
MetLife Investment Diversified Bond Portfolio     Lehman Brother Aggregate Bond Index Portfolio

This report is prepared for the general information of policy owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable life separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Policies. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.

2. SIGNIFICANT ACCOUNTING POLICIES

PREMIUM PAYMENTS

The Company deducts a sales charge and a state premium tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain Policies, the Company also deducts a federal income tax charge before amounts are allocated to the Separate Account. The federal income tax charge is imposed in connection with certain Policies to recover a portion of the federal income tax adjustment attributable to policy acquisition expenses. Net premiums are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The policy owner has the opportunity to transfer funds between Investment Options within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes of net assets are primarily policy benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Policies and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution of each policy and Separate Account.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk  0.20% - 0.85%
Administrative              0.10%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular policy.

Policy charges are assessed on a monthly basis. These charges generally include: cost of insurance ("COI") charges, administrative charges, a policy fee, and charges for benefits provided by rider. The COI charge is the primary charge under the policy for the death benefit provided by the Company. Administrative charges range from $0 to $20 per month, plus $0.00 to $0.39 for every $1,000 of initial stated amount per month for the first 3 to 6 policy years. In addition, a surrender charge is imposed if the policy is partially or fully surrendered within the specified surrender charge period that ranges from $2.04 to $42.20 for every $1,000 of the policy face amount for up to the first 15 policy years. These charges are assessed through the redemption of units and are recorded as policy charges in the accompanying statements of changes in net assets.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the company.

4.   STATEMENT OF INVESTMENTS

                                                              AS OF             FOR THE YEAR ENDED
                                                       DECEMBER 31, 2007         DECEMBER 31, 2007
                                                    ---------------------  -----------------------------
                                                                 MARKET        COST OF        PROCEEDS
                                                      SHARES    VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                    ---------  ----------  -------------  --------------
American Funds Global Growth Investment
   Option (Class 2) (Cost $13,662,994)                738,068  18,451,698    4,737,349         953,316
American Funds Growth Investment Option
   (Class 2) (Cost $20,894,263)                       797,907  53,236,326    7,661,524       3,115,277
American Funds Growth-Income Investment
   Option (Class 2) (Cost $38,890,665)                614,111  25,952,312    3,692,844       2,436,370
Credit Suisse Trust Emerging Markets
   Investment Option (Cost $0) (a)                         --          --      102,074       2,445,420
Dreyfus Stock Index Investment Option
   (Initial Shares) (Cost $0) (a)                          --          --      322,945      20,088,675
Dreyfus VIF Appreciation Investment Option
   (Initial Shares) (Cost $826,597)                    21,163     949,369      390,876         208,406
Dreyfus VIF Developing Leaders Investment
   Option (Initial Shares) (Cost $7,896,257)          219,110   7,086,003    2,059,144       3,333,276
DWS VIT Small Cap Index VIP Investment Option
   (Class A) (Cost $0) (a)                                 --          --    1,931,063      17,337,812
Fidelity VIP Asset Manager SM Investment
   Option (Initial Class) (Cost $0) (a)                    --          --      150,693       2,143,774
Fidelity VIP Contrafund Investment Option
   (Service Class) (Cost $21,804,311)                 817,666  22,731,117    8,168,277       1,098,744
Fidelity VIP Equity Income Investment Option
   (Initial Class) (Cost $11,335,323)                 506,011  12,098,735    1,722,539         981,519
Fidelity VIP Growth Investment Option
   (Initial Class) (Cost $10,908,001)                 352,907  15,923,177      953,399       1,255,994
Fidelity VIP High Income Investment Option
   (Initial Class) (Cost $2,286,737)                  334,970   2,003,122      327,794         191,648
Fidelity VIP Mid Cap Investment Option
   (Service Class 2) (Cost $8,106,132)                266,340   9,489,702    2,173,444         973,232
FTVIP Templeton Global Asset Allocation
   Investment Option (Class 1) (Cost $0) (a)               --          --       98,429       2,457,366
FTVIPT Franklin Small-Mid Cap Growth
   Securities Investment
   Option (Class 2) (Cost $5,664,819)                 303,985   6,964,292    2,055,803         745,828
FTVIPT Templeton Developing Markets Securities
   Investment Option (Class 2) (Cost $5,280,133)      444,690   7,115,038    2,361,464         669,589
FTVIPT Templeton Foreign Securities
   Investment Option (Class 2) (Cost $ 17,750,708)  1,165,621  23,603,822    4,580,974       1,757,494
FTVIPT Templeton Global Income Securities
   Investment Option (Class 1) (Cost $749,164)         50,512     858,708       96,819         119,450
Goldman Sachs Capital Growth Investment Option
   (Institutional Class) (Cost $2,297,767)            238,417   3,035,048      158,433         226,241
Janus Aspen Global Technology Investment
   Option (Service Shares) (Cost $1,677,105)          419,061   2,170,736      355,517         261,963
Janus Aspen Mid Cap Growth Investment Option
   (Service Shares) (Cost $4,901,037)                 211,084   8,221,727      791,007         748,609
Janus Aspen Worldwide Growth Investment Option
   (Service Shares) (Cost $6,212,151)                 213,732   7,487,028    1,353,677         565,104
LMPVET Aggressive Growth Investment Option
   (Class I) (Cost $9,035,222)                        745,191  12,154,060      600,715       1,724,510
LMPVET Capital Investment Option (Cost $1,186,091)     76,406   1,204,160      341,357          92,859
LMPVET Equity Index Investment Option (Class I)
   (Cost $26,927,308)                                 981,821  32,949,922    4,399,013       5,722,297
LMPVET Fundamental Value Investment Option
   (Class I) (Cost $25,647,849)                     1,301,302  28,225,241    2,981,086       3,482,993
LMPVET International All Cap Opportunity
   Investment Option (Cost $918,760)                   85,992     769,632      568,216         130,476

4.   STATEMENT OF INVESTMENTS

                                                              AS OF             FOR THE YEAR ENDED
                                                       DECEMBER 31, 2007         DECEMBER 31, 2007
                                                    ---------------------  -----------------------------
                                                                 MARKET        COST OF        PROCEEDS
                                                      SHARES    VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                    ---------  ----------  -------------  --------------
LMPVET Investors Investment Option (Class I)
   (Cost $13,471,767) (b)                             773,675  12,781,108    14,369,140        893,693
LMPVET Large Cap Growth Investment Option
   (Class I) (Cost $9,076,312)                        674,697  11,199,978       745,544      1,295,404
LMPVET Capital and Income Investment Option
   (Class II)
   (Cost $ 997,536)                                    73,526     913,929       468,612         94,222
LMPVIT High Income Investment Option
   (Cost $ 6,289,740)                                 842,824   5,621,638     6,949,238     12,453,215
LMPVPIII Large Cap Value Investment Option
   (Cost $0) (a)                                           --          --       206,366     13,195,269
MIST Janus Forty Investment Option (Class A)
   (Cost $25,943,952)                                 352,043  29,504,698     5,755,768      3,070,774
MIST Legg Mason Partners Managed Assets
   Investment Option (Class A) (Cost $5,972,768)      352,810   6,054,213     1,359,544        501,642
MIST Loomis Sayles Global Markets Investment
   Option (Class A) (Cost $2,166,321) (b)             196,147   2,604,837     2,403,773        253,563
MIST Lord Abbett Bond Debenture Investment Option
   (Class A) (Cost $4,107,482)                        343,459   4,337,888       936,829        803,484
MIST Lord Abbett Growth and Income Investment
   Option (Class B) (Cost $3,159,950)                 115,715   3,319,862       663,288        236,892
MIST Met/AIM Capital Appreciation Investment
   Option (Class A) (Cost $11,524,498)                949,959  11,475,499       547,416        857,451
MIST Met/AIM Small Cap Growth Investment Option
   (Class A) (Cost $1,367,192)                         94,910   1,410,359     1,004,903         56,715
MIST MFS Emerging Markets Equity Investment Option
   (Class A) (Cost $2,754,613) (b)                    238,785   3,433,732     3,060,464        351,538
MIST MFS Research International Investment Option
   (Class B) (Cost $6,471,630) (b)                    477,248   6,834,197     7,445,390        997,593
MIST MFS Value Investment Option (Class A)
   (Cost $5,515,702)                                  396,809   5,968,003     1,626,838        220,686
MIST Neuberger Berman Real Estate Investment
   Option (Class A) (Cost $5,268,756)                 333,398   4,694,238     2,234,177        378,242
MIST PIMCO Inflation Protected Bond Investment
   Option (Class A) (Cost $1,540,931) (b)             149,153   1,634,720     1,787,922        253,188
MIST Pioneer Fund Investment Option (Class A)
   (Cost $1,049,060)                                   76,869   1,170,709        88,146        343,182
MIST Pioneer Strategic Income Investment Option
   (Class A) (Cost $10,062,722)                     1,053,972  10,560,798     1,676,346        540,700
MIST Third Avenue Small Cap Value Investment
   Option (Class B) (Cost $9,240,025)                 541,954   8,497,844     7,196,042        794,220
MSF BlackRock Aggressive Growth Investment Option
   (Class D) (Cost $2,665,609)                        108,275   3,103,156       628,334        501,253
MSF BlackRock Diversified Investment Option
   (Class A) (Cost $1,906,171) (b)                    106,378   1,933,948     2,069,230        163,651
MSF BlackRock Money Market Investment Option
   (Class A) (Cost $41,084,751)                       410,847  41,084,751    22,914,223     18,920,604
MSF FI Large Cap Investment Option (Class A)
   (Cost $16,557,352)                               1,123,338  16,468,140     1,984,436      1,414,303
MSF FI Value Leaders Investment Option (Class D)
   (Cost $10,830,921)                                  53,994  10,571,040     1,592,642      1,078,235
MSF MetLife Aggressive Allocation Investment
   Option (Class B) (Cost $1,073,592)                  91,084   1,148,575       549,355        194,913
MSF MetLife Conservative Allocation Investment
   Option (Class B) (Cost $253,827)                    23,513     261,462       245,215         75,276
MSF MetLife Conservative to Moderate Allocation
   Investment Option (Class B) (Cost $633,838)         59,535     686,442       259,899        283,724

4.   STATEMENT OF INVESTMENTS -- (CONCLUDED)

                                                              AS OF             FOR THE YEAR ENDED
                                                       DECEMBER 31, 2007         DECEMBER 31, 2007
                                                    ---------------------  -----------------------------
                                                                 MARKET        COST OF        PROCEEDS
                                                      SHARES    VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                    ---------  ----------  -------------  --------------
MSF MetLife Moderate Allocation Investment Option
   (Class B) (Cost $2,668,384)                        226,895   2,713,669     2,145,988         68,732
MSF MetLife Moderate to Aggressive Allocation
   Investment Option (Class B) (Cost $4,847,924)      419,324   5,191,234     2,065,336        820,587
MSF MetLife Stock Index Investment Option
   (Class A) (Cost $18,366,778) (b)                   493,861  18,272,872    20,164,444      1,823,596
MSF MFS Total Return Investment Option (Class F)
   (Cost $25,184,451)                                 173,451  26,615,983     3,385,954      2,482,297
MSF Morgan Stanley EAFE Index Investment Option
   (Class A) (Cost $20,302) (b)                         1,166      20,051        20,471            166
MSF Morgan Stanley EAFE Index Investment Option
   (Class B) (Cost $0) (b)                                 --          --        20,656         20,847
MSF Oppenheimer Global Equity Investment Option
   (Class A) (Cost $12,182,110)                       742,891  13,000,592     1,504,896      1,537,981
MSF Russell 2000 Index Investment Option
   (Class A) (Cost $16,485,746) (b)                 1,083,431  15,363,052    17,415,910        902,502
MSF T. Rowe Price Large Cap Growth Investment
   Option (Class B) (Cost $1,642,432)                 114,142   1,871,928       299,886        863,421
MSF Western Asset Management U.S. Government
   Investment Option (Class A) (Cost $15,898,883)   1,342,997  16,774,035     1,982,559      3,184,636
PIMCO VIT Real Return Investment Option
   (Administrative Class) (Cost $0) (a)                    --          --       157,105      1,316,466
PIMCO VIT Total Return Investment Option
   (Administrative Class) (Cost $26,692,400)        2,603,597  27,311,057     3,422,480      2,765,311
Pioneer Mid Cap Value VCT Investment Option
   (Class II) (Cost $6,753,345)                       328,588   6,285,884     1,359,014      1,138,340
Putnam VT Discovery Growth Investment Option
   (Class IB) (Cost $116,496)                          25,615     152,152        25,880         39,829
Putnam VT International Equity Investment Option
   (Class I B) (Cost $0) (a)                               --          --     1,055,743      6,964,031
Putnam VT Small Cap Value Investment Option
   (Class IB) (Cost $0) (a)                                --          --       810,365      5,997,273
Van Kampen LIT Comstock Investment Option
   (Class II) (Cost $4,007,754)                       293,837   4,054,957     1,829,196        533,122
Van Kampen LIT Strategic Growth Investment Option
   (Class I) (Cost $1,305,983)                         52,229   1,759,076       158,788        243,832
Vanguard VIF Mid-Cap Index Investment Option
   (Cost $2,541,608)                                  136,154   2,529,750     1,443,051        361,407
Vanguard VIF Total Stock Market Index Investment
   Option (Cost $3,275,282)                           109,062   3,390,739     1,006,301        182,426
The Merger Fund VL Investment Option
   (Cost $3,910,419)                                  353,198   3,517,853     1,844,330      1,131,179

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Policies, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007:

                                                      AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                              ---------------------------------  -------------------------------------------------
                                                      UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                              UNITS     LOWEST TO    NET ASSETS     INCOME          LOWEST TO         LOWEST TO
                                              (000s)   HIGHEST ($)     (000s)      RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                              ------  -------------  ----------  -------------  ----------------  ----------------
American Funds Global Growth            2007  10,517  1.746 - 1.769    18,450         2.80         0.65 - 0.90       13.87 - 14.06
   Investment Option (Class 2)          2006   8,785  1.533 - 1.551    13,528         0.87         0.65 - 0.90       19.33 - 19.68
                                        2005   7,261  1.284 - 1.296     9,359         0.67         0.65 - 0.90       13.02 - 13.39
                                        2004   6,202  1.135 - 1.144     7,067         0.44         0.65 - 0.90       12.49 - 12.72
                                        2003   3,800  1.009 - 1.017     3,847         0.38         0.65 - 0.90       33.99 - 34.30

American Funds Growth Investment        2007  38,358  1.382 - 1.400    53,233         0.79         0.65 - 0.90       11.32 - 11.55
   Option (Class 2)                     2006  37,555  1.241 - 1.255    46,773         0.85         0.65 - 0.90         9.20 - 9.51
                                        2005  32,449  1.135 - 1.146    36,972         0.72         0.65 - 0.90       15.14 - 15.41
                                        2004  29,699  0.985 - 0.993    29,363         0.19         0.65 - 0.90       11.55 - 11.82
                                        2003  23,573  0.883 - 0.888    20,889         0.13         0.65 - 0.90       35.57 - 35.99

American Funds Growth-Income            2007  18,297  1.392 - 1.440    25,951         1.53         0.65 - 0.90         4.10 - 4.35
   Investment Option (Class 2)          2006  18,150  1.337 - 1.380    24,717         1.62         0.65 - 0.90       14.18 - 14.43
                                        2005  17,046  1.171 - 1.206    20,322         1.40         0.65 - 0.90         4.83 - 5.14
                                        2004  15,252  1.117 - 1.147    17,314         0.94         0.65 - 0.90         9.40 - 9.66
                                        2003  12,771  1.021 - 1.046    13,240         1.21         0.65 - 0.90       31.23 - 31.57

Credit Suisse Trust Emerging            2007      --  2.355 - 2.431        --           --         0.65 - 0.90         5.03 - 5.10
   Markets Investment Option (a)        2006     973  2.242 - 2.313     2,232         0.54         0.65 - 0.90       31.34 - 31.64
                                        2005   1,189  1.707 - 1.757     2,071         0.72         0.65 - 0.90       26.73 - 27.13
                                        2004   1,180  1.347 - 1.382     1,620         0.26         0.65 - 0.90       23.81 - 24.06
                                        2003     618  1.088 - 1.114       685           --         0.65 - 0.90       41.67 - 41.91

Dreyfus Stock Index Investment          2007      --  1.066 - 3.496        --         0.42         0.65 - 0.90         5.52 - 5.67
   Option (Initial Shares) (a)          2006   8,556  1.010 - 3.313    18,769         1.65         0.65 - 0.90       14.48 - 14.69
                                        2005  10,064  0.882 - 2.894    19,718         1.63         0.65 - 0.90         3.76 - 4.08
                                        2004   9,918  0.850 - 2.789    18,770         1.82         0.65 - 0.90         9.63 - 9.87
                                        2003  10,212  0.774 - 2.544    17,593         1.52         0.65 - 0.90       27.20 - 27.45

Dreyfus VIF Appreciation Investment     2007     610  1.553 - 1.571       949         1.37         0.65 - 0.90         6.15 - 6.44
   Option (Initial Shares)              2006     494  1.463 - 1.476       725         1.47         0.65 - 0.90       15.45 - 15.67
                                        2005     358  1.267 - 1.276       454         0.02         0.65 - 0.90         3.43 - 3.74
                                        2004     301  1.225 - 1.230       370         2.14         0.65 - 0.90         4.08 - 4.33
                                        2003     142  1.177 - 1.179       167         5.82         0.65 - 0.90        6.23 - 11.78

Dreyfus VIF Developing Leaders          2007   6,621  1.065 - 1.085     7,086         0.80         0.65 - 0.90    (11.84) - (11.64)
   Investment Option (Initial Shares)   2006   8,899  1.208 - 1.228    10,793         0.40         0.65 - 0.90         2.81 - 3.11
                                        2005   9,318  1.175 - 1.191    10,982           --         0.65 - 0.90         4.89 - 5.12
                                        2004   9,804  1.120 - 1.133    11,013         0.22         0.65 - 0.90       10.34 - 10.64
                                        2003   8,450  1.015 - 1.024     8,596         0.03         0.65 - 0.90       30.46 - 30.78

DWS VIT Small Cap Index VIP Investment  2007      --  1.604 - 1.844        --         0.88         0.65 - 0.90         5.19 - 5.31
   Option (Class A) (a)                 2006   9,520  1.524 - 1.753    15,709         0.64         0.65 - 0.90       16.42 - 16.70
                                        2005   9,135  1.309 - 1.505    12,947         0.61         0.65 - 0.90         3.29 - 3.60
                                        2004   9,595  1.266 - 1.457    13,152         0.42         0.65 - 0.90       16.75 - 16.94
                                        2003   9,519  1.084 - 1.248    11,163         0.85         0.65 - 0.90       45.11 - 45.60

5. FINANCIAL HIGHLIGHTS

                                                      AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                              ---------------------------------  -------------------------------------------------
                                                      UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                              UNITS     LOWEST TO    NET ASSETS     INCOME          LOWEST TO         LOWEST TO
                                              (000s)   HIGHEST ($)     (000s)      RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                              ------  -------------  ----------  -------------  ----------------  ----------------
Fidelity VIP Asset Manager SM           2007      --  1.164 - 2.095        --         3.10         0.65 - 0.90        4.96 - 4.98
   Investment Option                    2006   1,159  1.109 - 1.996     2,009         2.66         0.65 - 0.90        6.34 - 6.64
  (Initial Class) (a)                   2005   1,189  1.042 - 1.877     1,935         2.81         0.65 - 0.90        3.13 - 3.33
                                        2004   1,307  1.010 - 1.820     2,082         2.80         0.65 - 0.90        4.54 - 4.83
                                        2003   1,475  0.966 - 1.741     2,310         3.71         0.65 - 0.90      16.92 - 17.23

Fidelity VIP Contrafund Investment      2007  12,232  1.842 - 1.892    22,730         0.89         0.65 - 0.90      16.43 - 16.72
   Option (Service Class)               2006  11,285  1.582 - 1.621    17,988         1.13         0.65 - 0.90      10.63 - 10.88
                                        2005   9,371  1.430 - 1.462    13,509         0.19         0.65 - 0.90      15.79 - 16.12
                                        2004   8,601  1.235 - 1.259    10,693         0.22         0.65 - 0.90      14.25 - 14.56
                                        2003   5,661  1.081 - 1.099     6,151         0.16         0.65 - 0.90      27.18 - 27.49

Fidelity VIP Equity Income Investment   2007   4,382  1.530 - 3.429    12,098         1.79         0.65 - 0.90        0.62 - 0.91
   Option (Initial Class)               2006   4,524  1.520 - 3.408    12,401         3.30         0.65 - 0.90      19.12 - 19.39
                                        2005   4,813  1.275 - 2.861    11,049         1.61         0.65 - 0.90        4.91 - 5.14
                                        2004   5,218  1.215 - 2.727    11,304         1.51         0.65 - 0.90      10.54 - 10.85
                                        2003   5,141  1.098 - 2.467     9,968         1.75         0.65 - 0.90      29.16 - 29.51

Fidelity VIP Growth Investment Option   2007   6,961  0.912 - 3.230    15,922         0.81         0.65 - 0.90      25.78 - 26.16
   (Initial Class)                      2006   7,175  0.724 - 2.568    12,907         0.39         0.65 - 0.90        5.85 - 6.22
                                        2005   7,469  0.684 - 2.425    12,936         0.49         0.65 - 0.90        4.89 - 5.02
                                        2004   7,613  0.652 - 2.312    12,487         0.26         0.65 - 0.90        2.44 - 2.81
                                        2003   7,262  0.636 - 2.257    11,595         0.27         0.65 - 0.90      31.68 - 31.96

Fidelity VIP High Income Investment     2007   1,369  1.141 - 1.649     2,003         8.30         0.65 - 0.90        1.85 - 2.12
   Option (Initial Class)               2006   1,387  1.119 - 1.619     1,979         7.35         0.65 - 0.90      10.21 - 10.53
                                        2005   1,522  1.015 - 1.469     1,989        15.05         0.65 - 0.90        1.80 - 1.99
                                        2004   1,742  0.997 - 1.443     2,259         8.32         0.65 - 0.90        8.58 - 8.87
                                        2003   1,804  0.917 - 1.329     2,170         6.66         0.65 - 0.90      26.13 - 26.58

Fidelity VIP Mid Cap Investment Option  2007   3,623  2.608 - 2.638     9,489         0.49         0.65 - 0.90      14.34 - 14.60
   (Service Class 2)                    2006   3,428  2.281 - 2.302     7,845         0.16         0.65 - 0.90      11.38 - 11.64
                                        2005   2,849  2.048 - 2.062     5,848           --         0.65 - 0.90      16.96 - 17.29
                                        2004   1,469  1.751 - 1.758     2,575           --         0.65 - 0.90      23.55 - 23.80
                                        2003     563  1.417 - 1.420       798           --         0.65 - 0.90      23.91 - 26.63

FTVIP Templeton Global Asset Allocation 2007      --          3.333        --           --                0.90               6.05
   Investment Option (Class 1) (a)      2006     706          3.143     2,218         6.87                0.90              20.33
                                        2005     620          2.612     1,618         3.91                0.90               2.92
                                        2004     597          2.538     1,514         3.05                0.90              14.89
                                        2003     627          2.209     1,385         2.72                0.90              31.18

FTVIPT Franklin Small-Mid Cap Growth    2007   5,641  1.223 - 1.254     6,964           --         0.65 - 0.90      10.28 - 10.48
   Securities Investment Option         2006   4,855  1.109 - 1.135     5,434           --         0.65 - 0.90        7.67 - 7.99
   (Class 2)                            2005   4,910  1.030 - 1.051     5,097           --         0.65 - 0.90        3.83 - 4.16
                                        2004   4,675  0.992 - 1.009     4,670           --         0.65 - 0.90      10.47 - 10.76
                                        2003   3,579  0.898 - 0.911     3,237           --         0.65 - 0.90      36.06 - 36.38

5. FINANCIAL HIGHLIGHTS

                                                      AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                              ---------------------------------  -------------------------------------------------
                                                      UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                              UNITS     LOWEST TO    NET ASSETS     INCOME          LOWEST TO         LOWEST TO
                                              (000s)   HIGHEST ($)     (000s)      RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                              ------  -------------  ----------  -------------  ----------------  ----------------
FTVIPT Templeton Developing Markets     2007   2,929  2.420 - 2.442     7,115         2.16         0.65 - 0.90      27.64 - 27.92
   Securities Investment Option         2006   2,349  1.896 - 1.909     4,463         1.19         0.65 - 0.90      26.91 - 27.27
   (Class 2)                            2005   1,641  1.494 - 1.500     2,458         1.37         0.65 - 0.90      26.29 - 26.58
                                        2004      85  1.183 - 1.185       100         0.42         0.65 - 0.90      13.75 - 28.11

FTVIPT Templeton Foreign Securities     2007   9,915  2.374 - 2.402    23,602         1.96         0.65 - 0.90      14.41 - 14.71
   Investment Option (Class 2)          2006   9,153  2.075 - 2.094    19,027         1.19         0.65 - 0.90      20.36 - 20.69
                                        2005   7,085  1.724 - 1.735    12,233         1.11         0.65 - 0.90        9.18 - 9.46
                                        2004   4,364  1.579 - 1.585     6,895         1.03         0.65 - 0.90      17.47 - 17.76
                                        2003   1,012  1.344 - 1.346     1,361         0.02         0.65 - 0.90      22.18 - 22.83

FTVIPT Templeton Global Income          2007     348          2.470       859         2.82                0.90              10.27
   Securities Investment Option         2006     365          2.240       817         3.15                0.90              12.11
   (Class 1)                            2005     410          1.998       819         6.27                0.90             (3.76)
                                        2004     361          2.076       750        12.20                0.90              14.07
                                        2003     733          1.820     1,335         7.19                0.90              21.58

Goldman Sachs Capital Growth            2007   2,291  1.324 - 1.337     3,035         0.19         0.65 - 0.90        9.14 - 9.41
   Investment Option (Institutional     2006   2,328  1.213 - 1.222     2,825         0.11         0.65 - 0.90        7.63 - 7.86
   Class)                               2005   2,923  1.127 - 1.133     3,296         0.15         0.65 - 0.90        1.99 - 2.26
                                        2004   2,879  1.105 - 1.108     3,181         0.69         0.65 - 0.90        8.12 - 8.41
                                        2003   2,919          1.022     2,984           --         0.65 - 0.90               2.20

Janus Aspen Global Technology           2007   4,302  0.501 - 0.509     2,171         0.36         0.65 - 0.90      20.53 - 20.90
   Investment Option (Service Shares)   2006   4,095  0.415 - 0.421     1,711           --         0.65 - 0.90        6.89 - 7.12
                                        2005   4,346  0.388 - 0.393     1,698           --         0.65 - 0.90      10.42 - 11.02
                                        2004   4,597  0.351 - 0.355     1,623           --         0.65 - 0.90             (0.28)
                                        2003   4,395  0.352 - 0.356     1,556           --         0.65 - 0.90      45.31 - 45.49

Janus Aspen Mid Cap Growth Investment   2007  11,963  0.682 - 0.692     8,221         0.07         0.65 - 0.90      20.71 - 20.98
   Option (Service Shares)              2006  11,892  0.565 - 0.573     6,767           --         0.65 - 0.90      12.13 - 12.60
                                        2005  14,423  0.503 - 0.511     7,310           --         0.65 - 0.90      11.09 - 11.28
                                        2004  14,663  0.452 - 0.460     6,682           --         0.65 - 0.90      19.26 - 19.95
                                        2003  11,132  0.379 - 0.385     4,242           --         0.65 - 0.90      33.68 - 33.92

Janus Aspen Worldwide Growth            2007   9,654  0.761 - 0.793     7,487         0.59         0.65 - 0.90        8.40 - 8.63
   Investment Option (Service Shares)   2006   8,618  0.702 - 0.730     6,172         1.65         0.65 - 0.90      16.81 - 17.17
                                        2005   9,952  0.601 - 0.623     6,105         1.23         0.65 - 0.90        4.70 - 4.88
                                        2004   9,897  0.574 - 0.594     5,802         0.95         0.65 - 0.90        3.52 - 3.85
                                        2003   9,176  0.554 - 0.572     5,188         0.86         0.65 - 0.90      22.57 - 23.01

LMPVET Aggressive Growth                2007  11,045  1.066 - 1.132    12,153           --         0.65 - 0.90        0.57 - 0.80
   Investment Option (Class I)          2006  12,002  1.060 - 1.123    13,138           --         0.65 - 0.90        7.83 - 8.08
                                        2005  12,227  0.983 - 1.039    12,388           --         0.65 - 0.90      10.57 - 11.00
                                        2004  12,224  0.889 - 0.936    11,191           --         0.65 - 0.90        8.95 - 9.22
                                        2003  11,128  0.816 - 0.857     9,336           --         0.65 - 0.90      33.33 - 33.70

LMPVET Capital Investment Option        2007     984  1.220 - 1.231     1,204         0.43         0.65 - 0.90        0.91 - 1.15
                                        2006     835  1.209 - 1.217     1,012         0.71         0.65 - 0.90      12.66 - 12.89
                                        2005     684  1.073 - 1.078       735         0.48         0.65 - 0.90        4.28 - 4.56
                                        2004     256  1.029 - 1.031       264         0.77         0.65 - 0.90        5.00 - 9.91

5. FINANCIAL HIGHLIGHTS

                                                      AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                              ---------------------------------  -------------------------------------------------
                                                      UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                              UNITS     LOWEST TO    NET ASSETS     INCOME          LOWEST TO         LOWEST TO
                                              (000s)   HIGHEST ($)     (000s)      RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                              ------  -------------  ----------  -------------  ----------------  ----------------
LMPVET Equity Index Investment Option   2007  30,067  1.052 - 1.150    32,948         1.85         0.65 - 0.90        4.26 - 4.50
   (Class I)                            2006  33,083  1.009 - 1.103    34,764         1.69         0.65 - 0.90      14.40 - 14.57
                                        2005  33,897  0.882 - 0.964    31,121         1.55         0.65 - 0.90        3.54 - 3.84
                                        2004  33,690  0.851 - 0.931    29,899         1.74         0.65 - 0.90        9.52 - 9.85
                                        2003  30,079  0.777 - 0.850    24,303         1.80         0.65 - 0.90      27.06 - 27.36

LMPVET Fundamental Value                2007  14,217  1.468 - 2.911    28,223         1.21         0.65 - 0.90        0.38 - 0.61
   Investment Option (Class I)          2006  15,071  1.462 - 2.900    30,087         1.62         0.65 - 0.90      15.77 - 16.07
                                        2005  15,553  1.262 - 2.505    26,845         0.93         0.65 - 0.90        3.81 - 4.08
                                        2004  16,372  1.215 - 2.413    27,150         0.71         0.65 - 0.90        7.24 - 7.54
                                        2003  14,196  1.132 - 2.250    21,724         0.67         0.65 - 0.90      37.38 - 37.68

LMPVET International All Cap            2007     602  1.257 - 1.313       770         1.02         0.65 - 0.90        5.38 - 5.64
   Opportunity Investment Option        2006     560  1.192 - 1.246       679         2.09         0.65 - 0.90      24.72 - 25.10
                                        2005     620  0.955 - 0.999       602         1.44         0.65 - 0.90      10.75 - 10.93
                                        2004     611  0.862 - 0.902       535         1.00         0.65 - 0.90      16.69 - 17.12
                                        2003     717  0.738 - 0.773       543         1.35         0.65 - 0.90      26.31 - 26.62

LMPVET Investors Investment Option
   (Class I) (b)                        2007   7,537  1.338 - 2.286    12,780         1.21         0.65 - 0.90     (2.22) - (2.02)

LMPVET Large Cap Growth Investment      2007  12,020  0.925 - 0.948    11,199         0.04         0.65 - 0.90        4.28 - 4.64
   Option (Class I)                     2006  12,518  0.887 - 0.906    11,172         0.15         0.65 - 0.90        3.71 - 3.90
                                        2005  15,367  0.855 - 0.872    13,238         0.13         0.65 - 0.90        4.27 - 4.56
                                        2004  17,669  0.820 - 0.834    14,584         0.40         0.65 - 0.90     (0.61) - (0.24)
                                        2003  15,108  0.825 - 0.836    12,532         0.03         0.65 - 0.90      46.28 - 46.67

LMPVET Capital and Income Investment    2007     751  1.209 - 1.220       913         1.30         0.65 - 0.90        4.40 - 4.63
   Option (Class II)                    2006     563  1.158 - 1.166       654         1.88         0.65 - 0.90        9.56 - 9.79
                                        2005     409  1.057 - 1.062       433         1.68         0.65 - 0.90        3.22 - 3.61
                                        2004     125  1.024 - 1.025       128         1.55         0.65 - 0.90        3.12 - 7.22

LMPVIT High Income Investment Option    2007   4,010  1.307 - 1.630     5,621         7.33         0.65 - 0.90     (0.61) - (0.38)
                                        2006   7,711  1.315 - 1.640    11,613        12.98         0.65 - 0.90       9.99 - 10.26
                                        2005   7,777  1.195 - 1.491    10,674        12.84         0.65 - 0.90        1.71 - 1.94
                                        2004   7,904  1.174 - 1.466    10,692        10.06         0.65 - 0.90        9.40 - 9.72
                                        2003  10,051  1.072 - 1.340    12,701        21.08         0.65 - 0.90      26.42 - 26.76

LMPVPIII Large Cap Value Investment     2007      --  1.368 - 2.338        --         0.38         0.65 - 0.90        5.36 - 5.40
   Option (a)                           2006   7,588  1.298 - 2.219    12,342         1.18         0.65 - 0.90      17.22 - 17.52
                                        2005   9,389  1.107 - 1.893    12,742         1.61         0.65 - 0.90        5.52 - 5.77
                                        2004   9,765  1.048 - 1.794    12,668         2.01         0.65 - 0.90        9.62 - 9.98
                                        2003   8,922  0.956 - 1.636    10,797         1.89         0.65 - 0.90      26.43 - 26.75

MIST Janus Forty Investment Option      2007  12,550  0.961 - 6.265    29,503         0.17         0.65 - 0.90      29.28 - 29.65
   (Class A)                            2006  12,524  0.743 - 4.846    24,081           --         0.65 - 0.90        3.02 - 3.16

MIST Legg Mason Partners Managed        2007   3,618  1.278 - 4.721     6,054         2.35         0.65 - 0.90        5.38 - 5.62
   Assets Investment Option (Class A)   2006   3,336  1.212 - 4.480     5,451           --         0.65 - 0.90        6.21 - 6.41

MIST Loomis Sayles Global Markets
   Investment Option (Class A) (b)      2007     651          3.999     2,605           --                0.90              19.98

MIST Lord Abbett Bond Debenture         2007   3,140  1.375 - 1.393     4,338         5.44         0.65 - 0.90        5.90 - 6.17
   Investment Option (Class A)          2006   3,195  1.297 - 1.312     4,164           --         0.65 - 0.90        5.25 - 5.47

5. FINANCIAL HIGHLIGHTS

                                                      AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                              ---------------------------------  -------------------------------------------------
                                                      UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                              UNITS     LOWEST TO    NET ASSETS     INCOME          LOWEST TO         LOWEST TO
                                              (000s)   HIGHEST ($)     (000s)      RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                              ------  -------------  ----------  -------------  ----------------  ----------------
MIST Lord Abbett Growth and Income      2007   1,872  1.766 - 1.786     3,320        0.85          0.65 - 0.90         2.79 - 3.00
   Investment Option (Class B)          2006   1,711  1.718 - 1.734     2,950          --          0.65 - 0.90         8.04 - 8.24

MIST Met/AIM Capital Appreciation       2007   9,675  0.799 - 1.682    11,475        0.09          0.65 - 0.90       10.95 - 11.10
   Investment Option (Class A)          2006   9,854  0.720 - 1.516    10,576        0.18          0.65 - 0.90      (0.79) - (0.54)

MIST Met/AIM Small Cap Growth           2007     967  1.457 - 1.467     1,410          --          0.65 - 0.90       10.38 - 10.72
   Investment Option (Class A)          2006     324  1.320 - 1.325       428          --          0.65 - 0.90      (0.30) - (0.15)

MIST MFS Emerging Markets Equity
   Investment Option (Class A) (b)      2007   1,131  2.962 - 3.063     3,434          --          0.65 - 0.90       25.77 - 26.00

MIST MFS Research International         2007   4,031  1.668 - 1.728     6,834          --          0.65 - 0.90         4.92 - 5.16
   Investment Option (Class B) (b)      2006      --             --        --          --                   --                  --

MIST MFS Value Investment Option        2007   4,309  1.384 - 1.393     5,968          --          0.65 - 0.90         6.71 - 6.91
   (Class A)                            2006   3,301  1.297 - 1.303     4,284        2.19          0.65 - 0.90       11.04 - 11.27

MIST Neuberger Berman Real Estate       2007   2,969  1.578 - 1.592     4,694        1.04          0.65 - 0.90    (15.52) - (15.36)
   Investment Option (Class A)          2006   2,163  1.868 - 1.881     4,047          --          0.65 - 0.90       22.25 - 22.46

MIST PIMCO Inflation Protected Bond
   Investment Option (Class A) (b)      2007   1,492  1.094 - 1.102     1,635          --          0.65 - 0.90         6.73 - 6.99

MIST Pioneer Fund Investment Option     2007     590  1.659 - 2.156     1,171        0.93          0.65 - 0.90         4.05 - 4.36
   (Class A)                            2006     715  1.594 - 2.072     1,365          --          0.65 - 0.90         8.03 - 8.23

MIST Pioneer Strategic Income           2007   6,555  1.600 - 1.625    10,560        0.66          0.65 - 0.90         5.68 - 6.00
   Investment Option (Class A)          2006   5,819  1.514 - 1.533     8,866        5.15          0.65 - 0.90         4.10 - 4.21

MIST Third Avenue Small Cap Value       2007   4,854  1.745 - 1.765     8,497        0.42          0.65 - 0.90      (3.86) - (3.66)
   Investment Option (Class B)          2006   1,599  1.815 - 1.832     2,909          --          0.65 - 0.90         2.20 - 2.25

MSF BlackRock Aggressive Growth         2007   3,956  0.781 - 0.791     3,103          --          0.65 - 0.90       19.33 - 19.67
   Investment Option (Class D)          2006   3,761  0.654 - 0.661     2,469          --          0.65 - 0.90      (1.94) - (1.78)

MSF BlackRock Diversified Investment
   Option (Class A) (b)                 2007   1,060  1.174 - 2.112     1,934          --          0.65 - 0.90         0.81 - 1.02

MSF BlackRock Money Market Investment   2007  28,294  1.176 - 2.000    41,082        4.95          0.65 - 0.90         4.11 - 4.46
   Option (Class A)                     2006  27,824  1.129 - 1.921    37,089        3.28          0.65 - 0.90         2.73 - 2.88

MSF FI Large Cap Investment Option      2007  12,692  0.750 - 2.088    16,467        0.16          0.65 - 0.90         3.01 - 3.25
   (Class A)                            2006  12,816  0.728 - 2.027    16,395          --          0.65 - 0.90         1.81 - 2.07

MSF FI Value Leaders Investment Option  2007   7,948  1.317 - 1.352    10,570        0.83          0.65 - 0.90         3.13 - 3.44
   (Class D)                            2006   8,296  1.277 - 1.307    10,688          --          0.65 - 0.90         3.07 - 3.24

MSF MetLife Aggressive Allocation       2007     884  1.297 - 1.306     1,148        0.06          0.65 - 0.90         2.29 - 2.59
   Investment Option (Class B)          2006     603  1.268 - 1.273       765          --          0.65 - 0.90         6.37 - 6.53

MSF MetLife Conservative Allocation     2007     229  1.141 - 1.148       261          --          0.65 - 0.90         4.67 - 4.84
   Investment Option (Class B)          2006      77  1.090 - 1.095        84          --          0.65 - 0.90         4.58 - 4.70

5. FINANCIAL HIGHLIGHTS

                                                      AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                              ---------------------------------  -------------------------------------------------
                                                      UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                              UNITS     LOWEST TO    NET ASSETS     INCOME          LOWEST TO         LOWEST TO
                                              (000s)   HIGHEST ($)     (000s)      RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                              ------  -------------  ----------  -------------  ----------------  ----------------
MSF MetLife Conservative to Moderate    2007     580  1.180 - 1.188       687          --          0.65 - 0.90        3.78 - 4.12
   Allocation Investment Option         2006     595  1.136 - 1.141       677          --          0.65 - 0.95        5.19 - 5.36
   (Class B)

MSF MetLife Moderate Allocation         2007   2,476  1.096 - 1.100     2,713          --          0.65 - 0.90        3.40 - 3.68
   Investment Option (Class B)          2006     558  1.059 - 1.061       591          --          0.65 - 0.90        2.72 - 9.95

MSF MetLife Moderate to Aggressive      2007   4,154  1.247 - 1.256     5,191        0.03          0.65 - 0.90        2.89 - 3.20
   Allocation Investment Option         2006   3,116  1.212 - 1.217     3,781          --          0.65 - 0.90        6.22 - 6.38
   (Class B)

MSF MetLife Stock Index Investment
   Option (Class A) (b)                 2007   7,655  1.054 - 3.455    18,272          --          0.65 - 0.90     (1.17) - (1.02)

MSF MFS Total Return Investment Option  2007  14,183  1.571 - 2.676    26,614        1.96          0.65 - 0.90        3.24 - 3.50
   (Class F)                            2006  14,425  1.521 - 2.592    26,027          --          0.65 - 0.90        7.42 - 7.61

MSF Morgan Stanley EAFE Index
   Investment Option (Class A) (b)      2007      20          1.010        20          --                 0.90              (1.37)

MSF Oppenheimer Global Equity           2007   3,813  1.731 - 3.652    13,000        1.12          0.65 - 0.90        5.55 - 5.78
   Investment Option (Class A)          2006   3,918  1.639 - 3.460    12,554          --          0.64 - 0.89        3.54 - 3.62

MSF Russell 2000 Index Investment
   Option (Class A) (b)                 2007   9,566  1.485 - 1.706    15,362          --          0.65 - 0.90     (7.48) - (7.32)

MSF T. Rowe Price Large Cap Growth      2007   1,788  1.040 - 1.057     1,872        0.20          0.65 - 0.90        8.19 - 8.44
   Investment Option (Class B)          2006   2,351  0.961 - 0.977     2,270          --          0.65 - 0.90        7.60 - 7.88

MSF Western Asset Management U.S.       2007   9,320  1.489 - 2.067    16,773        2.74          0.50 - 0.75        3.61 - 3.85
   Government Investment Option
   (Class A)                            2006  10,006  1.437 - 1.995    17,722          --          0.50 - 0.75        3.96 - 4.15

PIMCO VIT Real Return Investment        2007      --  1.024 - 1.030        --        1.55          0.65 - 0.90        2.20 - 2.39
   Option (Administrative Class) (a)    2006   1,144  1.002 - 1.006     1,148        4.31          0.65 - 0.90      (0.20) - 0.10
                                        2005     479  1.004 - 1.006       481        2.04          0.65 - 0.90        0.40 - 0.60

PIMCO VIT Total Return Investment       2007  19,626  1.377 - 1.418    27,309        4.80          0.65 - 0.90        7.75 - 8.08
   Option (Administrative Class)        2006  19,906  1.278 - 1.312    25,693        4.41          0.65 - 0.90        2.90 - 3.14
                                        2005  21,697  1.242 - 1.272    27,198        3.42          0.65 - 0.90        1.55 - 1.84
                                        2004  21,115  1.223 - 1.249    26,060        1.88          0.65 - 0.90        3.94 - 4.17
                                        2003  19,781  1.176 - 1.199    23,489        2.81          0.65 - 0.90        4.07 - 4.35

Pioneer Mid Cap Value VCT Investment    2007   3,689  1.694 - 1.718     6,285        0.58          0.65 - 0.90        4.44 - 4.63
   Option (Class II)                    2006   3,963  1.622 - 1.642     6,458          --          0.65 - 0.90      11.25 - 11.55
                                        2005   3,648  1.458 - 1.472     5,338        0.21          0.65 - 0.90        6.66 - 6.98
                                        2004   2,601  1.367 - 1.376     3,564        0.31          0.65 - 0.90      20.65 - 20.91
                                        2003   1,147  1.133 - 1.138     1,302        0.24          0.65 - 0.90      35.85 - 36.29

Putnam VT Discovery Growth Investment   2007     147  1.018 - 1.042       152          --          0.65 - 0.90        9.34 - 9.57
   Option (Class IB)                    2006     174  0.931 - 0.951       164          --          0.65 - 0.90      10.05 - 10.32
                                        2005     184  0.846 - 0.862       158          --          0.65 - 0.90        6.28 - 6.55
                                        2004     192  0.796 - 0.809       155          --          0.65 - 0.90        6.64 - 6.87
                                        2003     239  0.746 - 0.757       180          --          0.65 - 0.90      30.88 - 31.20

5. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                                      AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                              ---------------------------------  -------------------------------------------------
                                                      UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                              UNITS     LOWEST TO    NET ASSETS     INCOME          LOWEST TO         LOWEST TO
                                              (000s)   HIGHEST ($)     (000s)      RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                              ------  -------------  ----------  -------------  ----------------  ----------------
Putnam VT International Equity          2007     --   1.588 - 1.647       --         2.85          0.65 - 0.90        8.47 - 8.58
   Investment Option (Class IB) (a)     2006  4,265   1.464 - 1.518    6,338         0.63          0.65 - 0.90      26.61 - 26.82
                                        2005  4,765   1.156 - 1.199    5,611         1.44          0.65 - 0.90      11.22 - 11.57
                                        2004  4,915   1.039 - 1.078    5,202         1.63          0.65 - 0.90      15.17 - 15.45
                                        2003  6,466   0.902 - 0.936    5,939         0.74          0.65 - 0.90      27.35 - 27.61

Putnam VT Small Cap Value Investment    2007     --   1.848 - 1.872       --         0.55          0.65 - 0.90        7.05 - 7.16
   Option (Class IB) (a)                2006  3,134   1.726 - 1.747    5,430         0.30          0.65 - 0.90      16.23 - 16.54
                                        2005  2,577   1.485 - 1.499    3,839         0.16          0.65 - 0.90        6.07 - 6.31
                                        2004  2,262   1.400 - 1.410    3,176         0.27          0.65 - 0.90      25.11 - 25.44
                                        2003  1,439   1.119 - 1.124    1,613         0.32          0.65 - 0.90      48.21 - 48.68

Van Kampen LIT Comstock Investment      2007  2,384   1.693 - 1.713    4,055         1.45          0.65 - 0.90     (3.20) - (2.95)
   Option (Class II)                    2006  1,716   1.749 - 1.765    3,013         1.26          0.65 - 0.90      14.99 - 15.28
                                        2005  1,476   1.521 - 1.531    2,253         0.71          0.65 - 0.90        3.19 - 3.45
                                        2004    640   1.474 - 1.480      945         0.57          0.65 - 0.90      16.34 - 16.63
                                        2003    243   1.267 - 1.269      308           --          0.65 - 0.90      11.83 - 14.22

Van Kampen LIT Strategic Growth         2007  1,863   0.938 - 0.961    1,759         0.05          0.65 - 0.90      15.92 - 16.26
   Investment Option (Class I)          2006  1,946   0.809 - 0.829    1,583           --          0.65 - 0.90        1.84 - 2.12
                                        2005  1,919   0.793 - 0.814    1,529         0.25          0.65 - 0.90        6.96 - 7.23
                                        2004  1,870   0.741 - 0.761    1,391           --          0.65 - 0.90        6.01 - 6.41
                                        2003  1,722   0.699 - 0.717    1,206           --          0.65 - 0.90      26.23 - 26.49

Vanguard VIF Mid-Cap Index Investment   2007  1,796   1.407 - 1.416    2,530         1.20          0.65 - 0.90        5.23 - 5.44
   Option                               2006  1,169   1.337 - 1.343    1,565         1.03          0.65 - 0.90      12.73 - 13.05
                                        2005    906   1.186 - 1.188    1,075           --          0.65 - 0.90      18.60 - 18.90

Vanguard VIF Total Stock Market         2007  2,546   1.330 - 1.339    3,391         0.99          0.65 - 0.90        4.23 - 4.45
   Index Investment Option              2006  2,024   1.276 - 1.282    2,585         0.45          0.65 - 0.90      14.44 - 14.86
                                        2005    363   1.115 - 1.117      405           --                 0.90      11.50 - 11.70

The Merger Fund VL Investment Option    2007  2,752   1.277 - 1.288    3,518           --          0.65 - 0.90        1.19 - 1.42
                                        2006  2,604   1.262 - 1.270    3,294           --          0.65 - 0.90      15.55 - 15.77
                                        2005  4,821   1.092 - 1.097    5,267           --          0.65 - 0.90        3.60 - 3.88
                                        2004  1,186   1.054 - 1.056    1,250           --          0.65 - 0.90        5.29 - 6.14

(1) The Company sells a number of variable life products which have unique combinations of features and fees that are charged against the policy owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Option from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Investment Option is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Investment Option invests.

(3) These amounts represent the annualized policy expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual policy total returns are not within the ranges presented.

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

6. SCHEDULES OF ACCUMULATION UNITS
   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                                                     AMERICAN FUNDS
                           AMERICAN FUNDS GLOBAL GROWTH  AMERICAN FUNDS GROWTH       GROWTH-INCOME
                                 INVESTMENT OPTION         INVESTMENT OPTION       INVESTMENT OPTION
                                     (CLASS 2)                 (CLASS 2)               (CLASS 2)
                           ----------------------------  ----------------------  -----------------------
                                2007         2006           2007        2006        2007        2006
                           -------------  -------------  ----------  ----------  ----------  -----------
Units beginning of year       8,785,063     7,260,624     37,554,792  32,448,755  18,150,342  17,046,473
Units issued and
   transferred from other
   funding options            2,764,114     3,090,778      4,835,246   8,631,486   2,985,288   3,404,379
Units redeemed and
   transferred to other
   funding options           (1,032,248)   (1,566,339)    (4,032,152) (3,525,449) (2,838,763) (2,300,510)
                             ----------    ----------     ----------  ----------  ----------  ----------
Units end of year            10,516,929     8,785,063     38,357,886  37,554,792  18,296,867  18,150,342
                             ==========    ==========     ==========  ==========  ==========  ==========

                                                              DWS VIT SMALL CAP      FIDELITY VIP ASSET
                           DREYFUS VIF DEVELOPING LEADERS        INDEX VIP               MANAGER SM
                                  INVESTMENT OPTION           INVESTMENT OPTION       INVESTMENT OPTION
                                   (INITIAL SHARES)               (CLASS A)            (INITIAL CLASS)
                           ------------------------------  -----------------------  ---------------------
                                2007             2006        2007 (a)      2006      2007 (a)     2006
                           --------------  --------------  -----------  ----------  ----------  ---------
Units beginning of year       8,898,683       9,317,707       9,519,988   9,134,774   1,159,001  1,188,845
Units issued and
   transferred from other
   funding options              927,160       1,267,600         627,294   1,958,497      32,266    103,242
Units redeemed and
   transferred to other
   funding options           (3,204,709)     (1,686,624)    (10,147,282) (1,573,283) (1,191,267)  (133,086)
                             ----------      ----------     -----------  ----------  ----------  ---------
Units end of year             6,621,134       8,898,683              --   9,519,988          --  1,159,001
                             ==========      ==========     ===========  ==========  ==========  =========

                                                                           FTVIP TEMPLETON GLOBAL ASSET
                           FIDELITY VIP HIGH INCOME  FIDELITY VIP MID CAP           ALLOCATION
                               INVESTMENT OPTION       INVESTMENT OPTION         INVESTMENT OPTION
                                (INITIAL CLASS)        (SERVICE CLASS 2)             (CLASS 1)
                           ------------------------  --------------------  ----------------------------
                               2007         2006        2007      2006         2007 (a)       2006
                           -----------  -----------  ---------  ---------  -------------  -------------
Units beginning of year      1,387,074  1,522,477    3,427,797  2,849,430      705,802       619,572
Units issued and
   transferred from other
   funding options             148,320    133,483      842,135  1,181,119       39,831       163,387
Units redeemed and
   transferred to other
   funding options            (165,936)  (268,886)    (647,118)  (602,752)    (745,633)      (77,157)
                             ---------  ---------    ---------  ---------     --------       -------
Units end of year            1,369,458  1,387,074    3,622,814  3,427,797           --       705,802
                             =========  =========    =========  =========     ========       =======

                           CREDIT SUISSE TRUST EMERGING   DREYFUS STOCK INDEX    DREYFUS VIF APPRECIATION
                                        MARKETS            INVESTMENT OPTION         INVESTMENT OPTION
                                   INVESTMENT OPTION        (INITIAL SHARES)          (INITIAL SHARES)
                           ----------------------------  ----------------------  ------------------------
                               2007 (a)      2006         2007 (a)      2006          2007      2006
                              ----------  ---------      ----------  ----------     --------  -------
Units beginning of year          973,458  1,188,811       8,556,253  10,063,681      494,446  357,546
Units issued and
   transferred from other
   funding options                46,880    116,253         261,095     900,361      270,473  198,727
Units redeemed and
   transferred to other
   funding options            (1,020,338)  (331,606)     (8,817,348) (2,407,789)    (154,757) (61,827)
                              ----------   --------      ----------  ----------     --------  -------
Units end of year                     --    973,458              --   8,556,253      610,162  494,446
                              ==========   ========      ==========  ==========     ========  =======

                           FIDELITY VIP CONTRAFUND  FIDELITY VIP EQUITY INCOME    FIDELITY VIP GROWTH
                              INVESTMENT OPTION          INVESTMENT OPTION         INVESTMENT OPTION
                               (SERVICE CLASS)            (INITIAL CLASS)           (INITIAL CLASS)
                           -----------------------  --------------------------  ----------------------
                              2007         2006           2007       2006          2007        2006
                           ----------  -----------     ---------  ---------     ----------  ----------
Units beginning of year    11,285,163   9,371,273      4,523,501  4,813,473      7,174,504   7,468,988
Units issued and
   transferred from other
   funding options          1,922,042   3,608,300        353,436    471,888       931,003   1,166,428
Units redeemed and
   transferred to other
   funding options           (975,027) (1,694,410)      (495,421)  (761,860)    (1,144,662) (1,460,912)
                           ----------  ----------      ---------  ---------     ----------  ----------
Units end of year          12,232,178  11,285,163      4,381,516  4,523,501      6,960,845   7,174,504
                           ==========  ==========      =========  =========     ==========  ==========

                                   FTVIPT FRANKLIN          FTVIPT TEMPLETON DEVELOPING  FTVIPT TEMPLETON FOREIGN
                           SMALL-MID CAP GROWTH SECURITIES       MARKETS SECURITIES              SECURITIES
                                  INVESTMENT OPTION              INVESTMENT OPTION           INVESTMENT OPTION
                                      (CLASS 2)                       CLASS 2)                   (CLASS 2)
                           -------------------------------  ---------------------------  ------------------------
                                   2007       2006                2007       2006             2007        2006
                                 ---------  ---------          ---------  ---------        ----------  ---------
Units beginning of year          4,855,449  4,910,001          2,348,555  1,641,140         9,153,051  7,085,399
Units issued and
   transferred from other
   funding options               1,566,975    636,741            982,703  1,582,104         1,792,769  2,920,373
Units redeemed and
   transferred to other
   funding options                (781,831)  (691,293)          (402,672)  (874,689)       (1,030,652)  (852,721)
                                 ---------  ---------          ---------  ---------        ----------  ---------
Units end of year                5,640,593  4,855,449          2,928,586  2,348,555         9,915,168  9,153,051
                                 =========  =========          =========  =========        ==========  =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           FTVIPT TEMPLETON GLOBAL
                              INCOME SECURITIES     GOLDMAN SACHS CAPITAL GROWTH  JANUS ASPEN GLOBAL TECHNOLOGY
                              INVESTMENT OPTION           INVESTMENT OPTION             INVESTMENT OPTION
                                  (CLASS 1)             (INSTITUTIONAL CLASS)            (SERVICE SHARES)
                           -----------------------  ----------------------------  -----------------------------
                            2007          2006         2007           2006           2007           2006
                           -------      -------     ---------      ---------      ---------      ---------
Units beginning of year    364,792      409,829     2,328,312      2,923,303      4,094,643      4,346,182
Units issued and
   transferred from other
   funding options          40,498       65,039       149,695        119,022        894,465        722,713
Units redeemed and
   transferred to other
   funding options         (57,690)    (110,076)     (186,735)      (714,013)      (687,362)      (974,252)
                           -------     --------     ---------      ---------      ---------      ---------
Units end of year          347,600      364,792     2,291,272      2,328,312      4,301,746      4,094,643
                           =======     ========     =========      =========      =========      =========

                                                LMPVET EQUITY INDEX   LMPVET FUNDAMENTAL VALUE
                            LMPVET CAPITAL        INVESTMENT OPTION      INVESTMENT OPTION
                           INVESTMENT OPTION         (CLASS I)                 (CLASS I)
                           ------------------  ----------------------  ------------------------
                             2007      2006       2007        2006        2007        2006
                           --------  --------  ----------  ----------  ----------   ----------
Units beginning of year     835,070   683,749  33,083,201  33,896,767  15,071,023   15,552,993
Units issued and
   transferred from other
   funding options          274,056   275,631   3,233,293   3,769,926   1,364,066    1,980,397
Units redeemed and
   transferred to other
   funding options         (125,083) (124,310) (6,249,864) (4,583,492) (2,218,517)  (2,462,367)
                           --------  --------  ----------  ----------  ----------   ----------
Units end of year           984,043   835,070  30,066,630  33,083,201  14,216,572   15,071,023
                           ========  ========  ==========  ==========  ==========   ==========


                           LMPVET CAPITAL AND INCOME
                               INVESTMENT OPTION       LMPVIT HIGH INCOME    LMPVPIII LARGE CAP VALUE
                                   (CLASS II)           INVESTMENT OPTION       INVESTMENT OPTION
                           ------------------------- ----------------------  ------------------------
                             2007          2006          2007          2006   2007 (a)       2006
                           --------      -------     ----------  ----------  ----------   ----------
Units beginning of year     563,047      408,674      7,711,489   7,776,924   7,587,688    9,388,515
Units issued and
   transferred from other
   funding options          298,785      217,257      4,223,368   4,296,485     219,791      916,887
Units redeemed and
   transferred to other
   funding options         (110,569)     (62,884)    (7,925,275) (4,361,920) (7,807,479)  (2,717,714)
                           --------      -------     ----------  ----------  ----------   ----------
Units end of year           751,263      563,047      4,009,582   7,711,489          --    7,587,688
                           ========      =======     ==========  ==========  ==========   ==========


                           JANUS ASPEN MID CAP GROWTH  JANUS ASPEN WORLDWIDE GROWTH  LMPVET AGGRESSIVE GROWTH
                                 INVESTMENT OPTION           INVESTMENT OPTION           INVESTMENT OPTION
                                 (SERVICE SHARES)            (SERVICE SHARES)                (CLASS I)
                           --------------------------  ----------------------------  ------------------------
                              2007          2006          2007           2006           2007         2006
                           ----------    ----------     ----------   ----------      ----------   -----------
Units beginning of year    11,891,562    14,422,518      8,618,337    9,951,765      12,002,015   12,226,534
Units issued and
   transferred from other
   funding options          1,798,881     2,484,302      2,146,683    1,116,797       1,021,512    1,495,566
Units redeemed and
   transferred to other
   funding options         (1,726,976)   (5,015,258)    (1,111,412)  (2,450,225)     (1,978,157)  (1,720,085)
                           ----------    ----------     ----------   ----------      ----------   ----------
Units end of year          11,963,467    11,891,562      9,653,608    8,618,337      11,045,370   12,002,015
                           ==========    ==========     ==========   ==========      ==========   ==========

                           LMPVET INTERNATIONAL ALL CAP  LMPVET INVESTORS   LMPVET LARGE CAP GROWTH
                                    OPPORTUNITY          INVESTMENT OPTION     INVESTMENT OPTION
                                 INVESTMENT OPTION           (CLASS I)             (CLASS I)
                           ----------------------------  -----------------  -----------------------
                            2007            2006          2007 (b)    2006     2007        2006
                           -------       --------        ---------    ----  ----------   ----------
Units beginning of year    560,048        619,854            --        --   12,518,035   15,367,203
Units issued and
   transferred from other
   funding options         105,829         41,821        8,346,345     --    1,273,931    2,001,806
Units redeemed and
   transferred to other
   funding options         (64,056)      (101,627)        (809,166)    --   (1,771,596)  (4,850,974)
                           -------       --------        ---------    ---   ----------   ----------
Units end of year          601,821        560,048        7,537,179     --   12,020,370   12,518,035
                           =======       ========        =========    ===   ==========   ==========

                                                   MIST LEGG MASON PARTNERS  MIST LOOMIS SAYLES GLOBAL
                             MIST JANUS FORTY           MANAGED ASSETS                MARKETS
                             INVESTMENT OPTION         INVESTMENT OPTION        INVESTMENT OPTION
                                 (CLASS A)                 (CLASS A)                (CLASS A)
                           ----------------------  ------------------------  -------------------------
                             2007         2006        2007        2006         2007 (b)      2006
                           ----------  ----------  ---------    ---------     ---------      ----
Units beginning of year    12,524,426          --  3,336,421           --            --        --
Units issued and
   transferred from other
   funding options          2,603,312  14,569,327    787,458    3,739,245       749,867        --
Units redeemed and
   transferred to other
   funding options         (2,577,537) (2,044,901)  (506,107)    (402,824)      (98,624)       --
                           ----------  ----------  ---------    ---------       -------       ---
Units end of year          12,550,201  12,524,426  3,617,772    3,336,421       651,243        --
                           ==========  ==========  =========    =========       =======       ===

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           MIST LORD ABBETT BOND  MIST LORD ABBETT GROWTH AND   MIST MET/AIM CAPITAL
                                 DEBENTURE                   INCOME                 APPRECIATION
                             INVESTMENT OPTION         INVESTMENT OPTION         INVESTMENT OPTION
                                 (CLASS A)                 (CLASS B)                 (CLASS A)
                           ---------  ----------  ---------------------------  ----------------------
                              2007       2006         2007          2006          2007        2006
                           ---------  ----------  ------------  -------------  ----------  ----------
Units beginning of year    3,195,168          --    1,711,449            --     9,854,239          --
Units issued and
   transferred from other
   funding options           680,740   3,401,748      360,282     1,923,928     1,214,043  11,037,669
Units redeemed and
   transferred to other
   funding options          (736,181)   (206,580)    (199,915)     (212,479)   (1,393,092) (1,183,430)
                           ---------   ---------    ---------     ---------    ----------  ----------
Units end of year          3,139,727   3,195,168    1,871,816     1,711,449     9,675,190   9,854,239
                           =========   =========    =========     =========    ==========  ==========

                                                 MIST NEUBERGER BERMAN REAL  MIST PIMCO INFLATION PROTECTED
                               MIST MFS VALUE              ESTATE                         BOND
                             INVESTMENT OPTION       INVESTMENT OPTION              INVESTMENT OPTION
                                 (CLASS A)               (CLASS A)                      (CLASS A)
                           --------------------  --------------------------  ------------------------------
                              2007       2006         2007         2006          2007 (b)         2006
                           ---------  ---------  --------------------------  ---------------  -------------
Units beginning of year    3,300,972         --    2,162,554           --              --           --
Units issued and
   transferred from other
   funding options         1,245,286  3,385,835    1,172,884    2,432,662       1,719,193           --
Units redeemed and
   transferred to other
   funding options          (237,619)   (84,863)    (366,422)    (270,108)       (227,341)          --
                           ---------  ---------    ---------    ---------       ---------          ---
Units end of year          4,308,639  3,300,972    2,969,016    2,162,554       1,491,852           --
                           =========  =========    =========    =========       =========          ===

                           MSF BLACKROCK AGGRESSIVE
                                    GROWTH           MSF BLACKROCK DIVERSIFIED  MSF BLACKROCK MONEY MARKET
                               INVESTMENT OPTION         INVESTMENT OPTION          INVESTMENT OPTION
                                   (CLASS D)                  (CLASS A)                  (CLASS A)
                           ------------------------  -------------------------  --------------------------
                              2007         2006          2007 (b)     2006           2007         2006
                           -----------  -----------  -------------  ----------  -------------  -----------
Units beginning of year     3,760,777          --              --       --        27,823,820           --
Units issued and
   transferred from other
   funding options          1,102,848   4,087,904       1,167,505       --        16,031,149   36,781,588
Units redeemed and
   transferred to other
   funding options           (907,127)   (327,127)       (107,817)      --       (15,560,788)  (8,957,768)
                            ---------   ---------       ---------      ---       -----------   ----------
Units end of year           3,956,498   3,760,777       1,059,688       --        28,294,181   27,823,820
                            =========   =========       =========      ===       ===========   ==========

                           MIST MET/AIM SMALL CAP  MIST MFS EMERGING MARKETS  MIST MFS RESEARCH
                                   GROWTH                    EQUITY             INTERNATIONAL
                             INVESTMENT OPTION         INVESTMENT OPTION      INVESTMENT OPTION
                                 (CLASS A)                 (CLASS A)              (CLASS B)
                           ----------------------  -------------------------  -----------------
                               2007      2006           2007 (b)     2006       2007 (b)  2006
                           ----------  ----------  -------------  ----------  ----------  -----
Units beginning of year      324,238         --              --        --             --    --
Units issued and
   transferred from other
   funding options           705,079    524,065       1,244,294        --      4,566,401    --
Units redeemed and
   transferred to other
   funding options           (62,688)  (199,827)       (113,783)       --       (534,949)   --
                             -------   --------       ---------       ---      ---------   ---
Units end of year            966,629    324,238       1,130,511        --      4,031,452    --
                             =======   ========       =========       ===      =========   ===

                                              MIST PIONEER STRATEGIC  MIST THIRD AVENUE SMALL CAP
                           MIST PIONEER FUND          INCOME                     VALUE
                           INVESTMENT OPTION     INVESTMENT OPTION         INVESTMENT OPTION
                               (CLASS A)             (CLASS A)                 (CLASS B)
                           -----------------  ----------------------  ---------------------------
                              2007     2006       2007       2006          2007          2006
                           ---------  ------  ----------  ----------  -------------  ------------
Units beginning of year     714,847       --   5,819,193        --       1,599,433            --
Units issued and
   transferred from other
   funding options           60,761  774,066   1,279,221  6,185,788      3,819,270     1,671,565
Units redeemed and
   transferred to other
   funding options         (185,844) (59,219)   (543,492)  (366,595)      (564,472)      (72,132)
                           --------  -------   ---------  ---------      ---------     ---------
Units end of year           589,764  714,847   6,554,922  5,819,193      4,854,231     1,599,433
                           ========  =======   =========  =========      =========     =========

                                                                           MSF METLIFE AGGRESSIVE
                               MSF FI LARGE CAP     MSF FI VALUE LEADERS         ALLOCATION
                              INVESTMENT OPTION      INVESTMENT OPTION        INVESTMENT OPTION
                                  (CLASS A)              (CLASS D)                (CLASS B)
                           ----------------------  ----------------------  ----------------------
                              2007        2006        2007        2006         2007        2006
                           ----------  ----------  ----------  ----------  -----------  ---------
Units beginning of year    12,816,146          --   8,296,281         --      603,177         --
Units issued and
   transferred from other
   funding options          1,787,850  14,920,011     709,152   9,636,907     496,578    760,046
Units redeemed and
   transferred to other
   funding options         (1,911,578) (2,103,865) (1,057,087) (1,340,626)   (215,781)  (156,869)
                           ----------  ----------  ----------  ----------    --------   --------
Units end of year          12,692,418  12,816,146   7,948,346   8,296,281     883,974    603,177
                           ==========  ==========  ==========  ==========    ========   ========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE TO  MSF METLIFE MODERATE
                                  ALLOCATION             MODERATE ALLOCATION           ALLOCATION
                               INVESTMENT OPTION          INVESTMENT OPTION         INVESTMENT OPTION
                                   (CLASS B)                  (CLASS B)                 (CLASS B)
                           ------------------------  ---------------------------  --------------------
                             2007         2006         2007          2006            2007       2006
                           -------  ---------------  --------  -----------------  ---------  ---------
Units beginning of year     77,218           --       594,795            --         557,860        --
Units issued and
   transferred from other
   funding options         222,779      283,721       241,955       686,607       2,021,185   563,770
Units redeemed and
   transferred to other
   funding options         (71,276)    (206,503)     (256,524)      (91,812)       (103,359)   (5,910)
                           -------     --------      --------       -------       ---------   -------
Units end of year          228,721       77,218       580,226       594,795       2,475,686   557,860
                           =======     ========      ========       =======       =========   =======

                           MSF MORGAN STANLEY EAFE  MSF MORGAN STANLEY EAFE
                                    INDEX                    INDEX           MSF OPPENHEIMER GLOBAL EQUITY
                              INVESTMENT OPTION        INVESTMENT OPTION           INVESTMENT OPTION
                                  (CLASS A)                (CLASS B)                   (CLASS A)
                           -----------------------  -----------------------  -----------------------------
                           2007 (b)       2006      2007 (b)       2006         2007           2006
                           --------  -------------  --------  -------------  ---------  ------------------
Units beginning of year         --         --            --         --       3,917,769             --
Units issued and
   transferred from other
   funding options          20,042         --        20,006         --         484,073      3,966,112
Units redeemed and
   transferred to other
   funding options            (195)        --       (20,006)        --        (588,901)       (48,343)
                            ------        ---       -------        ---       ---------      ---------
Units end of year           19,847         --            --         --       3,812,941      3,917,769
                            ======        ===       =======        ===       =========      =========

                            PIMCO VIT REAL RETURN  PIMCO VIT TOTAL RETURN  PIONEER MID CAP VALUE VCT
                              INVESTMENT OPTION       INVESTMENT OPTION        INVESTMENT OPTION
                           (ADMINISTRATIVE CLASS)  (ADMINISTRATIVE CLASS)         (CLASS II)
                           ----------------------  ----------------------  -------------------------
                            2007 (a)      2006        2007        2006        2007         2006
                           ----------  ----------  ----------  ----------  ---------  --------------
Units beginning of year     1,144,167    478,510   19,906,194  21,696,845  3,963,486    3,648,461
Units issued and
   transferred from other
   funding options            147,882    875,322    2,781,779   2,909,714    526,865      807,596
Units redeemed and
   transferred to other
   funding options         (1,292,049)  (209,665)  (3,061,746) (4,700,365)  (800,912)    (492,571)
                           ----------  ---------   ----------  ----------  ---------    ---------
Units end of year                  --  1,144,167   19,626,227  19,906,194  3,689,439    3,963,486
                           ==========  =========   ==========  ==========  =========    =========

                           MSF METLIFE MODERATE TO
                            AGGRESSIVE ALLOCATION   MSF METLIFE STOCK INDEX   MSF MFS TOTAL RETURN
                              INVESTMENT OPTION        INVESTMENT OPTION        INVESTMENT OPTION
                                  (CLASS B)                 (CLASS A)               (CLASS F)
                           -----------------------  -----------------------  ----------------------
                              2007        2006       2007 (b)       2006        2007        2006
                           ---------  ------------  ----------  -----------  ----------  ----------
Units beginning of year.   3,116,186          --            --       --      14,425,095          --
Units issued and
   transferred from other
   funding options.        1,950,760   3,435,472     9,154,251       --       2,093,283  16,307,003
Units redeemed and
   transferred to other
   funding options.         (912,988)   (319,286)   (1,499,610)      --      (2,335,431) (1,881,908)
                           ---------   ---------    ----------      ---      ----------  ----------
Units end of year          4,153,958   3,116,186     7,654,641       --      14,182,947  14,425,095
                           =========   =========    ==========      ===      ==========  ==========

                                                  MSF T. ROWE PRICE LARGE CAP  MSF WESTERN ASSET MANAGEMENT
                          MSF RUSSELL 2000 INDEX            GROWTH                    U.S. GOVERNMENT
                             INVESTMENT OPTION         INVESTMENT OPTION             INVESTMENT OPTION
                                (CLASS A)                  (CLASS B)                     (CLASS A)
                           ---------------------  ---------------------------  ----------------------------
                            2007 (b)      2006       2007           2006          2007           2006
                           ----------  ---------  ---------  ----------------  ----------  ----------------
Units beginning of year            --      --     2,351,477             --     10,006,348             --
Units issued and
   transferred from other
   funding options         10,411,080      --       388,002      2,619,465      1,359,146     10,944,794
Units redeemed and
   transferred to other
   funding options           (845,285)     --      (951,298)      (267,988)    (2,045,006)      (938,446)
                           ----------     ---     ---------      ---------     ----------     ----------
Units end of year           9,565,795      --     1,788,181      2,351,477      9,320,488     10,006,348
                           ==========     ===     =========      =========     ==========     ==========

                           PUTNAM VT DISCOVERY GROWTH  PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                INVESTMENT OPTION             INVESTMENT OPTION            INVESTMENT OPTION
                                   (CLASS IB)                    (CLASS IB)                   (CLASS IB)
                           --------------------------  ------------------------------  -------------------------
                             2007          2006         2007 (a)          2006          2007 (a)        2006
                           -------  -----------------  ----------  ------------------  ----------  -------------
Units beginning of year    174,152       184,494        4,265,423       4,765,405       3,133,501     2,576,973
Units issued and
   transferred from other
   funding options          15,179        22,145          107,342         554,530         161,151     1,206,551
Units redeemed and
   transferred to other
   funding options         (42,340)      (32,487)      (4,372,765)     (1,054,512)     (3,294,652)     (650,023)
                           -------       -------       ----------      ----------      ----------     ---------
Units end of year          146,991       174,152               --       4,265,423              --     3,133,501
                           =======       =======       ==========      ==========      ==========     =========

                                                    VAN KAMPEN LIT
                              VAN KAMPEN LIT       STRATEGIC GROWTH        VANGUARD VIF
                            COMSTOCK INVESTMENT    INVESTMENT OPTION       MID-CAP INDEX
                             OPTION (CLASS II)         (CLASS I)         INVESTMENT OPTION
                           --------------------  --------------------  --------------------
                              2007       2006       2007       2006       2007       2006
                           ---------  ---------  ---------  ---------  ---------  ---------
Units beginning of year    1,715,638  1,476,045  1,946,316  1,918,706  1,168,786    905,787
Units issued and
   transferred from other
   funding options         1,083,036    610,124    262,203    293,378    967,383  1,020,246
Units redeemed and
   transferred to other
   funding options          (415,045)  (370,531)  (345,150)  (265,768)  (340,281)  (757,247)
                           ---------  ---------  ---------  ---------  ---------  ---------
Units end of year          2,383,629  1,715,638  1,863,369  1,946,316  1,795,888  1,168,786
                           =========  =========  =========  =========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

                            VANGUARD VIF TOTAL
                            STOCK MARKET INDEX     THE MERGER FUND VL
                             INVESTMENT OPTION     INVESTMENT OPTION
                           --------------------  ---------------------
                              2007       2006       2007       2006
                           ---------  ---------  ---------  ----------
Units beginning of year    2,024,294    363,239  2,604,099   4,820,771
Units issued and
   transferred from other
   funding options           689,928  1,731,755    972,038   1,120,371
Units redeemed and
   transferred to other
   funding options          (168,255)   (70,700)  (824,295) (3,337,043)
                           ---------  ---------  ---------   ---------
Units end of year          2,545,967  2,024,294  2,751,842   2,604,099
                           =========  =========  =========   =========

7.   SUBSEQUENT EVENT

Subject to approval of certain state insurance departments, the Company anticipates combining the Separate Account with and into MetLife of CT Fund
UL for Variable Life Insurance (the "Combination"). The Combination will result in the elimination of overlapping Investment Options and have no impact to the number of units or accumulation unit values of the policy owners' interest in the Investment Options. There will be no changes in the Company's obligations or the rights and benefits of any policy owners under the Policies. The Combination is expected to be effective on or about November 24, 2008.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in Note 1, the Company changed its method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007.

     As discussed in Note 20, the accompanying 2007 consolidated financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 26, 2008
(May 14, 2008, as to Note 20 and October 29, 2008, as to Note 21)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2007 AND 2006

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    2007         2006
                                                               -------------   --------
                                                               (AS RESTATED,
                                                                SEE NOTE 20)
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $46,264 and $48,406,
     respectively)...........................................     $ 45,671     $ 47,846
  Equity securities available-for-sale, at estimated fair
     value (cost: $992 and $777, respectively)...............          952          795
  Mortgage and consumer loans................................        4,404        3,595
  Policy loans...............................................          913          918
  Real estate and real estate joint ventures held-for-
     investment..............................................          541          173
  Real estate held-for-sale..................................           --            7
  Other limited partnership interests........................        1,130        1,082
  Short-term investments.....................................        1,335          777
  Other invested assets......................................        1,445        1,241
                                                                  --------     --------
     Total investments.......................................       56,391       56,434
Cash and cash equivalents....................................        1,774          649
Accrued investment income....................................          637          597
Premiums and other receivables...............................        8,320        8,410
Deferred policy acquisition costs and value of business
  acquired...................................................        4,948        5,111
Current income tax recoverable...............................           72           94
Deferred income tax assets...................................          846        1,007
Goodwill.....................................................          953          953
Other assets.................................................          753          765
Separate account assets......................................       53,867       50,067
                                                                  --------     --------
     Total assets............................................     $128,561     $124,087
                                                                  ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits.....................................     $ 19,576     $ 19,654
  Policyholder account balances..............................       33,815       35,099
  Other policyholder funds...................................        1,777        1,513
  Long-term debt -- affiliated...............................          635          435
  Payables for collateral under securities loaned and other
     transactions............................................       10,471        9,155
  Other liabilities..........................................        1,072          749
  Separate account liabilities...............................       53,867       50,067
                                                                  --------     --------
     Total liabilities.......................................      121,213      116,672
                                                                  --------     --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2007 and 2006.................................           86           86
Additional paid-in capital...................................        6,719        7,123
Retained earnings............................................          892          520
Accumulated other comprehensive income (loss)................         (349)        (314)
                                                                  --------     --------
     Total stockholders' equity..............................        7,348        7,415
                                                                  --------     --------
     Total liabilities and stockholders' equity..............     $128,561     $124,087
                                                                  ========     ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                              2007        2006     2005
                                                         -------------   ------   ------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
REVENUES
Premiums...............................................      $  353      $  308   $  281
Universal life and investment-type product policy
  fees.................................................       1,411       1,268      862
Net investment income..................................       2,893       2,839    1,438
Other revenues.........................................         251         212      132
Net investment gains (losses)..........................        (142)       (521)    (198)
                                                             ------      ------   ------
       Total revenues..................................       4,766       4,106    2,515
                                                             ------      ------   ------
EXPENSES
Policyholder benefits and claims.......................         978         792      570
Interest credited to policyholder account balances.....       1,299       1,316      720
Other expenses.........................................       1,446       1,173      678
                                                             ------      ------   ------
       Total expenses..................................       3,723       3,281    1,968
                                                             ------      ------   ------
Income from continuing operations before provision for
  income tax...........................................       1,043         825      547
Provision for income tax...............................         303         228      156
                                                             ------      ------   ------
Income from continuing operations......................         740         597      391
Income from discontinued operations, net of income
  tax..................................................           4          --       --
                                                             ------      ------   ------
Net income.............................................      $  744      $  597   $  391
                                                             ======      ======   ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                  ACCUMULATED OTHER
                                                                             COMPREHENSIVE INCOME (LOSS)
                                                                            ----------------------------
                                                                                  NET          FOREIGN
                                                    ADDITIONAL                UNREALIZED       CURRENCY
                                           COMMON     PAID-IN    RETAINED     INVESTMENT     TRANSLATION
                                            STOCK     CAPITAL    EARNINGS   GAINS (LOSSES)   ADJUSTMENTS    TOTAL
                                           ------   ----------   --------   --------------   -----------   ------
Balance at January 1, 2005...............    $11      $  471       $ 190         $  30           $--       $  702
MetLife Insurance Company of
  Connecticut's common stock purchased by
  MetLife, Inc. (Notes 2 and 3)..........     75       6,709                                                6,784
Comprehensive income (loss):
  Net income.............................                            391                                      391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (1)                        (1)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                         (445)                      (445)
     Foreign currency translation
       adjustments, net of income tax....                                                          2            2
                                                                                                           ------
     Other comprehensive income (loss)...                                                                    (444)
                                                                                                           ------
  Comprehensive income (loss)............                                                                     (53)
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2005.............     86       7,180         581          (416)            2        7,433
Revisions of purchase price pushed down
  to MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2).....................................                 40                                                   40
Dividend paid to MetLife, Inc. ..........               (259)       (658)                                    (917)
Capital contribution of intangible assets
  from MetLife, Inc., net of income tax
  (Notes 8 and 14).......................                162                                                  162
Comprehensive income:
  Net income.............................                            597                                      597
  Other comprehensive income:
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (5)                        (5)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          107                        107
     Foreign currency translation
       adjustments, net of income tax....                                                         (2)          (2)
                                                                                                           ------
     Other comprehensive income..........                                                                     100
                                                                                                           ------
  Comprehensive income...................                                                                     697
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2006.............     86       7,123         520          (314)           --        7,415
Cumulative effect of change in accounting
  principle, net of income tax (Note 1)..                            (86)                                     (86)
                                             ---      ------       -----         -----           ---       ------
Balance at January 1, 2007...............     86       7,123         434          (314)           --        7,329
Dividend paid to MetLife, Inc. ..........               (404)       (286)                                    (690)
Comprehensive income:
  Net income, (As Restated, See Note
     20).................................                            744                                      744
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (2)                        (2)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          (45)                       (45)
     Foreign currency translation
       adjustments, net of income tax,
       (As Restated, See Note 20)........                                                         12           12
                                                                                                           ------
     Other comprehensive income (loss),
       (As Restated, See Note 20)........                                                                     (35)
                                                                                                           ------
  Comprehensive income, (As Restated, See
     Note 20)............................                                                                     709
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2007, (As
  Restated, See Note 20).................    $86      $6,719       $ 892         $(361)          $12       $7,348
                                             ===      ======       =====         =====           ===       ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)


                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................     $    744     $    597   $    391
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization expenses.........           26            6          4
     Amortization of premiums and accretion of
       discounts associated with investments, net...           11           74        112
     Losses from sales of investments and
       businesses, net..............................          145          521        198
     Gain from recapture of ceded reinsurance.......          (22)          --         --
     Undistributed equity earnings of real estate
       joint ventures and other limited partnership
       interests....................................         (121)         (83)       (19)
     Interest credited to policyholder account
       balances.....................................        1,299        1,316        720
     Universal life and investment-type product
       policy fees..................................       (1,411)      (1,268)      (862)
     Change in accrued investment income............          (35)           2        (68)
     Change in premiums and other receivables.......          360         (509)      (415)
     Change in deferred policy acquisition costs,
       net..........................................           61         (234)      (211)
     Change in insurance-related liabilities........           71          234        812
     Change in trading securities...................           --          (43)       103
     Change in income tax payable...................          308          156        298
     Change in other assets.........................          681          586        574
     Change in other liabilities....................          234         (351)      (876)
     Other, net.....................................           --           --          2
                                                         --------     --------   --------
Net cash provided by operating activities...........        2,351        1,004        763
                                                         --------     --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities......................       21,546       27,706     24,008
     Equity securities..............................          146          218        221
     Mortgage and consumer loans....................        1,208        1,034        748
     Real estate and real estate joint ventures.....          155          126         65
     Other limited partnership interests............          465          762        173
  Purchases of:
     Fixed maturity securities......................      (19,365)     (23,840)   (32,850)
     Equity securities..............................         (357)        (109)        --
     Mortgage and consumer loans....................       (2,030)      (2,092)      (500)
     Real estate and real estate joint ventures.....         (458)         (56)       (13)
     Other limited partnership interests............         (515)        (343)      (330)
  Net change in policy loans........................            5           (2)         3
  Net change in short-term investments..............         (558)         991        599
  Net change in other invested assets...............         (175)        (316)       233
  Other, net........................................           16            1          3
                                                         --------     --------   --------
Net cash provided by (used in) investing
  activities........................................     $     83     $  4,080   $ (7,640)
                                                         --------     --------   --------




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 -- (CONTINUED)

                                  (IN MILLIONS)

                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.......................................     $ 11,395     $  8,185   $ 11,230
     Withdrawals....................................      (13,563)     (11,637)   (12,369)
  Net change in payables for collateral under
     securities loaned and other transactions.......        1,316         (582)     7,675
  Net change in short-term debt -- affiliated.......           --           --        (26)
  Long-term debt issued -- affiliated...............          200           --        400
  Dividends on common stock.........................         (690)        (917)        --
  Financing element on certain derivative
     instruments....................................           33          (55)       (49)
  Contribution of MetLife Insurance Company of
     Connecticut from MetLife, Inc. ................           --           --        443
                                                         --------     --------   --------
Net cash (used in) provided by financing
  activities........................................       (1,309)      (5,006)     7,304
                                                         --------     --------   --------
Change in cash and cash equivalents.................        1,125           78        427
Cash and cash equivalents, beginning of year........          649          571        144
                                                         --------     --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR..............     $  1,774     $    649   $    571
                                                         ========     ========   ========
Supplemental disclosures of cash flow information:
  Net cash paid (received) during the year for:
     Interest.......................................     $     33     $     31   $     18
                                                         ========     ========   ========
     Income tax.....................................     $     (6)    $     81   $     87
                                                         ========     ========   ========
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of
       Connecticut acquired by MetLife, Inc. and
       contributed to MetLife Investors USA
       Insurance Company, net of cash received of
       $0, $0 and $443 million......................     $     --     $     --   $  6,341
                                                         ========     ========   ========
     Contribution of equity securities to MetLife
       Foundation...................................     $     12     $     --   $     --
                                                         ========     ========   ========
     Contribution of other intangible assets from
       MetLife, Inc., net of deferred income tax....     $     --     $    162   $     --
                                                         ========     ========   ========
     Contribution of goodwill from MetLife, Inc. ...     $     --     $     29   $     --
                                                         ========     ========   ========




--------

See Note 9 for disclosure regarding the receipt of $901 million under an affiliated reinsurance agreement during the year ended December 31, 2007, which is included in the change in premiums and other receivables in net cash provided by operating activities.

See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MetLife Investors USA Insurance Company.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE 20)

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC"), a former subsidiary, was merged with and into MetLife Insurance Company of Connecticut, its parent. The merger had no impact on the Company's consolidated financial statements.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Insurance Company of Connecticut. See Note 3.

     On July 1, 2005 (the "Acquisition Date"), MetLife Insurance Company of Connecticut became a wholly-owned subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Insurance Company of Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     During the second quarter of 2007, the nature of the Company's partnership interest in Greenwich Street Investments, LP ("Greenwich") changed such that Greenwich is no longer consolidated and is now accounted for under the equity method of accounting. During the second quarter of 2006, the Company's ownership interest in Tribeca Citigroup Investments, Ltd. ("Tribeca") declined to a position whereby Tribeca is no longer consolidated and is now accounted for under the equity method of accounting. As such, there was no minority interest liability at December 31, 2007. Minority interest related to Greenwich included in other liabilities was $43 million at December 31, 2006.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2007 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the fair value of investments in the absence of quoted market values;

          (ii)   investment impairments;

          (iii)  the recognition of income on certain investments;

          (iv) the application of the consolidation rules to certain investments;

          (v)    the fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii)  the measurement of goodwill and related impairment, if any;

          (viii) the liability for future policyholder benefits;

          (ix) accounting for income taxes and the valuation of deferred tax assets;

          (x)    accounting for reinsurance transactions; and

          (xi)   the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair values of assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments, and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. For its cost method investments, the Company follows an impairment analysis which is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments, and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

          The use of different methodologies and assumptions as to the determination of the fair value of investments, the timing and amount of impairments, the recognition of income, or consolidation of investments may have a material effect on the amounts presented within the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts, as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The net book value of property, equipment and leasehold improvements was less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $72 million and $52 million at December 31, 2007 and 2006, respectively. Accumulated amortization of capitalized software was $11 million and $3 million at December 31, 2007 and 2006, respectively. Related amortization expense was $11 million, $3 million and $1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements", effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple or a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 3% to 8%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 4% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 4% to 7%.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 6%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and are included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to:
(i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 13%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care ("LTC") claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     MetLife Insurance Company of Connecticut files a consolidated U.S. federal income tax return with its includable subsidiaries in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Prior to the transfer of MLI-USA to MetLife Insurance Company of Connecticut, MLI-USA joined MetLife's includable subsidiaries in filing a federal income tax return. MLI-USA joined MetLife Insurance Company of Connecticut's includable subsidiaries as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     In connection with the Acquisition, for U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred tax asset established for the taxable difference from the book basis.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

     (i) future taxable income exclusive of reversing temporary differences and carryforwards;

     (ii)  future reversals of existing taxable temporary differences;

     (iii) taxable income in prior carryback years; and

     (iv)  tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 11) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements", the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its life insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("MLIC"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The functional currencies of foreign operations are the currencies in which these operations principally do business, typically local currencies, unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to legal actions and is involved in regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain matters, or the use of different assumptions in the determination of amounts recorded, could have a material adverse effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. See also Note 11.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards ("SFAS") No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and non-medical health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of $86 million, net of income tax of $46 million, which was recorded as a reduction to retained earnings.

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging ("SFAS 133") and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

       (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

       (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

       (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

       (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


       through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives:
       Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2").

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Effective January 1, 2008, the Company adopted SFAS 157 and applied the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. In addition to new disclosure requirements, the adoption of SFAS 157 changes the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as well as changing the valuation of embedded derivatives associated with annuity contracts. The change in valuation of embedded derivatives associated with annuity contracts results from the incorporation of risk margins and the Company's own credit standing in their valuation. As a result of the adoption of SFAS 157 on January 1, 2008, the Company expects such changes to result in a gain in the range of $30 million to $50 million, net of income tax, in the Company's consolidated statement of income.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option is generally applied on an instrument-by-instrument basis and is generally an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments. Accordingly, there was no impact on the Company's retained earnings or equity as of January 1, 2008.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     In June 2007, the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies ("SOP 07-1"). Upon adoption of SOP 07-1, the Company must also adopt the provisions of FASB Staff Position FSP No. FIN 46(r)-7, Application of FASB Interpretation No. 46 to Investment Companies ("FSP FIN 46(r)-7"), which permanently exempts investment companies from applying the provisions of FIN No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51, and its December 2003 revision ("FIN 46(r)") to investments carried at fair value. SOP 07-1 provides guidance for determining whether an entity falls within the scope of the AICPA Audit and Accounting Guide Investment Companies and whether investment company accounting should be retained by a parent company upon consolidation of an investment company subsidiary or by an equity method investor in an investment company. In certain circumstances, SOP 07-1 precludes retention of specialized accounting for investment companies (i.e., fair value accounting), when similar direct investments exist in the consolidated group and are measured on a basis inconsistent with that applied to investment companies. Additionally, SOP 07-1 precludes retention of specialized accounting for investment companies if the reporting entity does not distinguish through documented policies the nature and type of investments to be held in the investment companies from those made in the consolidated group where other accounting guidance is being applied. In February 2008, the FASB issued FSP No. SOP 7-1-1, Effective Date of AICPA Statement of Position 07-1, which delays indefinitely the effective date of SOP 07-1. The Company is closely monitoring further FASB developments.

     In May 2007, the FASB issued FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FIN No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. FSP 39-1 applies to fiscal years beginning after November 15, 2007. FSP 39-1 will be applied retrospectively, unless it is impracticable to do so. Upon adoption of FSP 39-1, the Company is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 will not have an impact on the Company's financial statements.

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160") which are effective for fiscal years beginning after December 15, 2008. Under SFAS 141(r) and SFAS 160:

     - All business combinations (whether full, partial, or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company is currently evaluating the impact of SFAS 141(r) on its accounting for future acquisitions and the impact of SFAS 160 on its consolidated financial statements.

  Other

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of FSP 140-3 on its consolidated financial statements.

     In January 2008, the FASB cleared SFAS 133 Implementation Issue E23, Clarification of the Application of the Shortcut Method ("Issue E23"). Issue E23 amends SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception, as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities would not be precluded from assuming no ineffectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. Issue E23 is effective for hedging relationships designated on or after January 1, 2008. The Company does not expect the adoption of Issue E23 to have a material impact on its consolidated financial statements.

     In December 2007, the FASB ratified as final the consensus on EITF Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6"). EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. EITF 07-6 applies prospectively to new arrangements entered into and assessments on existing transactions performed in fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-6 to have a material impact on its consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Insurance Company of Connecticut became a subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup's international insurance businesses, excluding Primerica, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Insurance Company of Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Insurance Company of Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition.

     The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Insurance Company of Connecticut be identified and measured at their fair value as of the acquisition date. As of July 1, 2005 the net fair value of assets acquired and liabilities assumed totaled $5.9 billion, resulting in goodwill of $885 million. Further information on goodwill is described in Note 7. See Note 6 for the VOBA acquired as part of the acquisition and Note 8 for the value of distribution agreements ("VODA") and the value of customer relationships acquired ("VOCRA").

3.  CONTRIBUTION OF METLIFE INSURANCE COMPANY OF CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Insurance Company of Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a transfer agreement ("Transfer Agreement"), pursuant to which MetLife Insurance Company of Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Insurance Company of Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Insurance Company of Connecticut. MetLife Insurance Company of Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Insurance Company of Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Insurance Company of Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Insurance Company of Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Insurance Company of Connecticut. Accordingly, all financial data included in these financial statement periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Insurance Company of Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The equity of MetLife Insurance Company of Connecticut has been adjusted to reflect the return of the MetLife Insurance Company of Connecticut common stock by MetLife in connection with the transfer of MLI-USA to MetLife Insurance Company of Connecticut as follows:

                                                                      ACCUMULATED
                                                                         OTHER
                                                                     COMPREHENSIVE
                                                                        INCOME
                                                                   ----------------
                                           ADDITIONAL               NET UNREALIZED
                                  COMMON     PAID-IN    RETAINED   INVESTMENT GAINS
                                   STOCK     CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                  ------   ----------   --------   ----------------   ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife in the
  Acquisition on July 1, 2005...   $100      $6,684        $--            $--         $6,784
Return of MetLife Insurance
  Company of Connecticut's
  common stock from MetLife.....    (25)(1)      25         --             --             --
                                   ----      ------        ---            ---         ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife on July
  1, 2005, as adjusted..........   $ 75      $6,709        $--            $--         $6,784
                                   ====      ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Insurance Company of Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Insurance Company of Connecticut in anticipation of the transfer of MLI-USA to MetLife Insurance Company of Connecticut, for a total adjustment of $25 million.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                         DECEMBER 31, 2007
                                          ----------------------------------------------
                                                          GROSS
                                           COST OR      UNREALIZED
                                          AMORTIZED   -------------    ESTIMATED    % OF
                                             COST     GAIN    LOSS    FAIR VALUE   TOTAL
                                          ---------   ----   ------   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities.............   $17,174    $119   $  618     $16,675     36.5%
  Residential mortgage-backed
    securities..........................    11,914      98       80      11,932     26.1
  Foreign corporate securities..........     6,536      83      184       6,435     14.1
  U.S.Treasury/agency securities........     3,976     126       11       4,091      9.0
  Commercial mortgage-backed
    securities..........................     3,182      28       67       3,143      6.9
  Asset-backed securities...............     2,236       4      108       2,132      4.7
  Foreign government securities.........       635      55        2         688      1.5
  State and political subdivision
  securities..........................       611       4       40         575      1.2
                                           -------    ----   ------     -------    -----
    Total fixed maturity securities.....   $46,264    $517   $1,110     $45,671    100.0%
                                           =======    ====   ======     =======    =====
  Non-redeemable preferred stock........   $   777    $ 21   $   63     $   735     77.2%
  Common stock..........................       215       9        7         217     22.8
                                           -------    ----   ------     -------    -----
    Total equity securities.............   $   992    $ 30   $   70     $   952    100.0%
                                           =======    ====   ======     =======    =====




                                                         DECEMBER 31, 2006
                                           --------------------------------------------
                                                          GROSS
                                            COST OR     UNREALIZED
                                           AMORTIZED   -----------    ESTIMATED    % OF
                                              COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                           ---------   ----   ----   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities..............   $17,331    $101   $424     $17,008     35.5%
  Residential mortgage-backed
    securities...........................    11,951      40     78      11,913     24.9
  Foreign corporate securities...........     5,563      64    128       5,499     11.5
  U.S.Treasury/agency securities.........     5,455       7    126       5,336     11.2
  Commercial mortgage-backed securities..     3,353      19     47       3,325      6.9
  Asset-backed securities................     3,158      14     10       3,162      6.6
  Foreign government securities..........       533      45      5         573      1.2
  State and political subdivision
    securities...........................     1,062       6     38       1,030      2.2
                                            -------    ----   ----     -------    -----
    Total fixed maturity securities......   $48,406    $296   $856     $47,846    100.0%
                                            =======    ====   ====     =======    =====
  Non-redeemable preferred stock.........   $   671    $ 22   $  9     $   684     86.0%
  Common stock...........................       106       6      1         111     14.0
                                            -------    ----   ----     -------    -----
    Total equity securities..............   $   777    $ 28   $ 10     $   795    100.0%
                                            =======    ====   ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $911 million and $472 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2007 and 2006, respectively.

     The Company is not exposed to any significant concentrations of credit risk in its equity securities portfolio. The Company is exposed to concentrations of credit risk related to U.S. Treasury securities and obligations of U.S. government corporations and agencies. Additionally, at December 31, 2007 and 2006, the Company had exposure to fixed maturity securities backed by sub-prime mortgages with estimated fair values of $570 million and $819 million, respectively, and unrealized losses of $45 million and $2 million, respectively. These securities are classified within asset-backed securities in the immediately preceding tables. At December 31, 2007, 14% have been guaranteed by financial guarantors, of which 57% was guaranteed by financial guarantors who remained Aaa rated through February 2008. Overall, at December 31, 2007, $1.2 billion of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantors of which $537 million, $499 million and $195 million at December 31, 2007, are included within corporate securities, state and political subdivisions and asset-backed securities, respectively, and 84% were guaranteed by financial guarantors who remained Aaa rated through February 2008.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.8 billion and $3.2 billion at December 31, 2007 and 2006, respectively. These securities had net unrealized gains (losses) of $(94) million and $51 million at December 31, 2007 and 2006, respectively. Non-income producing fixed maturity securities were $1 million and $6 million at December 31, 2007 and 2006, respectively. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                              DECEMBER 31,
                                            -----------------------------------------------
                                                     2007                     2006
                                            ----------------------   ----------------------
                                            AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                               COST     FAIR VALUE      COST     FAIR VALUE
                                            ---------   ----------   ---------   ----------
                                                             (IN MILLIONS)
  Due in one year or less.................   $ 1,172      $ 1,163     $ 1,620      $ 1,616
  Due after one year through five years...     8,070        8,035       9,843        9,733
  Due after five years through ten years..     7,950        7,858       7,331        7,226
  Due after ten years.....................    11,740       11,408      11,150       10,871
                                             -------      -------     -------      -------
    Subtotal..............................    28,932       28,464      29,944       29,446
  Mortgage-backed and asset-backed
    securities............................    17,332       17,207      18,462       18,400
                                             -------      -------     -------      -------
    Total fixed maturity securities.......   $46,264      $45,671     $48,406      $47,846
                                             =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                 ---------------------------
                                                   2007      2006      2005
                                                 -------   -------   -------
                                                        (IN MILLIONS)
  Proceeds.......................................  $14,826   $23,901   $22,241
  Gross investment gains.........................  $   146   $    73   $    48
  Gross investment losses........................  $  (373)  $  (519)  $  (347)


  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                               DECEMBER 31, 2007
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 6,643          $316          $ 5,010          $302          $11,653         $  618
Residential mortgage-
  backed securities.....      2,374            52            1,160            28            3,534             80
Foreign corporate
  securities............      2,350            86            2,234            98            4,584            184
U.S. Treasury/agency
  securities............        307             2              343             9              650             11
Commercial mortgage-
  backed securities.....        417            26            1,114            41            1,531             67
Asset-backed
  securities............      1,401            91              332            17            1,733            108
Foreign government
  securities............         63             1               62             1              125              2
State and political
  subdivision
  securities............         84             9              387            31              471             40
                            -------          ----          -------          ----          -------         ------
  Total fixed maturity
     securities.........    $13,639          $583          $10,642          $527          $24,281         $1,110
                            =======          ====          =======          ====          =======         ======
Equity securities.......    $   386          $ 42          $   190          $ 28          $   576         $   70
                            =======          ====          =======          ====          =======         ======
Total number of
  securities in an
  unrealized loss
  position..............      2,011                          1,487
                            =======                        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                               DECEMBER 31, 2006
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 4,895          $104          $ 7,543          $320          $12,438          $424
Residential mortgage-
  backed securities.....      4,113            20            3,381            58            7,494            78
Foreign corporate
  securities............      1,381            29            2,547            99            3,928           128
U.S. Treasury/agency
  securities............      2,995            48            1,005            78            4,000           126
Commercial mortgage-
  backed securities.....        852             6            1,394            41            2,246            47
Asset-backed
  securities............        965             3              327             7            1,292            10
Foreign government
  securities............         51             1               92             4              143             5
State and political
  subdivision
  securities............         29             2              414            36              443            38
                            -------          ----          -------          ----          -------          ----
  Total fixed maturity
     securities.........    $15,281          $213          $16,703          $643          $31,984          $856
                            =======          ====          =======          ====          =======          ====
Equity securities.......    $   149          $  3          $   188          $  7          $   337          $ 10
                            =======          ====          =======          ====          =======          ====
Total number of
  securities in an
  unrealized loss
  position..............      1,955                          2,318
                            =======                        =======



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                         DECEMBER 31, 2007
                      ---------------------------------------------------------------------------------------
                         COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                      ---------------------------   ---------------------------   ---------------------------
                      LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                      -------------   -----------   -------------   -----------   -------------   -----------
                                             (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six
  months............     $10,721          $484          $  368          $130          1,923            98
Six months or
  greater but less
  than nine months..       3,011            --             155            --            337            --
Nine months or
  greater but less
  than twelve
  months............       1,560            --              86            --            174            --
Twelve months or
  greater...........      10,261            --             441            --          1,375            --
                         -------          ----          ------          ----
  Total.............     $25,553          $484          $1,050          $130
                         =======          ====          ======          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                            DECEMBER 31, 2006
                         ---------------------------------------------------------------------------------------
                            COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                         ---------------------------   ---------------------------   ---------------------------
                         LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                         -------------   -----------   -------------   -----------   -------------   -----------
                                                (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...     $12,922          $ 9            $150           $ 4           1,537            15
Six months or greater
  but less than nine
  months...............         568           --               6            --              78             1
Nine months or greater
  but less than twelve
  months...............       2,134           14              52             4             323             1
Twelve months or
  greater..............      17,540           --             650            --           2,318            --
                            -------          ---            ----           ---
  Total................     $33,164          $23            $858           $ 8
                            =======          ===            ====           ===



     At December 31, 2007 and 2006, $1,050 million and $858 million, respectively, of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 4% and 3%, respectively, of the cost or amortized cost of such securities.

     At December 31, 2007, $130 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 27% of the cost or amortized cost of such securities. All of such unrealized losses of $130 million were related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities represented 2%, or $21 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities. The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

     At December 31, 2007 and 2006, the Company had $1.2 billion and $866 million, respectively, of gross unrealized losses related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                     DECEMBER
                                                                       31,
                                                                   -----------
                                                                   2007   2006
                                                                   ----   ----
    SECTOR:
      U.S. corporate securities..................................    52%    49%
      Foreign corporate securities...............................    16     15
      Asset-backed securities....................................     9      1
      Residential mortgage-backed securities.....................     7      9
      Commercial mortgage-backed securities......................     6      5
      U.S. Treasury/agency securities............................     1     15
      Other......................................................     9      6
                                                                    ---    ---
         Total...................................................   100%   100%
                                                                    ===    ===

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
INDUSTRY:
  Finance....................................................    36%    18%
  Industrial.................................................    23     26
  Mortgage-backed............................................    13     14
  Utility....................................................     8     10
  Government.................................................     1     15
  Other......................................................    19     17
                                                                ---    ---
     Total...................................................   100%   100%
                                                                ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in interest rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $9.9 billion and $8.8 billion and an estimated fair value of $9.8 billion and $8.6 billion were on loan under the program at December 31, 2007 and 2006, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $10.1 billion and $8.9 billion at December 31, 2007 and 2006, respectively. Security collateral of $40 million and $83 million on deposit from customers in connection with the securities lending transactions at December 31, 2007 and 2006, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $22 million and $20 million at December 31, 2007 and 2006, respectively, consisting primarily of fixed maturity and equity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 5. Additionally, the Company has pledged certain of its fixed maturity securities in support of its funding agreements as described in Note 8.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Commercial mortgage loans.....................  $3,125      71%    $2,095      58%
  Agricultural mortgage loans...................   1,265      29      1,460      41
  Consumer loans................................      22      --         46       1
                                                  ------     ---     ------     ---
    Total.......................................   4,412     100%     3,601     100%
                                                             ===                ===
  Less: Valuation allowances....................       8                  6
                                                  ------             ------
    Total mortgage and consumer loans...........  $4,404             $3,595
                                                  ======             ======



     Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2007, 26%, 7% and 7% of the value of the Company's mortgage and consumer loans were located in California, Florida and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Balance at January 1,....................................   $ 6    $ 9    $ 1
  Additions................................................     7      3      8
  Deductions...............................................    (5)    (6)    --
                                                              ---    ---    ---
  Balance at December 31,..................................   $ 8    $ 6    $ 9
                                                              ===    ===    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consisted of the following:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Impaired loans with valuation allowances.....................   $65    $--
Impaired loans without valuation allowances..................     2      8
                                                                ---    ---
  Subtotal...................................................    67      8
Less: Valuation allowances on impaired loans.................     4     --
                                                                ---    ---
  Impaired loans.............................................   $63    $ 8
                                                                ===    ===



     The average investment on impaired loans was $21 million, $32 million and $12 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interest income on impaired loans was $3 million, $1 million and $2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     The investment in restructured loans was less than $1 million at December 31, 2007. There was no investment in restructured loans at December 31, 2006. Interest income, recognized on restructured loans, was less than $1 million for both years ended December 31, 2007 and 2006, respectively. There was no interest income on restructured loans for the year ended December 31, 2005. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to less than $1 million for each of the years ended December 31, 2007 and 2006. There was no gross interest income that would have been recorded in accordance with the original terms of such loans for the year ended December 31, 2005.

     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing, had an amortized cost of less than $1 million and $6 million at December 31, 2007 and 2006, respectively. There were no mortgage and consumer loans on which interest no longer accrued at both December 31, 2007 and 2006. There were no mortgage and consumer loans in foreclosure at both December 31, 2007 and 2006.

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER
                                                                31,
                                                            -----------
                                                            2007   2006
                                                            ----   ----
                                                                (IN
                                                             MILLIONS)
Real estate...............................................  $ 86   $ 30
Accumulated depreciation..................................   (11)    (1)
                                                            ----   ----
Net real estate...........................................    75     29
Real estate joint ventures................................   466    144
                                                            ----   ----
  Real estate and real estate joint ventures..............   541    173
Real estate held-for-sale.................................    --      7
                                                            ----   ----
  Total real estate holdings..............................  $541   $180
                                                            ====   ====



     Related depreciation expense on real estate was $8 million for the year ended December 31, 2007. Depreciation expense on real estate was less than $1 million for both years ended December 31, 2006 and 2005. There was no depreciation expense related to discontinued operations for the years ended December 31, 2007 and 2005. Depreciation expense related to discontinued operations was less than $1 million of the year ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     There were no impairments recognized on real estate held-for-sale for the years ended December 31, 2007, 2006 and 2005. The carrying value of non-income producing real estate was $1 million at December 31, 2007. There was no non-income producing real estate at December 31, 2006. The Company did not own any real estate acquired in satisfaction of debt during the years ended December 31, 2007 and 2006.

     Real estate holdings were categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Development joint ventures....................   $287       53%     $ --       --%
  Real estate investment funds..................    111       21        93       52
  Office........................................     88       16        46       26
  Apartments....................................     35        6        --       --
  Agriculture...................................     19        4        28       15
  Land..........................................      1       --         1       --
  Retail........................................     --       --        12        7
                                                   ----      ---      ----      ---
    Total real estate holdings..................   $541      100%     $180      100%
                                                   ====      ===      ====      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2007, 22%, 21%, 6% and 5% of the Company's real estate holdings were located in California, New York, Texas and Florida, respectively.

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that make private equity investments in companies in the United States and overseas) was $1.1 billion at both December 31, 2007 and 2006. Included within other limited partnership interests at December 31, 2007 and 2006 were $433 million and $354 million, respectively, of hedge funds. For the years ended December 31, 2007, 2006 and 2005, net investment income from other limited partnership interests included $16 million, $30 million and $4 million, respectively, related to hedge funds.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                         2007     2006     2005
                                                        ------   ------   ------
                                                              (IN MILLIONS)
  Fixed maturity securities...........................  $2,803   $2,719   $1,377
  Equity securities...................................      45       17        6
  Mortgage and consumer loans.........................     263      182      113
  Policy loans........................................      53       52       26
  Real estate and real estate joint ventures..........      81       29        2
  Other limited partnership interests.................     164      238       33
  Cash, cash equivalents and short-term investments...     104      137       71
  Other...............................................       7        8       --
                                                        ------   ------   ------
    Total investment income...........................   3,520    3,382    1,628
  Less: Investment expenses...........................     627      543      190
                                                        ------   ------   ------
    Net investment income.............................  $2,893   $2,839   $1,438
                                                        ======   ======   ======



     For the years ended December 31, 2007 and 2006, affiliated investment expense of $36 million and $32 million, respectively, related to investment expenses, is included in the table above. There were no affiliated investment expenses for the year ended December 31, 2005. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   -----   -----
                                                           2007        2006    2005
                                                      -------------   -----   -----
                                                              (IN MILLIONS)
  Fixed maturity securities.........................      $(272)      $(497)  $(300)
  Equity securities.................................         15          10       1
  Mortgage and consumer loans.......................         (2)          7      (9)
  Real estate and real estate joint ventures........          1          64       7
  Other limited partnership interests...............        (19)         (1)     (1)
  Sales of businesses...............................         --          --       2
  Derivatives.......................................        305         177      (2)
  Other.............................................       (170)       (281)    104
                                                          -----       -----   -----
    Net investment gains (losses)                         $(142)      $(521)  $(198)
                                                          =====       =====   =====



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $30 million and $41 million for the years ended December 31, 2007 and 2006, respectively. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired for the year ended December 31, 2005.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Fixed maturity securities............................  $(606)  $(566)  $(639)
  Equity securities....................................    (38)     17      (4)
  Derivatives..........................................    (13)     (9)     (2)
  Other................................................      8       7     (19)
                                                         -----   -----   -----
    Subtotal...........................................   (649)   (551)   (664)
                                                         -----   -----   -----
  Amounts allocated from:
    Insurance liability loss recognition...............     --      --     (78)
    DAC and VOBA.......................................     93      66     102
                                                         -----   -----   -----
    Subtotal...........................................     93      66      24
                                                         -----   -----   -----
  Deferred income tax..................................    195     171     224
                                                         -----   -----   -----
    Subtotal...........................................    288     237     248
                                                         -----   -----   -----
  Net unrealized investment gains (losses).............  $(361)  $(314)  $(416)
                                                         =====   =====   =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Balance, January 1,..................................  $(314)  $(416)  $  30
  Unrealized investment gains (losses) during the
    year...............................................    (98)    113    (756)
  Unrealized investment gains (losses) relating to:
    Insurance liability gain (loss) recognition........     --      78     (78)
    DAC and VOBA.......................................     27     (36)    148
    Deferred income tax................................     24     (53)    240
                                                         -----   -----   -----
  Balance, December 31,................................  $(361)  $(314)  $(416)
                                                         =====   =====   =====
  Net change in unrealized investment gains (losses)...  $ (47)  $ 102   $(446)
                                                         =====   =====   =====



  TRADING SECURITIES

     MetLife Insurance Company of Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of the feeder fund and consolidated the fund within its consolidated financial statements. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses), was $12 million and $6 million for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, was accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                              DECEMBER 31, 2007
                                                           -----------------------
                                                                         MAXIMUM
                                                             TOTAL     EXPOSURE TO
                                                           ASSETS(1)     LOSS(2)
                                                           ---------   -----------
                                                                (IN MILLIONS)
  Asset-backed securitizations...........................   $ 1,140       $   77
  Real estate joint ventures(3)..........................       942           44
  Other limited partnership interests(4).................     3,876          418
  Trust preferred securities(5)..........................    22,775          546
  Other investments(6)...................................     1,600           79
                                                            -------       ------
    Total................................................   $30,333       $1,164
                                                            =======       ======



--------

(1) The assets of the asset-backed securitizations are reflected at fair value. The assets of the real estate joint ventures, other limited partnership interests, trust preferred securities and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's consolidated balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

(2) The maximum exposure to loss relating to the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests, trust preferred securities and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

(4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

(5) Trust preferred securities are complex, uniquely structured investments which contain features of both equity and debt, may have an extended or no stated maturity, and may be callable at the issuer's option after a defined period of time.

(6) Other investments include securities that are not trust preferred securities or asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  RELATED PARTY INVESTMENT TRANSACTIONS

     As of December 31, 2007 and 2006, the Company held $582 million and $581 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments. Net investment income from these invested assets was $25 million, $29 million and $10 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                         2007     2006     2005
                                                         ----     ----     ----
                                                              (IN MILLIONS)
  Estimated fair market value of assets transferred to
    affiliates.........................................  $628     $164     $ 79
  Amortized cost of assets transferred to affiliates...  $629     $164     $ 78
  Net investment gains (losses) recognized on
    transfers..........................................  $ (1)    $ --     $  1
  Estimated fair market value of assets transferred
    from affiliates....................................  $836     $ 89     $830


5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or fair value of derivative financial instruments held at:

                                            DECEMBER 31, 2007                 DECEMBER 31, 2006
                                     -------------------------------   -------------------------------
                                                   CURRENT MARKET                    CURRENT MARKET
                                                    OR FAIR VALUE                     OR FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Interest rate swaps................   $12,437   $  336       $144       $ 8,841   $  431       $ 70
Interest rate floors...............    12,071      159         --         9,021       71         --
Interest rate caps.................    10,715        7         --         6,715        6         --
Financial futures..................       721        2          5           602        6          1
Foreign currency swaps.............     3,716      788         97         2,723      580         66
Foreign currency forwards..........       167        2         --           124        1         --
Options............................        --       85          1            --       80          7
Financial forwards.................     1,108       20         --           900       --         15
Credit default swaps...............     1,013        5          3         1,231        1          5
                                      -------   ------       ----       -------   ------       ----
  Total............................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                      =======   ======       ====       =======   ======       ====



     The above table does not include notional amounts for equity futures, equity variance swaps and equity options. At December 31, 2007 and 2006, the Company owned 403 and 290 equity futures, respectively. Fair values of equity futures are included in financial futures in the preceding table. At December 31, 2007 and 2006, the Company owned 122,153 and 85,500 equity variance swaps, respectively. Fair values of equity variance swaps are included in financial forwards in the preceding table. At December 31, 2007 and 2006, the Company owned 821,100 and 1,022,900 equity options, respectively. Fair values of equity options are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2007:

                                                             REMAINING LIFE
                         -------------------------------------------------------------------------------------
                                              AFTER ONE YEAR      AFTER FIVE YEARS
                         ONE YEAR OR LESS   THROUGH FIVE YEARS   THROUGH TEN YEARS   AFTER TEN YEARS    TOTAL
                         ----------------   ------------------   -----------------   ---------------   -------
                                                             (IN MILLIONS)
Interest rate swaps....       $ 4,723             $ 4,963             $ 1,352             $1,399       $12,437
Interest rate floors...            --               2,551               9,520                 --        12,071
Interest rate caps.....         8,702               2,013                  --                 --        10,715
Financial futures......           634                  --                  --                 87           721
Foreign currency
  swaps................            20               2,593                 836                267         3,716
Foreign currency
  forwards.............           165                  --                  --                  2           167
Financial forwards.....            --                  --                  --              1,108         1,108
Credit default swaps...           205                 519                 289                 --         1,013
                              -------             -------             -------             ------       -------
  Total................       $14,449             $12,639             $11,997             $2,863       $41,948
                              =======             =======             =======             ======       =======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  HEDGING

     The following table presents the notional amount and fair value of derivatives by type of hedge designation at:

                                        DECEMBER 31, 2007                 DECEMBER 31, 2006
                                 -------------------------------   -------------------------------
                                                 FAIR VALUE                        FAIR VALUE
                                 NOTIONAL   --------------------   NOTIONAL   --------------------
                                  AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                 --------   ------   -----------   --------   ------   -----------
                                                           (IN MILLIONS)
  Fair value...................   $   651   $   20       $  3       $    69   $   --       $  1
  Cash flow....................       486       85          3           455       42         --
  Non-qualifying...............    40,811    1,299        244        29,633    1,134        163
                                  -------   ------       ----       -------   ------       ----
    Total......................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                  =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Qualifying hedges:
    Interest credited to policyholder account balances.....   $(6)   $(9)   $(1)
  Non-qualifying hedges:
    Net investment gains (losses)..........................    82     73     (8)
                                                              ---    ---    ---
       Total...............................................   $76    $64    $(9)
                                                              ===    ===    ===



  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Changes in the fair value of derivatives................  $ 18    $(1)   $--
  Changes in the fair value of the items hedged...........   (20)     2     --
                                                            ----    ---    ---
  Net ineffectiveness of fair value hedging activities....  $ (2)   $ 1    $--
                                                            ====    ===    ===



     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the years ended December 31, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. For the year ended December 31, 2005, the Company recognized insignificant net investment gains (losses), which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. For the years ended December 31, 2007, 2006 and 2005, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2007, 2006 and 2005.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Other comprehensive income (loss) balance at January
    1,....................................................  $ (9)  $ (2)   $(4)
  Gains (losses) deferred in other comprehensive income
    (loss) on the effective portion of cash flow hedges...    39     41      1
  Amounts reclassified to net investment gains (losses)...   (43)   (48)     1
                                                            ----   ----    ---
  Other comprehensive income (loss) balance at December
    31,...................................................  $(13)  $ (9)   $(2)
                                                            ====   ====    ===



     At December 31, 2007, $65 million of the deferred net gain (loss) on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2008.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; (vi) financial forwards to buy and sell securities; and
(vii) basis swaps to better match the cash flows of assets and related liabilities.

     The following table presents changes in fair value related to derivatives that do not qualify for hedge accounting:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Net investment gains (losses), excluding embedded
    derivatives...........................................  $112    $16   $(37)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and affiliated reinsurance contracts related to guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and certain guaranteed minimum income contracts.

     The following table presents the fair value of the Company's embedded derivatives at:

                                                                   DECEMBER
                                                                     31,
                                                                 -----------
                                                                 2007   2006
                                                                 ----   ----
                                                                     (IN
                                                                  MILLIONS)
  Embedded derivative assets...................................  $125    $17
  Embedded derivative liabilities..............................  $ --    $ 3


     The following table presents changes in fair value related to embedded derivatives:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                ------------------
                                                                2007   2006   2005
                                                                ----   ----   ----
                                                                   (IN MILLIONS)
Net investment gains (losses).................................  $116    $85    $41


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2007 and 2006, the Company was obligated to return cash collateral under its control of $370 million and $273 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2007 and 2006, the Company had also accepted collateral consisting of various securities with a fair market value of $526 million and $410 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2007 and 2006, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of both December 31, 2007 and 2006, the Company pledged collateral of $25 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                        DAC     VOBA     TOTAL
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance at January 1, 2005..........................  $  678   $   --   $  678
Contribution of MetLife Insurance Company of
  Connecticut from MetLife (Note 2).................      --    3,490    3,490
  Capitalizations...................................     886       --      886
                                                      ------   ------   ------
       Subtotal.....................................   1,564    3,490    5,054
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      --      (26)     (26)
     Unrealized investment gains (losses)...........     (41)    (107)    (148)
     Other expenses.................................     109      205      314
                                                      ------   ------   ------
       Total amortization...........................      68       72      140
                                                      ------   ------   ------
Balance at December 31, 2005........................   1,496    3,418    4,914
  Capitalizations...................................     721       --      721
                                                      ------   ------   ------
       Subtotal.....................................   2,217    3,418    5,635
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................     (16)     (68)     (84)
     Unrealized investment gains (losses)...........     (10)      46       36
     Other expenses.................................     252      320      572
                                                      ------   ------   ------
       Total amortization...........................     226      298      524
                                                      ------   ------   ------
Balance at December 31, 2006........................   1,991    3,120    5,111
  Effect of SOP 05-1 adoption.......................      (7)    (125)    (132)
  Capitalizations...................................     682       --      682
                                                      ------   ------   ------
       Subtotal.....................................   2,666    2,995    5,661
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      44      (16)      28
     Unrealized investment gains (losses)...........     (18)      (9)     (27)
     Other expenses.................................     388      324      712
                                                      ------   ------   ------
       Total amortization...........................     414      299      713
                                                      ------   ------   ------
Balance at December 31, 2007........................  $2,252   $2,696   $4,948
                                                      ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $342 million in 2008, $303 million in 2009, $269 million in 2010, $237 million in 2011, and $195 million in 2012.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Balance at January 1,..................................  $953   $924   $ 68
Contribution from MetLife (Note 2).....................    --     29    856
                                                         ----   ----   ----
Balance at December 31,................................  $953   $953   $924
                                                         ====   ====   ====



8.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                             DECEMBER 31,
                                    -------------------------------------------------------------
                                                                                       OTHER
                                      FUTURE POLICY       POLICYHOLDER ACCOUNT      POLICYHOLDER
                                         BENEFITS               BALANCES               FUNDS
                                    -----------------   -----------------------   ---------------
                                                        (AS RESTATED,
                                                         SEE NOTE 20)
                                    -------   -------   -------------   -------   ------   ------
                                      2007      2006         2007         2006     2007     2006
                                    -------   -------   -------------   -------   ------   ------
                                                            (IN MILLIONS)
Individual
  Traditional life................  $   921   $   871      $    --      $    --   $   50   $   37
  Universal variable life.........      575       527        4,995        4,522    1,496    1,314
  Annuities.......................      944     1,015       15,058       16,106       36        5
  Other...........................       --        --           47           32       --       --
Institutional
  Group life......................      220       234          763          765        5        6
  Retirement & savings............   12,040    12,325       12,780       13,731       --       --
  Non-medical health & other......      303       328           --           --        2        2
Corporate & Other (1).............    4,573     4,354          172          (57)     188      149
                                    -------   -------      -------      -------   ------   ------
     Total........................  $19,576   $19,654      $33,815      $35,099   $1,777   $1,513
                                    =======   =======      =======      =======   ======   ======



     (1) Corporate & Other includes intersegment eliminations.

     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were $29 million and $25 million at December 31, 2007 and 2006, respectively. Affiliated policyholder account balances, included in the table above, were $97 million and $(57) million at December 31, 2007 and 2006, respectively. Affiliated other policyholder funds, included in the table above, were $1.3 billion and $1.2 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding the VODA and VOCRA, which are reported in other assets, is as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                        2007     2006     2005
                                                        ----     ----     ----
                                                             (IN MILLIONS)
  Balance at January 1,...............................  $237     $ 72      $--
  Contribution from MetLife...........................    --       --       73
  Contribution of VODA from MetLife...................    --      167       --
  Amortization........................................    (5)      (2)      (1)
                                                        ----     ----      ---
  Balance at December 31,.............................  $232     $237      $72
                                                        ====     ====      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $7 million in 2008, $9 million in 2009, $11 million in 2010, $13 million in 2011 and $15 million in 2012.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $164 million and $166 million at December 31, 2007 and 2006, respectively.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreements acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
  Balance at January 1,................................  $330   $218   $143
  Capitalization.......................................   124    129     83
  Amortization.........................................   (51)   (17)    (8)
                                                         ----   ----   ----
  Balance at December 31,..............................  $403   $330   $218
                                                         ====   ====   ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $53.9 billion and $50.1 billion at December 31, 2007 and 2006, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


fees and totaled $947 million, $800 million and $467 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     For the years ended December 31, 2007, 2006 and 2005, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2007, the Company issued $653 million in such obligations and repaid $616 million. During the year ended December 31, 2006, there were no new issuances of such obligations and there were repayments of $1.1 billion. There were no new issuances or repayments of such obligations for the year ended December 31, 2005. Accordingly, at December 31, 2007 and 2006, GICs outstanding, which are included in policyholder account balances, were $5.1 billion (as restated, see Note 20) and $4.6 billion, respectively. During the years ended December 31, 2007, 2006 and 2005, interest credited on the contracts, which are included in interest credited to policyholder account balances, was $230 million, $163 million and $80 million, respectively.

  OBLIGATIONS UNDER FUNDING AGREEMENTS

     MICC is a member of the Federal Home Loan Bank of Boston (the "FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston at both December 31, 2007 and 2006, which is included in equity securities. MICC has also entered into funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgage-backed securities, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by MICC, the FHLB of Boston's recovery on the collateral is limited to the amount of MICC's liability to the FHLB of Boston. The amount of MICC's liability for funding agreements with the FHLB of Boston was $726 million and $926 million at December 31, 2007 and 2006, respectively, which is included in policyholder account balances. The advances on these funding agreements are collateralized by residential mortgage-backed securities with fair values of $901 million and $1.1 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits, is as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                        --------------------
                                                         2007    2006   2005
                                                        -----   -----   ----
                                                            (IN MILLIONS)
  Balance at January 1,...............................  $ 551   $ 512   $ --
    Less: Reinsurance recoverables....................   (403)   (373)    --
                                                        -----   -----   ----
  Net balance at January 1,...........................    148     139     --
                                                        -----   -----   ----
  Contribution of MetLife Insurance Company of
    Connecticut by MetLife (Note 3)...................     --      --    137
  Incurred related to:
    Current year......................................     32      29     19
    Prior years.......................................     (5)      4     (3)
                                                        -----   -----   ----
                                                           27      33     16
                                                        -----   -----   ----
  Paid related to:
    Current year......................................     (2)     (2)    (1)
    Prior years.......................................    (24)    (22)   (13)
                                                        -----   -----   ----
                                                          (26)    (24)   (14)
                                                        -----   -----   ----
  Net balance at December 31,.........................    149     148    139
    Add: Reinsurance recoverables.....................    463     403    373
                                                        -----   -----   ----
  Balance at December 31,.............................  $ 612   $ 551   $512
                                                        =====   =====   ====



     Claims and claim adjustment expenses associated with prior periods decreased by $5 million for the year ended December 31, 2007, increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for LTC and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                            DECEMBER 31,
                                  ---------------------------------------------------------------
                                               2007                             2006
                                  ------------------------------   ------------------------------
                                      IN THE             AT            IN THE             AT
                                  EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                  --------------   -------------   --------------   -------------
                                                           (IN MILLIONS)
  ANNUITY CONTRACTS(1)
  RETURN OF NET DEPOSITS
  Separate account value........     $  11,337             N/A        $   8,213             N/A
  Net amount at risk(2).........     $      33(3)          N/A        $      --(3)          N/A
  Average attained age of
    contractholders.............      62 years             N/A         61 years             N/A
  ANNIVERSARY CONTRACT VALUE OR
    MINIMUM RETURN
  Separate account value........     $  41,515       $  16,143        $  44,036       $  13,179
  Net amount at risk(2).........     $   1,692(3)    $     245(4)     $   1,422(3)    $      30(4)
  Average attained age of
    contractholders.............      56 years        61 years         58 years        60 years



                                                              DECEMBER 31,
                                                        -----------------------
                                                           2007         2006
                                                        ----------   ----------
                                                         SECONDARY    SECONDARY
                                                        GUARANTEES   GUARANTEES
                                                        ----------   ----------
                                                             (IN MILLIONS)
  UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
  Account value (general and separate account)........   $   2,797    $   3,262
  Net amount at risk(2)...............................   $  38,621(3) $  48,630(3)
  Average attained age of policyholders...............    57 years     57 years


--------

(1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

(3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

(4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                      UNIVERSAL AND
                                                                      VARIABLE LIFE
                                              ANNUITY CONTRACTS         CONTRACTS
                                         --------------------------   -------------
                                         GUARANTEED     GUARANTEED
                                            DEATH     ANNUITIZATION     SECONDARY
                                          BENEFITS       BENEFITS       GUARANTEES    TOTAL
                                         ----------   -------------   -------------   -----
                                                            (IN MILLIONS)
  Balance at January 1, 2005...........      $--           $--             $--         $--
  Incurred guaranteed benefits.........        3            --               9          12
  Paid guaranteed benefits.............       --            --              --          --
                                             ---           ---             ---         ---
  Balance at December 31, 2005.........        3            --               9          12
  Incurred guaranteed benefits.........       --            --              22          22
  Paid guaranteed benefits.............       (3)           --              --          (3)
                                             ---           ---             ---         ---
  Balance at December 31, 2006.........       --            --              31          31
  Incurred guaranteed benefits.........        6            28              34          68
  Paid guaranteed benefits.............       (4)           --              --          (4)
                                             ---           ---             ---         ---
  Balance at December 31, 2007.........      $ 2           $28             $65         $95
                                             ===           ===             ===         ===



     Excluded from the table above are guaranteed death and annuitization benefit liabilities on the Company's annuity contracts of $45 million, $38 million and $28 million at December 31, 2007, 2006 and 2005, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2007      2006
                                                          -------   -------
                                                            (IN MILLIONS)
  Mutual Fund Groupings
    Equity..............................................  $40,608   $37,992
    Bond................................................    2,307     2,831
    Balanced............................................    4,422     2,790
    Money Market........................................    1,265       949
    Specialty...........................................      395       460
                                                          -------   -------
      Total.................... ........................  $48,997   $45,022
                                                          =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Insurance Company of Connecticut reinsured 90% of its individual LTC insurance business with Genworth Life Insurance Company and its subsidiary ("GLIC"), in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreements, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, by July 31, 2008.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
  Direct premiums....................................  $ 654   $ 599   $ 413
  Reinsurance assumed................................     17      21      38
  Reinsurance ceded..................................   (318)   (312)   (170)
                                                       -----   -----   -----
  Net premiums.......................................  $ 353   $ 308   $ 281
                                                       =====   =====   =====
  Reinsurance recoverables netted against policyholder
    benefits and claims..............................  $ 671   $ 635   $ 560
                                                       =====   =====   =====



     Reinsurance recoverables, included in premiums and other receivables, were $4.9 billion and $4.6 billion at December 31, 2007 and 2006, respectively, including $3.4 billion and $3.0 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off LTC business and $1.2 billion and $1.3 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off of workers' compensation business. Reinsurance and ceded commissions payables, included in other liabilities, were $128 million and $99 million at December 31, 2007 and 2006, respectively.

     The Company has reinsurance agreements with MetLife and certain of its subsidiaries, including MLIC, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina ("MRSC"), Exeter Reassurance Company, Ltd. ("Exeter"), General American Life Insurance Company ("GALIC"), Mitsui Sumitomo MetLife Insurance Co., Ltd. and MetLife Reinsurance Company of Vermont ("MRV"). At December 31, 2007, the Company had reinsurance-related assets and liabilities from these agreements totaling $3.4 billion and $1.7 billion,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


respectively. At December 31, 2006, comparable assets and liabilities were $2.8 billion and $1.2 billion, respectively.

     The following table reflects related party reinsurance information:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2007     2006     2005
                                                       ----     ----     ----
                                                            (IN MILLIONS)
  Assumed premiums...................................  $ 17     $ 21     $ 38
  Assumed fees, included in universal life and
    investment-type product policy fees..............  $119     $ 65     $194
  Assumed fees, included in net investment gains
    (losses).........................................  $ --     $ --     $  6
  Assumed benefits, included in policyholder benefits
    and claims.......................................  $ 18     $ 11     $ 32
  Assumed benefits, included in interest credited to
    policyholder account balances....................  $ 53     $ 49     $ 42
  Assumed acquisition costs, included in other
    expenses.........................................  $ 39     $ 58     $111
  Ceded premiums.....................................  $ 32     $ 21     $ 12
  Ceded fees, included in universal life and
    investment-type product policy fees..............  $216     $130     $ 93
  Interest earned on ceded reinsurance, included in
    other revenues...................................  $ 85     $ 68     $ 55
  Ceded benefits, included in policyholder benefits and
    claims...........................................  $ 95     $ 86     $ 92
  Interest costs on ceded reinsurance, included in
    other expenses...................................  $ 33     $ 77     $182


     The Company has assumed risks related to guaranteed minimum benefit riders from an affiliated joint venture under a reinsurance contract. Such guaranteed minimum benefit riders are embedded derivatives and are included within net investment gains (losses). The assumed amounts were $(113) million, $57 million and $28 million for the years ended December 31, 2007, 2006 and 2005, respectively. These risks have been retroceded in full to another affiliate under a retrocessional agreement resulting in no net impact on net investment gains (losses).

     The Company has also ceded risks related to guaranteed minimum benefit riders written by the Company to another affiliate. The guaranteed minimum benefit riders directly written by the Company are embedded derivatives and changes in their fair value are included within net investment gains (losses). The ceded reinsurance also contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The ceded amounts were $276 million, $(31) million and $5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     Effective December 20, 2007, MLI-USA recaptured two ceded blocks of business (the "Recaptured Business") from Exeter. The Recaptured Business consisted of two blocks of universal life secondary guarantee risk, one assumed from GALIC, and the other written by MLI-USA. As a result of the recapture, MLI-USA received $258 million of assets from Exeter, reduced receivables from affiliates, included in premiums and other receivables, by $112 million and reduced other assets by $124 million. The recapture resulted in a pre-tax gain of $22 million. Concurrent with the recapture, the same business was ceded to MRV. The cession does not transfer risk to MRV and is therefore accounted for under the deposit method. MLI-USA transferred $258 million of assets to MRV as a result of this cession, and recorded a receivable from affiliates, included in premiums and other receivables, of $258 million.

     Effective December 31, 2007, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRV, on a 90% coinsurance funds withheld basis. This agreement covered certain term and certain universal life policies issued in 2007 and to be issued during 2008 by MLI-USA. This agreement transfers risk to MRV and, therefore, is accounted for as reinsurance. As a result of the agreement, DAC decreased $136 million, affiliated

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


reinsurance recoverables, included in premiums and other receivables, increased $326 million, MLI-USA recorded a funds withheld liability for $223 million, included in other liabilities, and unearned revenue, included in other policyholder funds, was reduced by $33 million.

     On December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policy benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million at December 31, 2006. During the year ended December 31, 2007, the receivable from Texas Life related to premiums and other considerations of $1.2 billion held at December 31, 2006 was settled with $901 million of cash and $304 million of fixed maturity securities.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covered certain term and universal life policies issued on or after January 1, 2005. MLI-USA paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2007   2006
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate LIBOR plus 1.15%, maturity date
  2009............................................................   200     --
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
Total long-term debt -- affiliated................................  $635   $435
                                                                    ====   ====



     MetLife Credit Corp., an affiliate, is the holder of a surplus note issued by the Company during the fourth quarter of 2007 in the amount of $200 million at December 31, 2007.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2007 and 2006.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2007 and 2006. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the insurance department of the state of domicile.

     Payments of interest and principal on these surplus notes may be made only with the prior approval of the insurance department of the state of domicile.

     The aggregate maturities of long-term debt as of December 31, 2007 are $200 million in 2009, $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $33 million, $31 million and $25 million for the years ended December 31, 2007, 2006 and 2005, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

11.  INCOME TAXES

     The provision for income tax from continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Current:
    Federal.....................................       $  9            $ 18       $ (3)
    State and local.............................          4              --         (2)
    Foreign.....................................          1              --         --
                                                       ----            ----       ----
      Subtotal..................................         14              18         (5)
                                                       ----            ----       ----
  Deferred:
    Federal.....................................       $306            $212       $162
    State and local.............................         --              (2)        (1)
    Foreign.....................................        (17)             --         --
                                                       ----            ----       ----
      Subtotal..................................        289             210        161
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Tax provision at U.S. statutory rate..........       $365            $288       $191
  Tax effect of:
    Tax-exempt investment income................        (65)            (62)       (27)
    Prior year tax..............................          9              (9)        (9)
    Foreign tax rate differential and change in
      valuation allowance.......................         (7)             12         --
    State tax, net of federal benefit...........          3              --          2
    Other, net..................................         (2)             (1)        (1)
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                               DECEMBER 31,
                                                         -----------------------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
                                                         -------------   -------
                                                              2007         2006
                                                         -------------   -------
                                                              (IN MILLIONS)
  Deferred income tax assets:
    Benefit, reinsurance and other reserves............     $ 1,929      $ 2,238
    Net unrealized investment losses...................         195          171
    Capital loss carryforwards.........................         150          155
    Investments........................................          54           63
    Net operating loss carryforwards...................          42           10
    Tax credits........................................          20           --
    Operating lease reserves...........................          13           13
    Employee benefits..................................          --            3
    Litigation-related.................................          --            1
    Other..............................................          13           20
                                                            -------      -------
                                                              2,416        2,674
    Less: Valuation allowance..........................          --            4
                                                            -------      -------
                                                              2,416        2,670
                                                            -------      -------
  Deferred income tax liabilities:
    DAC and VOBA.......................................      (1,570)      (1,663)
                                                            -------      -------
                                                             (1,570)      (1,663)
                                                            -------      -------
  Net deferred income tax asset........................     $   846      $ 1,007
                                                            =======      =======



     Domestic net operating loss carryforwards amount to $29 million at December 31, 2007 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $113 million at December 31, 2007 with indefinite expiration. Capital loss carryforwards amount to $430 million at December 31, 2007 and will expire beginning in 2010. Tax credit carryforwards amount to $20 million at December 31, 2007.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2007, the Company recorded a reduction of $4 million to the deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2003 and is no longer subject to foreign income tax examinations for the years prior to 2006.

     The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. The Company reclassified, at adoption, $64 million of deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


for unrecognized tax benefits. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $5 million. The Company also had less than $1 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     As of December 31, 2007, the Company's total amount of unrecognized tax benefits is $53 million and there are no amounts of unrecognized tax benefits that would affect the effective tax rate, if recognized. The total amount of unrecognized tax benefit decreased by $11 million from the date of adoption primarily due to a settlement reached with the Internal Revenue Service ("IRS") with respect to a post-sale purchase price adjustment. As a result of the settlement, an item within the liability for unrecognized tax benefits, in the amount of $6 million, was reclassified to deferred income taxes. The Company does not anticipate any material change in the total amount of unrecognized tax benefits over the ensuing 12 month period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007, is as follows:

                                                            TOTAL UNRECOGNIZED
                                                               TAX BENEFITS
                                                            ------------------
                                                               (IN MILLIONS)
  Balance at January 1, 2007 (date of adoption)...........          $64
  Reductions for tax positions of prior years.............           (2)
  Additions for tax positions of current year.............            5
  Reductions for tax positions of current year............           (8)
  Settlements with tax authorities........................           (6)
                                                                    ---
  Balance at December 31, 2007............................          $53
                                                                    ===



     During the year ended December 31, 2007, the Company recognized $2 million in interest expense associated with the liability for unrecognized tax benefits. As of December 31, 2007, the Company had $3 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $2 million from the date of adoption.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the year ended December 31, 2007, the Company recognized an income tax benefit of $64 million related to the separate account DRD.

     The Company will file a consolidated tax return with its includable subsidiaries. Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Under the tax allocation agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by such tax allocation agreement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

12. CONTINGENCIES, COMMITMENTS AND GUARANTEES

  CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2007.

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims have been resolved through settlement. Other sales practices claims have been won by dispositive motions or have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas or make other inquiries concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
  Other Assets:
     Premium tax offset for future undiscounted assessments..   $ 8    $ 9
     Premium tax offsets currently available for paid
       assessments...........................................     1      1
                                                                ---    ---
                                                                $ 9    $10
                                                                ===    ===
  Liability:
    Insolvency assessments...................................   $17    $19
                                                                ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2007, 2006 and 2005.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                                      GROSS
                                                           RENTAL    RENTAL
                                                           INCOME   PAYMENTS
                                                           ------   --------
                                                             (IN MILLIONS)
  2008...................................................    $ 3       $15
  2009...................................................    $ 3       $ 8
  2010...................................................    $ 3       $ 6
  2011...................................................    $ 3       $ 6
  2012...................................................    $ 3       $--
  Thereafter.............................................    $80       $--

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1.4 billion and $616 million at December 31, 2007 and 2006, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $626 million and $665 million at December 31, 2007 and 2006, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $488 million and $173 million at December 31, 2007 and 2006, respectively.

  OTHER COMMITMENTS

     The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At December 31, 2007, the Company had agreed to fund up to $60 million of cash upon the request of an affiliate and had transferred collateral consisting of various securities with a fair market value of $73 million to custody accounts to secure the notes. The counterparties are permitted by contract to sell or repledge this collateral.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. During the second quarter of 2007, MLII was sold to a third party. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $434 million and $444 million at December 31, 2007 and 2006, respectively. The Company does not have any collateral related to this guarantee, but has recorded a liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at December 31, 2007. The remainder of the risk was ceded to external reinsurers. The Company did not have a recorded liability related to this guarantee at December 31, 2006.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $324 million at December 31, 2007. The credit default swaps expire at various times during the next ten years.

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by MLIC. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees (the "Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans was based on the employee population at the beginning of the year. During 2006, the employees of the Company were transferred to MetLife Group, Inc., a wholly-owned subsidiary of MetLife ("MetLife Group"), therefore no pension expense was allocated to the Company for the year ended December 31, 2007. Pension expense of $8 million related to the MLIC plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2007. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife, Inc. and the remaining shares are owned by MLIG.

  CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. MetLife Insurance Company of Connecticut and MLI-USA each exceeded the minimum RBC requirements for all periods presented herein.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Department of Insurance have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Connecticut and Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Insurance Company of Connecticut and MLI-USA.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Insurance Company of Connecticut, a Connecticut domiciled insurer, was $1.1 billion, $856 million and $1.0 billion for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.2 billion and $4.1 billion at December 31, 2007 and 2006, respectively. Due to the merger of MLAC with and into MetLife Insurance Company of Connecticut, the 2006 statutory net income balance was adjusted.

     Statutory net loss of MLI-USA, a Delaware domiciled insurer, was $1.1 billion, $116 million and $227 million for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $584 million and $575 million at December 31, 2007 and 2006, respectively.

  DIVIDEND RESTRICTIONS

     Under Connecticut State Insurance Law, MetLife Insurance Company of Connecticut is permitted, without prior insurance regulatory clearance, to pay shareholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Insurance Company of Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Insurance Company of Connecticut through June 30, 2007 required prior approval of the Connecticut Commissioner. In the third quarter of 2006, after receiving regulatory approval from the Connecticut Commissioner, MetLife Insurance Company of Connecticut paid a $917 million dividend. Of that amount,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


$259 million was a return of capital. In the fourth quarter of 2007, MetLife Insurance Company of Connecticut paid a dividend of $690 million. Of that amount, $404 million was a return of capital as approved by the insurance regulator. During 2008, MetLife Insurance Company of Connecticut is permitted to pay, without regulatory approval, a dividend of $1,026 million.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Insurance Company of Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the years ended December 31, 2007 and 2006. Because MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner in 2008.

OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2007, 2006 and 2005 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                          YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   -------
                                                       2007            2006         2005
                                                  -------------   -------------   -------
                                                                  (IN MILLIONS)
  Holding gains (losses) on investments arising
    during the year.............................      $(358)          $(434)      $(1,148)
  Income tax effect of holding gains (losses)...        122             147           402
  Reclassification adjustments:
    Recognized holding (gains) losses included
       in current year income...................        260             487           295
    Amortization of premiums and accretion of
       discounts associated with investments....         --              60            96
    Income tax effect...........................        (88)           (186)         (137)
  Allocation of holding gains on investments
    relating to other policyholder amounts......         27              42            71
  Income tax effect of allocation of holding
    gains to other policyholder amounts.........        (10)            (14)          (25)
                                                      -----           -----       -------
  Net unrealized investment gains (losses)......        (47)            102          (446)
                                                      -----           -----       -------
  Foreign currency translation adjustment.......         12              (2)            2
                                                      -----           -----       -------
  Other comprehensive income (loss).............      $ (35)          $ 100       $  (444)
                                                      =====           =====       =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      ------------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   ------   -----
                                                           2007        2006     2005
                                                      -------------   ------   -----
                                                               (IN MILLIONS)
  Compensation......................................      $  125      $  134   $ 106
  Commissions.......................................         633         712     931
  Interest and debt issue costs.....................          35          31      25
  Amortization of DAC and VOBA......................         740         488     288
  Capitalization of DAC.............................        (682)       (721)   (886)
  Rent, net of sublease income......................           5          11       7
  Minority interest.................................          --          26       1
  Insurance tax.....................................          44          42      10
  Other.............................................         546         450     196
                                                          ------      ------   -----
    Total other expenses............................      $1,446      $1,173   $ 678
                                                          ======      ======   =====



     See Notes 9, 10 and 19 for discussion of affiliated expenses included in the table above.

16.  BUSINESS SEGMENT INFORMATION

     The Company has two operating segments, Individual and Institutional, as well as Corporate & Other. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

     Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2007, 2006 and 2005. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage their capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2007                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                           (AS RESTATED, SEE NOTE 20)
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   295       $    34        $    24     $    353
Universal life and investment-type product
  policy fees...............................      1,370            39              2        1,411
Net investment income.......................      1,090         1,510            293        2,893
Other revenues..............................        237            14             --          251
Net investment gains (losses)...............        116          (263)             5         (142)
Policyholder benefits and claims............        479           466             33          978
Interest credited to policyholder account
  balances..................................        661           638             --        1,299
Other expenses..............................      1,329            50             67        1,446
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        639           180            224        1,043
Provision for income tax....................        227            60             16          303
                                                -------       -------        -------     --------
Income from continuing operations...........        412           120            208          740
Income from discontinued operations, net of
  income tax................................         --             4             --            4
                                                -------       -------        -------     --------
Net income..................................    $   412       $   124        $   208     $    744
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $82,214       $35,154        $11,193     $128,561
DAC and VOBA................................    $ 4,930       $    16        $     2     $  4,948
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $51,398       $ 2,469        $    --     $ 53,867
Policyholder liabilities....................    $24,122       $26,113        $ 4,933     $ 55,168
Separate account liabilities................    $51,398       $ 2,469        $    --     $ 53,867

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2006                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   218       $    65        $    25     $    308
Universal life and investment- type product
  policy fees...............................      1,244            24             --        1,268
Net investment income.......................        985         1,449            405        2,839
Other revenues..............................        195            15              2          212
Net investment gains (losses)...............       (194)         (282)           (45)        (521)
Policyholder benefits and claims............        315           450             27          792
Interest credited to policyholder account
  balances..................................        669           647             --        1,316
Other expenses..............................      1,045            16            112        1,173
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        419           158            248          825
Provision for income tax....................        145            55             28          228
                                                -------       -------        -------     --------
Net income..................................    $   274       $   103        $   220     $    597
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $76,897       $35,982        $11,208     $124,087
DAC and VOBA................................    $ 4,946       $   165        $    --     $  5,111
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $47,566       $ 2,501        $    --     $ 50,067
Policyholder liabilities....................    $24,429       $27,391        $ 4,446     $ 56,266
Separate account liabilities................    $47,566       $ 2,501        $    --     $ 50,067



FOR THE YEAR ENDED                                                        CORPORATE &
DECEMBER 31, 2005(1)                         INDIVIDUAL   INSTITUTIONAL      OTHER       TOTAL
--------------------                         ----------   -------------   -----------   ------
                                                               (IN MILLIONS)
STATEMENT OF INCOME:
Premiums...................................     $ 152          $116           $ 13      $  281
Universal life and investment-type product
  policy fees..............................       845            17             --         862
Net investment income......................       530           712            196       1,438
Other revenues.............................       121            10              1         132
Net investment gains (losses)..............      (113)          (87)             2        (198)
Policyholder benefits and claims...........       224           324             22         570
Interest credited to policyholder account
  balances.................................       417           303             --         720
Other expenses.............................       640            30              8         678
                                                -----          ----           ----      ------
Income from continuing operations before
  provision for income tax.................       254           111            182         547
Provision for income tax...................        53            38             65         156
                                                -----          ----           ----      ------
Net income.................................     $ 201          $ 73           $117      $  391
                                                =====          ====           ====      ======



--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and its subsidiaries and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2007, 2006 and 2005. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had net investment income of $1 million, net investment gains of $5 million and income tax of $2 million related to discontinued operations resulting in income from discontinued operations of $4 million, net of income tax, for the year ended December 31, 2007. The Company had $1 million of investment income and $1 million of investment expense resulting in no change to net investment income for the year ended December 31, 2006. The Company did not have investment income or expense related to discontinued operations for the year ended December 31, 2005.

     There was no carrying value of real estate related to discontinued operations at December 31, 2007. The carrying value of real estate related to discontinued operations was $7 million at December 31, 2006.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The implementation of SFAS 157 may impact the fair value assumptions and methodologies associated with the valuation of assets and liabilities. See also Note 1 regarding the adoption of SFAS 157.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

Amounts related to the Company's financial instruments are as follows:

DECEMBER 31, 2007                                  NOTIONAL   CARRYING    ESTIMATED
(AS RESTATED, SEE NOTE 20)                          AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $45,671     $45,671
  Equity securities..............................              $   952     $   952
  Mortgage and consumer loans....................              $ 4,404     $ 4,407
  Policy loans...................................              $   913     $   913
  Short-term investments.........................              $ 1,335     $ 1,335
  Cash and cash equivalents......................              $ 1,774     $ 1,774
  Accrued investment income......................              $   637     $   637
  Mortgage loan commitments......................    $626      $    --     $   (11)
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $488      $    --     $   (31)
Liabilities:
  Policyholder account balances..................              $28,056     $27,651
  Long-term debt -- affiliated...................              $   635     $   609
  Payables for collateral under securities loaned
     and other transactions......................              $10,471     $10,471



                                                   NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2006                                   AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $47,846     $47,846
  Equity securities..............................              $   795     $   795
  Mortgage and consumer loans....................              $ 3,595     $ 3,547
  Policy loans...................................              $   918     $   918
  Short-term investments.........................              $   777     $   777
  Cash and cash equivalents......................              $   649     $   649
  Accrued investment income......................              $   597     $   597
  Mortgage loan commitments......................    $665      $    --     $     1
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $173      $    --     $    --
Liabilities:
  Policyholder account balances..................              $29,780     $28,028
  Long-term debt -- affiliated...................              $   435     $   425
  Payables for collateral under securities loaned
     and other transactions......................              $ 9,155     $ 9,155

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS, COMMITMENTS TO FUND BANK CREDIT FACILITIES, AND PRIVATE CORPORATE BOND INVESTMENTS

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, commitments to fund bank credit facilities, and private corporate bond investments the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximate fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT -- AFFILIATED

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with MLIC, which provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $170 million, $93 million and $15 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into a Service Agreement with MetLife Group, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $107 million, $154 million and $49 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into various additional agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these additional agreements include management, policy administrative functions and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $198 million, $190 million and $48 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In 2005, the Company entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on the Company's behalf, fixed rate insurance products through authorized retailers. The Company agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged the Company $89 million and $65 million, included in other expenses, for the years ended December 31, 2007 and 2006, respectively. The Company did not incur any such expenses for the year ended December 31, 2005.

     The Company had net payables to affiliates of $27 million and $9 million at December 31, 2007 and 2006, respectively, related to the expenses discussed above. These payables exclude affiliated reinsurance expenses discussed in Note 9.

     See Notes 4, 8, 9 and 10 for additional related party transactions.

20.  RESTATEMENT

     The Company identified a miscalculation of the foreign exchange adjustment related to the accrued interest credited liability (included within policyholder account balances) on its foreign denominated issuances under its GIC program. This miscalculation resulted in an overstatement of the foreign currency exchange loss on accrued interest credited payable and an understatement of net income. In addition, the Company recognized that its assessment of the functional currency of its operations in Ireland was not in accordance with the applicable accounting principles. Accordingly, the Company restated its consolidated financial statements for the year ended December 31, 2007 and the quarter ended September 30, 2007 to properly reflect the accrued interest credited

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


liability on its foreign denominated GICs and to properly reflect the functional currency of its operations in Ireland as of the respective date. As a result of the foregoing, the Company's net income for the year ended December 31, 2007 and the quarter ended September 30, 2007 increased by $49 million and $36 million, respectively.

     A summary of the effects of these restatements on the Company's consolidated financial statements is as set forth in the table below. See also
Note 22, Quarterly Results of Operations (Unaudited).

                                                   SEPTEMBER 30, 2007           DECEMBER 31, 2007
                                               --------------------------  --------------------------
                                               AS PREVIOUSLY               AS PREVIOUSLY
                                                  REPORTED    AS RESTATED     REPORTED    AS RESTATED
                                               -------------  -----------  -------------  -----------
                                                                     (IN MILLIONS)
ASSETS:
          Current income tax recoverable.....     $    148      $    133      $     91      $     72
          Deferred income tax assets.........     $  1,050      $  1,049      $    848      $    846
          Total assets.......................     $130,928      $130,912      $128,582      $128,561

LIABILITIES:
          Policyholder account balances......     $ 34,233      $ 34,189      $ 33,871      $ 33,815
          Total liabilities..................     $123,951      $123,907      $121,269      $121,213

STOCKHOLDERS' EQUITY:
          Retained earnings..................     $    645      $    681      $    843      $    892
          Accumulated other comprehensive
            income (loss)....................     $   (473)     $   (481)     $   (335)     $   (349)
          Total stockholders' equity.........     $  6,977      $  7,005      $  7,313      $  7,348
          Total liabilities and stockholders'
            equity...........................     $130,928      $130,912      $128,582      $128,561



                                            FOR THE THREE MONTHS ENDED        FOR THE YEAR ENDED
                                                SEPTEMBER 30, 2007            DECEMBER 31, 2007
                                           ---------------------------   ---------------------------
                                           AS PREVIOUSLY                 AS PREVIOUSLY
                                              REPORTED     AS RESTATED      REPORTED     AS RESTATED
                                           -------------   -----------   -------------   -----------
                                                                  (IN MILLIONS)
REVENUES:
  Net investment gains (losses)..........      $  (90)        $  (48)        $ (198)        $ (142)
  Total revenues.........................      $1,136         $1,178         $4,710         $4,766

EXPENSES:
  Interest credited to policyholder
     account balances....................      $  327         $  325         $1,304         $1,299
  Other expenses.........................      $  327         $  319         $1,455         $1,446
  Total expenses.........................      $  910         $  900         $3,737         $3,723

Income from continuing operations before
  provision for income tax...............      $  226         $  278         $  973         $1,043
Provision for income tax.................      $   72         $   88         $  282         $  303
Income from continuing operations........      $  154         $  190         $  691         $  740
Net income...............................      $  154         $  190         $  695         $  744

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                  FOR THE YEAR ENDED
                                                                  DECEMBER 31, 2007
                                                             ---------------------------
                                                             AS PREVIOUSLY
                                                                REPORTED     AS RESTATED
                                                             -------------   -----------
                                                                    (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...............................................      $  695         $  744
  Losses from sales of investments and businesses, net.....      $  201         $  145
  Interest credited to policyholder account balances.......      $1,304         $1,299
  Change in income tax payable.............................      $  287         $  308
  Change in other assets...................................      $  690         $  681


21.  SUBSEQUENT EVENT

     In October 2008, the Company received advances totaling $300 million from the Federal Home Loan Bank of Boston, which will be included in debt.

     In April 2008, MICC issued a surplus note with a face amount of $750 million and a discount of $7 million ($743 million) to MetLife Capital Trust X, an affiliate, with an interest rate of 8.595%.

22.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The unaudited quarterly results of operations for 2007 and 2006 are summarized in the table below:

                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                                                  (AS RESTATED, SEE NOTE 20)
                                                                 ----------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2007
  Total revenues........................    $1,097     $1,143        $1,178         $1,348
  Total expenses........................    $  903     $  885        $  900         $1,035
  Income from continuing operations.....    $  152     $  187        $  190         $  211
  Income from discontinued operations,
    net of income tax...................    $    4         --            --         $   --
  Net income............................    $  156     $  187        $  190         $  211



                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2006
  Total revenues........................    $1,006     $1,068        $1,057          $975
  Total expenses........................    $  830     $  796        $  770          $885
  Income from continuing operations.....    $  127     $  191        $  207          $ 72
  Income from discontinued operations,
    net of income tax...................        --         --            --            --
  Net income............................    $  127     $  191        $  207          $ 72

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2007
                                  (IN MILLIONS)

                                                                                     AMOUNT AT
                                                      COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST (1)   FAIR VALUE    BALANCE SHEET
TYPE OF INVESTMENTS                             ------------------   ----------   --------------
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........        $ 3,976          $ 4,091        $ 4,091
     State and political subdivision
       securities.............................            611              575            575
     Foreign government securities............            635              688            688
     Public utilities.........................          2,546            2,500          2,500
     All other corporate bonds................         19,661           19,242         19,242
  Mortgage-backed and asset-backed
     securities...............................         17,332           17,207         17,207
  Redeemable preferred stock..................          1,503            1,368          1,368
                                                      -------          -------        -------
     Total fixed maturity securities..........         46,264           45,671         45,671
                                                      -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....              1                1              1
     Industrial, miscellaneous and all other..            214              216            216
  Non-redeemable preferred stock..............            777              735            735
                                                      -------          -------        -------
     Total equity securities..................            992              952            952
                                                      -------          -------        -------
Mortgage and consumer loans...................          4,404                           4,404
Policy loans..................................            913                             913
Real estate and real estate joint ventures....            541                             541
Other limited partnership interests...........          1,130                           1,130
Short-term investments........................          1,335                           1,335
Other invested assets.........................          1,445                           1,445
                                                      -------                         -------
       Total investments......................        $57,024                         $56,391
                                                      =======                         =======



--------

(1) Cost or amortized cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                             DAC       FUTURE POLICY     POLICYHOLDER
                                             AND    BENEFITS AND OTHER      ACCOUNT       UNEARNED
SEGMENT                                     VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE (1)
-------                                    ------   ------------------   ------------   -----------
2007 (As Restated, See Note 20)
Individual...............................  $4,930         $ 4,022           $20,100         $342
Institutional............................      16          12,570            13,543           --
Corporate & Other........................       2           4,761               172            1
                                           ------         -------           -------         ----
                                           $4,948         $21,353           $33,815         $343
                                           ======         =======           =======         ====
2006
Individual...............................  $4,946         $ 3,769           $20,660         $260
Institutional............................     165          12,895            14,496            3
Corporate & Other........................      --           4,503               (57)          --
                                           ------         -------           -------         ----
                                           $5,111         $21,167           $35,099         $263
                                           ======         =======           =======         ====
2005
Individual...............................  $4,753         $ 3,452           $21,403         $141
Institutional............................     161          11,880            16,460            1
Corporate & Other........................      --           4,305               (23)          --
                                           ------         -------           -------         ----
                                           $4,914         $19,637           $37,840         $142
                                           ======         =======           =======         ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           SCHEDULE III -- (CONTINUED)

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                                                          AMORTIZATION OF
                               PREMIUM         NET        POLICYHOLDER      DAC AND VOBA       OTHER
                             REVENUE AND   INVESTMENT     BENEFITS AND       CHARGED TO      OPERATING   PREMIUMS WRITTEN
SEGMENT                    POLICY CHARGES    INCOME    INTEREST CREDITED   OTHER EXPENSES  EXPENSES (1)  (EXCLUDING LIFE)
-------                    --------------  ----------  -----------------  ---------------  ------------  ----------------
2007 (As Restated,
  See Note 20)
Individual...............      $1,665        $1,090          $1,140             $717           $612             $--
Institutional............          73         1,510           1,104               23             27               7
Corporate & Other........          26           293              33               --             67              25
                               ------        ------          ------             ----           ----             ---
                               $1,764        $2,893          $2,277             $740           $706             $32
                               ======        ======          ======             ====           ====             ===
2006
Individual...............      $1,462        $  985          $  984             $481           $564             $--
Institutional............          89         1,449           1,097                6             10               9
Corporate & Other........          25           405              27                1            111              25
                               ------        ------          ------             ----           ----             ---
                               $1,576        $2,839          $2,108             $488           $685             $34
                               ======        ======          ======             ====           ====             ===
2005 (2)
Individual...............      $  997        $  530          $  641             $287           $353             $--
Institutional............         133           712             627                1             29               9
Corporate & Other........          13           196              22               --              8              13
                               ------        ------          ------             ----           ----             ---
                               $1,143        $1,438          $1,290             $288           $390             $22
                               ======        ======          ======             ====           ====             ===



--------

   (1) Includes other expenses excluding amortization of DAC and VOBA charged to other expenses.

   (2) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
                        DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2007
Life insurance in-force.............    $189,630     $152,943   $13,934     $50,621      27.5%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    384     $     82   $    17     $   319       5.3%
Accident and health.................         270          236        --          34        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    654     $    318   $    17     $   353       4.8%
                                        ========     ========   =======     =======




                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2006
Life insurance in-force.............    $153,390     $119,281   $14,374     $48,483      29.6%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    323     $     72   $    21     $   272       7.7%
Accident and health.................         276          240        --          36        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    599     $    312   $    21     $   308       6.8%
                                        ========     ========   =======     =======




                                                                                      % AMOUNT
                                                                                       ASSUMED
                                      GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   -------   -------   ----------   --------
2005 (1)
Life insurance in-force.............    $126,362     $93,686   $16,921     $49,597      34.1%
                                        ========     =======   =======     =======
Insurance premium
Life insurance......................    $    269     $    45   $    38     $   262      14.5%
Accident and health.................         144         125        --          19        --%
                                        --------     -------   -------     -------
  Total insurance premium...........    $    413     $   170   $    38     $   281      13.5%
                                        ========     =======   =======     =======



     For the year ended December 31, 2007, reinsurance ceded and assumed included affiliated transactions of $32 million and $17 million, respectively. For the year ended December 31, 2006, both reinsurance ceded and assumed included affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed included affiliated transactions of $12 million and $38 million, respectively.

--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT



                               1300 HALL BOULEVARD
                       BLOOMFIELD, CONNECTICUT 06002-2910



SAI 38B, 44B, 45B, 47B, 48B, 57B, 91B                              November 2008

                                         PART C

                                   OTHER INFORMATION



ITEM 26. EXHIBITS


Exhibit
 Letter   DESCRIPTION
-------   -----------
a.1.      Resolution of the Board of Directors of The Travelers Insurance
          Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to Post-Effective Amendment No. 17 to the Registration Statement on Form S-6, File No. 002-88637, filed
          April 29, 1996.)

a.2.      Resolution of MetLife Insurance Company of Connecticut Board of
          Directors, dated March 24, 2008, authorizing the combining of MetLife of CT Fund UL II for Variable Life Insurance into MetLife of CT Fund
          UL for Variable Life Insurance. (Filed herewith.)

b.        Not applicable.

c.1. Form of Distribution and Principal Underwriting Agreement among the Registrant, MetLife Insurance Company of Connecticut and MetLife
          Investors Distribution Company (Incorporated herein by reference to Exhibit c.1. to Pre-Effective Amendment No. 1 to the Registration
          Statement on Form N-6, File No. 333-152219, filed November 20, 2008)

c.2. Specimen Selling Agreement. (Incorporated herein by reference to Exhibit c.3. to Post-Effective Amendment No. 9 to the Registration
          Statement on Form N-6, File No. 333-96519 filed April 10, 2006.)

c.3.      Agreement and Plan of Merger between MetLife Investors Distribution
          Company and MLI Distribution LLC dated as of October 20, 2006
          (Incorporated herein by reference to Exhibit c.4. to Post-Effective
          Amendment No. 12 to the Registration Statement on Form N-6, File No.
          333-96519, filed April 5, 2007.)

c.4. Retail Sales Agreement between MetLife Investors Distribution Company and broker-dealers (Incorporated herein by reference to Exhibit c.5.
          to Post-Effective Amendment No. 12 to the Registration Statement on
          Form N-6, File No. 333-96519, filed April 5, 2007.)

c.5.      Services Agreement between MetLife Investors Distribution Company and
          MetLife Insurance Company of Connecticut and Amendment No. 1 to the
          Services Agreement (Incorporated herein by reference to Exhibit c.6.
          to Post-Effective Amendment No. 13 to the Registration Statement on
          Form N-6, File No. 333-96519, filed April 7, 2008.)

d.1. Form of Variable Life Insurance Policy. (Incorporated herein by reference to Exhibit d.1 to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-96517 filed February
          10, 2003.)

d.2. Accidental Death Benefit. (Incorporated herein by reference to Exhibit d.2. to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.3. Accelerated Death Benefit Rider. (Incorporated herein by reference to Exhibit d.3. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.4. Child Term Rider. (Incorporated herein by reference to Exhibit d.4. to Post-Effective Amendment No. 4 to the Registration Statement on Form
          N-6, File No. 333-96519 filed February 10, 2003.)

d.5. Cost of Living Adjustment Rider. (Incorporated here in by reference to Exhibit d.5. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.6. Coverage Extension Rider. (Incorporated herein by reference to Exhibit d.6. to Post-

          Effective Amendment No. 4 to the Registration Statement on Form N-6,
          File No. 333-96519 filed February 10, 2003.)

d.7. Estate Tax Repeal Rider. (Incorporated herein by reference to Exhibit d.7. to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.8. Full Surrender Charge Waiver Rider. (Incorporated herein by reference to Exhibit d.8. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.9. Lapse Protection Guarantee Rider. (Incorporated herein by reference to Exhibit d.9. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.10. Maturity Extension Rider. (Incorporated herein by reference to Exhibit d.10. to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.11. Primary Insured Term Rider. (Incorporated herein by reference to Exhibit d.11. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.12. Spouse Term Insurance Rider. (Incorporated herein by reference to Exhibit d.12. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.13. Specified Amount Payment Rider. (Incorporated herein by reference to Exhibit d.13. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.14. Waiver of Deduction Amount Rider. (Incorporated herein by reference to Exhibit d.14. to Post-Effective Amendment No. 4 to the Registration
          Statement on Form N-6, File No. 333-96519 filed February 10, 2003.)

d.15. Name Change Endorsement. (Incorporated herein by reference to Exhibit d.15. to Post-Effective Amendment No. 9 to the Registration Statement on Form N-6, File No. 333-96519, filed April 10, 2006.)

e. Application for Variable Life Insurance Policy. . (Incorporated herein by reference to Exhibit e to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-96517 filed February
          10, 2003.)

f.1.      Charter of The Travelers Insurance Company, as amended on October 19,
          1994. (Incorporated herein by reference to Exhibit 6(a) to the Travelers Separate Account TM for Variable Annuities' Registration
          Statement filed on Form N-4, File No. 333-40193, filed November 13,
          1997.)

f.2.      By-Laws of The Travelers Insurance Company, as amended on October 20,
          1994. (Incorporated herein by reference to Exhibit 6(b) to the Travelers Separate Account TM for Variable Annuities' Registration
          Statement filed on Form N-4, File No. 333-40193, filed November 13,
          1997.)

f.3.      Certificate of Amendment to the Charter for the Travelers Insurance
          Company, as effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to the Post-Effective Amendment No. 14 to the
          Travelers Fund ABD for Variable Annuities Registration Statement filed on Form N-4, File No. 033-65343, filed April 6, 2006.)

f.4.      Certificate of Correction to the Charter for the MetLife Insurance
          Company of Connecticut (Incorporated herein by reference to Exhibit
          6(d) to the Post-Effective Amendment No. 11 to the MetLife of CT
          Separate Account Nine for Variable Annuities Registration Statement filed on Form N-4, File No. 333-65926, filed October 31, 2007.)

g. Reinsurance Contracts. (Incorporated herein by reference to Exhibit g to Post-

          Effective Amendment No. 3 to the Travelers Fund UL for Variable Life
          Insurance Registration Statement on Form N-6, File No. 333-56952, filed February 7, 2003.)

h.1. Form of Participation Agreement. (Incorporated herein by reference to Exhibit h to Post-Effective Amendment No. 3 to the Registration
          Statement on Form N-6, File No. 333-56952, filed February 7, 2003.)

h.2.      Participation Agreement with Metropolitan Series Fund, Inc.
          (Incorporated herein by reference to Exhibit 8(e) to Post-Effective
          Amendment No. 11 to the MetLife of CT Separate Account Nine for
          Variable Annuities Registrant's Registration Statement on Form N-4,
          File No. 333-65926, filed October 31, 2007.)

h.3. Participation Agreement with Met Investors Series Trust (Incorporated herein by reference to Exhibit h.3. to Post-Effective Amendment No. 9 to the Registrant's Registration Statement on Form N-6, File No.
          333-96519, filed April 10, 2006.)

i.        Administrative Contracts. Not applicable.

j.        None.

k. Opinion of Counsel regarding the legality of securities being registered. (Filed herewith.)

l. Actuarial Representation Letter. (Incorporated herein by reference to Exhibit l to Post-Effective Amendment No. 13 to the Registration
          Statement on Form N-6, File No. 333-96519, filed April 7, 2008.)

m. Calculation Exhibit. (Incorporated herein by reference to Exhibit m to Post-Effective Amendment No. 1 to the Registration Statement on Form
          N-6, File No. 333-147900, filed April 8, 2008.)

n.        Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm. (Filed herewith.)

o.        Omitted Financial Statements. Not applicable.

p.        Initial Capital Agreements. Not applicable.

q. Redeemability Exemption. (Incorporated herein by reference to Exhibit q to Post-Effective Amendment No. 27 to the Travelers Fund UL for
          Variable Life Insurance Registration Statement on Form N-6, File No.
          002-88637 filed April 29, 2005.)

r.        Powers of Attorney for Michael K. Farrell, William J. Mullaney, Lisa
          M. Weber, Stanley J. Talbi and Joseph J. Prochaska, Jr. (Filed herewith.)


ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR


Principal Business Address:
   MetLife Insurance Company of Connecticut
   1300 Hall Boulevard
   Bloomfield, CT 06002-2910


NAME AND PRINCIPAL         POSITIONS AND OFFICES
BUSINESS ADDRESS           WITH INSURANCE COMPANY
------------------------   -----------------------------------------------------
Michael K. Farrell         Director and President
William J. Mullaney        Director
Lisa M. Weber              Director
Steven A. Kandarian        Executive Vice President and Chief Investment Officer
James L. Lipscomb          Executive Vice President and General Counsel
Joseph J. Prochaska, Jr.   Executive Vice President and Chief Accounting Officer

Stanley J. Talbi           Executive Vice President and Chief Financial Officer
Gwenn L. Carr              Senior Vice President and Secretary
Eric T. Steigerwalt        Senior Vice President and Treasurer
William D. Cammarata       Senior Vice President
Elizabeth M. Forget        Senior Vice President
Gene L. Lunman             Senior Vice President

PRINCIPAL BUSINESS ADDRESS:


     The principal business address of each person shown above is MetLife, Inc., One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, New York 11101, except that the principal business address for Steven A. Kandarian and Michael K. Farrell is 10 Park Avenue, Morristown, NJ 07962, for William
     D. Cammarata is 18210 Crane Nest Drive, Tampa, FL 33647 and Gene L. Lunman is 1300 Hall Boulevard, Bloomfield, CT 06002-2910.


ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Registrant and Depositor are ultimately controlled by MetLife, Inc., a publicly traded company. No person is controlled by the Registrant.

An organizational chart for MetLife, Inc. is as follows:

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF SEPTEMBER 30, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Participacoes Ltda.(Portugal) - 99% is owned by MetLife International Holdings, Inc. and 1% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14.   MetLife Insurance S.A./NV (Belgium)

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. MetLife Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)

      44.   85 Brood Street LLC (CT)

      45.   575 Fifth Avenue LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)


Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


           (ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


DD.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)

FF.   Cova Life Management Company (DE)

GG.   MetLife Reinsurance Company of Charleston (SC)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7


ITEM 29. INDEMNIFICATION

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

The Depositor's ultimate parent, MetLife, Inc. has secured a Financial Institution Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife maintains Directors' and Officers' Liability with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter, as well as certain other subsidiaries of MetLife are covered.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITER

(a) MetLife Investors Distribution Company ("MLIDC")
    5 Park Plaza, Suite 1900
    Irvine, CA 92614

MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies:
MetLife of CT Separate Account Eleven for Variable Annuities
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account I
Metropolitan Life Variable Annuity Separate Account II,
Metropolitan Series Fund, Inc.
Met Investors Series Trust,
MetLife Investors USA Separate Account A

MetLife Investors USA Variable Life Account A

MetLife Investors Variable Annuity Account One
MetLife Investors Variable Annuity Account Five
MetLife Investors Variable Life Account One
MetLife Investors Variable Life Account Five
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty- Eight
General American Separate Account Twenty- Nine
General American Separate Account Two
Security Equity Separate Account 26
Security Equity Separate Account 27
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Metropolitan Tower Separate Account One

Metropolitan Tower Separate Account Two
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D

(b) MetLife Investors Distribution Company is the principal underwriter for the Policies. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.


NAME AND PRINCIPAL       POSITIONS AND OFFICES
BUSINESS ADDRESS         WITH UNDERWRITER
----------------------   -------------------------------------------------------
Michael K. Farrell ***   Director
Elizabeth M. Forget **   Executive Vice President, Investment Fund Management &
                         Marketing
Peter Gruppuso ****      Vice President, Chief Financial Officer
Paul A. LaPiana *        Executive Vice President, National Sales Manager
Craig W. Markham ****    Director
Richard C. Pearson *     Executive Vice President, General Counsel and Secretary
Eric T. Steigerwalt      Treasurer
Paul A. Sylvester *      President, National Sales Manager- Annuities & LTC
William J. Toppeta       Director


Unless otherwise noted, the principal business address of each person shown above is: MetLife, Inc., One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, New York 11101

*    MetLife Investors, 5 Park Plaza, Suite 1900, Irvine, CA 92614

**   MetLife, 260 Madison Avenue, New York, NY 10016

***  MetLife, 10 Park Avenue, Morristown, NJ 07962

**** MetLife, 485-E US Highway 1 South, Iselin, NJ 08830

(c)  Compensation From the Registrant

                                                             (3)
                                                   Compensation on Events
         (1)                      (2)                  Occasioning the                                    (5)
  Name of Principal         Net Underwriting       Deduction of a Deferred            (4)                Other
     Underwriter       Discounts and Commissions         Sales Load          Brokerage Commissions   Compensation
--------------------   -------------------------   -----------------------   ---------------------   ------------
MetLife Investors
Distribution Company          $4,941,000*                     $0                       $0                  $0

* includes underwriting commissions paid by MetLife Life and Annuity Company of Connecticut.

MLIDC, as the principal underwriter and distributor, did not receive any fees on the Policies. The Company paid compensation directly to broker-dealers who have selling agreements with MLIDC.

Tower Square Securities, Inc. provided certain limited services to MLIDC in the course of ordinary business as a principal underwriter to maintain its status as a broker-dealer in good standing with the FINRA. Tower Square Securities, Inc. allocated such expenses to MLIDC.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS


     (1)  MetLife Insurance Company of Connecticut
          1300 Hall Boulevard
          Bloomfield, CT 06002-2910


     (2)  Metropolitan Life Insurance Company
          501 Boylston Street
          Boston, Massachusetts 02116

     (3)  MetLife Investors Distribution Company
          5 Park Plaza, Suite 1900
          Irvine, CA 92614

ITEM 32. MANAGEMENT SERVICES

Not Applicable.

ITEM 33. FEE REPRESENTATION

MetLife Insurance Company of Connecticut hereby represents that the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on this 20th day of November, 2008.


                               MetLife of CT Fund UL for Variable Life Insurance
                                  (Registrant)

                               MetLife Insurance Company of Connecticut
                                  (Depositor)

                              By: /s/ Paul L. LeClair
                                  -------------------------------------
                                  Paul L. LeClair

                                  Vice President and Actuary

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this Registration Statement to be signed on its behalf by the undersigned duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on this 20th day of November, 2008.


                                        MetLife Insurance Company of Connecticut
                                             (Depositor)


                                        By: /s/ Paul L. LeClair
                                            -----------------------------------
                                            Paul L. LeClair

                                            Vice President and Actuary



As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 20th day of November, 2008.




*Michael K. Farrell                      Director and President
--------------------------------------
Michael K. Farrell


*William J. Mullaney                     Director
--------------------------------------
William J. Mullaney


*Joseph J. Prochaska, Jr.                Executive Vice President and Chief
--------------------------------------   Accounting Officer
Joseph J. Prochaska, Jr.


*Stanley J. Talbi                        Executive Vice President and Chief
--------------------------------------   Financial Officer
Stanley J. Talbi


*Lisa M. Weber                           Director
--------------------------------------
Lisa M. Weber


*By: /s/ John E. Connolly, Jr.
     ---------------------------------
     John E. Connolly, Jr.,
     Attorney-in-fact

* Executed by John E. Connolly, Jr. on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX



Exhibit
letter    DESCRIPTION
-------   -----------
  a.2.    Resolution of MetLife Insurance Company of Connecticut Board of
          Directors, dated March 24, 2008, authorizing the combining of MetLife of CT Fund UL II for Variable Life Insurance into MetLife of CT Fund
          UL for Variable Life Insurance.

   k. Opinion of Counsel regarding the legality of securities being registered.

   n.     Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm.

   r.     Powers of Attorney